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2013 Annual Report

Contents

Fairfax Corporate Performance	1
Corporate Profile	2
Chairman's Letter to Shareholders	4
Management's Responsibility for the Financial Statements and Management's Report on Internal Control over Financial Reporting	22
Independent Auditor's Report to the Shareholders	23
Valuation Actuary's Report	25
Fairfax Consolidated Financial Statements	26
Notes to Consolidated Financial Statements	33
Management's Discussion and Analysis of Financial Condition and Results of Operations	116
Appendix – Fairfax Guiding Principles	208
Corporate Information	209

2013 Annual Report

Fairfax Corporate Performance

(in US$ millions, except as otherwise indicated)(1)

	Book value per share	Closing share price(1)		Revenue	Net earnings	Total assets	Invest- ments	Net debt	Common share- holders' equity	Shares out- standing	Earnings per share
As at and for the years ended December 31(2)
1985	1.52	3.25	(3)	12	(1)	30	24	–	8	5.0	(1.35)
1986	4.25	12.75		39	5	93	69	4	30	7.0	0.98
1987	6.30	12.37		87	12	140	94	5	46	7.3	1.72
1988	8.26	15.00		112	12	201	112	27	60	7.3	1.63
1989	10.50	18.75		109	14	210	113	22	77	7.3	1.87
1990	14.84	11.00		167	18	462	289	83	82	5.5	2.42
1991	18.38	21.25		217	20	447	295	58	101	5.5	3.34
1992	18.55	25.00		237	8	465	312	69	113	6.1	1.44
1993	26.39	61.25		267	26	907	641	119	211	8.0	4.19
1994	31.06	67.00		465	28	1,549	1,106	166	280	9.0	3.41
1995	38.89	98.00		837	64	2,105	1,222	176	346	8.9	7.15
1996	63.31	290.00		1,082	111	4,216	2,520	282	665	10.5	11.26
1997	86.28	320.00		1,508	152	7,149	4,054	370	961	11.1	14.12
1998	112.49	540.00		2,469	280	13,640	7,868	830	1,365	12.1	23.60
1999	155.55	245.50		3,906	43	22,229	12,290	1,249	2,089	13.4	3.20
2000	148.14	228.50		4,157	76	21,668	10,400	1,252	1,941	13.1	5.04
2001	117.03	164.00		3,953	(407)	22,184	10,229	1,194	1,680	14.4	(31.93)
2002	125.25	121.11		5,105	253	22,173	10,597	1,603	1,760	14.1	17.49
2003	163.70	226.11		5,731	289	24,877	12,491	1,961	2,265	13.8	19.51
2004	162.76	202.24		5,830	53	26,271	13,461	1,966	2,606	16.0	3.11
2005	137.50	168.00		5,901	(447)	27,542	14,869	1,984	2,448	17.8	(27.75)
2006	150.16	231.67		6,804	228	26,577	16,820	1,614	2,662	17.7	11.92
2007	230.01	287.00		7,510	1,096	27,942	19,001	1,207	4,064	17.7	58.38
2008	278.28	390.00		7,826	1,474	27,305	19,950	413	4,866	17.5	79.53
2009	369.80	410.00		6,636	857	28,452	21,273	1,071	7,392	20.0	43.75
2010	376.33	408.99		5,967	336	31,448	23,300	1,255	7,698	20.5	14.82
2011	364.55	437.01		7,475	45	33,407	24,323	2,056	7,428	20.4	(0.31)
2012	378.10	358.55		8,023	527	36,945	26,094	1,921	7,655	20.2	22.68
2013	339.00	424.11		5,945	(573)	35,959	24,862	1,753	7,187	21.2	(31.15)
Compound annual growth
21.3%	19.0%

(1)
All share references are to common shares; Closing share price is in Canadian dollars; per share amounts are in US dollars; Shares outstanding are in millions.

(2)
IFRS basis for 2010 to 2013; Canadian GAAP basis for 2009 and prior. Under Canadian GAAP, investments were generally carried at cost or amortized cost in 2006 and prior.

(3)
When current management took over in September 1985.

Corporate Profile

Fairfax Financial Holdings Limited is a financial services holding company whose corporate objective is to build long term shareholder value by achieving a high rate of compound growth in book value per share over the long term. The company has been under present management since September 1985.

Canadian insurance

Northbridge Financial, based in Toronto, provides property and casualty insurance products in the Canadian market through its Northbridge Insurance and Federated subsidiaries. It is one of the largest commercial property and casualty insurers in Canada based on gross premiums written. In 2013, Northbridge's net premiums written were Cdn$1,062.1 million. At year-end, the company had statutory equity of Cdn$1,245.5 million and there were 1,491 employees.

U.S. insurance

Crum & Forster (C&F), based in Morristown, New Jersey, is a national commercial property and casualty insurance company in the United States writing a broad range of commercial coverages. Its subsidiary Seneca Insurance provides property and casualty insurance to small businesses and certain specialty coverages. C&F's other specialty niche property and casualty business and its accident and health insurance business are carried on through its Fairmont Specialty division. In February 2011, C&F acquired First Mercury, which offers insurance products and services primarily related to specialty commercial insurance markets, focusing on niche and underserved segments. In July 2013, C&F acquired Hartville, which provides pet insurance through C&F's Fairmont Specialty division. In 2013, C&F's net premiums written were US$1,232.9 million. At year-end, the company had statutory surplus of US$1,141.5 million and there were 1,695 employees.

Zenith National, based in Woodland Hills, California, is primarily engaged in the workers' compensation insurance business in the United States. In 2013, Zenith National's net premiums written were US$700.3 million. At year-end, the company had statutory surplus of US$515.8 million and there were 1,480 employees.

Asian insurance

First Capital, based in Singapore, writes property and casualty insurance primarily in Singapore markets. In 2013, First Capital's net premiums written were SGD 186.3 million (approximately SGD 1.3 = US$1). At year-end, the company had shareholders' equity of SGD 459.7 million and there were 140 employees.

Falcon Insurance, based in Hong Kong, writes property and casualty insurance in niche markets in Hong Kong. In 2013, Falcon's net premiums written were HK$466.9 million (approximately HK$7.8 = US$1). At year-end, the company had shareholders' equity of HK$566.6 million and there were 66 employees.

Pacific Insurance, based in Malaysia, writes all classes of general insurance and medical insurance in Malaysia. In 2013, Pacific Insurance's net premiums written were MYR 151.9 million (approximately MYR 3.1 = US$1). At year-end, the company had shareholders' equity of MYR 256.1 million and there were 207 employees.

Other insurance

Fairfax Brasil, based in São Paulo, commenced writing insurance in March 2010 in all lines of business in Brazil. In 2013, Fairfax Brasil's net premiums written were BRL 130.8 million (approximately BRL 2.1 = US$1). At year-end, the company had shareholders' equity of BRL 78.5 million and there were 71 employees.

Reinsurance

OdysseyRe, based in Stamford, Connecticut, underwrites treaty and facultative reinsurance as well as specialty insurance, with principal locations in the United States, Toronto, London, Paris, Singapore and Latin America. In 2013, OdysseyRe's net premiums written were US$2,376.9 million. At year-end, the company had shareholders' equity of US$3,809.3 million and there were 790 employees.

Advent, based in the U.K., is a reinsurance and insurance company, operating through Syndicate 780 at Lloyd's, focused on specialty property reinsurance and insurance risks. In 2013, Advent's net premiums written were US$157.0 million. At year-end, the company had shareholders' equity of US$148.4 million and there were 81 employees.

Polish Re, based in Warsaw, Poland, writes reinsurance in the Central and Eastern European regions. In 2013, Polish Re's net premiums written were PLN 265.8 million (approximately PLN 3.2 = US$1). At year-end, the company had shareholders' equity of PLN 264.7 million and there were 42 employees.

Group Re primarily constitutes the participation by CRC Re and Wentworth (both based in Barbados) in the reinsurance of Fairfax's subsidiaries by quota share or through participation in those subsidiaries' third party reinsurance programs on the same terms and pricing as the third party reinsurers. Group Re also writes third party business. In 2013, Group Re's net premiums written were US$105.0 million. At year-end, the Group Re companies had combined shareholders' equity of US$467.7 million.

Runoff

The runoff business comprises the U.S. and the European runoff groups. At year-end, the runoff group had combined shareholders' equity of US$1,597.8 million.

The Resolution Group (TRG) and the RiverStone Group (run by TRG management) manage runoff under the RiverStone name. At year-end, TRG/RiverStone had 222 employees in the U.S., located primarily in Manchester, New Hampshire, and 110 employees in its offices in the United Kingdom.

Other

Hamblin Watsa Investment Counsel, founded in 1984 and based in Toronto, provides investment management to the insurance, reinsurance and runoff subsidiaries of Fairfax.

Notes:

(1)
All of the above companies are wholly owned (except for 98%-owned First Capital).

(2)
The foregoing lists all of Fairfax's operating subsidiaries (many of which operate through their own wholly-owned operating subsidiaries). The Fairfax corporate structure also includes a 41.4% interest in Gulf Insurance (a Kuwait company with property and casualty insurance operations in the MENA region), a 26.0% interest in ICICI Lombard (an Indian property and casualty insurance company), a 15.0% interest in Alltrust (a Chinese property and casualty insurance company), a 23.8% interest in Thai Re Public Company Limited, a 27.1% interest in Singapore Re, and a 40.5% interest in Falcon (Thailand) (a Thai property and casualty insurance company), as well as investments in a number of non-insurance-related companies. The other companies in the Fairfax corporate structure, which include a number of intermediate holding companies, have no insurance, reinsurance, runoff or other operations.

To Our Shareholders:

Last year we told you that we had an excellent year building intrinsic value even though it was not obvious in the numbers. This year was even better but it was completely masked by hedging losses and unrealized mark to market losses caused by fluctuations in the market price of our investments. Our insurance and reinsurance companies had an outstanding year in 2013 with a combined ratio of 92.7% with excellent reserving and a record underwriting profit of $440 million(1). We also realized $1.4 billion of net gains from our investment portfolio (predominantly from our common stock portfolio). Excluding all hedging losses and before mark to market fluctuations in our investment portfolio, we earned $1.9 billion in pre-tax income. Including all hedging losses and mark to market fluctuations in our investment portfolio, we reported a $565 million after-tax loss for 2013. We expect the unrealized mark to market losses to reverse in the future (as of February 28, 2014, we had an unrealized mark to market gain in our investment portfolio of more than $1 billion – after tax, this would have eliminated our net loss in 2013). The table below shows all this clearly:

(1)  Amounts in this letter are in U.S. dollars unless specified otherwise. Numbers in the tables in this letter are in U.S. dollars and $ millions except as otherwise indicated.

2013 Results
Underwriting profit	440
Investment income and other	382

Operating income	822
Runoff (excluding investment gains and losses)	77
Interest expense	(211)
Corporate overhead and other	(125)

Pre-tax income excluding net investment gains (losses)	563
Realized investment gains	1,380

Pre-tax income including realized investment gains	1,943
Unrealized investment losses (mostly from bonds)	(962)
Hedging losses	(1,982)

Pre-tax loss	(1,001)
Income tax recovery	436

Net loss	(565)

So all in, the result was a net loss of $565 million and a 7.8% decrease in book value (adjusted for the $10 per share dividend paid) to $339 per share. Since we began 28 years ago in 1985, our compound annual growth in book value per share has been 21.3%, while our common stock price has compounded at 19.0% annually.

While going through our past Annual Reports (a dangerous exercise), some of you long term investors may remember that we first entered the reinsurance business through the purchase of a tiny company called Sphere Re. That experience, and the purchase of Skandia in 1996, made us remark that the reinsurance business is particularly leveraged to a "few good men and women at the top". We saw that again in spades in 2013 as Brian Young and his team at OdysseyRe had the best combined ratio in the company's history at 84.0%. In fact, we have more than made up for the 116.7% in the catastrophe-ravaged year of 2011. The average combined ratio for the past three years, including 2011, is 95.5%, with very conservative reserving. So a big round of applause for Brian and OdysseyRe, which accounts for almost half our business. I discussed OdysseyRe in last year's Annual Report and called it "the jewel in our crown" – well, the jewel was shining a little brighter in 2013!

While you have your hands together, Zenith had an excellent year in 2013 as it once again made an underwriting profit (the first time since we purchased it in 2010), with a combined ratio of 97.1% on a premium base of $700 million – much higher than the $430 million it wrote in 2010. You will remember that Zenith had shrunk its volume from $1.2 billion in 2005 to $430 million in 2010 because rates were grossly inadequate. In the past two years, companies that had expanded significantly in workers' compensation in the 2005 – 2010 period have been falling like dominoes, allowing rates to rise again to adequate levels. Jack Miller and his team at Zenith have navigated the treacherous waters of the California workers' compensation market exceptionally well. We expect, in time, that Zenith will write more than the $1.2 billion it wrote in 2005.

As I mentioned to you last year, all our companies continue to learn from the outstanding customer focus that Zenith has developed over the years. While all our companies are decentralized and run by our Presidents, we have encouraged a profit centre approach in all our companies (like the 30 profit centres in OdysseyRe discussed in last year's Annual Report) with a maniacal focus on serving our customers well (of course, this does not mean having to discount our prices!).

Late in the year, Fairfax Asia celebrated its tenth anniversary. Led by Mr. Athappan and First Capital, it has had an outstanding record in the 2004 – 2013 time period, as shown in the table below:

	2004	2013	Compound Annual Growth
Gross premiums	87	530	22%
Combined ratio	97%	88%	Average 88%	*
Net income	4	36	28%
Float	120	519	18%
Common shareholders' equity	88	602	18%	**
*
Average reserve redundancies of 8%

**
This calculation excludes the $206 million of capital contributions, mainly for acquisitions, included in the $602 million equity.

From a standing start, we have built Fairfax Asia with its businesses in Singapore (First Capital), Hong Kong (Falcon) and Malaysia (Pacific Insurance). Our insurance company interests in India (ICICI Lombard) and Thailand (Falcon) are equity accounted and our insurance company interest in China (Alltrust) is accounted for as a portfolio investment, so their numbers are not included in the numbers shown above.

ICICI Lombard has grown over the past 12 years to be the number one private non-life insurance company in India with $1.2 billion in gross premiums, an investment portfolio of $1.3 billion and common shareholders' equity of $318 million. We have a 26% interest! Alltrust in China (a 15% interest) writes $900 million in gross premiums with an investment portfolio of $821 million and common shareholders' equity of $374 million. On a look-through basis, we have approximately $1 billion in gross premiums in Fairfax Asia, an investment portfolio of $1.5 billion and common shareholders' equity of $658 million. With the exception of Alltrust, we are actively involved in the management of the investment portfolios of all these companies.

All of this came from a single idea many years ago to expand into Hong Kong through Falcon and into India through ICICI Lombard. A big thank you to the management teams at Fairfax Asia led by the Athappans (Mr. A. and Gobi), who also run First Capital and Falcon Hong Kong. Pacific Insurance in Malaysia is run by Sonny Tan, Falcon Thailand by Sopa Kanjanarintr, ICICI Lombard by Bhargav Dasgupta, and Alltrust by Sam Chan. We have a very sound base in Asia, and with the excellent management teams we have built, the opportunity for growth is unlimited.

Last year, for the first time since we began 28 years ago, we appointed a President at our head office. Given the size and scope of our operations, and the outstanding contributions of Paul Rivett to Fairfax's growth, we named him President of our holding company. Since he joined us ten years ago, Paul has been intimately involved in all of our head office functions, including acquisitions, financing and succession planning. Also, as Chief Operating Officer of Hamblin Watsa Investment Counsel, our investment management subsidiary, and a member of our Investment Committee, he has been involved in our investments, particularly private placements like the Bank of Ireland and The Brick Furniture Stores and private investments like Sporting Life and William Ashley. More recently, Paul has led our expanding investments in the restaurant business – more on that later. Most importantly, Paul epitomizes our culture of being hard working and team oriented, with no ego. Paul works very closely with all our officers at Fairfax and Hamblin Watsa as well as with Andy Barnard.

At our annual meeting last year, Andy said that his objective was to have Fairfax become as well known for its underwriting operations as for its investment results. Well, 2013 was a great start! He is now having a very significant impact on all our underwriting operations worldwide. Under Andy, the Executive Leadership Council, which consists of our Presidents, Peter Clarke, Jean Cloutier and Paul Rivett, continues to work well in coordinating our diversified operations and getting the best from all of them. The working groups established by the Executive Leadership Council across all our companies – all chief claims officers, all chief actuaries, all chief legal officers, etc. – continue to explore and take advantage of best practices. A very important subgroup that I mentioned last year is our Talent and Culture Development Working Group. It is making great strides in fostering our "fair and friendly" culture, with a special focus on outstanding customer service. Our special culture – nurtured and preserved over our

28 years and expressed in our Guiding Principles, which again are reproduced as an Appendix to this Annual Report – will be the major reason for our long term success.

In 2013, we held our second Fairfax Leadership Workshop which brought together 25 of our most promising managers from across the globe for a week of training and networking in Toronto. It was a great success and many of our young leaders have already moved on to greater responsibilities in their companies and across our companies. The future of Fairfax is in terrific hands!

We made two important acquisitions in the insurance business in 2013 – Hartville and American Safety.

Hartville, based in Canton, Ohio, is an MGA that provides pet insurance through Fairmont, a division of Crum & Forster. Dennis Rushovich has led Hartville for the past nine years, and through Gary McGeddy, the leader of our U.S. accident and health division, Fairmont has been Hartville's sole insurance carrier for the past seven years. In our usual fair and friendly manner, we committed to a deal in a few hours, and acquired Hartville for $34 million from the private equity firm that owned it. Hartville, which has a strategic partnership for pet insurance with the ASPCA, provides insurance for 79,000 dogs and 21,000 cats across the U.S., generating $40 million of insurance business at an average combined ratio of 85% over the past seven years. Combining the platform of Hartville with the resources of Fairmont is creating an exciting future for Fairfax in this niche market. We welcome Dennis and Hartville's 141 employees to the Fairfax family. By the way, most of Hartville's employees bring their pets to work. I hope our Fairfax employees don't get any ideas!

We are also very excited with the acquisition of American Safety, a company whose origins are in the environmental liability field. By combining the American Safety business with Crum & Forster's environmental group, Fairfax now owns a market leader in another well-performing specialty segment. In addition, a book of excess and surplus casualty business fits nicely in Crum & Forster's First Mercury unit. As well, the American Safety surety division has been combined with complementary operations at the Hudson unit of OdysseyRe. Aside from the attractive portfolios of business, we have also added many executives and employees who strengthen our pool of talent.

The balance sheet and legal entities of American Safety were acquired and financed by RiverStone, our runoff operation run by Nick Bentley. We bought the company for $317 million, a slight discount to book value after factoring in the sale of its small reinsurance business to an unaffiliated third party. On a net basis, we added $500 million to our investment portfolio.

This acquisition required much collaboration between RiverStone, Crum & Forster, OdysseyRe and our group at Fairfax. Under Andy's guidance, much credit goes to the leadership teams of these companies for enabling such effective coordination. And of course, a hearty welcome to the employees at American Safety as they join the Fairfax family.

Our RiverStone group, led by Nick Bentley, is one of the premier runoff operations in the world. Excluding mark to market losses, RiverStone had another excellent year in 2013.

Fairfax Brasil, led by Jacques Bergman and Bruno Camargo, is now a full-fledged operation. It writes $150 million in gross premiums and is poised to make an underwriting profit in 2014.

After nearly 20 years as the CEO of First Mercury (acquired by Crum & Forster in 2011), Richard Smith decided to retire. Richard's outstanding leadership was a key factor in our decision to acquire First Mercury, and we wish Richard all the best in his retirement. We are confident that Marc Adee, the head of Crum & Forster's Fairmont specialty division, will be a worthy successor to Richard.

We are very excited about our 75% investment in Thomas Cook India, run by Madhavan Menon, which we mentioned last year would be our vehicle for further expansion in India. Shortly thereafter, Thomas Cook India acquired IKYA Human Capital Solutions run by Ajit Isaac, a wonderful entrepreneur. IKYA is involved in human resources services, facilities management, skill development and food and hospitality services. The company employs over 65,000 people, with projected 2014 revenue of $40 million and expected free cash flow of $1.2 million. Early this year, Thomas Cook India announced that it was acquiring Sterling Resorts, a time share and membership resort company that was begun in India in 1986 by R. Subramaniam. Sterling, with 1,940 employees, owns 210 acres of land in some of the most beautiful tourist locations in India. It owns and operates ten resorts (approximately 1,100 rooms with 350 more rooms coming on stream by next year) on 60 of those acres, leaving 150 acres of very valuable land for development in the future. Also, Sterling leases 400 rooms across another nine resorts at a fixed rate on long term leases. Currently it is running at less than 30% of its capacity of 79,000 members. Sterling expects revenues of approximately $26 million for the year ending March 2014, with breakeven free cash flow. Thomas Cook India is acquiring the company for approximately $140 million; excluding the valuable unutilized land, it is buying

Sterling at less than ten times the annual free cash flow anticipated over the next few years. To help finance the deal, Fairfax will invest about $80 million into Thomas Cook India through the purchase of additional shares. After this acquisition, Fairfax will own about 71% of Thomas Cook India which, as I noted above, will be our investment vehicle for India – and will not be for sale!

Thomas Cook India is acquiring Sterling mainly because of Ramesh Ramanathan, the CEO of the company (like IKYA, Sterling will be independently run by its CEO). Ramesh joined the company in 1991 and helped develop the resorts for the next six years. He then spent 13 years at Mahindra Holidays building that business from scratch to 1,600 rooms across 32 properties. It is fair to say that Ramesh created the time share resort industry in India. Sterling went through some difficult times in the interim and Ramesh rejoined the company in 2011. He has already turned the company around and we expect significant growth in the future. Like Thomas Cook India, Sterling will be a long term beneficiary of the burgeoning middle class in India. A big thank you to our team in India (Fairbridge), led by Harsha Raghavan, working closely with Madhavan Menon and our own Chandran Ratnaswami.

Last year, I mentioned to you that we got into the restaurant business through the purchase of an 82% interest in Prime Restaurants. Since that time, under Paul Rivett's leadership, we have merged Prime Restaurants into CARA Restaurants (their nine restaurant groups will continue to be managed by distinct teams focused on individual brands and customers) and invested Cdn$100 million in CARA, giving us a fully diluted 49% interest. Bill Gregson and Ken Grondin, of Brick fame, will run the combined operations with the assistance of John Rothschild and Grant Cobb, the leaders at Prime. Nick Perpick, one of the founders of Prime, has retired after more than 30 years in the restaurant business, but Nick will remain a CARA shareholder and he will consult for Fairfax. Additionally, we have recently acquired a 51% interest in Keg Restaurants, perhaps the premier restaurant brand in Canada, for Cdn$85 million. Keg is run by a veteran team led by David Aisenstat.

CARA owns some of the best loved restaurant brands in Canada with nearly 700 restaurants including Swiss Chalet (begun in 1954), Harvey's (begun in 1959), Kelsey's (begun in 1978), Milestone's (begun in 1989) and Montana's (begun in 1995). The combined CARA and Prime will have over 800 restaurants and 35,000 employees across Canada, with over Cdn$1.6 billion in system sales. As they are predominantly franchised, their revenues are expected to be approximately Cdn$270 million and free cash flow is expected to be over Cdn$50 million.

Keg Restaurants was begun in Canada in 1971 by George Tidball (I met George long ago on an early Keg financing). David Aisenstat has done an outstanding job building the Keg brand in the past 15 years. David and his long serving management team (including three key executives – Neil Maclean, Jamie Henderson and Doug Smith – who have over 100 years of combined service exclusively at the Keg!) run over 100 Keg restaurants, primarily in Canada, with sales of about Cdn$500 million. Together, Prime, CARA and Keg have over 900 restaurants and employ over 44,000 people across Canada. They serve 318,000 Canadians daily (on average that works out to feeding every Canadian more than twice a year!) across their many brands. Fairfax is very much in the restaurant business in Canada!

We also recently purchased a 55% interest in Kitchen Stuff Plus, a specialty kitchen and household supply and giftware retailer with 12 stores in the Toronto area. We welcome our new partners in this business, Mark Halpern and his customer-focused executive team, to the Fairfax family. Mark started the business with one booth at a local weekend flea market over 25 years ago. Today the business generates over Cdn$35 million in sales and over Cdn$1 million in free cash flow.

By the way, thanks to David Russell, Patti Russell and Brian McGrath – with a little help from the extreme winter weather in Ontario this year – Sporting Life had its best year ever, generating free cash flow of Cdn$13 million – and Jackie Chiesa continues to do a great job at William Ashley.

A summary of our 2013 realized and unrealized gains (losses) is shown in the table below:

	Realized Gains (Losses)	Unrealized Gains (Losses)	Net Gains (Losses)
Equity and equity-related investments	1,324.2	120.9	1,445.1
Equity hedges	(1,350.7)	(631.3)	(1,982.0)

Net equity	(26.5)	(510.4)	(536.9)
Bonds	65.9	(994.9)	(929.0)
CPI-linked derivatives	—	(126.9)	(126.9)
Other	(10.5)	39.3	28.8

Total	28.9	(1,592.9)	(1,564.0)

The table above shows the realized gains (losses) for the year and, separately, the unrealized fluctuations in common stock, bond and CPI-linked derivative prices. With IFRS accounting, these fluctuations, although unrealized, flow into the income statement and balance sheet, necessarily producing lumpy results (the real results can only be seen over the long term). This table is updated for you in every quarterly report and we discuss it every year in our Annual Report. In 2013, with common stock prices going up significantly, we sold over $2 billion of our common stock holdings, realizing $1.3 billion in gains, offset by the realized loss on our hedges as we reduced our hedges proportionately. Net net, we realized $29 million in gains from the sale of common stocks and bonds and we had unrealized investment losses of $1,593 million (including almost $1 billion from bonds and $0.5 billion from common stocks), for a net loss of $1,564 million on our investments. Our defensive hedges of our common stock portfolio cost us approximately $2 billion in 2013 because of rising markets – a significant portion unrealized of course, in the sense that we continue to be hedged. Given our concern about financial markets and the excellent returns we achieved on our long term investments, we reluctantly decided to sell our long term holdings of Wells Fargo (a gain of 125%), Johnson & Johnson (a gain of 47%) and U.S. Bancorp (a gain of 135%).

In 2013, we had a total investment return of negative 4.9% (versus an average of positive 4.4% over the past five years and positive 8.9% over our 28-year history) mainly because of our 100% hedge of our common stock portfolio. If we had not hedged, our total investment return in 2013 would have been a positive 3.6%. In our 28-year history, we have had negative total investment returns in only three years: 1990 – (4.4)%; 1999 – (2.7)%; and 2013 – (4.9)%. In the past, these returns reversed the following year, as shown in the table in the MD&A! As we said earlier, as of February 28, 2014, we had an unrealized mark to market gain in our investment portfolio of more than $1 billion – after tax, this would have eliminated our net loss in 2013.

Our cumulative net realized and unrealized gains since we began in 1985 have amounted to $10.0 billion. As we said last year, these gains, while unpredictable, are a major source of strength to Fairfax as they add to our capital base and help finance our expansion. Also, as we have made clear many times, the unpredictable timing of these gains and mark to market accounting make our quarterly (and even annual) earnings and book value very volatile, as we saw again in 2013.

	Earnings (Loss) per Share	Book Value per Share
December 31, 2012		$378
First quarter	$7.12	373
Second quarter	(8.55)	362
Third quarter	(29.02)	335
Fourth quarter	(0.98)	339

The long term is where it's at!

The investment section in the MD&A gives you a lot more detail on our long term investment record.

No sooner had the ink dried (almost!) after I wrote to you in last year's Annual Report about BlackBerry, than BlackBerry became a daily headline. The Board of Directors of BlackBerry decided to form a Special Committee to look at all options for the company. As we were the biggest shareholder in the company (almost 10%) and were potentially conflicted by my being on the Board, I decided to resign as a director so we could review all our options. On September 23, 2013, Fairfax made an offer to take BlackBerry private at $9 per share, subject to a six-week due diligence period. To do our due diligence, we hired a very experienced team led by Sanjay Jha, who ran Motorola, Sandeep Chennakeshu, who was President of Ericsson Mobile Platforms, and John Bucher, who was Chief Strategy Officer at Motorola Mobility. Briefly stated, their conclusions were simply: 1) the company had excellent assets, 2) the management teams had made many mistakes along the way, and 3) the company could not afford high cost LBO debt. For the first time in our history, our due diligence resulted in our not being able to complete an announced deal. After discussions with the Special Committee, led by its Chair Tim Dattels, instead of continuing with a go-private transaction, we proposed to raise $1.25 billion for BlackBerry in the form of 6% seven-year convertible debentures (convertible at $10 per share into BlackBerry stock) and proposed that John Chen be concurrently appointed as Executive Chairman of BlackBerry.

John Chen has an extraordinary background. After immigrating to the U.S. from Hong Kong at the age of 16, John gained a Bachelor's degree in electrical engineering from Brown and a Master's from Caltech. He then trained at Burroughs (Unisys), turned around Pyramid Technology Corp., and then very successfully resurrected Sybase and ran it profitably for about 15 years. When John took over Sybase in 1998, it had lost money for four years, its stock price was down 90% (ring a bell?) and most analysts were predicting bankruptcy within six months. Within a year, Sybase was profitable and in 2010, 12 years later, SAP came knocking to buy it at $65 per share, more than ten times the $5 – $6 per share it sold at when John took it over! John has also been on the Board of Wells Fargo for eight years and Disney for ten years.

Since his appointment as Executive Chairman at BlackBerry in November 2013, John has bolstered the management team (mainly with people he has worked with), done a joint venture with FoxConn to manufacture low cost phones for emerging markets, brought back the "BB Classic" phone (the Q20) and publicly said that BlackBerry would break even by the fourth quarter of fiscal 2015 (i.e., the quarter ending January 2015). John is on his way – and all BlackBerry shareholders are fortunate that he decided to take the job of saving Canada's iconic technology company.

I must also say, BlackBerry would not have survived if not for the extraordinary leadership of Tim Dattels as Chair of the Special Committee. You may understand why I say this if you read the recent book on Nortel's bankruptcy "100 Days: The rush to judgment that killed Nortel", by James Bagnall.

We purchased $500 million of the BlackBerry convertible debentures and have said that we would sell some of our common shares over time to rebalance our position (we have sold 5 million shares at about $10 per share as of this writing). The rest of the convertible debentures were purchased by six contrarian long term investors, of whom four were Canadian.

Interestingly, Twitter went public, just after BlackBerry announced its convertible debt issue, at $26 per share, giving it a market value of $18 billion. It had revenues of $665 million and losses of $645 million, and most investors could not get a single share unless they were very good clients of the major houses underwriting the issue. On that day, BlackBerry traded in excess of 100 million shares at $6 per share, giving it a market value of $3 billion. BlackBerry had revenues of approximately $8 billion with cash of $2.6 billion and no debt other than the new convertible debt to be issued. If you thought that Twitter was grossly overvalued at $26 per share, it promptly doubled and currently is selling at $55 per share, with a market value of $39 billion.

Twitter is no exception – please see the recently compiled table below to see the extraordinary speculation in high tech companies. This sort of speculation will end just like the previous tech boom in 1999 – 2000 – very badly!

	Market Cap.	P/E Ratio	Price to Sales
	(US$ billions)
Social Media
Twitter	39	(loss)	38x
Netflix	27	186x	6x
Facebook	174	116x	21x
LinkedIn	24	887x	15x
Yelp	7	(loss)	27x
Yandex	12	33x	11x
Tencent Holdings	150	59x	16x
Other Tech/Web
Groupon	6	(loss)	2x
Service Now	10	(loss)	22x
Salesforce.com	38	(loss)	9x
Netsuite	9	(loss)	21x

It is amazing to witness the transformation that has taken place in Ireland. In 2011, when we made our investment in the Bank of Ireland at 10 euro cents per share, 10-year Government of Ireland rates were 12%, housing prices had come down 40% and sentiment was bleak. Since then, 10-year Government of Ireland rates have dropped to 3.1%, house prices have bottomed out and have begun to rise, Ireland has access to the bond markets again and capital is flooding into Ireland! Under Richie Boucher's strong leadership, the Bank of Ireland continues to do well as it recently refinanced its government-owned €1.8 billion preferred by doing a €580 million equity issue at 26 euro cents per share and selling the rest into the marketplace. Also, it did a €750 million unsecured five-year bond financing at 3.34%! The Irish Government has now had all its loans to the Bank of Ireland paid back and its 13.95% ownership of the common stock is in a sizeable profit position. We thank the Irish Government for its exceptional support of the Bank of Ireland and look forward to the Bank's continued progress under Richie's leadership.

As this letter went to print, because of the significant appreciation in our position in the Bank of Ireland, we rebalanced that position by selling a third of it at approximately 33 euro cents per share. The Bank of Ireland has been one of our most successful investments because of the outstanding performance of Richie and his management team. We continue to be strong supporters of Richie and the Bank of Ireland.

We continued to invest with Bill McMorrow from Kennedy Wilson in 2013. We invested in the Clancy Quay apartments and some well-leased office buildings in Dublin and we also invested in a U.K. loan pool. We have invested a net cumulative $305 million in real estate deals with Kennedy Wilson in California, Japan, the U.K. and Ireland – deals at significant discounts to replacement costs and with excellent unlevered cash on cash returns, in which Kennedy Wilson is the managing partner and an investor. Also, we continue to own a fully diluted 10.9% interest (11.5 million shares) in Kennedy Wilson.

It is with some sadness that we say farewell to MEGA Brands, a leading global toy company run by the Bertrand family in Montreal, Canada. It is a made-in-Quebec success story that we assisted through the tough recessionary years. The Bertrands approached us with the request to sell to Mattel and as we have said in the past, we support management and the founders. Our cost for our MEGA shares is Cdn$9.88 per share and the Mattel offer is at Cdn$17.75 per share. All in, including our loss on our original convertible debentures, our profit will be Cdn$17 million.

Below we update the table on our intrinsic value and stock price. As discussed in previous Annual Reports, we use book value as a first measure of intrinsic value.

	INTRINSIC VALUE % Change in US$ Book Value per Share	STOCK PRICE % Change in Cdn$ Price per Share
1986	+180	+292
1987	+48	-3
1988	+31	+21
1989	+27	+25
1990	+41	-41
1991	+24	+93
1992	+1	+18
1993	+42	+145
1994	+18	+9
1995	+25	+46
1996	+63	+196
1997	+36	+10
1998	+30	+69
1999	+38	-55
2000	-5	-7
2001	-21	-28
2002	+7	-26
2003	+31	+87
2004	-1	-11
2005	-16	-17
2006	+9	+38
2007	+53	+24
2008	+21	+36
2009	+33	+5
2010	+2	—
2011	-3	+7
2012	+4	-18
2013	-10	+18
1985-2013 (compound annual growth)	+21.3	+19.0

We show you this table often to emphasize that in the short term, there is no correlation between growth in book value and increase in stock price. You will note periods when our book value grew substantially faster than our stock price and vice versa. More recently, we think the intrinsic value of our company has grown much more than its underlying book value. In 2013, our book value dropped by 10% for the reasons discussed earlier, while our stock price increased 18%, some of it due to the declining Canadian dollar. However, it is only in the long term that book values and stock prices compound at similar rates. Please note that in the above table our book value changes are based on book values in U.S. dollars while our stock price changes are based on stock prices in Canadian dollars.

Insurance and Reinsurance Operations

The table below shows the combined ratios and the recent change in premiums of our insurance and reinsurance operations:

	Combined Ratio Year Ended December 31,			Change in Net Premiums Written
	2013	2012	2011	2013
Northbridge	98.2%	106.2%	102.8%	8.7%
Crum & Forster	101.9%	109.3%	107.9%	(1.6)%
Zenith	97.1%	115.6%	127.5%	13.1%
OdysseyRe	84.0%	88.5%	116.7%	(1.1)%
Fairfax Asia	87.5%	87.0%	83.2%	7.0%
Other Insurance and Reinsurance	96.6%	104.3%	140.9%	(23.3)%

Consolidated	92.7%	99.9%	114.2%	0.2%

Despite significant catastrophe losses in Canada due to the effects of the Alberta and Toronto floods (5.4 percentage points on the combined ratio), Northbridge posted a combined ratio below 100% while continuing to benefit from favourable reserve development. Northbridge's gross premiums written remained flat, reflecting selective underwriting given the soft market conditions in the Canadian market. Silvy Wright and her team are focused on sustained underwriting profitability with continued strong reserving.

Crum & Forster's 2013 combined ratio of 101.9% improved year over year by 7.4 percentage points, reflecting improved underlying results, lack of major catastrophe losses and no significant reserve development. Doug Libby continues to grow Crum & Forster's profitable specialty business while reducing its less profitable and cyclical standard lines business.

Zenith, under the guidance of Jack Miller, produced its first underwriting profit since we acquired it in 2010. As mentioned above, Zenith's focus on sound underwriting resulted in a significant reduction in premium volume from $1.2 billion in 2005 to $430 million in 2010. In 2013, Zenith wrote $700 million of premium at a combined ratio of 97.1%, with the benefit of favourable reserve development. Zenith's growth in premium has been primarily the result of year over year rate increases and does not reflect any significant growth in exposure.

Northbridge, Crum & Forster and Zenith have all demonstrated strong underwriting discipline during the recent soft market, and today are benefiting from much improved combined ratios.

Led by Brian Young, OdysseyRe achieved a combined ratio of 84.0%, the best underwriting result in its history, while maintaining its disciplined underwriting in a difficult reinsurance market. OdysseyRe continues to leverage its strong brand based on its capabilities to write insurance and reinsurance business globally. Once again, favourable loss development from prior years contributed to the excellent result.

Fairfax Asia, under the leadership of Mr. Athappan, continued to produce outstanding results, with a combined ratio of 87.5% and premium growth of 7.0%. Fairfax Asia has consistently grown throughout the region with combined ratios well below 100% and with strong reserving.

All of our companies are well capitalized, as shown in the table below:

	As of and for the Year Ended December 31, 2013
	Net Premiums Written	Statutory Surplus		Net Premiums Written/Statutory Surplus
Northbridge	1,031.4	1,172.2		0.9x
Crum & Forster	1,232.9	1,141.5		1.1x
Zenith	700.3	515.8		1.4x
OdysseyRe	2,376.9	3,809.3	(1)	0.6x
Fairfax Asia	257.4	610.0	(1)	0.4x
(1)
IFRS total equity

On average we are writing at about 0.8 times net premiums written to surplus. In the hard markets of 2002 – 2005 we wrote, on average, at 1.5 times. We have huge unused capacity currently and our strategy during the times of soft pricing is to be patient and stand ready for the hard markets to come.

The accident year combined ratios of our companies from 2004 onwards are shown in the table below:

	2004 – 2013
	Cumulative Net Premiums Written	Average Combined Ratio
	($ billions)
Northbridge	Cdn 11.0	98.4%
Crum & Forster	9.9	101.8%
OdysseyRe	21.6	92.6%
Fairfax Asia	1.3	86.7%

Total	43.8	96.0%

The table, comprising a full decade with a hard and soft market and the unprecedented catastrophe losses in 2005 and 2011, demonstrates the quality of our insurance and reinsurance companies. It shows you the cumulative business each company has written in the past ten years and each company's average accident year combined ratio during those years. The results are excellent – but there is no complacency as our Presidents, with Andy's help, continue to focus on developing competitive advantages that will ensure these combined ratios are sustainable through the ups and downs of the insurance cycle.

The table below shows the average annual reserve redundancies for our companies for the past ten years (business written from 2003 onwards):

2003 – 2012 Average Annual Reserve Redundancies
Northbridge	10.3%
Crum & Forster	4.6%
OdysseyRe	11.3%
Fairfax Asia	7.9%

The table shows you how our reserves have developed for the ten accident years prior to 2013. Northbridge has had an average redundancy of 10.3% – i.e., if reserves had been set at $100 for any year between 2003 and 2012, they would have come down on average to $89.70, showing redundant reserves of $10.30. On a comparable basis, Crum & Forster had an average reserve redundancy of 4.6%, OdysseyRe 11.3% and Fairfax Asia 7.9% (First Capital alone was 9.5%). We are very pleased with this reserving record, but given the inherent uncertainty in setting reserves in the property casualty business, we continue to be focused on being conservative in our reserving process. More on our reserves in the MD&A.

We have updated the float table that we show you each year for our insurance and reinsurance companies:

	Underwriting Profit (Loss)	Average Float	Benefit (Cost) of Float	Average Long Term Canada Treasury Bond Yield
1986	2.5	21.6	11.6%	9.6%
--
2009	7.3	9,429.3	0.1%	3.9%
2010	(236.6)	10,430.5	(2.3)%	3.8%
2011	(754.4)	11,315.1	(6.7)%	3.3%
2012	6.1	11,906.0	0.1%	2.4%
2013	440.0	12,079.9	3.6%	2.8%
Weighted average since inception			(1.9)%	4.3%
Fairfax weighted average financing differential since inception: 2.4%

Float is essentially the sum of loss reserves, including loss adjustment expense reserves, and unearned premium reserves, less accounts receivable, reinsurance recoverables and deferred premium acquisition costs. As the table shows, the average float from our operating companies increased 1.5% in 2013, at no cost (in fact a significant benefit!). Our long term goal is to increase the float at no cost, by achieving combined ratios consistently at or below 100%. This, combined with our ability to invest the float well over the long term, is why we feel we can achieve our long term objective of compounding book value per share by 15% per annum over the long term.

The table below shows you the breakdown of our year-end float for the past five years:

	Insurance			Reinsurance	Insurance and Reinsurance
Year	Northbridge	U.S.	Fairfax Asia	OdysseyRe	Other	Total Insurance and Reinsurance	Runoff	Total
2009	2,052.8	2,084.5	125.7	4,540.4	997.0	9,800.4	1,737.0	11,537.4
2010	2,191.9	2,949.7	144.1	4,797.6	977.3	11,060.6	2,048.9	13,109.5
2011	2,223.1	3,207.7	387.0	4,733.4	1,018.4	11,569.6	2,829.4	14,399.0
2012	2,314.1	3,509.1	470.7	4,905.9	1,042.6	12,242.4	3,636.8	15,879.2
2013	2,112.0	3,541.0	519.3	4,741.8	1,003.2	11,917.3	3,633.2	15,550.5

In the past five years our float has increased very substantially, by 34.8%, due to acquisitions and organic growth in premiums written. The decrease in 2013 was due to foreign exchange movements and reserve releases.

At the end of 2013, we had approximately $734 per share in float. Together with our book value of $339 per share and $100 per share in net debt, you have approximately $1,173 in investments per share working for your long term benefit – about 9% lower than at the end of 2012.

The table below shows the sources of our net earnings (loss). This table, like various others in this letter, is set out in a format which we have consistently used and we believe assists you in understanding Fairfax.

		2013	2012
	Underwriting
Insurance	– Canada (Northbridge)	18.2	(61.7)
	– U.S. (Crum & Forster and Zenith)	(5.1)	(206.3)
	– Asia (Fairfax Asia)	32.0	30.1
Reinsurance	– OdysseyRe	379.9	265.8
	Insurance and Reinsurance – Other	15.0	(21.8)

	Underwriting profit	440.0	6.1
	Interest and dividends – insurance and reinsurance	330.2	292.4

	Operating income	770.2	298.5
	Net gains (losses) on investments – insurance and reinsurance	(1,322.0)	587.3
	Loss on repurchase of long term debt	(3.4)	(40.6)
	Runoff	(229.2)	230.4
	Other	51.9	37.8
	Interest expense	(211.2)	(208.2)
	Corporate overhead and other	(57.4)	(256.2)

	Pre-tax income (loss)	(1,001.1)	649.0
	Income tax recoverable (expense)	436.6	(114.0)

	Net earnings (loss)	(564.5)	535.0

The table shows the results from our insurance and reinsurance (underwriting and interest and dividends), runoff and non-insurance operations (Other shows the pre-tax income before interest of Ridley, Sporting Life, Prime Restaurants (until October 31, 2013), Thomas Cook India, IKYA (since May 14, 2013) and William Ashley). Net gains (losses) on investments other than at runoff and the holding company are shown separately to help you understand the composition of our earnings (excluding investment gains and losses, mostly unrealized, runoff had pre-tax income of $77 million in 2013). The underwriting profit in 2013 was due primarily to the outstanding performance at OdysseyRe and Fairfax Asia. After interest and dividend income, we had operating income of $770 million. Corporate overhead and other includes $65 million of net gains on investments. The net loss in 2013 was impacted by tax recoveries of $437 million, while the 2012 net earnings were impacted by tax expense of $114 million. (See more detail in the MD&A.)

Financial Position

	2013	2012
Holding company cash, short term investments and marketable securities (net of short sale and derivative obligations)	1,241.6	1,128.0

Holding company debt	2,337.7	2,220.2
Subsidiary debt	503.5	670.9
Other long term obligations – holding company	153.3	157.5

Total debt	2,994.5	3,048.6

Net debt	1,752.9	1,920.6

Common shareholders' equity	7,186.7	7,654.7
Preferred stock	1,166.4	1,166.4
Non-controlling interests	107.4	73.4

Total equity	8,460.5	8,894.5

Net debt/total equity	20.7%	21.6%
Net debt/net total capital	17.2%	17.8%
Total debt/total capital	26.1%	25.5%
Interest coverage	n/a	4.2x
Interest and preferred share dividend distribution coverage	n/a	3.0x

We issued 1 million of our common shares at Cdn$431 per share on November 15, 2013 to make our financial position rock solid, and we ended 2013 in a very strong financial position, holding cash and marketable securities at the holding company of over $1 billion, and with no significant debt maturities in the next five years.

Investments

The table below shows the time-weighted compound annual returns (including equity hedging) achieved by Hamblin Watsa, Fairfax's wholly-owned investment manager, on the stocks and bonds of our companies managed by it during the past 15 years, compared to the benchmark index in each case:

	5 Years	10 Years	15 Years
Common stocks (with equity hedging)	3.2%	7.6%	13.5%
S&P 500	17.9%	7.4%	4.7%
Taxable bonds	11.2%	10.3%	9.9%
Merrill Lynch U.S. corporate (1-10 year) bond index	8.4%	5.0%	5.7%

What a difference a year makes! The effect of a negative return in 2013, and the elimination of 2008 from the current five-year return, resulted in significant underperformance by Hamblin Watsa in the last five years. Hedging our common equity exposures has been very costly for us in the last three years – particularly 2013. However, we did warn you that we wanted to be safe rather than sorry – our time will come again!

Last year, I quoted a major U.S. bank CEO who famously said, "As long as the music is playing, you have to get up and dance." You can see how difficult it is not to dance! And what a party it was in 2013! The S&P went up 30% while the Russell 2000 was up 37%. As discussed earlier, the high tech stocks were soaring – particularly those with no earnings and very little revenue. Tesla Motors, for example, sold 22,477 cars in 2013 but commands a market cap of $31 billion, while Fiat, which we like, sold 4.4 million cars but has a market cap of only $14 billion. Amazon has a market cap of $167 billion but has not earned more than $1.2 billion in any one year since it went public in 1999. Facebook has recently made a $19 billion offer for WhatsApp – a company with approximately 50 employees and $20 million in revenue. This is the poster child for the excesses that prevail in the tech world!

Signs of speculative excesses are everywhere – even though the U.S. economy is still very tepid. The world might muddle through as it did in 2013, but the grand disconnect between stocks and bonds, and the real economy, continues. You will remember, we consider the 2008 – 2009 contraction to be a one in 50 or a one in 100 year event – similar to the 1930s in the U.S. and Japan since 1990. Because of massive fiscal and monetary stimulus in the U.S., the economic consequences have yet to play out. We continue to worry about the unintended consequences, and continue to hedge our common stock portfolio for the reasons discussed in our last few Annual Reports. Just to highlight a few of them:

  1.
  The U.S. total debt/GDP ratio is at a very high level and significant deleveraging is yet to come. This applies to Europe and the U.K. also.

  2.
  Economic growth in the Western world is still very weak in spite of huge monetary and fiscal stimulus by the Fed and the ECB. In nominal and real terms, annually since 2009 the U.S. only grew by 3.9% and 2.3% respectively (while Europe grew by 1.6% and 0.5% respectively). In spite of this anemic growth, after-tax profit as a percentage of GDP in the U.S. is at the highest level of the last 60 years.

  3.
  Inflation in the U.S. and Europe, after five years of huge fiscal stimulus, is still in the 1% area – and falling. We remind you that it took five years after the stock market crash in 1990 before Japan saw deflation – and this deflation continued for most of the following 19 years.

  4.
  QE1, QE2 and QE3 have helped the financial markets but have not worked in the real economy. What happens when everyone realizes that the Fed and the ECB have no more bullets?!

  5.
  There is a monstrous real estate and construction bubble in China, which could burst anytime. It almost did in 2011 but China increased its credit growth significantly since then.

  6.
  Reaching for yield continues everywhere, with junk debt at record low yields, emerging market debt in U.S. dollars at very low yields and corporate bonds at very low spreads. Many emerging market countries also have significant external debt in foreign currencies. All vulnerable to a "risk off" run on the bank!

In the last few years we have discussed the huge real estate bubble in China. In case you continue to be a skeptic, here are a few observations from Anne Stevenson Yang, an American who has been in China for over 20 years and is the founder of JCapital Research in Beijing:

  1.
  China added 5.9 billion square metres of commercial buildings between 2008 and 2012 – the equivalent of more than 50 Manhattans – in just five years!

  2.
  In 2012, China completed about 2 billion square metres of residential floor space – approximately 20 million units. For perspective, the U.S. at its peak built 2 million homes in a year.

  3.
  At the end of 2013, China had about 6.6 billion square metres of new residential space under construction, around 60 million units.

  4.
  Yinchuan, a city of 1.2 million people including the suburbs, has 30 million square metres of available apartments – roughly 300,000 units that could house 900,000 people. This is in addition to the delivered but unoccupied units. The city of Guiyang, capital of Guizhou Province, has roughly 5.5 million extra units for a city of 5 million.

  5.
  In almost every city Anne has visited, pretty much the whole existing housing stock has been replicated and is empty.

  6.
  Home ownership rates in China are estimated to be over 100% versus 65% in the U.S. Many cities report ownership over 200%. Tangshan, near Beijing, is one.

  7.
  This real estate boom could only be financed through unrestrained credit growth. Since 2009, the Chinese banks have grown by the equivalent of the entire U.S. banking system or 15% of world GDP.

  8.
  The real estate bubble has resulted in companies extensively borrowing and investing in real estate or lending on real estate in the shadow banking system. This is exactly what happened in Japan in the late 1980s.

  9.
  And one observation of our own: Since 2009, the easing by the Federal Reserve combined with the explosive growth in China, backed by higher interest rates, has resulted in huge inflows ("hot money") into China. The near unanimous view that the renminbi would strengthen has resulted in a massive carry trade where speculators have borrowed at low rates across the world and invested in China, almost always backed by real estate. The shadow banking system in China – i.e., assets not on the books of the major Chinese banks – is estimated by Bank of America Merrill Lynch to be approximately $4.7 trillion or 51% of Chinese GDP. Oddly enough, prior to the credit crisis, the U.S. had $4.5 trillion in asset-backed securities outstanding or approximately 31% of U.S. GDP. You know what happened then. When the flows reverse in China, watch out!

These observations remind me again of the following quote from Michael Lewis' essay in Vanity Fair, "When Irish Eyes are Crying", which I wrote to you about in our 2010 Annual Report: "Real estate bubbles never end with soft landings. A bubble is inflated by nothing firmer than expectations. The moment people cease to believe that house prices will rise forever, they will notice what a terrible long term investment real estate has become and flee the market, and the market will crash." Amen!

As they say, it is better to be wrong, wrong, wrong and then right than the other way around!

For those of you who believe a picture is worth a thousand words, please watch the recent BBC documentary "How China Fooled the World".

Finally, in our 2007 Annual Report, we quoted Hyman Minsky, the father of the Financial Instability Hypothesis, who said that history shows that "stability causes instability". Prolonged periods of prosperity lead to leveraged financial structures that cause instability. This quote was in relation to the U.S. in 2007. It applies in spades to China in 2013!

Any credit event in China will have very significant ramifications for the world economy, as China is the world's second largest economy and consumes 40% to 50% of most commodities from iron ore to copper. Here's an update on the commodity price tables I have shared with you before:

	2013	2012	2011
Oil – $/barrel	98	92	99
Copper – $/lb.	3.39	3.60	3.45
Nickel – $/lb.	6.31	7.74	8.49
Wheat – $/bushel	6.05	7.80	6.53
Corn – $/bushel	4.22	6.98	6.47
Cotton – $/lb.	0.85	0.75	0.92
Gold – $/oz.	1,205	1,658	1,531

While commodity prices have come down, they have yet to collapse. Of course, a collapse would have a very significant impact on the mining industry. World iron ore capacity has increased by more than 100% in the last ten years, mainly because Chinese demand has nearly quadrupled! Of course, any decline in commodity prices will impact Canada, as I mentioned in last year's Annual Report. Unlike the U.S., Canada has not had a decline in house prices, and as I said last year, we are watching from the sidelines. Caveat emptor, as they say!

In this environment, with zero interest rates and high debt levels prevailing in most developed countries, giving them limited flexibility to react to unintended consequences, we think it is prudent to have a very strong balance sheet with a large cash position and to be protected on the downside. When problems hit, only those with cash and very liquid assets can take advantage of them. While it is very painful and costly waiting, we think your (and our!) patience will be rewarded.

We are reminded again of the warning from the distant past from our mentor, Ben Graham, which I have quoted before: "Only 1 in 100 survived the 1929-1932 debacle if one was not bearish in 1925." We continue to be early – and bearish!

In this world of large unintended consequences, one of which may well be deflation, we have added to our position in CPI – linked derivative contracts, as shown below:

	2010	2011	2012	2013
Nominal amount ($ billions)	34.2	46.5	48.4	82.9
Cost ($ millions)	302.3	421.1	454.1	545.8
Market value ($ millions)	328.6	208.2	115.8	131.7

As you can see from the table, in 2013 we increased our nominal exposure to these contracts by 71.3% for an additional cost of only 20.2%. As of December 31, 2013, these contracts were carried on our books at $131.7 million, a 75.9% decline from our cost. The remaining term on these contracts is 7.5 years. Like in 2012, Brian Bradstreet has refreshed some of these older contracts by exchanging them for newer, more current indexed contracts – thus effectively increasing the weighted average strike price of the index (CPI) on the U.S. contracts to 230.43 from 223.98 – only 1.1% away from the U.S. CPI index at the end of 2013!

The table below provides you more details on our CPI-linked derivative contracts as of December 31, 2013:

Underlying CPI Index	Notional Amount	Weighted Average Strike Price (CPI)	December 31, 2013 CPI
	($ billions)
United States	34.4	230.43	233.05
European Union	39.2	109.85	117.28
United Kingdom	5.5	243.82	253.40
France	3.8	124.85	125.82

Total	82.9

As we did last year, we remind you that cumulative deflation in the U.S. in the 1930s and Japan in the ten years ending 2012 was approximately 14%. It is amazing to note that including 2013, Japan has suffered deflation in most of the last 19 years – beginning about five years after the Nikkei index and real estate values peaked.

In 2013, we had net investment losses of $1,564 million, which consisted principally of net losses of $929 million on fixed income securities and $537 million on common stock and equity-related securities (after a net loss of $2 billion on our hedges). The net loss on fixed income securities consisted of net realized gains of $66 million (principally consisting of $47 million on our long treasury bonds) and net unrealized losses of $995 million (resulting principally from the decrease in fair value of our tax exempt and taxable U.S. muni bonds of $656 million as well as U.S. treasury bonds of $360 million). The net loss from common stock and equity-related securities consisted of realized losses of $1,351 million and unrealized losses of $631 million from hedging losses, partially offset by realized gains from common stock and equity-related securities of $1,324 million (principally consisting of $216 million from the sale of Wells Fargo, $213 million from the sale of Johnson & Johnson, $178 million from the sale of US Bancorp, $112 million from the sale of The Brick, $104 million from the sale of USG, $69 million from the sale of Fiat and $56 million from the sale of Jumbo) and unrealized gains of $121 million (principally consisting of unrealized gains of $531 million on the Bank of Ireland, offset by unrealized losses on BlackBerry of $220 million and other mark to market changes).

In the last four years, we have had significant losses, mostly unrealized, from our hedging program and from our CPI-linked derivative contracts, as shown below:

	2010	2011	2012	2013	Cumulative
Equity hedges	(936.6)	413.9	(1,005.5)	(1,982.0)	(3,510.2)
CPI-linked derivative contracts	28.1	(233.9)	(129.2)	(126.9)	(461.9)

Total	(908.5)	180.0	(1,134.7)	(2,108.9)	(3,972.1)

These losses are significant but they are mostly unrealized, and we expect both of them to reverse when the "grand disconnect" disappears – perhaps sooner than you think! In a declining market, like 2008 – 2009, we expect our common stock portfolio to come down much less than the indices, thus reversing most of the net losses resulting from our hedges. As I said last year, we are focused on protecting our company on the downside against permanent capital loss from the many potential unintended consequences that abound in the world economy. In our 2008 Annual Report, we showed you the table below, that quantified our unrealized losses in the 2003 – 2006 period, which then reversed in 2007 – 2008:

	2003 – 2006	2007	2008
Equity hedges	(287)	143	2,080
Credit default swaps	(211)	1,145	1,290

Total	(498)	1,288	3,370

We had to endure years of pain before harvesting the gains of 2007 and 2008. While we hope the world economy muddles through, we continue to protect our company from the significant unintended consequences that prevail today.

The unrealized gains (losses) in our fixed income portfolio in 2013 are put into perspective in the table below, which shows the net unrealized gains or losses in that portfolio versus cost over the last six years:

	2008	2009	2010	2011	2012	2013
Treasury bonds	128	(30)	(249)	361	(66)	(346)
Muni bonds	138	492	234	883	1,279	635
Other bonds	(507)	(108)	332	160	218	14

Total	(241)	354	317	1,404	1,431	303

In spite of rising interest rates in 2013, our fixed income portfolio is above cost, and in a "risk off" environment this portfolio should produce significant gains.

Also, when you review our statements, please remember that when we own more than 20% of a company, we equity account, and when we own above 50%, we consolidate, so that mark to market gains in these companies are not reflected in our results. Let me mention some of those gains.

As you can see in note 6 to our consolidated financial statements, the fair value of our investment in associates is $1,815 million while its carrying value is $1,433 million, representing an unrealized gain of $382 million which is not on our balance sheet.

Also, we own 75% of Thomas Cook India and 74% of Ridley which are consolidated in our statements. The unrealized gain on these two positions, based on market values as of December 31, 2013, is $152 million. This brings the total unrealized gain not reflected on our balance sheet to $534 million.

Our investment in Eurobank Properties, an exceptional Greek real estate investment trust with outstanding management led by George Chryssikos, where we have increased our investment through their rights issue, has an unrealized appreciation of $109 million, for a grand total of $643 million of unrealized gain not on our balance sheet. Of course, all this works out in the long term, so take these mark to market fluctuations as just that – fluctuations that have no impact in the long term.

Our net unrealized gains (losses) over cost by asset class at year-end were as follows:

	2013	2012
Bonds	303.7	1,430.9
Preferred stocks	10.5	(36.3)
Common stocks	631.1	332.5
Investments in associates	382.5	427.1

Total	1,327.8	2,154.2

Our common stock portfolio, which reflects our long term value-oriented investment philosophy, is broken down by country as follows (at market value at year-end):

United States	814.6
Canada	678.1
Other	2,607.9

Total	4,100.6

We continue to like the long term prospects of our common stock holdings, while our hedges protect us against our near term economic concerns.

Miscellaneous

We maintained our dividend of $10 per share in 2013 even though we reported a loss. As I have said throughout this letter, 2013 was an excellent year for your company, masked by hedging losses and fluctuations in stock and bond prices. However, do not expect any increase in dividend soon.

From humble beginnings, our program of investing in the communities where we do business continues to grow. This donation program is decentralized, run by the management teams and employees in each country, based on donating 1 – 2% of pre-tax profits in that country to various charitable institutions. Except for donations made by head office, we do not mandate where the money should go but rather allow the employees in each company to decide that. We find that not only does that get everyone involved, but a lot of our employees give of their personal time and volunteer at the recipient organizations. We also have a matching donations program that lets every employee donate up to $1,000 a year to the charity of their choice and the company matches that amount. As we see the number of participants in this program increasing each year, we are happy to match their donations and we encourage every employee to participate and feel the joy of giving. Every year I receive heartwarming stories of the difference that we have made in the lives of those who are less fortunate or of the fundraising efforts undertaken by our employees to enhance the lives of others, whether it is running a marathon or shaving their heads (women included) for children with cancer. Imagine – our entire company was worth less than $2 million when we began 28 years ago, and last year alone we donated over $12 million. Since 1991 we have donated over $110 million and we have only just begun!! As we continue to grow, so does our program of investing in our communities, and nothing makes me happier! Doing good by doing well!

We continue to encourage all our employees to be owners of our company through our employee share ownership plan, under which our employees' share purchases by way of payroll deduction are supplemented by contributions by their employer. It is an excellent plan and employees have had great returns over the long term, as shown below:

	Compound Annual Return
	5 Years	10 Years	15 Years	20 Years	Since inception
Employee Share Ownership Plan	14%	15%	12%	11%	16%

If an employee earning Cdn$40,000 had participated fully in this program since its inception, he or she would have accumulated 3,162 shares of Fairfax worth Cdn$1.3 million at the end of 2013. I am happy to say, we have many employees who have done exactly that! We want our employees to be owners and to benefit from the performance of their company.

We now have a long term track record of treating everyone we deal with fairly – be it customers, employees, shareholders, the communities where we operate, sellers of companies, or anyone else. Our reputation is now our biggest strength – and one we guard fiercely. This principle of treating people in a "fair and friendly" way is firmly embedded in our culture and backed by our Guiding Principles (again reproduced for you in the Appendix). I am really excited about our small holding company team that with great integrity, team spirit and no egos, keeps the whole company going forward, protecting us from unexpected downside risks and taking advantage of opportunities when they arise. The glue that keeps our company together is trust and a long term focus. From our Board of Directors through our officers and all our employees, you can count on them to do the right thing, always taking the long term view. Our Presidents, officers and investment principals are ultimately the strength of our company and the reason I am so excited about our future.

Our reputation and fair and friendly culture is the key reason why we have been able to acquire insurance companies like Hartville and American Safety in 2013 and many non-insurance companies like William Ashley, Sporting Life, Thomas Cook India and our restaurant businesses in Canada. In all of these acquisitions, our word is our bond. Over 28 years, we have never changed the terms of a deal once the terms are settled and we have always completed the acquisition once we have committed to it.

In case you have forgotten (I know some of you will grimace!), you will not get a takeover premium for Fairfax as I have the votes and even on my death I expect my controlling interest will not be sold, so that Fairfax can continue uninterrupted in building long term value for you, our shareholders, by treating our customers, employees and the communities in which we operate in a fair and friendly way! Perhaps I am biased, but the fact that Fairfax is not for sale and that Fairfax will not sell any of its insurance companies or its permanent non-insurance acquisitions is a major plus for those companies and all of their employees.

We are looking forward to seeing you at our annual meeting in Toronto at 9:30 a.m. (Toronto time) on April 9, 2014 at Roy Thomson Hall. As in the past few years, we will have booths which provide information on our insurance operations (OdysseyRe, Northbridge, Crum & Forster, Zenith, ICICI Lombard, Fairfax Asia and, for the first time this year, our partners in the Middle East, the Gulf Insurance Group) and some of our non-insurance investments (William Ashley, Sporting Life, Arbor Memorial, IKYA, CARA, Keg Restaurants, BlackBerry (I may even be able to convince John Chen to raffle a couple of BlackBerry Classics (the Q20) at his booth), Zoomer Media and Thomas Cook India). Great opportunity for you to learn more about our companies as well as to get some discounts for shopping at William Ashley and Sporting Life and dining at CARA and the Keg (to make shopping easy for you, we will (as we did last year) have buses leaving from Roy Thomson Hall at 1:00 p.m. on April 9 and going to William Ashley and Sporting Life, and they will be happy to drop you off at the Bier Markt or the Keg to unwind after all that shopping). Grant Cobb of CARA and David Aisenstat of the Keg are going to entice you by having their chefs prepare a couple of signature items sold at their restaurants for you to sample at their booths in the foyer after our meeting ends, and Madhavan Menon from Thomas Cook India will be there to take your bookings for a trip of a lifetime to India, in case you did not take advantage of it last year! Also, we will have booths on some of our major investments in communities (The Hospital for Sick Children, Americares and Bridgepoint Hospital) so that you can see the benefits of those investments – and perhaps you will make an additional contribution! Finally, as in the past, there will be booths highlighting two excellent programs that we support: the Ben Graham Centre for Value Investing with George Athanassakos at the Ivey School of Business and the Actuarial Program at the University of Waterloo – both among the best in North America! So we look forward to meeting you, our shareholders, and answering all your questions.

Once again, I would like to thank our Board and the management and employees of all our companies for their outstanding efforts during 2013. We would also like to thank you, our long term shareholders, who have supported us loyally for many, many years. It is our privilege to continue to build shareholder value for you over the long term.

March 7, 2014

V. Prem Watsa
 Chairman and Chief Executive Officer

Management's Responsibility for the Financial Statements

The preparation and presentation of the accompanying consolidated financial statements, Management's Discussion and Analysis ("MD&A") and all financial information are the responsibility of management and have been approved by the Board of Directors.

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. Financial statements, by nature, are not precise since they include certain amounts based upon estimates and judgments. When alternative methods exist, management has chosen those it deems to be the most appropriate in the circumstances.

We, as Fairfax's Chief Executive Officer and Chief Financial Officer, have certified Fairfax's annual disclosure documents filed with the OSC and the SEC (Form 40-F) in accordance with Canadian securities legislation and the United States Sarbanes-Oxley Act of 2002 respectively.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the consolidated financial statements. The Board carries out this responsibility principally through its Audit Committee which is independent from management.

The Audit Committee is appointed by the Board of Directors and reviews the consolidated financial statements and MD&A; considers the report of the external auditors; assesses the adequacy of the internal controls of the company, including management's assessment described below; examines the fees and expenses for audit services; and recommends to the Board the independent auditors for appointment by the shareholders. The independent auditors have full and free access to the Audit Committee and meet with it to discuss their audit work, Fairfax's internal control over financial reporting and financial reporting matters. The Audit Committee reports its findings to the Board for consideration when approving the consolidated financial statements for issuance to the shareholders and management's assessment of the internal control over financial reporting.

Management's Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting.

Management has assessed the effectiveness of the company's internal control over financial reporting as of December 31, 2013 using criteria established in Internal Control – Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on this assessment, management concluded that the company's internal control over financial reporting was effective as of December 31, 2013.

The effectiveness of the company's internal control over financial reporting as of December 31, 2013 has been audited by PricewaterhouseCoopers LLP, an independent auditor, as stated in its report which appears herein.

March 7, 2014

V. Prem Watsa Chairman and Chief Executive Officer	David Bonham Vice President and Chief Financial Officer

Independent Auditor's Report

To the Shareholders of Fairfax Financial Holdings Limited

We have completed integrated audits of Fairfax Financial Holdings Limited (the Company) and its subsidiaries' 2013 and 2012 consolidated financial statements and their internal control over financial reporting as at December 31, 2013. Our opinions, based on our audits are presented below.

Report on the consolidated financial statements

We have audited the accompanying consolidated financial statements of the Company and its subsidiaries, which comprise the consolidated balance sheets as at December 31, 2013 and December 31, 2012 and the consolidated statements of earnings, comprehensive income, changes in equity and cash flows for each of the two years in the period ended December 31, 2013, and the related notes, which comprise a summary of significant accounting policies and other explanatory information.

Management's responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. Canadian generally accepted auditing standards also require that we comply with ethical requirements.

An audit involves performing procedures to obtain audit evidence, on a test basis, about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the company's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting principles and policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion on the consolidated financial statements.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company and its subsidiaries as at December 31, 2013 and 2012 and their financial performance and their cash flows for each of the two years in the period ended December 31, 2013 in accordance with IFRS as issued by the IASB.

Report on internal control over financial reporting

We have also audited the Company's internal control over financial reporting as at December 31, 2013, based on criteria established in Internal Control – Integrated Framework (1992), issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Management's responsibility for internal control over financial reporting

Management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in Management's Report on Internal Control over Financial Reporting on page 22.

Auditor's responsibility

Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control, based on the assessed risk, and performing such other procedures as we consider necessary in the circumstances.

We believe that our audit provides a reasonable basis for our audit opinion on the company's internal control over financial reporting.

Definition of internal control over financial reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Inherent limitations

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

Opinion

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as at December 31, 2013, based on criteria established in Internal Control – Integrated Framework (1992) issued by COSO.

Chartered Professional Accountants, Licensed Public Accountants
Toronto, Ontario

March 7, 2014

Valuation Actuary's Report

I have reviewed management's valuation, including management's selection of appropriate assumptions and methods, of the policy liabilities of the subsidiary insurance and reinsurance companies of Fairfax Financial Holdings Limited in its consolidated balance sheet as at December 31, 2013 and their change as reflected in its consolidated statement of earnings for the year then ended, in accordance with Canadian accepted actuarial practice.

In my opinion, management's valuation is appropriate, except as noted in the following paragraph, and the consolidated financial statements fairly present its results.

Under Canadian accepted actuarial practice, the valuation of policy liabilities reflects the time value of money. Management has chosen not to reflect the time value of money in its valuation of the policy liabilities.

Richard Gauthier, FCIA, FCAS
PricewaterhouseCoopers LLP
Toronto, Canada
March 7, 2014

Consolidated Financial Statements

Consolidated Balance Sheets
as at December 31, 2013 and December 31, 2012

	Notes	December 31, 2013	December 31, 2012
		(US$ millions)
Assets
Holding company cash and investments (including assets pledged for short sale and derivative obligations – $124.4; December 31, 2012 – $140.2)	5, 28	1,296.7	1,169.2
Insurance contract receivables	10	2,017.0	1,945.4

		3,313.7	3,114.6

Portfolio investments
Subsidiary cash and short term investments	5, 28	7,445.7	6,960.1
Bonds (cost $9,190.0; December 31, 2012 – $9,428.9)	5	9,550.5	10,803.6
Preferred stocks (cost $565.1; December 31, 2012 – $618.7)	5	541.8	605.1
Common stocks (cost $3,305.5; December 31, 2012 – $4,066.3)	5	3,835.7	4,399.1
Investments in associates (fair value $1,815.0; December 31, 2012 – $1,782.4)	5, 6	1,432.5	1,355.3
Derivatives and other invested assets (cost $667.8; December 31, 2012 – $524.0)	5, 7	224.2	181.0
Assets pledged for short sale and derivative obligations (cost $829.3; December 31, 2012 – $791.1)	5, 7	802.9	859.0

		23,833.3	25,163.2

Deferred premium acquisition costs	11	462.4	463.1
Recoverable from reinsurers (including recoverables on paid losses – $353.3; December 31, 2012 – $311.0)	9	4,974.7	5,290.8
Deferred income taxes	18	1,015.0	607.6
Goodwill and intangible assets	12	1,311.8	1,321.2
Other assets	13	1,047.9	984.9

		35,958.8	36,945.4

See accompanying notes.

Signed on behalf of the Board

Director	Director

	Notes	December 31, 2013	December 31, 2012
		(US$ millions)
Liabilities
Subsidiary indebtedness	15	25.8	52.1
Accounts payable and accrued liabilities	14	1,800.4	1,877.7
Income taxes payable	18	80.1	70.5
Short sale and derivative obligations (including at the holding company – $55.1; December 31, 2012 – $41.2)	5, 7	268.4	238.2
Funds withheld payable to reinsurers		461.2	439.7

		2,635.9	2,678.2

Insurance contract liabilities	8	21,893.7	22,376.2
Long term debt	15	2,968.7	2,996.5

		24,862.4	25,372.7

Equity	16
Common shareholders' equity		7,186.7	7,654.7
Preferred stock		1,166.4	1,166.4

Shareholders' equity attributable to shareholders of Fairfax		8,353.1	8,821.1
Non-controlling interests		107.4	73.4

Total equity		8,460.5	8,894.5

		35,958.8	36,945.4

See accompanying notes.

Consolidated Statements of Earnings
for the years ended December 31, 2013 and 2012

	Notes	2013	2012
		(US$ millions except per share amounts)
Revenue
Gross premiums written	25	7,227.1	7,398.3

Net premiums written	25	6,036.2	6,194.1

Gross premiums earned		7,294.0	7,294.8
Premiums ceded to reinsurers		(1,216.7)	(1,209.9)

Net premiums earned	25	6,077.3	6,084.9
Interest and dividends	5	376.9	409.3
Share of profit of associates	6	96.7	15.0
Net gains (losses) on investments	5	(1,564.0)	642.6
Other revenue	25	958.0	871.0

		5,944.9	8,022.8

Expenses
Losses on claims, gross	8	4,615.6	5,265.5
Losses on claims ceded to reinsurers	9	(945.3)	(1,022.9)

Losses on claims, net	26	3,670.3	4,242.6
Operating expenses	26	1,185.0	1,132.1
Commissions, net	9	969.2	920.0
Interest expense	15	211.2	208.2
Other expenses	26	910.3	870.9

		6,946.0	7,373.8

Earnings (loss) before income taxes		(1,001.1)	649.0
Provision for (recovery of) income taxes	18	(436.6)	114.0

Net earnings (loss)		(564.5)	535.0

Attributable to:
Shareholders of Fairfax		(573.4)	526.9
Non-controlling interests		8.9	8.1

		(564.5)	535.0

Net earnings (loss) per share	17	$(31.15)	$22.95
Net earnings (loss) per diluted share	17	$(31.15)	$22.68
Cash dividends paid per share	16	$10.00	$10.00
Shares outstanding (000) (weighted average)	17	20,360	20,327

See accompanying notes.

Consolidated Statements of Comprehensive Income
for the years ended December 31, 2013 and 2012

	Notes	2013	2012
		(US$ millions)

Net earnings (loss)		(564.5)	535.0

Other comprehensive income (loss), net of income taxes	16
Items that may be subsequently reclassified to net earnings
Change in unrealized foreign currency translation gains (losses) on foreign operations		(164.4)	59.2
Change in gains (losses) on hedge of net investment in Canadian subsidiaries	7	96.9	(20.4)
Share of other comprehensive income (loss) of associates, excluding gains (losses) on defined benefit plans	6	(12.9)	(10.1)

		(80.4)	28.7

Items that will not be subsequently reclassified to net earnings
Share of gains (losses) on defined benefit plans of associates	6	8.9	(10.9)
Change in gains (losses) on defined benefit plans	21	31.3	(17.2)

		40.2	(28.1)

Other comprehensive income (loss), net of income taxes		(40.2)	0.6

Comprehensive income (loss)		(604.7)	535.6

Attributable to:
Shareholders of Fairfax		(607.1)	527.6
Non-controlling interests		2.4	8.0

		(604.7)	535.6

See accompanying notes.

Consolidated Statements of Changes in Equity
for the years ended December 31, 2013 and 2012
(US$ millions)

	Subordinate voting shares	Multiple voting shares	Treasury shares (at cost)	Share- based payments and other reserves	Retained earnings	Accumulated other comprehensive income	Common shareholders' equity	Preferred shares	Equity attributable to shareholders of Fairfax	Non- controlling interests	Total equity
Balance as of January 1, 2013	3,243.3	3.8	(121.1)	26.8	4,389.8	112.1	7,654.7	1,166.4	8,821.1	73.4	8,894.5
Net earnings (loss) for the year	–	–	–	–	(573.4)	–	(573.4)	–	(573.4)	8.9	(564.5)
Other comprehensive income (loss), net of income taxes:
Change in unrealized foreign currency translation gains (losses) on foreign operations	–	–	–	–	–	(157.7)	(157.7)	–	(157.7)	(6.7)	(164.4)
Change in gains (losses) on hedge of net investment in Canadian subsidiaries	–	–	–	–	–	96.9	96.9	–	96.9	–	96.9
Share of other comprehensive income (loss) of associates, excluding gains (losses) on defined benefit plans	–	–	–	–	–	(12.9)	(12.9)	–	(12.9)	–	(12.9)
Share of gains (losses) on defined benefit plans of associates	–	–	–	–	–	8.9	8.9	–	8.9	–	8.9
Change in gains (losses) on defined benefit plans	–	–	–	–	–	31.1	31.1	–	31.1	0.2	31.3
Issuance of shares	399.5	–	6.8	(7.1)	–	–	399.2	–	399.2	–	399.2
Purchases and amortization	–	–	(25.7)	21.9	–	–	(3.8)	–	(3.8)	–	(3.8)
Common share dividends	–	–	–	–	(205.5)	–	(205.5)	–	(205.5)	(6.4)	(211.9)
Preferred share dividends	–	–	–	–	(60.8)	–	(60.8)	–	(60.8)	–	(60.8)
Net changes in capitalization (notes 6 and 23)	–	–	–	8.9	1.1	–	10.0	–	10.0	38.0	48.0

Balance as of December 31, 2013	3,642.8	3.8	(140.0)	50.5	3,551.2	78.4	7,186.7	1,166.4	8,353.1	107.4	8,460.5

Balance as of January 1, 2012	3,243.3	3.8	(72.7)	12.9	4,138.2	102.4	7,427.9	934.7	8,362.6	45.9	8,408.5
Net earnings for the year	–	–	–	–	526.9	–	526.9	–	526.9	8.1	535.0
Other comprehensive income (loss), net of income taxes:
Change in unrealized foreign currency translation gains (losses) on foreign operations	–	–	–	–	–	58.5	58.5	–	58.5	0.7	59.2
Change in gains (losses) on hedge of net investment in Canadian subsidiaries	–	–	–	–	–	(20.4)	(20.4)	–	(20.4)	–	(20.4)
Share of other comprehensive income (loss) of associates, excluding gains (losses) on defined benefit plans	–	–	–	–	–	(10.1)	(10.1)	–	(10.1)	–	(10.1)
Share of gains (losses) on defined benefit plans of associates	–	–	–	–	–	(10.9)	(10.9)	–	(10.9)	–	(10.9)
Change in gains (losses) on defined benefit plans	–	–	–	–	–	(16.4)	(16.4)	–	(16.4)	(0.8)	(17.2)
Issuance of shares	–	–	2.2	(2.7)	–	–	(0.5)	231.7	231.2	–	231.2
Purchases and amortization	–	–	(50.6)	16.6	–	–	(34.0)	–	(34.0)	–	(34.0)
Common share dividends	–	–	–	–	(205.8)	–	(205.8)	–	(205.8)	(6.7)	(212.5)
Preferred share dividends	–	–	–	–	(60.5)	–	(60.5)	–	(60.5)	–	(60.5)
Net changes in capitalization (note 23)	–	–	–	–	–	–	–	–	–	26.2	26.2
Other (note 6)	–	–	–	–	(9.0)	9.0	–	–	–	–	–

Balance as of December 31, 2012	3,243.3	3.8	(121.1)	26.8	4,389.8	112.1	7,654.7	1,166.4	8,821.1	73.4	8,894.5

See accompanying notes.

Consolidated Statements of Cash Flows
for the years ended December 31, 2013 and 2012

	Notes	2013	2012
		(US$ millions)
Operating activities
Net earnings (loss)		(564.5)	535.0
Depreciation, amortization and impairment charges	25	104.3	71.0
Net bond discount amortization		(22.1)	(48.9)
Amortization of share-based payment awards		21.9	16.6
Share of profit of associates	6	(96.7)	(15.0)
Deferred income taxes	18	(431.8)	15.8
Net (gains) losses on investments	5	1,564.0	(642.6)
Excess of fair value of net assets acquired over purchase price	23	–	(6.8)
Loss on repurchase of long term debt	15	3.4	40.6
Net sales of securities classified as at FVTPL	28	895.7	1,105.7
Changes in operating assets and liabilities	28	(766.9)	244.3

Cash provided by operating activities		707.3	1,315.7

Investing activities
Sales of investments in associates and joint ventures	6, 23	211.9	338.8
Purchases of investments in associates and joint ventures	6, 23	(86.1)	(224.2)
Net purchases of premises and equipment and intangible assets		(48.1)	(71.5)
Net purchases of subsidiaries, net of cash acquired	23	136.3	(334.4)

Cash provided by (used in) investing activities		214.0	(291.3)

Financing activities
Subsidiary indebtedness:	15
Issuances		51.1	60.5
Repayment		(82.1)	(40.4)
Long term debt:	15
Issuances		279.7	204.3
Issuance costs		(1.6)	(1.3)
Repayment		(251.2)	(296.5)
Subordinate voting shares:	16
Issuances		412.8	–
Issuance costs		(13.3)	–
Preferred shares:	16
Issuances		–	239.1
Issuance costs		–	(7.4)
Purchase of subordinate voting shares for treasury	16	(25.7)	(50.6)
Subsidiary common shares:
Issuances to non-controlling interests		34.0	–
Issuance costs		(1.1)	–
Common share dividends	16	(205.5)	(205.8)
Preferred share dividends	16	(60.8)	(60.5)
Dividends paid to non-controlling interests		(6.4)	(6.7)

Cash provided by (used in) financing activities		129.9	(165.3)

Increase (decrease) in cash, cash equivalents and bank overdrafts		1,051.2	859.1
Cash, cash equivalents and bank overdrafts – beginning of year		2,815.3	1,910.0
Foreign currency translation		(108.3)	46.2

Cash, cash equivalents and bank overdrafts – end of year	28	3,758.2	2,815.3

See accompanying notes.

Index to Notes to Consolidated Financial Statements

1.	Business Operations	33
2.	Basis of Presentation	33
3.	Summary of Significant Accounting Policies	33
4.	Critical Accounting Estimates and Judgments	50
5.	Cash and Investments	52
6.	Investments in Associates	57
7.	Short Sales and Derivatives	60
8.	Insurance Contract Liabilities	63
9.	Reinsurance	66
10.	Insurance Contract Receivables	68
11.	Deferred Premium Acquisition Costs	68
12.	Goodwill and Intangible Assets	69
13.	Other Assets	71
14.	Accounts Payable and Accrued Liabilities	71
15.	Subsidiary Indebtedness, Long Term Debt and Credit Facilities	72
16.	Total Equity	74
17.	Earnings per Share	78
18.	Income Taxes	79
19.	Statutory Requirements	82
20.	Contingencies and Commitments	82
21.	Pensions and Post Retirement Benefits	83
22.	Operating Leases	85
23.	Acquisitions and Divestitures	86
24.	Financial Risk Management	89
25.	Segmented Information	106
26.	Expenses	112
27.	Salaries and Employee Benefits Expense	112
28.	Supplementary Cash Flow Information	113
29.	Related Party Transactions	114

Notes to Consolidated Financial Statements
for the years ended December 31, 2013 and 2012
(in US$ and $ millions except per share amounts and as otherwise indicated)

1.    Business Operations

Fairfax Financial Holdings Limited ("the company" or "Fairfax") is a financial services holding company which, through its subsidiaries, is principally engaged in property and casualty insurance and reinsurance and the associated investment management. The holding company is federally incorporated and domiciled in Ontario, Canada.

2.    Basis of Presentation

The consolidated financial statements of the company for the year ended December 31, 2013 are prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). The accounting policies used to prepare the consolidated financial statements comply with IFRS effective as at December 31, 2013 (except IFRS 9 Financial Instruments which was early adopted). Where IFRS does not contain clear guidance governing the accounting treatment of certain transactions including those that are specific to insurance products, IFRS requires judgment in developing and applying an accounting policy, which may include reference to another comprehensive body of accounting principles. In these cases, the company considers the hierarchy of guidance in International Accounting Standard 8 Accounting Policies, Changes in Accounting Estimates and Errors and may refer to accounting principles generally accepted in the United States ("US GAAP"). The consolidated financial statements have been prepared on a historical cost basis, except for derivative financial instruments and as at fair value through profit and loss ("FVTPL") financial assets and liabilities that have been measured at fair value.

The preparation of the company's consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements, the reported amounts of revenue and expenses during the reporting periods covered by the consolidated financial statements and the related disclosures. Critical accounting estimates and judgments are described in note 4.

As a financial services holding company, the consolidated balance sheets are presented on a non-classified basis. Assets expected to be realized and liabilities expected to be settled within the company's normal operating cycle of one year would typically be considered as current, including the following balances: cash, short term investments, insurance contract receivables, deferred premium acquisition costs, subsidiary indebtedness, income taxes payable, and short sale and derivative obligations.

The following balances are generally considered as non-current: deferred income taxes and goodwill and intangible assets.

The following balances are generally comprised of current and non-current amounts: bonds, preferred and common stocks, derivatives and other invested assets, recoverable from reinsurers, other assets, accounts payable and accrued liabilities, funds withheld payable to reinsurers, insurance contract liabilities and long term debt.

These consolidated financial statements were approved for issue by the company's Board of Directors on March 7, 2014.

3.    Summary of Significant Accounting Policies

The principal accounting policies applied to the presentation of these consolidated financial statements and the methods of computation have been consistently applied to all periods presented unless otherwise stated, and are as set out below.

Principles of consolidation

Subsidiaries – The company's consolidated financial statements include the assets, liabilities, equity, revenue, expenses and cash flows of the holding company and its subsidiaries. A subsidiary is an entity over which the company has control. The company controls an entity when the company has power over the entity, is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Assessment of control is based on the substance of the relationship between the company and the entity and includes consideration of both existing voting rights and, if applicable, potential voting rights that are currently exercisable and convertible. The operating results of subsidiaries acquired are included in the consolidated financial statements from the date of acquisition. The operating results of subsidiaries that have been divested during the year are included up to the date control ceased and any difference between the fair value of the consideration received and the carrying value of the subsidiary are recognized in the consolidated statement of earnings. All intercompany balances, profits and transactions are eliminated in full.

The consolidated financial statements are prepared as of December 31, based on individual company financial statements at the same date. Accounting policies of subsidiaries have been aligned where necessary to ensure consistency with those of Fairfax. The consolidated financial statements include the accounts of the company and all of its subsidiaries at December 31, 2013. The principal subsidiaries are:

Canadian Insurance

Northbridge Financial Corporation (Northbridge)

U.S. Insurance

Crum & Forster Holdings Corp. (Crum & Forster)

Zenith National Insurance Corp. (Zenith National)

Asian Insurance

Fairfax Asia consists of:

Falcon Insurance (Hong Kong) Company Ltd. (Falcon)

First Capital Insurance Limited (First Capital)

The Pacific Insurance Berhad (Pacific Insurance)

ICICI Lombard General Insurance Company Limited (26% equity accounted interest) (ICICI Lombard)

Reinsurance and Insurance

Odyssey Re Holdings Corp. (OdysseyRe)

Advent Capital (Holdings) Ltd. (Advent)

Polskie Towarzystwo Reasekuracji Spólka Akcyjna (Polish Re)

Fairfax Brasil Seguros Corporativos S.A. (Fairfax Brasil)

Group Re, which underwrites business in:

CRC Reinsurance Limited (CRC Re)

Wentworth Insurance Company Ltd. (Wentworth)

Runoff

TIG Insurance Company (TIG Insurance)

Fairmont Specialty Group Inc. (Fairmont)

General Fidelity Insurance Company (General Fidelity)

American Safety Insurance Holdings, Ltd. (American Safety)

Clearwater Insurance Company (Clearwater)

Valiant Insurance Company (Valiant Insurance)

RiverStone Insurance (UK) Limited (RiverStone (UK))

RiverStone Insurance Limited (RiverStone Insurance)

RiverStone Managing Agency Limited

Other

Hamblin Watsa Investment Counsel Ltd. (Hamblin Watsa) (investment management)

Ridley Inc. (Ridley) (animal nutrition)

William Ashley China Corporation (William Ashley) (retailer of tableware and gifts)

Sporting Life Inc. (Sporting Life) (retailer of sporting goods and sports apparel)

Thomas Cook (India) Limited (Thomas Cook India) (provider of integrated travel and travel-related financial services)

IKYA Human Capital Solutions Private Limited (IKYA) (provider of specialized human resources services)

All subsidiaries are wholly-owned except for Ridley, First Capital, Sporting Life, Thomas Cook India and IKYA with 73.6%, 97.7%, 75.0%, 75.0% and 58.0% ownership interests respectively (December 31, 2012 – 73.6%, 97.7%, 75.0%, 87.1% and nil respectively).

Pursuant to the transactions described in note 23, during 2013 the company acquired 100.0% and 58.0% ownership interests in American Safety and IKYA respectively, and divested its 81.7% ownership interest in Prime Restaurants Inc. (owns and operates a network of casual dining restaurants and pubs) which was originally acquired in 2012. During 2012 the company acquired ownership interests of 87.1% and 100.0% in Thomas Cook India and RiverStone Insurance respectively. The company has a number of wholly-owned subsidiaries not presented in the table above, that are intermediate holding companies of investments in subsidiaries and intercompany balances, all of which are eliminated on consolidation.

The holding company is a financial services holding company with significant liquid resources that are generally not restricted by insurance regulators. The operating subsidiaries are primarily insurers and reinsurers that are often subject to a wide variety of insurance and other laws and regulations that vary by jurisdiction and are intended to protect policyholders rather than investors. These laws and regulations may limit the ability of operating subsidiaries to pay dividends or make distributions to parent companies. The company's consolidated balance sheet and consolidated statement of cash flows therefore make a distinction in classification between the holding company and the operating subsidiaries for cash and short term investments to provide additional insight into the company's liquidity, financial leverage and capital structure.

Non-controlling interests – A non-controlling interest is initially recognized as the proportionate share of the identifiable net assets of the subsidiary on the date of its acquisition and is subsequently adjusted for the non-controlling interest's share in changes of the acquired subsidiary's earnings and capital. Effects of transactions with non-controlling interests are recorded in equity if there is no change in control.

Investments in associates – Investments in associates are accounted for using the equity method and are comprised of investments in corporations, limited partnerships and trusts where the company has the ability to exercise significant influence but not control. Significant influence is generally presumed to exist when the company owns, directly or indirectly, between 20% and 50% of the outstanding voting rights of the investee. Assessment of significant influence is based on the substance of the relationship between the company and the investee and includes consideration of existing voting rights, potential voting rights that are currently exercisable and convertible (if applicable), voting power of other shareholders, corporate governance arrangements and participation in policy-making processes. These investments are reported in investments in associates on the consolidated balance sheet, with the company's share of profit (loss) and other comprehensive income (loss) of the associate reported in the corresponding line in the consolidated statement of earnings and consolidated statement of comprehensive income, respectively. Foreign associates are translated in the same manner as foreign subsidiaries. When the company's share of losses in an associate equals or exceeds its investment in the associate, the company does not record further losses unless it has incurred obligations on behalf of the associate.

Under the equity method of accounting, an investment in associate is initially recognized at cost and adjusted thereafter for the post-acquisition change in the company's share of net assets of the associate. Any excess of the cost of acquisition over the net fair value of the company's share of the identifiable assets, liabilities and contingent liabilities at the date of acquisition is recognized as goodwill, and is included in the carrying value of the associate. To the extent that the cost of acquisition is less than the fair value of the company's share of the associate's identifiable net assets, the excess is recognized in the consolidated statement of earnings. Any pre-existing interest in an associate is re-measured to fair value at the date significant influence is obtained and any resulting gain or loss is recognized in the consolidated statement of earnings. In such instances the cost of the associate is measured as the sum of the fair value of the pre-existing interest and any additional consideration transferred at that date.

In determining the fair value of the company's share of an associate's identifiable net assets at the acquisition date, considerable judgment may be required in interpreting market data used to develop such estimates. The company makes assumptions primarily based on market conditions and applies valuation techniques such as discounted cash flow analysis, market capitalization and comparable company multiples and other methods commonly used by market participants to determine fair value. Where the company is only able to identify the principal factors resulting in divergence between the fair value and reported carrying value of an associate's net assets, the use of different assumptions and/or valuation methodologies by the company may have a significant effect on the estimated fair value. At each reporting date, the fair value of associates is estimated and disclosed using valuation techniques consistent with those applied to the company's other investments in equity instruments. See 'Determination of fair value' under the heading of 'Investments' for further details.

At each balance sheet date, and more frequently when conditions warrant, management assesses investments in associates for potential impairment. If management's assessment indicates that there is objective evidence of impairment, the associate is written down to its recoverable amount, which is determined as the higher of its fair value less costs to sell and its value in use. Previously recognized impairment losses are reversed when there is evidence that there has been a change in the estimates used to determine the associate's recoverable amount since the recognition of the last impairment loss. The reversal is recognized in the consolidated statement of earnings to the extent that the carrying value of the associate after reversal does not exceed the carrying value that would have been determined had no impairment loss been recognized in previous periods. Gains and losses realized on dispositions, impairment losses and reversal of impairments are recognized in net gains (losses) on investments in the consolidated statement of earnings.

The most recent available financial statements of associates are used in applying the equity method. The difference between the end of the reporting period of the associates and that of the company is no more than three months. Adjustments are made for the effects of significant transactions or events that occur between the dates of the associates' financial statements and the date of the company's financial statements.

Business combinations

Business combinations are accounted for using the acquisition method of accounting whereby the consideration transferred is measured at fair value at the date of acquisition. This consideration includes any cash paid plus the fair value at the date of exchange of assets given, liabilities incurred and equity instruments issued by the company or its subsidiaries. The consideration transferred also includes contingent consideration arrangements recorded at fair value. Directly attributable acquisition-related costs are expensed in the current period and reported within operating expenses. At the date of acquisition, the company recognizes the identifiable assets acquired, the liabilities assumed and any non-controlling interest in the acquired business. The identifiable assets acquired and liabilities assumed are initially recognized at fair value. To the extent that the consideration transferred is less than the fair value of identifiable net assets acquired, the excess is recognized in the consolidated statement of earnings.

Any pre-existing equity interest in an acquiree is re-measured to fair value at the date of the business combination and any resulting gain or loss is recognized in the consolidated statement of earnings.

Goodwill and intangible assets

Goodwill – Goodwill is recorded as the excess of consideration transferred over the fair value of the identifiable net assets acquired in a business combination, less accumulated impairment charges, and is allocated to the cash-generating units expected to benefit from the acquisition for the purpose of impairment testing. These cash-generating units represent the lowest level at which goodwill is monitored for internal management purposes. On an annual basis or more frequently if there are potential indicators of impairment, the carrying value of a cash-generating unit, including its allocated goodwill, is compared to its recoverable amount, which is the higher of its fair value less costs to sell and its value in use. Goodwill impairment is measured as the excess of the carrying amount over the recoverable amount of a cash-generating unit, and is charged to operating expenses in the consolidated statement of earnings. Impairment charges cannot be reversed for subsequent increases in a cash-generating unit's recoverable amount. The estimated recoverable amounts are sensitive to the assumptions used in the valuations.

Goodwill is derecognized on disposal of a cash-generating unit to which goodwill was previously allocated, with the difference between the proceeds and carrying value of the cash-generating unit (inclusive of goodwill and unrealized balances recorded in accumulated other comprehensive income) recorded in the consolidated statement of earnings.

Intangible assets – Intangible assets are comprised primarily of customer and broker relationships, brand names, computer software (including enterprise systems) and other acquired identifiable non-monetary assets without physical form.

Intangible assets are initially recognized at cost (fair value when acquired through a business combination) and are subsequently measured at cost less accumulated amortization and impairment, where amortization is calculated using the straight-line method based on the estimated useful life of those intangible assets with a finite life. The intended use, expected life and economic benefit to be derived from intangible assets with a finite life are re-evaluated by the company when there are potential indicators of impairment. Indefinite-lived intangible assets are not subject to amortization but are assessed for impairment on an annual basis or more frequently if there are potential indicators of impairment. If events or changes in circumstances indicate that a previously recognized impairment loss has decreased or no longer exists, a reversal is recognized in the consolidated statement of earnings to the extent that the carrying amount of the intangible asset after reversal does not exceed the carrying amount that would have been had no impairment taken place.

The estimated useful lives of the company's intangible assets are as follows:

Customer and broker relationships	8 to 20 years
Brand names	Indefinite
Computer software	3 to 15 years

Brand names are considered to be indefinite-lived based on their strength, history and expected future use.

Foreign currency translation

Functional and presentation currency – The consolidated financial statements are presented in U.S. dollars which is the holding company's functional currency and the presentation currency of the consolidated group.

Transactions and items on the consolidated balance sheet in foreign currencies – Foreign currency transactions are translated into the functional currencies of the holding company and its subsidiaries using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the consolidated statement of earnings. Non-monetary items carried at cost are translated using the exchange rate at the date of the transaction. Non-monetary items carried at fair value are translated at the date the fair value is determined.

Translation of foreign subsidiaries – The functional currencies of some of the company's subsidiaries (principally in Canada, the United Kingdom and Asia) differ from the consolidated group U.S. dollar presentation currency. As a result, the assets and liabilities of these subsidiaries are translated on consolidation at the rates of exchange prevailing at the balance sheet date. Revenue and expenses are translated at the average rate of exchange for the period. The net unrealized gain or loss resulting from this translation is recognized in accumulated other comprehensive income.

On consolidation, translation gains and losses arising from the translation of a monetary item that forms part of the net investment in a foreign subsidiary are recognized in accumulated other comprehensive income. Upon disposal of an investment in a foreign subsidiary, the related net translation gain or loss is reclassified from accumulated other comprehensive income to the consolidated statement of earnings as a component of the net gain or loss on disposition.

Goodwill and fair value adjustments arising on the acquisition of a foreign subsidiary are treated as assets and liabilities of that foreign subsidiary and translated at the rates of exchange prevailing at the balance sheet date and translation gains and losses are recognized in accumulated other comprehensive income.

Net investment hedge – In a net investment hedging relationship, the gains and losses relating to the effective portion of the hedge are recorded in other comprehensive income. The gains and losses relating to the ineffective portion of the hedge are recorded in net gains (losses) on investments in the consolidated statement of earnings. Gains and losses in accumulated other comprehensive income are recognized in net earnings when the hedged net investment in a foreign subsidiary is reduced.

Comprehensive income (loss)

Comprehensive income (loss) consists of net earnings (loss) and other comprehensive income (loss) and includes all changes in total equity during a period, except for those resulting from investments by owners and distributions to owners. Unrealized foreign currency translation amounts arising from foreign subsidiaries and associates that do not have U.S. dollar functional currencies and changes in the fair value of the effective portion of cash flow hedging instruments on hedges of net investments in foreign subsidiaries are recognized in other comprehensive income (loss) and included in accumulated other comprehensive income (loss) until recycled to the consolidated statement of earnings in the future. Actuarial gains and losses and changes in asset limitation amounts on defined benefit pension and post retirement plans are recorded in other comprehensive income (loss) and subsequently included in accumulated other comprehensive income (loss) without recycling. Upon settlement of the defined benefit plan or disposal of the related associate or subsidiary those amounts are reclassified directly to retained earnings. Accumulated other comprehensive income (loss) (net of income taxes) is included on the consolidated balance sheet as a component of common shareholders' equity.

Consolidated statement of cash flows

The company's consolidated statements of cash flows are prepared in accordance with the indirect method, classifying cash flows as cash flows from operating, investing and financing activities.

Cash and cash equivalents – Cash and cash equivalents consist of holding company and subsidiary cash and short term highly liquid investments that are readily convertible into cash and have maturities of three months or less when purchased and exclude cash and short term highly liquid investments that are restricted. Cash and cash equivalents includes cash on hand, demand deposits with banks and other short term highly liquid investments with maturities of three months or less when purchased. The carrying value of cash and cash equivalents approximates fair value.

Investments

Investments include cash and cash equivalents, short term investments, non-derivative financial assets, derivatives, real estate held for investment and investments in associates. Management determines the appropriate classifications of investments in fixed income and equity securities at their acquisition date.

Classification of non-derivative financial assets – Investments in equity instruments and those debt instruments that do not meet the criteria for amortized cost (see below) are classified as at fair value through profit or loss ("FVTPL"). Financial assets classified as at FVTPL are carried at fair value on the consolidated balance sheet with realized and unrealized gains and losses recorded in net gains (losses) on investments in the consolidated statement of earnings and as an operating activity in the consolidated statement of cash flows. Dividends and interest earned, net of interest incurred are included in the consolidated statement of earnings in interest and dividends and as an operating activity in the consolidated statement of cash flows.

A debt instrument is measured at amortized cost if (i) the objective of the company's business model is to hold the instrument in order to collect contractual cash flows and (ii) the contractual terms of the instrument give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding. Alternatively, debt instruments that meet the criteria for amortized cost may be designated as at FVTPL on initial recognition if doing so eliminates or significantly reduces an accounting mismatch. The company's business model currently does not permit any of its investments in debt instruments to be measured at amortized cost.

Investments in equity instruments that are not held for trading may be irrevocably designated at fair value through other comprehensive income ("FVTOCI") on initial recognition. The company has not designated any of its equity instruments at FVTOCI.

Recognition and measurement of non-derivative financial assets – The company recognizes purchases and sales of financial assets on the trade date, which is the date on which the company commits to purchase or sell the asset. Transactions pending settlement are reflected on the consolidated balance sheet in other assets or in accounts payable and accrued liabilities.

Transaction costs related to financial assets classified or designated as at FVTPL are expensed as incurred.

A financial asset is derecognized when the rights to receive cash flows from the investment have expired or have been transferred and when the company has transferred substantially the risks and rewards of ownership of the asset.

Determination of fair value – Fair values for substantially all of the company's financial instruments are measured using market or income approaches. Considerable judgment may be required in interpreting market data used to develop estimates of fair value. Accordingly, actual values realized in future market transactions may differ from the estimates presented in these consolidated financial statements. The use of different market assumptions and/or valuation methodologies may have a material effect on the estimated fair values. The fair values of financial instruments are based on bid prices for financial assets and ask prices for financial liabilities. The company categorizes its fair value measurements according to a three level hierarchy described below:

  Level 1 – Inputs represent unadjusted quoted prices for identical instruments exchanged in active markets. The fair values of the majority of the company's common stocks, equity call options and certain warrants are based on published quotes in active markets.

  Level 2 – Inputs include directly or indirectly observable inputs (other than Level 1 inputs) such as quoted prices for similar financial instruments exchanged in active markets, quoted prices for identical or similar financial instruments exchanged in inactive markets and other market observable inputs. The fair value of the vast majority of the company's investments in bonds are priced by independent pricing service providers while much of the remainder, along with most derivative contracts (total return swaps and credit default swaps) and certain warrants are based primarily on non-binding third party broker-dealer quotes that are prepared using Level 2 inputs. Where third party broker-dealer quotes are used, typically one quote is obtained from a broker-dealer with particular expertise in the instrument being priced. Preferred stocks are priced using a combination of independent pricing service providers and internal valuation models that rely on directly or indirectly observable inputs.

  The fair values of investments in certain limited partnerships classified as common stocks on the consolidated balance sheet are based on the net asset values received from the general partner, adjusted for liquidity as required and are classified as Level 2 when they may be liquidated or redeemed within three months or less of providing notice to the general partner. Otherwise, such investments in limited partnerships are classified as Level 3.

  Level 3 – Inputs include unobservable inputs used in the measurement of financial instruments. Management is required to use its own assumptions regarding unobservable inputs as there is little, if any, market activity in these instruments or related observable inputs that can be corroborated at the measurement date. Investments in consumer price indexes ("CPI") linked derivatives are classified as Level 3.

Transfers between fair value hierarchy categories are considered effective from the beginning of the reporting period in which the transfer is identified.

Valuation techniques used by the company's independent pricing service providers and third party broker-dealers include comparisons with similar instruments where observable market prices exist, discounted cash flow analysis, option pricing models, and other valuation techniques commonly used by market participants. The company assesses the reasonableness of pricing received from these third party sources by comparing the fair values received to recent transaction prices for similar assets where available, to industry accepted discounted cash flow models (that incorporate estimates of the amount and timing of future cash flows and market observable inputs such as credit spreads and discount rates) and to option pricing models (that incorporate market observable inputs including the quoted price, volatility and dividend yield of the underlying security and the risk free rate).

The company employs dedicated personnel responsible for the valuation of its investment portfolio. Detailed valuations are performed for those financial instruments that are priced internally, while external pricing received from independent pricing service providers and third party broker-dealers are evaluated by the company for reasonableness. The company's Chief Financial Officer oversees the valuation function and regularly reviews valuation processes and results, including at each quarterly reporting period. Significant valuation matters, particularly those requiring extensive judgment, are communicated to the company's Audit Committee.

Short term investments – Short term investments are investments with maturity dates between three months and twelve months when purchased. Short term investments are classified as at FVTPL and their carrying values approximate fair value.

Accounts receivable and accounts payable

Accounts receivable and accounts payable are recognized initially at fair value. Due to their short-term nature, carrying value is considered to approximate fair value.

Securities sold short and derivative financial instruments

Securities sold short – Securities sold short ("short sales") represent obligations to deliver securities which were not owned at the time of the sale. These obligations are carried at fair value with changes in fair value recorded in net gains (losses) on investments where fair value is determined based on Level 1 inputs (described above).

Derivative financial instruments – Derivative financial instruments may include interest rate, credit default, currency and total return swaps, CPI-linked, futures, forwards, warrants and option contracts all of which derive their value mainly from changes in underlying interest rates, foreign exchange rates, credit ratings, commodity values, inflation indexes or equity instruments. A derivative contract may be traded on an exchange or over-the-counter ("OTC"). Exchange-traded derivatives are standardized and include futures and certain warrants and option contracts. OTC derivative contracts are individually negotiated between contracting parties and may include the company's forwards, CPI-linked derivatives and swaps.

The company uses derivatives principally to mitigate financial risks arising from its investment holdings and reinsurance recoverables. Derivatives that are not specifically designated or that do not meet the requirements for hedge accounting are carried at fair value on the consolidated balance sheet with changes in fair value recorded in net gains (losses) on investments in the consolidated statement of earnings and as an operating activity in the consolidated statement of cash flows. Derivatives are monitored by the company for effectiveness in achieving their risk management objectives. The fair value of the company's derivative financial instruments where quoted market prices in active markets are unavailable is determined in the same manner as other investments described above. The company has not designated any financial assets or liabilities (including derivatives) as accounting hedges except for the hedge of its net investment in Canadian subsidiaries as described in note 7.

The fair value of derivatives in a gain position is presented on the consolidated balance sheet in derivatives and other invested assets in portfolio investments and in cash and investments of the holding company. The fair value of derivatives in a loss position and obligations to purchase securities sold short, if any, are presented on the consolidated balance sheet in short sale and derivative obligations. The initial premium paid for a derivative contract, if any, would be recorded as a derivative asset and subsequently adjusted for changes in the market value of the contract at each balance sheet date. Changes in the market value of a contract are recorded as net gains (losses) on investments in the consolidated statement of earnings at each balance sheet date, with a corresponding adjustment to the carrying value of the derivative asset or liability.

The fair value of the majority of the company's equity call options and certain warrants are based on published quotes in an active market considered to be Level 1 inputs. The fair value of the majority of the company's derivative contracts and certain warrants are based on third party broker-dealer quotes considered to be Level 2 inputs. Included in Level 3 are investments in CPI-linked derivatives that are valued using broker-dealer quotes which management has determined utilize market observable inputs except for the inflation volatility input which is not market observable.

Cash collateral received from or paid to counterparties as security for derivative contract assets or liabilities respectively is included in liabilities or assets on the consolidated balance sheet. Securities received from counterparties as collateral are not recorded as assets. Securities delivered to counterparties as collateral continue to be reflected as assets on the consolidated balance sheet as assets pledged for short sale and derivative obligations.

Equity contracts – The company's long equity total return swaps allow the company to receive the total return on a notional amount of an equity index or individual equity security (including dividends and capital gains or losses) in exchange for the payment of a floating rate of interest on the notional amount. Conversely, short equity total return swaps allow the company to pay the total return on a notional amount of an equity index or individual equity security in exchange for the receipt of a floating rate of interest on the notional amount. The company classifies dividends and interest paid or received related to its long and short equity and equity index total return swaps on a net basis as derivatives and other within interest and dividends in the consolidated statement of earnings. The company's equity and equity index total return swaps contain contractual reset provisions requiring counterparties to cash-settle on a monthly or quarterly basis any market value movements arising subsequent to the prior settlement. Any cash amounts paid to settle unfavourable market value changes and, conversely, any cash amounts received in settlement of favourable market value changes, are recorded as net gains (losses) on investments in the consolidated statement of earnings. To the extent that a contractual reset date of a contract does not correspond to the balance sheet date, the company records net gains (losses) on investments in the consolidated statement of earnings to adjust the carrying value of the derivative asset or liability associated with each total return swap contract to reflect its fair value at the balance sheet date. Final cash settlements of total return swaps are recognized as net gains (losses) on investments net of any previously recorded unrealized market value changes since the last quarterly reset date. Total return swaps require no initial net investment, and at inception, their fair value is zero.

Credit contracts – The initial premium paid for a credit contract is recorded as a derivative asset. Subsequent changes in the unrealized fair value of a contract is recorded as net gains (losses) on investments in the consolidated statement of earnings at each balance sheet date, with a corresponding adjustment to the carrying value of the derivative asset. As the average remaining life of a contract declines, the fair value of the contract (excluding the impact of credit spreads) will generally decline.

CPI-linked contracts – The initial premium paid for a CPI-linked contract is recorded as a derivative asset. Subsequent changes in the unrealized fair value of a contract is recorded as net gains (losses) on investments in the consolidated statement of earnings at each balance sheet date, with a corresponding adjustment to the carrying value of the derivative asset. As the average remaining life of a contract declines, the fair value of the contract (excluding the impact of changes in the underlying CPI) will generally decline. The reasonableness of the fair values of CPI-linked derivative contracts are assessed by comparing the fair values received from third party broker-dealers to recent market transactions where available and values determined using third party pricing software based on the Black-Scholes option pricing model that incorporates market observable and unobservable inputs such as the current value of the relevant CPI underlying the derivative, the inflation swap rate, nominal swap rate and inflation volatility. The fair values of CPI-linked derivative contracts are sensitive to assumptions such as market expectations of future rates of inflation and related inflation volatilities.

Insurance contracts

Insurance contracts are those contracts that have significant insurance risk at the inception of the contract. Insurance risk arises when the company agrees to compensate a policyholder if a specified uncertain future event adversely affects the policyholder. It is defined as the possibility of paying (including variability in timing of payments) significantly more in a scenario where the insured event occurs than when it does not occur. Scenarios considered include only those which have commercial substance. Any contracts not meeting the definition of an insurance contract under IFRS are classified as investment contracts, derivative contracts or service contracts, as appropriate.

Revenue recognition – Premiums written are deferred as unearned premiums and recognized as revenue, net of premiums ceded, on a pro rata basis over the terms of the underlying policies. Net premiums earned are reported gross of premium taxes which are included in operating expenses as the related premiums are earned. Certain reinsurance premiums are estimated at the individual contract level, based on historical patterns and experience from the ceding companies for contracts where reports from ceding companies for the period are not contractually due until after the balance sheet date. The cost of reinsurance purchased by the company (premiums ceded) is included in recoverable from reinsurers and is amortized over the contract period in proportion to the amount of insurance protection provided. Unearned premium represents the portion of the premiums written relating to periods of insurance and reinsurance coverage subsequent to the balance sheet date. Impairment losses on insurance premiums receivable are included in operating expenses in the consolidated statement of earnings.

Deferred premium acquisition costs – Certain costs of acquiring insurance contracts, consisting of brokers' commissions and premium taxes are deferred and charged to earnings as the related premiums are earned. Deferred premium acquisition costs are limited to their estimated realizable value based on the related unearned premium, which considers anticipated losses and loss adjustment expenses and estimated remaining costs of servicing the business based on historical experience. The ultimate recoverability of deferred premium acquisition costs is determined without regard to investment income. Impairment losses on deferred premium acquisition costs are included in operating expenses in the consolidated statement of earnings.

Provision for losses and loss adjustment expenses – The company is required by applicable insurance laws, regulations and Canadian accepted actuarial practice to establish reserves for payment of losses and loss adjustment expenses that arise from the company's general insurance products and the runoff of its former insurance operations. These reserves represent the expected ultimate cost to settle claims occurring prior to, but still outstanding as of, the balance sheet date. The company establishes its reserves by product line, type and extent of coverage and year of occurrence. Loss reserves fall into two categories: reserves for reported losses (case reserves) and reserves for incurred but not yet reported ("IBNR") losses. Additionally, reserves are held for loss adjustment expenses, which include the estimated legal and other expenses expected to be incurred to finalize the settlement of the losses. Losses and loss adjustment expenses are charged to earnings as incurred.

The company's reserves for reported losses and loss adjustment expenses are based on estimates of future payments to settle reported general insurance claims and claims from the run-off of its former insurance operations. The company bases case reserve estimates on the facts available at the time the reserves are established and for reinsurance, based on reports and individual case reserve estimates received from ceding companies. The company establishes these reserves on an undiscounted basis to recognize the estimated costs of bringing pending claims to final settlement, taking into account inflation, as well as other factors that can influence the amount of reserves required, some of which are subjective and some of which are dependent on future events. In determining the level of reserves, the company considers historical trends and patterns of loss payments, pending levels of unpaid claims and types of coverage. In addition, court decisions, economic conditions and public attitudes may affect the ultimate cost of settlement and, as a result, the company's estimation of reserves. Between the reporting and final settlement of a claim, circumstances may change, which would result in changes to established reserves. Items such as changes in law and interpretations of relevant case law, results of litigation, changes in medical costs, as well as costs of vehicle and building repair materials and labour rates can substantially impact ultimate settlement costs. Accordingly, the company reviews and re-evaluates case reserves on a regular basis. Any resulting adjustments are included in the consolidated statement of earnings in the period the adjustment is made. Amounts ultimately paid for losses and loss adjustment expenses can vary significantly from the level of reserves originally set or currently recorded.

The company also establishes reserves for IBNR claims on an undiscounted basis to recognize the estimated cost to bring losses for events which have already occurred but which have not yet been reported to final settlement. As these losses have not yet been reported, the company relies upon historical information and statistical models, based on product line, type and extent of coverage, to estimate its IBNR reserves. The company also uses reported claim trends, claim severities, exposure growth, and other factors in estimating its IBNR reserves. The company revises its estimates of IBNR reserves as additional information becomes available and as claims are actually reported.

The time required to learn of and settle claims is often referred to as the "tail" and is an important consideration in establishing the company's reserves. Short-tail claims are those for which losses are normally reported soon after the incident and are generally settled within months following the reported incident. This would include, for example, most property, automobile and marine and aerospace damage. Long-tail claims are considered by the company to be those that often take three years or more to develop and settle, such as asbestos, workers' compensation and product liability. In the extreme cases of long tail claims like those involving asbestos, it may take upwards of 20 years to settle. In addition, information concerning the loss event and ultimate cost of a long-tail claim may not be readily available. Accordingly, the reserving analysis of long-tail lines of business is generally more difficult and subject to greater uncertainties than for short-tail lines of business.

Since the company does not establish reserves for catastrophes in advance of the occurrence of such events, these events may cause volatility in the levels of incurred losses and reserves, subject to the effects of reinsurance recoveries. This volatility may also be contingent upon political and legal developments after the occurrence of the event.

Estimation techniques – Provisions for losses and loss adjustment expense and provisions for unearned premiums are determined based upon previous claims experience, knowledge of events, the terms and conditions of the relevant policies and on interpretation of circumstances. Particularly relevant is experience with similar cases and historical claims payment trends. The approach also includes consideration of the development of loss payment trends, the potential longer term significance of large events, the levels of unpaid claims, legislative changes, judicial decisions and economic and political conditions.

Where possible the company applies multiple techniques in estimating required provisions. This gives greater understanding of the trends inherent in the data being projected. The company's estimates of losses and loss adjustment expenses are reached after a review of several commonly accepted actuarial projection methodologies and a number of different bases to determine these provisions. These include methods based upon the following:

  •
  the development of previously settled claims, where payments to date are extrapolated for each prior year;

  •
  estimates based upon a projection of numbers of claims and average cost;

  •
  notified claims development, where notified claims to date for each year are extrapolated based upon observed development of earlier years; and,

  •
  expected loss ratios.

In addition, the company uses other techniques such as aggregate benchmarking methods for specialist classes of business. In selecting its best estimate, the company considers the appropriateness of the methods and bases to the individual circumstances of the line of business and underwriting year. The process is designed to select the most appropriate best estimate.

Large claims impacting each relevant line of business are generally assessed separately, being measured either at the face value of the loss adjusters' estimates or projected separately in order to allow for the future development of large claims.

Provisions are calculated gross of any reinsurance recoveries. A separate estimate is made of the amounts that will be recoverable from reinsurers based upon the gross provisions and having due regard to collectability.

The provisions for losses and loss adjustment expenses are subject to review at the subsidiary level, the corporate level by the company's Chief Risk Officer and by independent third party actuaries. In addition, for major classes where the risks and uncertainties inherent in the provisions are greatest, ad hoc detailed reviews are undertaken by internal and external advisers who are able to draw upon their specialist expertise and a broader knowledge of current industry trends in claims development. The results of these reviews are considered when establishing the appropriate levels of provisions for losses and loss adjustment expenses and unexpired risks.

Uncertainties – The uncertainty arising under insurance contracts may be characterized under a number of specific headings, such as uncertainty relating to:

  •
  whether an event has occurred which would give rise to a policyholder suffering an insured loss;

  •
  the extent of policy coverage and limits applicable;

  •
  the amount of insured loss suffered by a policyholder as a result of the event occurring; and,

  •
  the timing of a settlement to a policyholder for a loss suffered.

The degree of uncertainty will vary by line of business according to the characteristics of the insured risks and the cost of a claim will be determined by the actual loss suffered by the policyholder.

There may be significant reporting lags, particularly for long-tail lines of business, between the occurrence of an insured event and the time it is actually reported to the company. Following the identification and notification of an insured loss, there may still be uncertainty as to the magnitude and timing of the settlement of the claim. There are many factors that will determine the level of uncertainty such as inflation, inconsistent judicial interpretations and court judgments that broaden policy coverage beyond the intent of the original insurance, legislative changes and claims handling procedures.

The establishment of provisions for losses and loss adjustment expenses is an inherently uncertain process and, as a consequence of this uncertainty, the eventual cost of settlement of outstanding claims and unexpired risks can vary substantially from the initial estimates in the short term, particularly for the company's long-tail lines of business. Provisioning considerations include: uncertainty around loss trends, claims inflation and underlying economic conditions; the inherent risk in estimating loss development patterns based on historical data that may not be representative of future loss payment patterns; assumptions built on industry loss ratios or industry benchmark development patterns that may not reflect actual experience; and the intrinsic risk as to the homogeneity of the underlying data used in carrying out the reserve analyses. Long tail claims are more susceptible to these uncertainties given the length of time between the issuance of the original policy and ultimate settlement of any claims. The company seeks to provide appropriate levels of provisions for losses and loss adjustment expenses and provisions for unexpired risks taking the known facts and experience into account.

The company has exposures to risks in each line of business that may develop adversely and that could have a material impact upon the company's financial position. The insurance risk diversity within the company's portfolio of issued policies makes it impossible to predict whether material development will occur and, if it does occur, the location and the timing of such an occurrence. The estimation of insurance liabilities involves the use of judgments and assumptions that are specific to the insurance risks within each territory and the particular type of insurance risk covered. The diversity of the insurance risks results in it being difficult to identify individual judgments and assumptions that are more likely than others to have a material impact on the future development of the insurance liabilities.

Asbestos and environmental claims are examples of specific long-tail risks which may develop materially. The estimation of the provisions for the ultimate cost of claims for asbestos and environmental pollution is subject to a range of uncertainties that is generally greater than those encountered for other classes of insurance business. As a result, it is not possible to determine the future development of asbestos and environmental claims with the same degree of reliability as with other types of claims, particularly in periods when theories of law are in flux. Consequently, traditional techniques for estimating provisions for losses and loss adjustment expenses cannot be wholly relied upon and the company employs specialized techniques to determine such provisions using the extensive knowledge of both internal and external asbestos and environmental pollution experts and legal advisors.

Factors contributing to this higher degree of uncertainty include:

  •
  long delays in reporting claims from the date of exposure (for example, cases of mesothelioma can have a latent period of up to 40 years) making estimation of the ultimate number of claims expected to be received particularly difficult;

  •
  issues of allocation of responsibility among potentially responsible parties and insurers;

  •
  emerging court decisions increasing or decreasing insurer liability;

  •
  tendencies for social trends and factors to influence court awards;

  •
  developments pertaining to the company's ability to recover reinsurance for claims of this nature; and,

  •
  developments in the tactics of plaintiff lawyers and court decisions and awards.

Reinsurance

Reinsurance does not relieve the originating insurer of its liability and is reflected on the consolidated balance sheet on a gross basis to indicate the extent of credit risk related to reinsurance and the obligations of the insurer to its policyholders. Reinsurance assets include balances due from reinsurance companies for paid and unpaid losses and loss adjustment expenses and ceded unearned premiums. Amounts recoverable from reinsurers are estimated in a manner consistent with the claim liability associated with the reinsured policy. Reinsurance is recorded gross on the consolidated balance sheet unless a legal right to offset against a liability owing to the same reinsurer exists.

Ceded premiums and losses are recorded in the consolidated statement of earnings in premiums ceded to reinsurers and losses on claims ceded to reinsurers respectively and in recoverable from reinsurers on the consolidated balance sheet. Unearned premiums are reported before reduction for premiums ceded to reinsurers and the reinsurers' portion is classified with recoverable from reinsurers on the consolidated balance sheet along with the estimates of the reinsurers' shares of provision for claims determined on a basis consistent with the related claims liabilities.

In order to protect capital and control the company's exposure to loss from adverse development of reserves or reinsurance recoverables on pre-acquisition reserves of companies acquired or from future adverse development on long-tail latent or other potentially volatile claims, the company has for certain acquisitions obtained vendor indemnities or purchased excess of loss reinsurance protection from reinsurers.

Impairment – Reinsurance assets are assessed on a regular basis for any events that may trigger impairment. Triggering events may include legal disputes with third parties, changes in capital, surplus levels and in credit ratings of a counterparty, and historic experience regarding collectability from specific reinsurers.

If there is objective evidence that a reinsurance asset is impaired, the carrying amount of the asset is reduced to its recoverable amount. Impairment is considered to have taken place if it is probable that the company will not be able to collect the amounts due from reinsurers. The carrying amount of a reinsurance asset is reduced through the use of an allowance account. Provisions for previously impaired reinsurance assets may be reversed in subsequent financial reporting periods, provided there is objective evidence that the conditions leading to the initial impairment have changed or no longer exist. On reversal of any such provisions, the carrying value of the reinsurance asset may not exceed its previously reported carrying value.

Provisions for uncollectible reinsurance are recorded in the consolidated statement of earnings in the period in which the company determines that it is unlikely that the full amount or disputed amounts due from reinsurers will be collectible. When the probability of collection is remote either through liquidation of the reinsurer or settlement of the reinsurance balance, the uncollectible balance is written off from the provision account against the reinsurance balance.

Risk transfer – Reinsurance contracts are assessed to ensure that insurance risk is transferred by the ceding or assuming company to the reinsurer. Those contracts that do not transfer insurance risk are accounted for using the deposit method whereby a deposit asset or liability is recognized based on the consideration paid or received less any explicitly identified premiums or fees to be retained by the ceding company.

Premiums – Premiums payable in respect of reinsurance ceded are recognized on the consolidated balance sheet in the period in which the reinsurance contract is entered into and include estimates for contracts in force which have not yet been finalized. Premiums ceded are recognized in the consolidated statement of earnings over the period of the reinsurance contract.

Uncertainties – The company is exposed to disputes on, and defects in, contracts with its reinsurers and the possibility of default by its reinsurers. The company is also exposed to the credit risk assumed in fronting arrangements and to potential reinsurance capacity constraints.

The company's credit risk on reinsurance recoverables is analyzed by its reinsurance security department which is responsible for setting appropriate provisions for reinsurers suffering financial difficulties. The process for determining the provision involves quantitative and qualitative assessments using current and historical credit information and current market information. The process inherently requires the use of certain assumptions and judgments including: (i) assessing the probability of impairment; (ii) estimating ultimate recovery rates of impaired reinsurers; and (iii) determining the effects from potential offsets or collateral arrangements. Changes to these assumptions or using other reasonable judgments can materially affect the provision level and the company's net earnings.

Income taxes

The provision for income taxes for the period comprises current and deferred income tax. Income taxes are recognized in the consolidated statement of earnings, except to the extent that they relate to items recognized in other comprehensive income or directly in equity. In those cases, the related taxes are also recognized in other comprehensive income or directly in equity, respectively.

Current income tax is calculated on the basis of the tax laws enacted or substantively enacted at the end of the reporting period in the countries where the company's subsidiaries and associates operate and generate taxable income.

Deferred income tax is calculated under the liability method whereby deferred income tax assets and liabilities are recognized for temporary differences between the financial statement carrying amounts of assets and liabilities and their respective income tax bases at the current substantively enacted tax rates. With the exception of initial recognition of deferred income tax arising from business combinations, changes in deferred income tax associated with components of other comprehensive income are recognized directly in other comprehensive income while all other changes in deferred income tax are included in the provision for income taxes in the consolidated statement of earnings.

Deferred income tax assets are recognized to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized. Carry forwards of unused losses or unused tax credits are tax effected and recognized as deferred tax assets when it is probable that future taxable profits will be available against which these losses or tax credits can be utilized.

Deferred income tax is not recognized on unremitted subsidiary earnings where the company has determined it is not probable those earnings will be repatriated in the foreseeable future.

Current and deferred income tax assets and liabilities are offset when the income taxes are levied by the same taxation authority and there is a legally enforceable right of offset.

Other assets

Other assets consist of premises and equipment, inventories and receivables of subsidiaries included in the Other reporting segment, accrued interest and dividends, income taxes refundable, receivables for securities sold, pension assets, deferred compensation assets, prepaid expenses and other miscellaneous receivables.

Premises and equipment – Premises and equipment is recorded at historical cost less accumulated amortization and any accumulated impairment losses. Historical cost includes expenditures that are directly attributable to the acquisition of the asset. The company reviews premises and equipment for impairment when events or changes in circumstances indicate that the carrying value may not be recoverable. The recoverable amount is determined as the higher of an asset's fair value less costs to sell and value in use. If an asset is impaired, the carrying amount is reduced to the asset's recoverable amount with an offsetting charge recorded in the consolidated statement of earnings. The cost of premises and equipment is depreciated on a straight-line basis over the asset's estimated useful life. If events or changes in circumstances indicate that a previously recognized impairment loss has decreased or no longer exists, the reversal is recognized in the consolidated statement of earnings to the extent that the carrying amount of the asset after reversal does not exceed the carrying amount that would have been had no impairment taken place.

Depreciation expense is recorded in operating expenses within the consolidated statement of earnings. All repairs and maintenance costs are charged to operating expenses in the period incurred. The cost of a major renovation is included in the carrying amount of the asset when it is probable that future economic benefits will flow to the company, and is depreciated over the remaining useful life of the asset.

Other – Revenue from the sale of animal nutrition, hospitality, travel and other non-insurance products and services are recognized when the price is fixed or determinable, collection is reasonably assured and the product or service has been delivered to the customer. The revenue and related cost of inventories sold or services provided are recorded in other revenue and other expenses respectively, in the consolidated statement of earnings.

The consolidated balance sheet includes inventories of the Other reporting segment recorded in other assets which are measured at the lower of cost or net realizable value on a first-in, first-out basis. Inventories are written down to net realizable value when its cost is estimated to be greater than its anticipated selling price less applicable selling costs.

Long term debt

Borrowings (debt issued) are recognized initially at fair value, net of transaction costs incurred, and subsequently carried at amortized cost; any difference between the initial carrying value and the redemption value is recognized in the consolidated statement of earnings over the period of the borrowings using the effective interest rate method.

Interest expense on borrowings is recognized in the consolidated statement of earnings using the effective interest rate method.

Contingencies and commitments

A provision is recognized for a contingent liability, commitment or financial guarantee when the company has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Provisions are discounted when the effect of the time value of money is considered significant.

Equity

Common stock issued by the company is classified as equity when there is no contractual obligation to transfer cash or other financial assets to the holder of the shares. Incremental costs directly attributable to the issue or repurchase for cancellation of equity instruments are recognized in equity, net of tax.

Treasury shares are equity instruments reacquired by the company which have not been cancelled and are deducted from equity on the consolidated balance sheet, regardless of the objective of the transaction. The company acquires its own subordinate voting shares on the open market for its share-based payment awards. No gain or loss is recognized in the consolidated statement of earnings on the purchase, sale, issue or cancellation of treasury shares. Consideration paid or received is recognized directly in equity.

Dividends and other distributions to holders of the company's equity instruments are recognized directly in equity.

Share-based payments

The company has restricted share plans or equivalent for management of the holding company and its subsidiaries with vesting periods of up to ten years from the date of grant. The fair value of restricted share awards is estimated on the date of grant based on the market price of the company's stock and is amortized to compensation expense over the related vesting period, with a corresponding increase in the share-based payments equity reserve. When a restricted share award vests in instalments over the vesting period (graded vesting), each instalment is accounted for as a separate award and amortized to compensation expense accordingly. At each balance sheet date, the company reviews its estimates of the number of restricted share awards expected to vest.

Net earnings per share attributable to shareholders of Fairfax

Net earnings (loss) per share – Basic net earnings (loss) per share is calculated by dividing the net earnings (loss) attributable to shareholders of Fairfax, after the deduction of preferred share dividends declared and the excess over stated value of preferred shares purchased for cancellation, by the weighted average number of subordinate and multiple voting shares issued and outstanding during the period, excluding subordinate voting shares purchased by the company and held as treasury shares.

Net earnings (loss) per diluted share – Diluted earnings (loss) per share is calculated by adjusting the weighted average number of subordinate and multiple voting shares outstanding during the period for the dilutive effect of share-based payments.

Pensions and post retirement benefits

The company's subsidiaries have a number of arrangements in Canada, the United States and the United Kingdom that provide pension and post retirement benefits to retired and current employees. The holding company has no such arrangements or plans. Pension arrangements of the subsidiaries include defined benefit statutory pension plans, as well as supplemental arrangements that provide pension benefits in excess of statutory limits. These plans are a combination of defined benefit plans and defined contribution plans. The assets of these plans are held separately from the company's general assets in separate pension funds.

Defined contribution plan – A defined contribution plan is a pension plan under which the company pays fixed contributions. Contributions to defined contribution pension plans are charged to operating expenses in the period in which the employment services qualifying for the benefit are provided. The company has no further payment obligations once the contributions have been paid.

Defined benefit plan – A defined benefit plan is a plan that defines an amount of pension or other post retirement benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and salary. The company's policies for its defined benefit plans are described below:

  (i)
  Defined benefit obligations, net of the fair value of plan assets, and adjusted for pension asset limitations, if any, are accrued on the consolidated balance sheet in accounts payable and accrued liabilities (note 14). Plans in a net asset position are recognized in other assets (note 13).

  (ii)
  Actuarial valuations of benefit liabilities for the majority of pension and post retirement benefit plans are performed each year using the projected benefit method prorated on service, based on management's assumptions of the discount rate, rate of compensation increase, retirement age, mortality and the trend in the health care cost rate. The discount rate is determined by management with reference to market conditions at year end. Other assumptions are determined with reference to long-term expectations.

  (iii)
  Defined benefit expense includes the net interest on the net defined benefit liability (asset) calculated using a discount rate based on market yields on high quality bonds, and is recognized in the consolidated statement of earnings.

  (iv)
  Defined benefit plans in a surplus position recognize an asset, subject to meeting any minimum funding requirements. Asset limitations due to minimum funding requirements are recorded in other comprehensive income.

  (v)
  Remeasurements, consisting of actuarial gains and losses, the actual return on plan assets (excluding the net interest component) and any change in asset limitation amounts, are recognized in other comprehensive income. All remeasurements recognized in other comprehensive income are subsequently included in accumulated other comprehensive income and cannot be recycled to the consolidated statement of earnings in the future, but are reclassified to retained earnings upon settlement of the plan or disposal of the related subsidiary.

  (vi)
  Past service costs arising from plan amendments or curtailments are recognized in the consolidated statement of earnings when incurred.

  (vii)
  Gains or losses on the settlement of a defined benefit plan are recognized in the consolidated statement of earnings when the settlement occurs.

Certain of the company's post retirement benefit plans covering medical care and life insurance are funded internally.

Operating leases

The company and its subsidiaries are lessees under various operating leases relating to premises, automobiles and equipment. The leased assets are not recognized on the consolidated balance sheet. Payments made under operating leases (net of any incentives received from the lessor) are recorded in operating expenses on a straight-line basis over the period of the lease, unless another systematic basis is representative of the time pattern of the leased item's benefit even if the payments are not on that basis.

New accounting pronouncements adopted in 2013

The company adopted the following new and revised standards, along with any consequential amendments, effective January 1, 2013. These changes were adopted in accordance with the applicable transitional provisions of each new or revised standard.

Amendments to IAS 1 Presentation of Financial Statements ("IAS 1")

The amendments to IAS 1 change the presentation of items in the consolidated statement of comprehensive income. The amendments require the components of other comprehensive income to be presented in two separate groups, based on whether or not the components may be recycled to the consolidated statement of earnings in the future. The company retrospectively adopted these presentation changes on January 1, 2013, which did not result in any measurement adjustments to other comprehensive income or comprehensive income.

Amendments to IAS 19 Employee Benefits ("IAS 19")

The amendments to IAS 19 require changes to the recognition and measurement of defined benefit pension and post retirement benefit expense and to the disclosures for all employee benefits. The net defined benefit liability (asset) is required to be recognized on the consolidated balance sheet without any deferral of actuarial gains and losses and past service costs as previously permitted. Expected returns on plan assets are no longer included in the determination of defined benefit expense. Instead, defined benefit expense includes the net interest on the net defined benefit liability (asset) calculated using a discount rate based on market yields on high quality bonds. Remeasurements consisting of actuarial gains and losses, the actual return on plan assets (excluding the net interest component) and any change in asset limitation amounts are recognized in other comprehensive income.

The company adopted the amendments to IAS 19 retrospectively which had no impact on total equity as at January 1, 2012 and December 31, 2012, nor was there any impact on net cash flows for the year ended December 31, 2012. The adjustments for each financial statement line item affected are presented below.

Adjustments within common shareholders' equity on the consolidated balance sheets

	Increase (decrease)
	December 31, 2012	January 1, 2012
Retained earnings	2.7	(15.6)
Accumulated other comprehensive income	(2.7)	15.6

Adjustments to consolidated statement of earnings

Year ended December 31, 2012
Net earnings before adoption of accounting change	540.7
Impact on net earnings of adoption of accounting change:
Operating expenses – increase	(6.4)
Other expenses – increase	(1.4)
Provision for income taxes – decrease	2.1

(5.7)

Net earnings after adoption of accounting change	535.0

Attributable to:
Shareholders of Fairfax	526.9
Non-controlling interests	8.1

535.0

Adjustments to consolidated statement of comprehensive income

Year ended December 31, 2012
Comprehensive income before adoption of accounting change	535.6
Impact on net earnings of adoption of accounting change	(5.7)
Impact on other comprehensive income of adoption of accounting change:
Change in gains (losses) on defined benefit plans, net of income taxes	5.7

Comprehensive income after adoption of accounting change	535.6

Attributable to:
Shareholders of Fairfax	527.6
Non-controlling interests	8.0

535.6

IFRS 13 Fair Value Measurement ("IFRS 13")

IFRS 13 provides a single comprehensive framework for measuring fair value. IFRS 13 applies to IFRS that require or permit fair value measurement, but does not address when to measure fair value or require additional use of fair value. The measurement of the fair value of an asset or liability is based on assumptions that market participants would use when pricing the asset or liability under current market conditions, including assumptions about risk. The new standard requires disclosures similar to those in IFRS 7 Financial Instruments: Disclosures ("IFRS 7"), but applies to substantially all assets and liabilities measured at fair value, whereas IFRS 7 applies only to financial assets and liabilities measured at fair value. The company adopted IFRS 13 prospectively on January 1, 2013. The adoption of IFRS 13 did not require any adjustments to the valuation techniques used by the company to measure fair value and did not result in any measurement adjustments as at January 1, 2013. However, certain disclosures related to the fair value of assets and liabilities not measured at fair value on the consolidated balance sheet were expanded.

IFRS 10 Consolidated Financial Statements ("IFRS 10")

IFRS 10 introduces a single consolidation model that uses the same criteria to determine control for entities of all types, irrespective of whether the investee is controlled by voting rights or other contractual arrangements. Under IFRS 10, an investee is consolidated only if the investor possesses power over the investee, has exposure to variable returns from its involvement with the investee and has the ability to use its power over the investee to affect its returns. The principle that a consolidated entity presents a parent and its subsidiaries as a single entity remains unchanged, as do the mechanics of consolidation. IFRS 10 supersedes the guidance in IAS 27 Consolidated and Separate Financial Statements and SIC-12 Consolidation – Special Purpose Entities. The company assessed its subsidiaries and investees on January 1, 2013 and determined that the adoption of IFRS 10 did not result in any changes within its consolidated financial reporting.

IFRS 11 Joint Arrangements ("IFRS 11")

IFRS 11 establishes principles for financial reporting by parties to a joint arrangement, and only differentiates between joint operations and joint ventures. The option to apply proportionate consolidation when accounting for joint ventures has been removed and equity accounting is now applied in accordance with IAS 28 Investments in Associates and Joint Ventures. IFRS 11 supersedes existing guidance under IAS 31 Interests in Joint Ventures and SIC-13 Jointly Controlled Entities – Non Monetary Contributions by Venturers. The company assessed its investments in associates and joint arrangements on January 1, 2013 and determined that the adoption of IFRS 11 did not result in any measurement changes within its consolidated financial reporting.

IAS 28 Investments in Associates and Joint Ventures ("IAS 28")

IAS 28 has been amended to be consistent with the changes to accounting for joint arrangements in IFRS 11. The amended standard prescribes the accounting for investments in associates and provides guidance on the application of the equity method when accounting for investments in associates and joint ventures. Retrospective adoption of the amended standard on January 1, 2013 did not result in any measurement changes within the company's consolidated financial reporting.

IFRS 12 Disclosure of Interests in Other Entities ("IFRS 12")

IFRS 12 sets out the disclosure requirements under IFRS 10, IFRS 11 and IAS 28. The enhanced disclosures in IFRS 12 are intended to help financial statement readers evaluate the nature, risks and financial effects of an entity's interests in subsidiaries, associates, joint arrangements and unconsolidated structured entities. Adoption of IFRS 12 resulted in more extensive disclosures within the consolidated financial statements.

New accounting pronouncements issued but not yet effective

The following new standards and amendments have been issued by the IASB and were not yet effective for the fiscal year beginning January 1, 2013.

IFRS 9 Financial Instruments ("IFRS 9") – Hedge accounting

In November 2013 the IASB published the third phase of IFRS 9 which included a new general hedge accounting standard that will more closely align hedge accounting with risk management activities undertaken to hedge financial and non-financial risks. The new standard does not fundamentally change the types of hedging relationships or the requirement to measure and recognize hedge ineffectiveness, but does permit more hedging strategies to qualify for hedge accounting and incorporates more judgment in assessing the effectiveness of a hedging relationship. The effective date for IFRS 9 is January 1, 2018 although early adopters of the previous two phases of IFRS 9 may also elect to early adopt the new general hedge accounting standard. The company is currently evaluating this new phase of IFRS 9 and its impact on the consolidated financial statements.

IAS 32 Financial Instruments: Presentation ("IAS 32")

In December 2011 the IASB amended IAS 32 to clarify the meaning of when an entity has a current legally enforceable right to offset a financial asset and a financial liability in its statement of financial position. The amendment is effective for annual periods beginning on or after January 1, 2014 and is to be applied retrospectively. Adoption of the amendment is not expected to have a significant impact on the consolidated financial statements.

4.    Critical Accounting Estimates and Judgments

In the preparation of the company's consolidated financial statements, management has made a number of estimates and judgments, the more critical of which are discussed below, with the exception of the determination of fair value for financial instruments and associates, fair value disclosures, and contingencies, which are discussed in notes 3, 5 and 20 respectively. Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Provision for losses and loss adjustment expenses

Provisions for losses and loss adjustment expenses are valued based on Canadian accepted actuarial practices, which are designed to ensure the company establishes an appropriate reserve on the consolidated balance sheet to cover insured losses with respect to reported and unreported claims incurred as of the end of each accounting period and related claims expenses. The assumptions underlying the valuation of provisions for losses and loss adjustment expenses are reviewed and updated by the company on an ongoing basis to reflect recent and emerging trends in experience and changes in risk profile of the business. The estimation techniques employed by the company in determining provisions for losses and loss adjustment expenses and the inherent uncertainties associated with insurance contracts are described in the "Insurance Contracts" section of note 3 and the "Underwriting Risk" section of note 24.

Provision for uncollectible reinsurance recoverables

The company establishes provisions for uncollectible reinsurance recoverables centrally based on a detailed review of the credit risk of each underlying reinsurer. Considerations involved in establishing these provisions include the balance sheet strength of the reinsurer, its liquidity (or ability to pay), its desire to pay (based on prior history), financial strength ratings as determined by external rating agencies and specific disputed amounts based on contract interpretations which occur from time to time. The company monitors these provisions and reassesses them on a quarterly basis, or more frequently if necessary, updating them as new information becomes available. Uncertainties associated with the company's reinsurance recoverables are discussed further in the "Reinsurance" section of note 3.

Recoverability of deferred income tax assets

In determining the recoverability of deferred income tax assets, the company primarily considers current and expected profitability of applicable operating companies and their ability to utilize any recorded tax assets. The company reviews its deferred income tax assets on a quarterly basis, taking into consideration the availability of sufficient current and projected taxable profits, reversals of taxable temporary differences and tax planning strategies.

Assessment of goodwill for potential impairment

Goodwill is assessed annually for impairment or more frequently if there are potential indicators of impairment. Management estimates the recoverable amount of each of the company's cash-generating units using one or more generally accepted valuation techniques, which requires the making of a number of assumptions, including assumptions about future revenue, net earnings, corporate overhead costs, capital expenditures, cost of capital, and the growth rate of the various operations. The recoverable amount of each cash-generating unit to which goodwill has been assigned is compared to its carrying value (inclusive of assigned goodwill). If the recoverable amount of a cash-generating unit is determined to be less than its carrying value, the excess is recognized as a goodwill impairment loss. Given the variability of future-oriented financial information, goodwill impairment tests are subjected to sensitivity analysis.

Determination of subsidiaries, associates and joint ventures

There could be significant judgment involved in assessing whether control, significant influence, or joint control exists in accordance with the requirements of IFRS 10, IAS 28 and IFRS 11 respectively, particularly where the facts and circumstances include indicators that could reasonably point to more than one potential outcome. In situations where voting rights alone are not sufficient to clearly assess control, significant influence or joint control, additional factors that may be considered include potential voting rights that are currently exercisable or convertible, contractual arrangements, relative shareholdings and the allocation of decision-making rights. An initial assessment of control, significant influence or joint control is reconsidered at a later date if warranted by changes in facts and circumstances, particularly in situations where the company acquires additional interests or reduces its existing interest.

5.    Cash and Investments

Holding company cash and investments, portfolio investments and short sale and derivative obligations are classified as at FVTPL, except for investments in associates and other invested assets which are classified as other, and are shown in the table below:

	December 31, 2013	December 31, 2012
Holding company:
Cash and cash equivalents (note 28)	214.4	212.9
Short term investments	185.9	426.5
Short term investments pledged for short sale and derivative obligations	107.8	140.2
Bonds	240.4	115.9
Bonds pledged for short sale and derivative obligations	16.6	–
Preferred stocks	223.0	46.3
Common stocks	264.9	170.1
Derivatives (note 7)	43.7	57.3

	1,296.7	1,169.2
Short sale and derivative obligations (note 7)	(55.1)	(41.2)

	1,241.6	1,128.0

Portfolio investments:
Cash and cash equivalents (note 28)	3,878.4	2,728.6
Short term investments	3,567.3	4,231.5
Bonds	9,550.5	10,803.6
Preferred stocks	541.8	605.1
Common stocks	3,835.7	4,399.1
Investments in associates (note 6)	1,432.5	1,355.3
Derivatives (note 7)	193.1	149.7
Other invested assets	31.1	31.3

	23,030.4	24,304.2

Assets pledged for short sale and derivative obligations:
Cash and cash equivalents (note 28)	11.8	51.1
Short term investments	45.8	307.1
Bonds	745.3	500.8

	802.9	859.0

	23,833.3	25,163.2
Short sale and derivative obligations (note 7)	(213.3)	(197.0)

	23,620.0	24,966.2

Common stocks included investments in limited partnerships with a carrying value of $816.4 at December 31, 2013 (December 31, 2012 – $468.6).

Restricted cash and cash equivalents at December 31, 2013 of $340.4 (December 31, 2012 – $172.1) were comprised primarily of amounts required to be maintained on deposit with various regulatory authorities to support the subsidiaries' insurance and reinsurance operations. Restricted cash and cash equivalents are included on the consolidated balance sheet in holding company cash and investments, or in subsidiary cash and short term investments and assets pledged for short sale and derivative obligations in portfolio investments.

The company's subsidiaries have pledged cash and investments, inclusive of trust funds and regulatory deposits, as security for their own obligations to pay claims or make premium payments (these pledges are either direct or to support letters of credit). In order to write insurance business in certain jurisdictions (primarily U.S. states) the company's subsidiaries must deposit funds with local insurance regulatory authorities to provide security for future claims payments as ultimate protection for the policyholder. Additionally, some of the company's subsidiaries provide reinsurance to primary insurers, for which funds must be posted as security for losses that have been incurred but not yet paid. These pledges are in the normal course of business and are generally released when the payment obligation is fulfilled.

The table that follows summarizes pledged assets (excluding assets pledged in favour of Lloyd's (note 20) and assets pledged for short sale and derivative obligations) by the nature of the pledge requirement. Pledged assets primarily consist of bonds within portfolio investments on the consolidated balance sheet.

	December 31, 2013	December 31, 2012
Regulatory deposits	2,182.1	2,695.4
Security for reinsurance and other	543.8	741.0

	2,725.9	3,436.4

Fixed Income Maturity Profile

Bonds are summarized by the earliest contractual maturity date in the table below. Actual maturities may differ from maturities shown below due to the existence of call and put features. At December 31, 2013 bonds containing call and put features represented approximately $5,990.1 and $60.3 respectively (December 31, 2012 – $6,332.7 and $77.5 respectively) of the total fair value of bonds in the table below.

	December 31, 2013		December 31, 2012
	Amortized cost	Fair value	Amortized cost	Fair value
Due in 1 year or less	962.7	998.2	849.5	1,008.2
Due after 1 year through 5 years	4,565.7	5,081.4	2,625.8	2,984.3
Due after 5 years through 10 years	518.2	527.3	2,828.3	3,409.4
Due after 10 years	4,203.1	3,945.9	3,685.8	4,018.4

	10,249.7	10,552.8	9,989.4	11,420.3

Effective interest rate		4.6%		4.7%

The calculation of the effective interest rate of 4.6% (December 31, 2012 – 4.7%) is on a pre-tax basis and does not give effect to the favourable tax treatment which the company expects to receive with respect to its tax advantaged bond investments of approximately $4.8 billion (December 31, 2012 – $5.3 billion) included in U.S. states and municipalities.

Fair Value Disclosures

The company's use of quoted market prices (Level 1), valuation models using observable market information as inputs (Level 2) and valuation models without observable market information as inputs (Level 3) in the valuation of securities and derivative contracts by type of issuer was as follows:

	December 31, 2013				December 31, 2012
	Total fair value asset (liability)	Quoted prices (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total fair value asset (liability)	Quoted prices (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Cash and cash equivalents	4,104.6	4,104.6	–	–	2,992.6	2,992.6	–	–

Short term investments:
Canadian provincials	405.0	405.0	–	–	1,375.1	1,375.1	–	–
U.S. treasury	3,147.6	3,147.6	–	–	3,137.6	3,137.6	–	–
Other government	281.6	281.6	–	–	508.3	468.3	40.0	–
Corporate and other	72.6	–	72.6	–	84.3	–	84.3	–

	3,906.8	3,834.2	72.6	–	5,105.3	4,981.0	124.3	–

Bonds:
Canadian government	18.3	–	18.3	–	21.1	–	21.1	–
Canadian provincials	164.7	–	164.7	–	133.4	–	133.4	–
U.S. treasury	1,669.6	–	1,669.6	–	1,520.8	–	1,520.8	–
U.S. states and municipalities	6,227.7	–	6,227.7	–	6,867.8	–	6,867.8	–
Other government	1,067.3	–	1,067.3	–	1,204.1	–	1,204.1	–
Corporate and other	1,405.2	–	967.6	437.6	1,673.1	–	1,554.0	119.1

	10,552.8	–	10,115.2	437.6	11,420.3	–	11,301.2	119.1

Preferred stocks:
Canadian	242.3	–	78.9	163.4	142.1	–	87.5	54.6
U.S.	490.7	–	471.1	19.6	461.6	–	426.2	35.4
Other	31.8	–	31.8	–	47.7	–	47.7	–

	764.8	–	581.8	183.0	651.4	–	561.4	90.0

Common stocks:
Canadian	678.1	643.7	7.2	27.2	1,064.1	1,022.5	16.5	25.1
U.S.	814.6	402.1	28.2	384.3	1,748.8	1,395.4	35.3	318.1
Other	2,607.9	1,672.2	370.6	565.1	1,756.3	1,121.7	365.7	268.9

	4,100.6	2,718.0	406.0	976.6	4,569.2	3,539.6	417.5	612.1

Derivatives and other invested assets(1)	244.8	1.7	96.6	146.5	215.0	–	99.2	115.8

Short sale and derivative obligations	(268.4)	–	(268.4)	–	(238.2)	–	(238.2)	–

Holding company cash and investments and portfolio investments measured at fair value	23,406.0	10,658.5	11,003.8	1,743.7	24,715.6	11,513.2	12,265.4	937.0

	100.0%	45.5%	47.0%	7.5%	100.0%	46.6%	49.6%	3.8%

Investments in associates (note 6)	1,815.0	806.5	35.2	973.3	1,782.4	831.0	30.2	921.2

(1)
Excluded from these totals are certain real estate investments of $23.1 (December 31, 2012 – $23.3) which are carried at cost less any accumulated amortization and impairment.

(2)
The carrying value of investments in associates is determined under the equity method of accounting and the related fair value is presented separately in the table above.

Transfers between fair value hierarchy levels are considered effective from the beginning of the reporting period in which the transfer is identified. During 2013 and 2012 there were no significant transfers of financial instruments between Level 1 and Level 2 and there were no transfers of financial instruments in or out of Level 3 as a result of changes in the observability of valuation inputs.

Included in Level 3 are investments in CPI-linked derivatives, certain private placement debt securities and equity warrants, and common and preferred shares of private companies. CPI-linked derivatives are classified within holding company cash and investments, or in derivatives and other invested assets in portfolio investments on the consolidated balance sheet and are valued using broker-dealer quotes which management has determined utilize market observable inputs except for the inflation volatility input which is not market observable. Private placement debt securities are classified within holding company cash and investments and bonds on the consolidated balance sheet and are valued using industry accepted discounted cash flow models that incorporate the credit spreads of the issuers, an input which is not market observable. Limited partnerships, private equity funds and private company common shares are classified within holding company cash and investments and common stocks on the consolidated balance sheet. These investments are primarily valued using net asset value statements provided by the respective third party fund managers and general partners. The fair values in those statements are determined using quoted prices of the underlying assets, and to a lesser extent, observable inputs where available and unobservable inputs, in conjunction with industry accepted valuation models, where required. In some instances, private equity funds and limited partnerships are classified as Level 3 because they may require at least three months of notice to liquidate. Reasonably possible changes in the value of unobservable inputs for any of these individual investments would not significantly change the fair value of investments classified as Level 3 in the fair value hierarchy.

A summary of changes in the fair values of Level 3 financial assets measured at fair value on a recurring basis for the years ended December 31 follows:

	2013
	Private placement debt securities	Private company preferred shares	Limited partnerships	Private equity funds	Private company common shares	CPI-linked derivatives and Warrants	Total
Balance – January 1	119.1	90.0	314.7	122.1	175.3	115.8	937.0
Total net realized and unrealized gains (losses) included in net gains (losses) on investments	4.0	(23.2)	37.1	25.2	(5.3)	(108.3)	(70.5)
Purchases	356.2	116.2	358.9	22.7	8.9	139.0	1,001.9
Sales	(41.7)	–	(18.0)	(57.8)	(7.2)	–	(124.7)

Balance – December 31	437.6	183.0	692.7	112.2	171.7	146.5	1,743.7

	2012
	Private placement debt securities	Private company preferred shares	Limited partnerships	Private equity funds	Private company common shares	CPI-linked derivatives	Total
Balance – January 1	60.0	8.3	193.3	106.1	125.0	208.2	700.9
Total net realized and unrealized gains (losses) included in net gains (losses) on investments	(2.6)	(5.1)	62.5	6.8	(0.7)	(126.8)	(65.9)
Purchases	90.0	86.8	102.0	41.8	51.0	34.4	406.0
Sales	(28.3)	–	(43.1)	(32.6)	–	–	(104.0)

Balance – December 31	119.1	90.0	314.7	122.1	175.3	115.8	937.0

Investment Income

An analysis of investment income for the years ended December 31 follows:

Interest and dividends and share of profit of associates

	2013	2012
Interest income:
Cash and short term investments	33.2	40.3
Bonds	435.1	486.7
Derivatives and other	(161.5)	(200.5)

	306.8	326.5

Dividends:
Preferred stocks	39.6	37.1
Common stocks	55.7	71.9

	95.3	109.0

Investment expenses	(25.2)	(26.2)

Interest and dividends	376.9	409.3

Share of profit of associates (note 6)	96.7	15.0

Net gains (losses) on investments

	2013			2012
	Net realized gains (losses)	Net change in unreal- ized gains (losses)	Net gains (losses) on investments	Net realized gains (losses)		Net change in unreal- ized gains (losses)	Net gains (losses) on investments
Net gains (losses) on investments:
Bonds	219.5	(1,151.1)	(931.6)	629.0		285.8	914.8
Preferred stocks	(1.2)	46.9	45.7	1.0		(37.5)	(36.5)
Common stocks	684.1	257.1	941.2	133.9		563.7	697.6

	902.4	(847.1)	55.3	763.9		812.0	1,575.9

Derivatives:
Common stock and equity index short positions	(1,956.2) (1)	(25.8)	(1,982.0)	(837.6)	(1)	(153.9)	(991.5)
Common stock and equity index long positions	273.0 (1)	20.9	293.9	13.5	(1)	34.0	47.5
Credit default swaps	(30.3)	28.7	(1.6)	(21.6)		(26.7)	(48.3)
Equity warrants and call options	32.4 (2)	(14.7)	17.7	–	(2)	12.3	12.3
CPI-linked derivatives	–	(126.9)	(126.9)	–		(129.2)	(129.2)
Other	32.4	(37.8)	(5.4)	85.3		(33.6)	51.7

	(1,648.7)	(155.6)	(1,804.3)	(760.4)		(297.1)	(1,057.5)

Foreign currency gains (losses) on:
Investing activities	(5.7)	75.0	69.3	(70.1)		10.1	(60.0)
Underwriting activities	15.8	–	15.8	3.2		–	3.2
Foreign currency contracts	(13.8)	(8.9)	(22.7)	22.2		(41.6)	(19.4)

	(3.7)	66.1	62.4	(44.7)		(31.5)	(76.2)

Gain on disposition of associates	130.2 (2)	–	130.2	196.8	(2)	–	196.8

Other	(7.7)	0.1	(7.6)	2.3		1.3	3.6

Net gains (losses) on investments	(627.5)	(936.5)	(1,564.0)	157.9		484.7	642.6

(1)
Amounts recorded in net realized gains (losses) include net gains (losses) on total return swaps where the counterparties are required to cash-settle on a quarterly or monthly basis the market value movement since the previous reset date notwithstanding that the total return swap positions remain open subsequent to the cash settlement.

(2)
On April 16, 2013 the company sold all of its investments in Imvescor common shares and equity warrants for total proceeds of $25.7 (Cdn$26.1) and recognized net realized gains of $6.2 on common shares (including amounts previously recorded in accumulated other comprehensive income) and $7.7 on equity warrants.

  On March 28, 2013 the company sold all of its ownership interest in The Brick for net proceeds of $217.7 (Cdn$221.2) and recognized a net gain on investment of $111.9 (including amounts previously recorded in accumulated other comprehensive income). Net proceeds consisted of cash and convertible debentures issued by Leon's Furniture Limited.

  On January 18, 2013 the company sold all of its ownership interest in a private company for net cash proceeds of $14.0 and recognized a net gain on investment of $12.1.

  On December 10, 2012 the company sold all of its ownership interest in Cunningham Lindsey for net proceeds of $270.6 and recognized a net gain on investment of $167.0 (including amounts previously recorded in accumulated other comprehensive income).

  On April 13, 2012, the company sold all of its interest in Fibrek to Resolute and received cash consideration of $18.5 (Cdn$18.4) and Resolute common shares with a fair value of $12.8 (Cdn$12.7), and recognized a net gain on investment of $29.8 (including amounts previously recorded in accumulated other comprehensive income).

6.    Investments in Associates

The following summarizes the company's investments in associates:

	December 31, 2013			Year ended December 31, 2013	December 31, 2012			Year ended December 31, 2012
	Ownership Percentage	Fair value	Carrying value	Share of profit (loss)	Ownership Percentage	Fair value	Carrying value	Share of profit (loss)
Insurance and reinsurance associates:
ICICI Lombard General Insurance Company Limited ("ICICI Lombard")(1)	26.0%	261.0	80.1	10.1	26.0%	223.9	75.3	12.9
Gulf Insurance Company ("Gulf Insurance")	41.4%	242.3	216.0	8.8	41.4%	258.3	217.9	12.7
Thai Re Public Company Limited ("Thai Re")(2)(14)	23.8%	96.5	49.9	(24.6)	23.2%	132.7	59.3	(22.0)
Singapore Reinsurance Corporation Limited ("Singapore Re")	27.1%	33.7	37.0	3.6	27.0%	34.7	36.3	1.3
Falcon Insurance PLC ("Falcon Thailand")	40.5%	7.6	7.6	0.8	40.5%	7.2	7.2	1.8
Cunningham Lindsey Group Limited ("Cunningham Lindsey")(3)(13)	–	–	–	–	–	–	–	14.0

		641.1	390.6	(1.3)		656.8	396.0	20.7

Non-insurance associates:
Resolute Forest Products Inc. ("Resolute")(4)(14)	30.5%	462.1	391.4	38.5	25.6%	326.2	280.6	–
Eurobank Properties REIC ("Eurobank Properties")(5)(14)	18.3%	122.0	73.0	1.8	18.0%	69.8	66.6	–
MEGA Brands Inc. ("MEGA Brands")(6)	27.4%	89.1	88.2	7.4	21.9%	34.9	43.3	3.1
Arbor Memorial Services Inc. ("Arbor Memorial")(14)	41.8%	62.1	50.1	3.3	39.5%	47.0	47.0	–
The Brick Ltd. ("The Brick")(7)	–	–	–	–	33.7%	220.1	108.5	3.6
Imvescor Restaurant Group Inc. ("Imvescor")(8)	–	–	–	0.3	23.6%	9.3	7.3	0.3
Fibrek Inc. ("Fibrek")(9)(13)	–	–	–	–	–	–	–	(18.8)
KWF Real Estate Ventures Limited Partnerships ("KWF LPs")(10)	–	351.4	351.4	38.9	–	324.0	324.0	(2.2)
Partnerships, trusts and other(11)	–	87.2	87.8	7.8	–	94.3	82.0	8.3
Cara Operations Limited ("Cara")(12)	–	–	–	–	–	–	–	–

		1,173.9	1,041.9	98.0		1,125.6	959.3	(5.7)

Investments in associates		1,815.0	1,432.5	96.7		1,782.4	1,355.3	15.0

(1)
During the first quarter of 2013 the company participated in ICICI Lombard's rights offering and paid $4.8 to maintain its 26.0% ownership interest.

(2)
During the third quarter of 2013 Thai Re sold a minority share of a wholly owned subsidiary to unrelated third parties and recognized a net gain in equity. The company recorded its $8.9 share of the after-tax net gain directly in equity. On March 19, 2012 the company increased its ownership interest in Thai Re from 2.0% to 23.2% through participation in a Thai Re rights offering and in a private placement of newly issued common shares for aggregate cash purchase consideration of $77.0 (2.4 billion Thai baht).

(3)
On December 10, 2012 the company sold all of its ownership interest in Cunningham Lindsey for net cash proceeds of $270.6 and recognized a net gain on investment of $167.0 (including amounts previously recorded in accumulated other comprehensive income). Subsequent to the closing of this transaction, the company invested $34.4 in preferred shares of Cunningham Lindsey to become a 9.1% minority shareholder. The shares are classified within preferred stocks on the consolidated balance sheet.

(4)
The company increased its ownership interest in Resolute from 25.6% at December 31, 2012 to 30.5% at December 31, 2013 following the receipt of common shares distributed pursuant to the bankruptcy proceedings of certain predecessor companies of Resolute (where the company was a holder of unsecured debt obligations) and through the purchase of Resolute common shares on the open market. In December 2012 the company increased its ownership interest in Resolute from 19.5% to 25.6%.

(5)
The company is considered to have significant influence over Eurobank Properties through its representation on Eurobank Properties' Board of Directors and ability to participate in certain investment decisions. On August 21, 2012 the company increased its ownership interest in Eurobank Properties from 3.8% to 18.0% through the purchase of common shares of Eurobank Properties for cash consideration of $50.3.

(6)
On March 26, 2013 the company converted all of its MEGA Brands warrants into 2,699,400 common shares for cash purchase consideration of $26.4 (Cdn$26.8), increasing its ownership to 28.1% from 21.9%. Warrants exercised by other investors during 2013 diluted the company's ownership to 27.4%. On September 14, 2012 the company increased its ownership interest in MEGA Brands from 19.9% to 21.9% through the acquisition of additional common shares of MEGA Brands for cash purchase consideration of $2.9 (Cdn $2.8).

(7)
On March 28, 2013 the company sold all of its ownership interest in The Brick for net proceeds of Cdn$221.2 (Cdn$5.40 per common share) and recognized a net gain on investment of $111.9 (including amounts previously recorded in accumulated other comprehensive income). Net proceeds consisted of cash and convertible debentures issued by Leon's Furniture Limited.

(8)
On April 16, 2013 the company sold all of its investments in Imvescor common shares and equity warrants for total proceeds of $25.7 (Cdn$26.1) and recognized net realized gains of $6.2 on common shares (including amounts previously recorded in accumulated other comprehensive income) and $7.7 on equity warrants. During 2012 the company increased its ownership interest in Imvescor from 13.6% to 23.6% through the acquisition on the open market of Imvescor common shares for cash purchase consideration of $3.7 (Cdn$3.5).

(9)
On April 13, 2012 the company sold all of its ownership interest in Fibrek to Resolute for net cash proceeds of $18.5 (Cdn$18.4) and Resolute common shares with a fair value of $12.8 (Cdn$12.7) and recognized a net gain on investment of $29.8 (including amounts previously recorded in accumulated other comprehensive income).

(10)
The KWF LPs are partnerships formed between the company and Kennedy-Wilson, Inc. and its affiliates ("Kennedy-Wilson") to invest in U.S. and international real estate properties. The company participates as a limited partner in the KWF LPs, with limited partnership interests ranging from 50% to 90%. Kennedy-Wilson holds the remaining limited partnership interests in each of the KWF LPs and is also the General Partner. For the KWF LPs where the company may exercise veto rights over one or more key activities, those partnerships are considered joint ventures under IFRS 11. Where the company has no veto rights over key activities, the company is considered to have significant influence under IAS 28. The equity method of accounting is applied to all of the KWF LPs.

(11)
On January 18, 2013 the company sold all of its ownership interest in a private company for net proceeds of $14.0 and recognized a net gain on investment of $12.1.

(12)
The company determined that it had obtained significant influence over Cara effective October 31, 2013 but as the company did not hold any Cara common shares, the equity method of accounting could not be applied. See note 23 for details.

(13)
The 2012 consolidated statement of changes in equity reflects the reclassification of $9.0 of after-tax defined benefit plan amounts from accumulated other comprehensive income to retained earnings following the sales of Cunningham Lindsey and Fibrek as described in footnotes 3 and 9 above, respectively.

(14)
During 2012 the company determined that it had obtained significant influence over the following investees and commenced recording those investments using the equity method of accounting on a prospective basis (the date significant influence was achieved is identified in parenthesis): Thai Re (March 19, 2012), Eurobank Properties (August 21, 2012), Resolute (November 7, 2012) and Arbor Memorial (November 26, 2012). At the respective dates significant influence was obtained for Resolute and Eurobank Properties, the company determined that for each associate, the fair value of identifiable net assets approximated carrying value. Goodwill of $31.9 was recognized in the carrying value of Arbor Memorial at the date significant influence was obtained.

Share of pre-tax comprehensive income (loss) of associates for the years ended December 31 was comprised as follows:

	2013	2012
Share of pre-tax profit (loss) of associates	96.7	15.0
Share of pre-tax other comprehensive income (loss) of associates:
Share of other comprehensive income (loss), excluding gains (losses) on defined benefit plans	(15.3)	(7.7)
Share of gains (losses) on defined benefit plans	12.5	(11.6)

	(2.8)	(19.3)

Share of pre-tax comprehensive income (loss) of associates	93.9	(4.3)

The following changes have occurred in the investments in associates balance for the years ended December 31:

	2013	2012
Balance – January 1	1,355.3	924.3
Share of profit of associates	96.7	15.0
Dividends received	(9.1)	(16.0)
Acquisitions, divestitures and net changes in capitalization	(8.4)	433.6
Foreign exchange effect and other	(2.0)	(1.6)

Balance – December 31	1,432.5	1,355.3

The company's strategic investment of $108.6 at December 31, 2013 (December 31, 2012 – $107.9) in 15.0% of Alltrust Insurance Company of China Ltd. ("Alltrust") is classified as at FVTPL within common stocks on the consolidated balance sheet. During 2012 the company contributed an additional $18.9 to Alltrust through participation in a rights offering.

7.    Short Sales and Derivatives

The following table summarizes the notional amount and fair value of the company's derivative financial instruments:

	December 31, 2013				December 31, 2012
			Fair value				Fair value
		Notional amount				Notional amount
	Cost		Assets	Liabilities	Cost		Assets	Liabilities
Equity derivatives:
Equity index total return swaps – short positions–		4,583.0	2.5	123.8	–	6,235.5	19.6	136.0
Equity total return swaps – short positions	–	1,744.4	15.4	84.8	–	1,433.0	4.1	55.1
Equity total return swaps – long positions	–	263.5	15.4	7.5	–	1,021.8	3.5	16.4
Equity call options	–	13.0	1.7	–	–	–	–	–
Warrants	15.6	150.5	15.4	–	19.3	68.5	36.0	–
Credit derivatives:
Credit default swaps	9.2	908.4	0.1	–	43.2	1,898.7	1.7	–
Warrants	2.7	90.0	0.1	–	2.7	90.0	1.3	–
CPI-linked derivative contracts	545.8	82,866.9	131.7	–	454.1	48,436.0	115.8	–
Foreign exchange forward contracts	–	–	15.6	42.8	–	–	3.8	20.6
Other derivative contracts	–	–	38.9	9.5	–	–	21.2	10.1

Total			236.8	268.4			207.0	238.2

The company is exposed to significant market risk (comprised of foreign currency risk, interest rate risk and other price risk) through its investing activities. Derivative contracts entered into by the company, with limited exceptions, are considered economic hedges and are not designated as hedges for financial reporting purposes.

Equity contracts

The company has economically hedged its equity and equity-related holdings (comprised of common stocks, convertible preferred stocks, convertible bonds, non-insurance investments in associates and equity-related derivatives) against a potential decline in equity markets by way of short positions effected through equity and equity index total return swaps, including short positions in certain equity indexes and individual equities as set out in the table below. The company's equity hedges are structured to provide a return which is inverse to changes in the fair values of the equity indexes and certain individual equities. At December 31, 2013 equity hedges with a notional amount of $6,327.4 (December 31, 2012 – $7,668.5) represented 98.2% (December 31, 2012 – 101.0%) of the company's equity and equity-related holdings of $6,442.6 (December 31, 2012 – $7,594.0). During 2013 the company's equity and equity-related holdings after equity hedges produced a net loss of $536.9 (2012 – net gains of $113.2).

In 2013, as a result of the significant appreciation of certain of its equity and equity-related holdings, the company reduced its direct equity exposure through net sales of common stocks and convertible bonds for net proceeds of $1,385.9 and reduced the notional amount of its long positions in individual equities effected through total return swaps by $1,031.3. The company also closed out a portion of its Russell 2000 and all of its S&P 500 equity index total return swaps and certain short positions in individual equities, with notional amounts of $3,254.1. By undertaking the transaction described above the company reduced its direct equity exposure and rebalanced its equity hedge ratio to approximately 100% at December 31, 2013, after giving consideration to net gains recognized on its equity and equity-related holdings and net losses incurred on its equity hedging instruments.

During 2013 the company paid net cash of $1,956.2 (2012 – $837.6) in connection with the reset provisions of its short equity and equity index total return swaps (excluding the impact of collateral requirements). The company funded these payments through sales of common stocks and convertible bonds as described in the preceding paragraph. In the future, the company may manage its net exposure to its equity and equity-related holdings by adjusting the notional amounts of its equity hedges upwards or downwards. Refer to note 24 for a tabular analysis followed by a discussion of the company's hedges of equity price risk and the related basis risk.

	December 31, 2013				December 31, 2012
Underlying short equity and equity index total return swaps	Units	Original notional amount(1)	Weighted average index value	Index value at period end	Units	Original notional amount(1)	Weighted average index value	Index value at period end
Russell 2000	37,424,319	2,477.2	661.92	1,163.64	52,881,400	3,501.9	662.22	849.35
S&P 500	–	–	–	–	10,532,558	1,117.3	1,060.84	1,426.19
S&P/TSX 60	13,044,000	206.1	641.12	783.75	13,044,000	206.1	641.12	713.72
Other equity indexes	–	140.0	–	–	–	140.0	–	–
Individual equities	–	1,481.8	–	–	–	1,231.3	–	–
(1)
The aggregate notional amounts on the dates that the short positions were first initiated.

As at December 31, 2013 the company had entered into long equity total return swaps on individual equities for investment purposes with an original notional amount of $267.8 (December 31, 2012 – $975.8). During 2013 the company received net cash of $273.0 (2012 – $13.5) in connection with the reset provisions of its long equity total return swaps (excluding the impact of collateral requirements).

At December 31, 2013 the fair value of the collateral deposited for the benefit of derivative counterparties included in holding company cash and investments, or in assets pledged for short sale and derivative obligations, was $927.3 (December 31, 2012 – $999.2), comprised of collateral of $723.2 (December 31, 2012 – $847.5) required to be deposited to enter into such derivative contracts (principally related to total return swaps) and $204.1 (December 31, 2012 – $151.7) securing amounts owed to counterparties to the company's derivative contracts arising in respect of changes in the fair values of those derivative contracts since the most recent reset date.

Equity warrants were acquired in conjunction with the company's investment in debt securities of various Canadian companies. At December 31, 2013 the warrants have expiration dates ranging from 2 years to 9 years (December 31, 2012 – 2 years to 10 years).

Credit contracts

At December 31, 2013 the company's remaining credit default swaps have a weighted average life of less than one year (less than one year at December 31, 2012) and a notional amount and fair value of $908.4 and $0.1 respectively (December 31, 2012 – $1,898.7 and $1.7 respectively).

CPI-linked derivative contracts

The company has purchased derivative contracts referenced to consumer price indexes ("CPI") in the geographic regions in which it operates which serve as an economic hedge against the potential adverse financial impact on the company of decreasing price levels. At December 31, 2013 these contracts have a remaining weighted average life of 7.5 years (December 31, 2012 – 7.7 years) and a notional amount and fair value as shown in the table following this paragraph. In the event of a sale, expiration or early settlement of any of these contracts, the company would receive the fair value of that contract on the date of the transaction. The company's maximum potential loss on any contract is limited to the original cost of that contract. The following table summarizes the notional amounts and weighted average strike prices of CPI indexes underlying the company's CPI-linked derivative contracts:

	December 31, 2013				December 31, 2012
	Notional Amount				Notional Amount
Underlying CPI Index	Original currency	U.S. dollars	Weighted average strike price	Index value at period end	Original currency	U.S. dollars	Weighted average strike price	Index value at period end
United States	34,375.0	34,375.0	230.43	233.05	19,625.0	19,625.0	223.98	229.60
United Kingdom	3,300.0	5,465.7	243.82	253.40	550.0	894.1	216.01	246.80
European Union	28,475.0	39,236.9	109.85	117.28	20,425.0	26,928.1	109.74	116.39
France	2,750.0	3,789.3	124.85	125.82	750.0	988.8	120.09	125.02

		82,866.9				48,436.0

During 2013 the company purchased notional amounts of $32,327.7 (2012 – $1,450.0) of CPI-linked derivative contracts at a cost of $99.8 (2012 – $6.1). The company also paid additional premiums in 2013 of $24.0 (2012 – $28.3) to increase the strike price of its CPI-linked derivative contracts (primarily its U.S. CPI-linked derivatives). These transactions increased the weighted average strike price of the U.S. CPI-linked derivative contracts from 223.98 at December 31, 2012 to 230.43 at December 31, 2013. The company's CPI-linked derivative contracts produced unrealized losses of $126.9 in 2013 (2012 – $129.2).

Foreign exchange forward contracts

Long and short foreign exchange forward contracts primarily denominated in the euro, the British pound sterling and the Canadian dollar are used to manage certain foreign currency exposures arising from foreign currency denominated transactions. The contracts have an average term to maturity of less than one year and may be renewed at market rates.

Counterparty risk

The company endeavours to limit counterparty risk through the terms of agreements negotiated with the counterparties to its derivative contracts. The fair value of the collateral deposited for the benefit of the company at December 31, 2013 consisted of cash and government securities of $25.3 and $25.1 respectively (December 31, 2012 – $22.1 and $38.3 respectively). The company has recognized the cash collateral within subsidiary cash and short term investments and recognized a corresponding liability within accounts payable and accrued liabilities. The company had not exercised its right to sell or repledge collateral at December 31, 2013. The company's exposure to counterparty risk and the manner in which the company manages counterparty risk are discussed further in note 24.

Hedge of net investment in Canadian subsidiaries

The company has designated the carrying value of Cdn$1,525.0 principal amount of its Canadian dollar denominated unsecured senior notes with a fair value of $1,544.4 (December 31, 2012 – principal amount of Cdn$1,275.0 with a fair value of $1,424.4) as a hedge of its net investment in its Canadian subsidiaries for financial reporting purposes. In 2013 the company recognized pre-tax gains of $96.9 (2012 – pre-tax losses of $20.4) related to foreign currency movements on the unsecured senior notes in change in gains (losses) on hedge of net investment in Canadian subsidiaries in the consolidated statement of comprehensive income.

8.    Insurance Contract Liabilities

	December 31, 2013			December 31, 2012
	Gross	Ceded	Net	Gross	Ceded	Net
Provision for unearned premiums	2,680.9	408.1	2,272.8	2,727.4	427.4	2,300.0
Provision for losses and loss adjustment expenses	19,212.8	4,213.3	14,999.5	19,648.8	4,552.4	15,096.4

Total insurance contract liabilities	21,893.7	4,621.4	17,272.3	22,376.2	4,979.8	17,396.4

Current	7,327.6	2,002.5	5,325.1	7,303.4	2,046.4	5,257.0
Non-current	14,566.1	2,618.9	11,947.2	15,072.8	2,933.4	12,139.4

	21,893.7	4,621.4	17,272.3	22,376.2	4,979.8	17,396.4

At December 31, 2013 the company's net loss reserves of $14,999.5 (December 31, 2012 – $15,096.4) were comprised of case reserves of $7,811.3 and IBNR of $7,188.2 respectively (December 31, 2012 – $8,258.5 and $6,837.9 respectively).

Provision for unearned premiums

Changes in the provision for unearned premiums for the years ended December 31 were as follows:

	2013	2012
Provision for unearned premiums – January 1	2,727.4	2,487.3
Gross premiums written	7,227.1	7,398.3
Less: premiums earned	(7,294.0)	(7,294.8)
Acquisitions of subsidiaries	83.2	101.4
Foreign exchange effect and other	(62.8)	35.2

Provision for unearned premiums – December 31	2,680.9	2,727.4

Provision for losses and loss adjustment expenses

Changes in the provision for losses and loss adjustment expenses for the years ended December 31 were as follows:

	2013	2012
Provision for losses and loss adjustment expenses – January 1	19,648.8	17,232.2
Increase (decrease) in estimated losses and expenses for claims occurring in the prior years	(470.3)	14.0
Losses and expenses for claims occurring in the current year	5,085.9	5,251.5
Paid on claims occurring during:
the current year	(1,212.8)	(1,106.5)
the prior years	(4,358.7)	(3,698.1)
Acquisitions of subsidiaries and reinsurance-to-close transactions	690.3	1,802.9
Foreign exchange effect and other	(170.4)	152.8

Provision for losses and loss adjustment expenses – December 31	19,212.8	19,648.8

Development of insurance losses, gross

The development of insurance liabilities provides a measure of the company's ability to estimate the ultimate value of claims. The loss development table which follows shows the provision for losses and loss adjustment expenses at the end of each calendar year, the cumulative payments made in respect of those reserves in subsequent years and the re-estimated amount of each calendar years' provision for losses and loss adjustment expenses as at December 31, 2013.

	Calendar year
	2007	2008	2009	2010	2011	2012	2013
Provision for losses and loss adjustment expenses	14,843.2	14,467.2	14,504.8	16,049.3	17,232.2	19,648.8	19,212.8
Less: CTR Life(1)	21.5	34.9	27.6	25.3	24.2	20.6	17.9

	14,821.7	14,432.3	14,477.2	16,024.0	17,208.0	19,628.2	19,194.9
Cumulative payments as of:
One year later	3,167.8	3,136.0	3,126.6	3,355.9	3,627.6	4,323.5
Two years later	5,130.8	5,336.4	5,307.6	5,441.4	6,076.7
Three years later	6,784.9	7,070.7	6,846.3	7,063.1
Four years later	8,124.6	8,318.7	7,932.7
Five years later	9,079.0	9,189.1
Six years later	9,730.6
Reserves re-estimated as of:
One year later	14,420.4	14,746.0	14,616.0	15,893.8	17,316.4	19,021.2
Two years later	14,493.8	14,844.4	14,726.6	15,959.7	17,013.6
Three years later	14,579.9	14,912.4	14,921.6	15,705.6
Four years later	14,679.5	15,127.5	14,828.9
Five years later	14,908.6	15,091.0
Six years later	14,947.2
Favourable (unfavourable) development	(125.5)	(658.7)	(351.7)	318.4	194.4	607.0
Comprised of – favourable (unfavourable):
Effect of foreign currency translation	166.3	(409.0)	(44.2)	121.9	49.6	181.9
Loss reserve development	(291.8)	(249.7)	(307.5)	196.5	144.8	425.1

	(125.5)	(658.7)	(351.7)	318.4	194.4	607.0

(1)
Guaranteed minimum death benefit retrocessional business written by Compagnie Transcontinentale de Réassurance ("CTR"), a wholly owned subsidiary of the company that was transferred to Wentworth and placed into runoff in 2002.

The effect of foreign currency translation in the table above primarily arose on translation to U.S. dollars of the loss reserves of subsidiaries with functional currencies other than the U.S. dollar. The company's exposure to foreign currency risk and the manner in which the company manages foreign currency risk is discussed further in note 24.

Loss reserve development in the table above excludes the loss reserve development of a subsidiary in the year it is acquired whereas the consolidated statement of earnings includes the loss reserve development of a subsidiary from its acquisition date. Accordingly, the principal difference between the favourable loss reserve development in calendar year 2013 of $425.1 in the table above and favourable loss reserve development of $470.3 as set out in the preceding table (Provision for losses and loss adjustment expenses) primarily related to the favourable loss reserve development of subsidiaries acquired in 2013.

Favourable loss reserve development in calendar year 2013 of $425.1 in the table preceding this paragraph was principally comprised of favourable loss emergence on the more recent accident years, partially offset by adverse development on accident years prior to 2007 primarily relating to asbestos and pollution reserves.

Development of losses and loss adjustment expenses for asbestos

A number of the company's subsidiaries wrote general insurance policies and reinsurance prior to their acquisition by the company under which policyholders continue to present asbestos-related injury claims. The vast majority of these claims are presented under policies written many years ago and reside primarily within the runoff group.

There is a great deal of uncertainty surrounding these types of claims, which impacts the ability of insurers and reinsurers to estimate the ultimate amount of unpaid claims and related settlement expenses. The majority of these claims differ from most other types of claims because there is inconsistent precedent, if any at all, to determine what, if any, coverage exists or which, if any, policy years and insurers/reinsurers may be liable. These uncertainties are exacerbated by judicial and legislative interpretations of coverage that in some cases have eroded the clear and express intent of the parties to the insurance contracts, and in others have expanded theories of liability.

The following is an analysis of the changes which have occurred in the company's provision for losses and loss adjustment expenses related to asbestos exposure on a gross and net basis for the years ended December 31:

	2013		2012
	Gross	Net(2)	Gross	Net
Asbestos
Balance – beginning of year	1,456.4	976.2	1,307.5	903.3
Losses and loss adjustment expenses incurred	81.1	21.6	203.1	95.6
Losses and loss adjustment expenses paid	(154.4)	6.5	(113.8)	(82.3)
Reinsurance transaction during the year(1)	–	–	59.6	59.6

Balance – end of year	1,383.1	1,004.3	1,456.4	976.2

(1)
Eagle Star reinsurance transaction in 2012.

(2)
Includes the effect of a commutation of a recoverable from reinsurer at Runoff which reduced the losses and loss adjustment expenses incurred and paid by $33.1 and $118.5 respectively.

Fair Value

The fair value of insurance and reinsurance contracts is estimated as follows:

	December 31, 2013		December 31, 2012
	Fair value	Carrying value	Fair value	Carrying value
Insurance contracts	21,276.4	21,893.7	22,311.4	22,376.2
Ceded reinsurance contracts	4,386.7	4,621.4	4,844.9	4,979.8

The fair value of insurance contracts is comprised of the fair value of unpaid claim liabilities and the fair value of the unearned premiums. The fair value of ceded reinsurance contracts is comprised of the fair value of reinsurers' share of unpaid claim liabilities and the unearned premium. Both reflect the time value of money whereas the carrying values (including the reinsurers' share thereof) do not reflect discounting. The calculation of the fair value of the unearned premium includes acquisition expenses to reflect the deferral of these expenses at the inception of the insurance contract. The estimated value of insurance and ceded reinsurance contracts is determined by projecting the expected future cash flows of the contracts, selecting the appropriate interest rates, and applying the resulting discount factors to expected future cash flows. The difference between the sum of the undiscounted expected future cash flows and discounted future cash flows represent the time value of money. A margin for risk and uncertainty is added to the discounted cash flows to reflect the volatility of the lines of business written, quantity of reinsurance purchased, credit quality of reinsurers and a risk margin for future changes in interest rates.

The table that follows shows the potential impact of interest rate fluctuations on the fair value of insurance and reinsurance contracts:

	December 31, 2013		December 31, 2012
Change in Interest Rates	Fair value of insurance contracts	Fair value of reinsurance contracts	Fair value of insurance contracts	Fair value of reinsurance contracts
100 basis point rise	20,677.0	4,275.0	21,652.6	4,702.0
100 basis point decline	21,924.3	4,506.7	23,039.4	5,002.7

9.    Reinsurance

Reinsurers' share of insurance contract liabilities is comprised as follows:

	December 31, 2013			December 31, 2012
	Gross recoverable from reinsurers	Provision for uncollectible reinsurance	Recoverable from reinsurers	Gross recoverable from reinsurers	Provision for uncollectible reinsurance	Recoverable from reinsurers
Provision for losses and loss adjustment expenses	4,276.8	(63.5)	4,213.3	4,663.7	(111.3)	4,552.4
Reinsurers' share of paid losses	518.6	(165.3)	353.3	469.6	(158.6)	311.0
Provision for unearned premiums	408.1	–	408.1	427.4	–	427.4

	5,203.5	(228.8)	4,974.7	5,560.7	(269.9)	5,290.8

Current			2,292.3			2,309.7
Non-current			2,682.4			2,981.1

			4,974.7			5,290.8

The company follows the policy of underwriting and reinsuring contracts of insurance and reinsurance which, depending on the type of contract, generally limits the liability of the individual insurance and reinsurance subsidiaries on any policy to a maximum amount on any one loss. Reinsurance decisions are made by the subsidiaries to reduce and spread the risk of loss on insurance and reinsurance written, to limit multiple claims arising from a single occurrence and to protect capital resources. The amount of reinsurance purchased can vary among subsidiaries depending on the lines of business written, their respective capital resources and prevailing or expected market conditions. Reinsurance is generally placed on an excess of loss basis and written in several layers, the purpose of which is to limit the amount of one risk to a maximum amount acceptable to the company and to protect from losses on multiple risks arising from a single occurrence. This type of reinsurance includes what is generally referred to as catastrophe reinsurance. The company's reinsurance does not, however, relieve the company of its primary obligation to the policyholder.

The majority of reinsurance contracts purchased by the company provide coverage for a one year term and are negotiated annually. The ability of the company to obtain reinsurance on terms and prices consistent with historical results reflects, among other factors, recent loss experience of the company and of the industry in general. Currently there exists excess capital within the reinsurance market due to favourable operating results of reinsurers and alternative forms of reinsurance capacity entering the market. As a result, the market has become very competitive with pricing remaining flat and in some cases decreasing. Further compounding these effects has been the relatively benign level of catastrophe losses for reinsurers in the United States over the last number of years. The company will remain opportunistic in its use of reinsurance, balancing capital requirements and the cost of reinsurance.

The company has guidelines and a review process in place to assess the creditworthiness of the reinsurers to which it cedes. Note 24 discusses the company's management of credit risk associated with reinsurance recoverables.

The company makes specific provisions against reinsurance recoverables from reinsurers considered to be in financial difficulty. In addition, the company records an allowance based upon its analysis of historical recoveries, the level of allowance already in place and management's judgment on future collectability.

Changes in reinsurers' share of paid losses, unpaid losses, unearned premiums and the provision for uncollectible balances for the years ended December 31 were as follows:

	2013
	Paid Losses	Unpaid Losses	Unearned Premiums	Provision	Net Recoverable
Balance – January 1, 2013	469.6	4,663.7	427.4	(269.9)	5,290.8
Reinsurers' share of losses paid to insureds	1,444.1	(1,444.1)	–	–	–
Reinsurance recoveries received	(1,421.4)	–	–	–	(1,421.4)
Reinsurers' share of losses or premiums earned	–	900.6	(1,221.5)	–	(320.9)
Premiums ceded to reinsurers	–	–	1,190.9	–	1,190.9
Change in provision, recovery or write-off of impaired balances	5.6	(2.8)	–	40.0	42.8
Acquisitions of subsidiaries	37.6	199.8	18.2	–	255.6
Foreign exchange effect and other	(16.9)	(40.4)	(6.9)	1.1	(63.1)

Balance – December 31, 2013	518.6	4,276.8	408.1	(228.8)	4,974.7

	2012
	Paid Losses	Unpaid Losses	Unearned Premiums	Provision	Net Recoverable
Balance – January 1, 2012	500.9	3,604.6	388.1	(295.5)	4,198.1
Reinsurers' share of losses paid to insureds	837.7	(837.7)	–	–	–
Reinsurance recoveries received	(897.3)	–	–	–	(897.3)
Reinsurers' share of losses or premiums earned	–	1,030.3	(1,211.3)	–	(181.0)
Premiums ceded to reinsurers	–	–	1,204.2	–	1,204.2
Change in provision, recovery or write-off of impaired balances	(30.6)	(3.9)	–	26.2	(8.3)
Acquisitions of subsidiaries and reinsurance-to-close transactions	52.6	838.0	42.3	–	932.9
Foreign exchange effect and other	6.3	32.4	4.1	(0.6)	42.2

Balance – December 31, 2012	469.6	4,663.7	427.4	(269.9)	5,290.8

On March 29, 2013 TIG Insurance entered into an agreement to commute a recoverable from a reinsurer with a carrying value of $85.4 for total consideration of $118.5 (principally cash consideration of $115.8). The gain of $33.1 on the commutation is recorded in ceded losses on claims in the consolidated statement of earnings.

Included in commissions, net in the consolidated statement of earnings is commission income earned on premiums ceded to reinsurers in 2013 of $243.7 (2012 – $239.5).

10.  Insurance Contract Receivables

Insurance contract receivables were comprised as follows:

	December 31, 2013	December 31, 2012
Insurance premiums receivable	1,192.1	1,151.1
Reinsurance premiums receivable	527.4	605.3
Funds withheld receivable	228.3	183.8
Other	101.3	32.7
Provision for uncollectible balances	(32.1)	(27.5)

	2,017.0	1,945.4

The following changes have occurred in the insurance premiums receivable and reinsurance premiums receivable balances for the years ended December 31:

	Insurance premiums receivable		Reinsurance premiums receivable
	2013	2012	2013	2012
Balance – January 1	1,151.1	1,113.3	605.3	428.4
Gross premiums written	5,078.9	4,882.3	2,148.2	2,516.0
Premiums collected	(4,677.1)	(4,517.9)	(1,690.2)	(1,973.6)
Impairments	(0.1)	(7.8)	0.2	(6.1)
Amounts due to brokers and agents	(340.6)	(343.8)	(550.3)	(484.8)
Acquisitions of subsidiaries	21.5	21.3	–	117.1
Foreign exchange effect and other	(41.6)	3.7	14.2	8.3

Balance – December 31	1,192.1	1,151.1	527.4	605.3

11.  Deferred Premium Acquisition Costs

Changes in deferred premium acquisition costs for the years ended December 31 were as follows:

	2013	2012
Balance – January 1	463.1	415.9
Acquisition costs deferred	1,305.3	1,312.9
Amortization of deferred costs	(1,300.2)	(1,269.8)
Foreign exchange effect and other	(5.8)	4.1

Balance – December 31	462.4	463.1

12.  Goodwill and Intangible Assets

Goodwill and intangible assets were comprised as follows:

	Goodwill	Intangible assets subject to amortization			Intangible assets not subject to amortization		Total
		Customer and broker relationships	Computer software	Other	Brand names	Other
Balance – January 1, 2013	791.1	254.5	82.5	4.2	122.3	66.6	1,321.2
Additions	83.2	14.2	27.2	32.1	10.6	–	167.3
Disposals	–	–	(0.9)	–	(65.7)	–	(66.6)
Amortization and impairment of intangible assets	–	(19.6)	(48.5)	(1.3)	–	–	(69.4)
Foreign exchange effect	(23.0)	(6.1)	(1.1)	–	(4.9)	(5.6)	(40.7)

Balance – December 31, 2013	851.3	243.0	59.2	35.0	62.3	61.0	1,311.8

Gross carrying amount	851.3	314.9	161.8	41.6	62.3	61.0	1,492.9
Accumulated amortization	–	(71.9)	(94.0)	(6.6)	–	–	(172.5)
Accumulated impairment	–	–	(8.6)	–	–	–	(8.6)

	851.3	243.0	59.2	35.0	62.3	61.0	1,311.8

	Goodwill	Intangible assets subject to amortization			Intangible assets not subject to amortization		Total
		Customer and broker relationships	Computer software	Other	Brand names	Other
Balance – January 1, 2012	696.3	271.1	67.8	2.6	59.6	17.8	1,115.2
Additions	88.1	–	32.1	1.8	64.0	48.0	234.0
Disposals	–	–	–	–	(3.0)	–	(3.0)
Amortization of intangible assets	–	(18.4)	(17.9)	(0.2)	–	–	(36.5)
Foreign exchange effect	6.7	1.8	0.5	–	1.7	0.8	11.5

Balance – December 31, 2012	791.1	254.5	82.5	4.2	122.3	66.6	1,321.2

Gross carrying amount	794.7	308.1	168.4	9.6	122.3	66.6	1,469.7
Accumulated amortization	–	(53.6)	(77.3)	(5.4)	–	–	(136.3)
Accumulated impairment	(3.6)	–	(8.6)	–	–	–	(12.2)

	791.1	254.5	82.5	4.2	122.3	66.6	1,321.2

Goodwill and intangible assets are allocated to the respective cash-generating units ("CGUs") as follows:

	December 31, 2013			December 31, 2012
	Goodwill	Intangible assets	Total	Goodwill	Intangible assets	Total
Zenith National	317.6	145.9	463.5	317.6	155.1	472.7
Northbridge	102.7	75.2	177.9	109.6	115.8	225.4
OdysseyRe	104.2	64.7	168.9	104.2	60.2	164.4
Crum & Forster	108.7	78.4	187.1	87.5	62.2	149.7
Thomas Cook India	78.6	45.6	124.2	88.7	51.5	140.2
U.S. Runoff	34.4	11.6	46.0	–	5.3	5.3
IKYA	24.5	21.9	46.4	–	–	–
All other	80.6	17.2	97.8	83.5	80.0	163.5

	851.3	460.5	1,311.8	791.1	530.1	1,321.2

At December 31, 2013 consolidated goodwill of $851.3 and intangible assets of $460.5 (principally related to the value of customer and broker relationships and brand names) was comprised primarily of amounts arising on the acquisitions of American Safety, Hartville and IKYA during 2013, the acquisition of Thomas Cook India during 2012, the acquisitions of First Mercury, Pacific Insurance and Sporting Life during 2011, the acquisition of Zenith National during 2010 and the privatizations of Northbridge and OdysseyRe during 2009. Impairment tests for goodwill and intangible assets not subject to amortization were completed in 2013 and it was concluded that no impairment had occurred.

When testing for impairment, the recoverable amount of a CGU is calculated as the higher of value in use and fair value less costs to sell. The recoverable amount of each CGU was based on fair value less costs to sell, determined on the basis of market prices, where available, or discounted cash flow models. Cash flow projections covering a five year period were derived from financial budgets approved by management. Cash flows beyond the five year period were extrapolated using estimated growth rates which do not exceed the long term average past growth rate for the business in which each CGU operates.

A number of other assumptions and estimates including forecasts of operating cash flows, premium volumes, expenses and working capital requirements were required to be incorporated into the discounted cash flow models. Forecasts of future cash flows are based on the best estimates of future premiums or revenue, operating expenses using historical trends, general geographical market conditions, industry trends and forecasts and other available information. These assumptions are subject to review by management. The cash flow forecasts are adjusted by applying appropriate discount rates within a range of 9.3% to 12.1% for insurance business and 13.1% to 19.7% for non-insurance business. The weighted average growth rate used to extrapolate cash flows beyond five years was 3.0%. A reasonably possible change in any key assumption is not expected to cause the carrying value of any CGU to exceed its recoverable amount.

13.  Other Assets

Other assets were comprised as follows:

	December 31, 2013			December 31, 2012
	Insurance and reinsurance companies	Non- insurance companies	Total	Insurance and reinsurance companies	Non- insurance companies	Total
Premises and equipment	133.4	107.8	241.2	140.7	119.2	259.9
Accrued interest and dividends	136.7	–	136.7	142.2	–	142.2
Income taxes refundable	103.3	10.8	114.1	108.7	1.2	109.9
Receivables for securities sold but not yet settled	56.5	–	56.5	51.9	–	51.9
Deferred compensation plans	49.1	–	49.1	39.7	–	39.7
Pension assets	45.2	–	45.2	25.1	–	25.1
Prepaid expenses	38.3	6.7	45.0	34.2	7.0	41.2
Other reporting segment sales receivables	–	101.1	101.1	–	72.0	72.0
Other reporting segment inventories	–	79.2	79.2	–	72.1	72.1
Other	120.9	58.9	179.8	121.2	49.7	170.9

	683.4	364.5	1,047.9	663.7	321.2	984.9

Current	368.8	202.2	571.0	375.6	159.8	535.4
Non-current	314.6	162.3	476.9	288.1	161.4	449.5

	683.4	364.5	1,047.9	663.7	321.2	984.9

14.  Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities were comprised as follows:

	December 31, 2013			December 31, 2012
	Insurance and reinsurance companies	Non- insurance companies	Total	Insurance and reinsurance companies	Non- insurance companies	Total
Payable to reinsurers	480.5	–	480.5	640.1	–	640.1
Salaries and employee benefit liabilities	209.4	8.9	218.3	178.5	8.3	186.8
Pension and post retirement liabilities	148.5	18.4	166.9	164.9	17.1	182.0
Amounts withheld and accrued taxes67.0		32.2	99.2	57.3	30.9	88.2
Ceded deferred premium acquisition costs	79.7	–	79.7	90.9	–	90.9
Accrued commissions	67.6	0.4	68.0	64.0	0.4	64.4
Accrued premium taxes	62.6	–	62.6	70.1	–	70.1
Amounts payable to agents and brokers	61.8	–	61.8	57.0	–	57.0
Accrued interest expense	36.4	0.1	36.5	37.1	0.1	37.2
Accrued legal and professional fees	25.4	0.6	26.0	37.9	0.8	38.7
Accounts payable for securities purchased but not yet settled	22.4	–	22.4	64.1	–	64.1
Other reporting segment payables related to cost of sales	–	87.3	87.3	–	50.7	50.7
Administrative and other	327.4	63.8	391.2	245.1	62.4	307.5

	1,588.7	211.7	1,800.4	1,707.0	170.7	1,877.7

Current	985.9	160.1	1,146.0	1,043.2	121.0	1,164.2
Non-current	602.8	51.6	654.4	663.8	49.7	713.5

	1,588.7	211.7	1,800.4	1,707.0	170.7	1,877.7

15.  Subsidiary Indebtedness, Long Term Debt and Credit Facilities

	December 31, 2013			December 31, 2012
	Principal	Carrying value(a)	Fair value(b)	Principal	Carrying value(a)	Fair value(b)
Subsidiary indebtedness – non-insurance companies(c)
Ridley secured revolving facility at floating rate	4.8	4.8	4.8	12.9	12.8	12.8
Thomas Cook India short term loans and bank overdraft primarily at fixed rates	6.0	6.0	6.0	36.6	36.6	36.6
IKYA credit facilities and bank overdraft at floating rates	10.3	10.3	10.3	–	–	–
Other loans primarily at floating rates	4.7	4.7	4.7	2.7	2.7	2.7

	25.8	25.8	25.8	52.2	52.1	52.1

Long term debt – holding company borrowings
Fairfax unsecured notes:
8.25% due October 1, 2015(3)	82.4	82.3	91.3	82.4	82.3	94.2
7.75% due June 15, 2017(1)	–	–	–	48.4	46.8	50.4
7.375% due April 15, 2018(3)	144.2	144.0	161.7	144.2	143.9	165.9
7.50% due August 19, 2019 (Cdn$400.0)(4)	376.5	373.8	426.2	401.7	398.6	461.8
7.25% due June 22, 2020 (Cdn$275.0)(4)	258.8	257.2	290.0	276.2	274.3	314.5
5.80% due May 15, 2021(5)	500.0	495.5	507.0	500.0	494.9	516.6
6.40% due May 25, 2021 (Cdn$400.0)(4)	376.5	373.5	400.9	401.7	398.3	437.6
5.84% due October 14, 2022 (Cdn$450.0)(1)(2)(4)	423.5	429.7	427.3	200.9	199.5	210.5
8.30% due April 15, 2026(3)	91.8	91.5	107.4	91.8	91.4	112.2
7.75% due July 15, 2037(3)	91.3	90.2	93.9	91.3	90.2	101.3
Trust preferred securities of subsidiaries(7)	9.1	9.1	9.2	9.1	9.1	9.3
Purchase consideration payable(8)	144.2	144.2	144.2	148.4	148.4	148.4

	2,498.3	2,491.0	2,659.1	2,396.1	2,377.7	2,622.7

Long term debt – insurance and reinsurance companies
OdysseyRe unsecured senior notes:
7.65% due November 1, 2013(1)	–	–	–	182.9	182.3	191.9
6.875% due May 1, 2015(6)	125.0	124.5	134.7	125.0	124.1	136.9
Series A, floating rate due March 15, 2021(9)	50.0	49.9	47.3	50.0	49.9	45.1
Series B, floating rate due March 15, 2016(9)	50.0	49.9	50.6	50.0	49.8	50.5
Series C, floating rate due December 15, 2021(10)	40.0	39.9	38.5	40.0	39.9	36.7
First Mercury floating rate trust preferred securities due 2036 and 2037	41.4	41.4	41.4	41.4	41.4	41.4
Zenith National 8.55% redeemable debentures due August 1, 2028	38.4	38.1	38.1	38.4	38.1	38.1
Advent floating rate subordinated notes due June 3, 2035	50.5	49.0	45.5	49.8	48.3	42.8
Advent floating rate unsecured senior notes due 2026	46.0	44.6	46.0	46.0	44.5	46.0
American Safety floating rate trust preferred securities due December 15, 2035(1)	21.4	22.2	22.2	–	–	–

	462.7	459.5	464.3	623.5	618.3	629.4

Long term debt – non-insurance companies(c)
Thomas Cook India debentures (INR 1.0 billion) at 10.52% due April 15, 2018(1)	16.2	16.1	16.1	–	–	–
Other loans	2.2	2.1	2.1	0.5	0.5	0.5

	18.4	18.2	18.2	0.5	0.5	0.5

Long term debt	2,979.4	2,968.7	3,141.6	3,020.1	2,996.5	3,252.6

Current	5.4			235.8
Non-current	2,974.0			2,784.3

	2,979.4			3,020.1

(a)
Principal net of unamortized issue costs and discounts.

(b)
Based principally on quoted market prices with the remainder based on discounted cash flow models using market observable inputs (Levels 1 and 2 respectively in the fair value hierarchy).

(c)
These borrowings are non-recourse to the holding company.

(1)
During 2013 the company and its subsidiaries completed the following debt transactions:

(a)
On November 1, 2013 OdysseyRe repaid the $182.9 principal amount of its unsecured senior notes upon maturity.

(b)
On October 3, 2013 pursuant to the acquisition of American Safety Insurance Holdings, Ltd. ("American Safety") described in note 23, the company assumed the $35.5 carrying value of trust preferred securities issued by American Safety Capital Trust I, II, and III (statutory business trust subsidiaries of American Safety). On November 25, 2013 and December 31, 2013 American Safety redeemed all $8.0 and $5.0 principal amounts of its outstanding Trust I and Trust II preferred securities for cash consideration of $8.2 and $5.2 respectively.

(c)
On April 15, 2013 Thomas Cook India issued $18.3 (1.0 billion Indian rupees) principal amount of 10.52% debentures due 2018 at par value for net proceeds after commissions and expenses of $18.2 (993.1 million Indian rupees). Commissions and expenses of $0.1 (6.9 million Indian rupees) were included as part of the carrying value of the debt. The debentures are repayable in equal annual instalments of $6.1 (333.3 million Indian rupees) in each of 2016, 2017 and 2018.

(d)
On January 22, 2013 the company repurchased $12.2 principal amount of its unsecured senior notes due 2017 for cash consideration of $12.6. On March 11, 2013 the company redeemed the remaining $36.2 principal amount outstanding of its unsecured senior notes due 2017 for cash consideration of $37.7 and recorded a loss on repurchase of long term debt of $3.4 (inclusive of $1.5 of unamortized issue costs). The loss is reflected in other expenses in the consolidated statement of earnings.

(e)
On January 21, 2013 the company completed a public debt offering of Cdn$250.0 principal amount of a re-opening of unsecured senior notes due 2022 at an issue price of $103.854 (an effective yield of 5.33%) for net proceeds after commissions and expenses of $259.9 (Cdn$258.1). Commissions and expenses of $1.5 (Cdn$1.5) were included as part of the carrying value of the debt. Subsequent to this offering, an aggregate principal amount of Cdn$450.0 of Fairfax unsecured senior notes due 2022 was outstanding. The company has designated these senior notes as a hedge of a portion of its net investment in its Canadian subsidiaries.

(2)
During 2012 the company and its subsidiaries completed the following debt transactions:

(a)
On October 19, 2012 the company's runoff subsidiary TIG Insurance repaid for $200.0 of cash the $160.2 carrying value of its loan note issued in connection with its acquisition of General Fidelity in August 2010. Other expenses included a charge of $39.8 related to this transaction (which was accounted for as an extinguishment of debt), principally related to the release of $41.3 of unamortized issue costs and discounts.

(b)
On October 15, 2012 the company completed a public debt offering of Cdn$200.0 principal amount of 5.84% unsecured senior notes due October 14, 2022 at an issue price of $99.963 for net proceeds after discount, commissions and expenses of $203.0 (Cdn$198.6). Commissions and expenses of $1.3 (Cdn$1.3) were included as part of the carrying value of the debt. The company has designated these senior notes as a hedge of a portion of its net investment in its Canadian subsidiaries.

(c)
On May 15, 2012 Crum & Forster redeemed for $6.4 of cash the $6.2 principal amount of its unsecured senior notes due 2017.

(d)
On April 26, 2012 the company repaid the $86.3 principal amount of its unsecured senior notes upon maturity.

(3)
This debt has no provision for redemption prior to the contractual maturity date. During 2002 the company closed out the swaps for this debt and deferred the resulting gain which is amortized to earnings over the remaining term to maturity. The unamortized balance at December 31, 2013 was $22.8 (December 31, 2012 – $24.7).

(4)
Redeemable at the company's option, in whole or in part, at any time at the greater of (a) a specified redemption price based upon the then current yield of a Government of Canada bond with an equal term to maturity or (b) par.

(5)
Redeemable at the company's option, in whole or in part, at any time at a price equal to the greater of (a) 100% of the principal amount to be redeemed or (b) the sum of the present values of the remaining scheduled payments of principal and interest thereon (exclusive of interest accrued to the date of redemption) discounted to the redemption date on a semi-annual basis at the treasury rate plus 50 basis points together, in each case, with accrued interest thereon to the date of redemption.

(6)
Redeemable at OdysseyRe's option at any time at a price equal to the greater of (a) 100% of the principal amount to be redeemed or (b) the sum of the present values of the remaining scheduled payments of principal and interest thereon (exclusive of interest accrued to the date of redemption) discounted to the redemption date on a semi-annual basis at the treasury rate plus 40 basis points together, in each case, with accrued interest thereon to the date of redemption.

(7)
TIG Holdings had issued 8.597% junior subordinated debentures to TIG Capital Trust (a statutory business trust subsidiary of TIG Holdings) which, in turn, issued 8.597% mandatory redeemable capital securities, maturing in 2027.

(8)
On December 16, 2002 the company acquired Xerox's 72.5% economic interest in TRG, the holding company of International Insurance Company ("IIC"), in exchange for payments over the next 15 years of $424.4 ($203.9 at December 16, 2002 using a discount rate of 9.0% per annum), payable approximately $5.0 a quarter from 2003 to 2017 and approximately $128.2 on December 16, 2017.

(9)
The Series A and Series B notes are callable by OdysseyRe on any interest payment date at their par value plus accrued and unpaid interest. The interest rate on each series of debenture is equal to three month LIBOR, which is calculated on a quarterly basis, plus 2.20%.

(10)
The Series C notes are callable by OdysseyRe on any interest payment date at their par value plus accrued and unpaid interest. The interest rate is equal to three month LIBOR plus 2.50% and is reset after every payment date.

Consolidated interest expense in 2013 of $211.2 (2012 – $208.2) was comprised of interest on long term debt and subsidiary indebtedness of $207.9 and $3.3 respectively (2012 – $206.0 and $2.2 respectively).

Principal repayments on long term debt are due as follows:

2014	5.4
2015	213.4
2016	61.9
2017	133.9
2018	149.5
Thereafter	2,415.3

Credit Facilities

On December 18, 2012 Fairfax extended the term of its $300.0 unsecured revolving credit facility (the "credit facility") with a syndicate of lenders to December 31, 2016. As of December 31, 2013 no amounts had been drawn on the credit facility.

16.  Total Equity

Equity attributable to shareholders of Fairfax

Authorized capital

The authorized share capital of the company consists of an unlimited number of preferred shares issuable in series, an unlimited number of multiple voting shares carrying ten votes per share and an unlimited number of subordinate voting shares carrying one vote per share.

Issued capital

Issued capital at December 31, 2013 included 1,548,000 (December 31, 2012 – 1,548,000) multiple voting shares and 20,865,653 (December 31, 2012 – 19,865,689) subordinate voting shares without par value prior to deducting 414,421 (December 31, 2012 – 369,048) subordinate voting shares reserved in treasury for share-based payment awards. The multiple voting shares are not publicly traded.

Common stock

The number of shares outstanding was as follows:

	2013	2012
Subordinate voting shares – January 1	19,496,641	19,627,026
Issuances during the year	1,000,000	–
Purchases for cancellation	(36)	–
Net treasury shares acquired	(45,373)	(130,385)

Subordinate voting shares – December 31	20,451,232	19,496,641
Multiple voting shares – beginning and end of year	1,548,000	1,548,000
Interest in shares held through ownership interest in shareholder – beginning and end of year	(799,230)	(799,230)

Common stock effectively outstanding – December 31	21,200,002	20,245,411

Preferred Stock

The number of preferred shares outstanding was as follows:

	Series C	Series E	Series G	Series I	Series K	Total
Balance – January 1, 2012	10,000,000	8,000,000	10,000,000	12,000,000	–	40,000,000
Issuances during 2012	–	–	–	–	9,500,000	9,500,000

Balance – December 31, 2012 and 2013	10,000,000	8,000,000	10,000,000	12,000,000	9,500,000	49,500,000

The carrying value of preferred shares outstanding was as follows:

	Series C	Series E	Series G	Series I	Series K	Total
Balance – January 1, 2012	227.2	183.1	235.9	288.5	–	934.7
Issuances during 2012	–	–	–	–	231.7	231.7

Balance – December 31, 2012 and 2013	227.2	183.1	235.9	288.5	231.7	1,166.4

The terms of the company's cumulative five-year rate reset preferred shares are as follows:

	Initial redemption date	Number of shares issued	Stated capital	Liquidation preference per share	Fixed dividend rate per annum
Series C(1)	December 31, 2014	10,000,000	Cdn $250.0	Cdn $25.00	5.75%
Series E(2)	March 31, 2015	8,000,000	Cdn $200.0	Cdn $25.00	4.75%
Series G(2)	September 30, 2015	10,000,000	Cdn $250.0	Cdn $25.00	5.00%
Series I(2)	December 31, 2015	12,000,000	Cdn $300.0	Cdn $25.00	5.00%
Series K(2)	March 31, 2017	9,500,000	Cdn $237.5	Cdn $25.00	5.00%
(1)
Series C preferred shares are redeemable by the company on the date specified in the table above and on each subsequent five-year anniversary date at Cdn$25.00 per share. Holders of unredeemed Series C preferred shares will have the right, at their option, to convert their shares into floating rate cumulative preferred shares Series D on December 31, 2014 and on each subsequent five-year anniversary date. The Series D preferred shares (of which none are currently issued) will have a dividend rate equal to the three-month Government of Canada Treasury Bill yield current on December 31, 2014 or any subsequent five-year anniversary plus 3.15%.

(2)
Series E, Series G, Series I and Series K preferred shares are redeemable by the company on the dates specified in the table above and on each subsequent five-year anniversary date at Cdn$25.00 per share. Holders of unredeemed Series E, Series G, Series I and Series K preferred shares will have the right, at their option, to convert their shares into floating rate cumulative preferred shares Series F (on March 31, 2015), Series H (on September 30, 2015), Series J (on December 31, 2015) and Series L (on March 31, 2017) respectively and on each subsequent five-year anniversary date. The Series F, Series H, Series J and Series L preferred shares (of which none are currently issued) will have a dividend rate equal to the three-month Government of Canada Treasury Bill yield current on March 31, 2015, September 30, 2015, December 31, 2015 and March 31, 2017, or any subsequent five-year anniversary plus 2.16%, 2.56%, 2.85% and 3.51% respectively.

Capital transactions

On March 21, 2012 the company issued 9,500,000 cumulative five-year rate reset preferred shares, Series K for Cdn$25.00 per share, resulting in net proceeds of $231.7 (Cdn$230.1) after commissions and expenses of $7.4 (Cdn$7.4). The terms of the Series K preferred shares are set out in footnote 2 to the table immediately preceding this paragraph.

Issuance and repurchase of shares

On November 15, 2013 the company issued 1 million subordinate voting shares at a price of Cdn$431.00 per share, resulting in net proceeds of $399.5 (Cdn$417.1) after commissions and expenses of $13.3 (Cdn$13.9).

During 2013 and 2012 the company did not repurchase for cancellation any subordinate voting shares under the terms of normal course issuer bids. During 2013 the company repurchased 36 shares (2012 – nil) for cancellation from former employees. The company also acquires its own subordinate voting shares on the open market for its share-based payment awards. During 2013 the company repurchased for treasury 45,373 subordinate voting shares (2012 – 130,385) for use in its share-based payment awards.

Dividends

Dividends paid by the company on its outstanding multiple voting and subordinate voting shares were as follows:

Date of declaration	Date of record	Date of payment	Dividend per share	Total cash payment
January 3, 2014	January 21, 2014	January 28, 2014	$10.00	$215.7
January 4, 2013	January 22, 2013	January 29, 2013	$10.00	$205.5
January 4, 2012	January 19, 2012	January 26, 2012	$10.00	$205.8

Accumulated other comprehensive income (loss)

The amounts related to each component of accumulated other comprehensive income (loss) attributable to shareholders of Fairfax were as follows:

	December 31, 2013			December 31, 2012
	Pre-tax amount	Income tax (expense) recovery	After-tax amount	Pre-tax amount	Income tax (expense) recovery	After-tax amount
Items that may be subsequently reclassified to net earnings:
Currency translation account	66.0	(7.2)	58.8	136.6	(17.0)	119.6
Share of accumulated other comprehensive income (loss) of associates, excluding gains (losses) on defined benefit plans	(15.8)	(1.9)	(17.7)	(0.5)	(4.3)	(4.8)

	50.2	(9.1)	41.1	136.1	(21.3)	114.8

Items that will not be subsequently reclassified to net earnings:
Share of gains (losses) on defined benefit plans of associates	12.5	(3.6)	8.9	–	–	–
Gains (losses) on defined benefit plans	36.2	(7.8)	28.4	(9.2)	6.5	(2.7)

	48.7	(11.4)	37.3	(9.2)	6.5	(2.7)

Accumulated other comprehensive income (loss) attributable to shareholders of Fairfax	98.9	(20.5)	78.4	126.9	(14.8)	112.1

Other comprehensive income (loss)

The amounts related to each component of consolidated other comprehensive income (loss) for the years ended December 31 were as follows:

	2013			2012
	Pre-tax amount	Income tax (expense) recovery	After-tax amount	Pre-tax amount	Income tax (expense) recovery	After-tax amount
Items that may be subsequently reclassified to net earnings:
Change in unrealized foreign currency translation gains (losses) on foreign operations	(174.2)	9.8	(164.4)	55.8	3.4	59.2
Change in gains (losses) on hedge of net investment in Canadian subsidiaries	96.9	–	96.9	(20.4)	–	(20.4)
Share of other comprehensive income (loss) of associates, excluding gains (losses) on defined benefit plans	(15.3)	2.4	(12.9)	(7.7)	(2.4)	(10.1)

	(92.6)	12.2	(80.4)	27.7	1.0	28.7

Items that will not be subsequently reclassified to net earnings:
Share of gains (losses) on defined benefit plans of associates	12.5	(3.6)	8.9	(11.6)	0.7	(10.9)
Change in gains (losses) on defined benefit plans	45.8	(14.5)	31.3	(21.9)	4.7	(17.2)

	58.3	(18.1)	40.2	(33.5)	5.4	(28.1)

Other comprehensive income (loss)	(34.3)	(5.9)	(40.2)	(5.8)	6.4	0.6

Non-controlling interests

Year ended December 31, 2013

In October 2013 the company contributed its 81.7% interest in Prime Restaurants to Cara Operations Limited, pursuant to the transaction described in note 23 and derecognized the non-controlling interests in Prime Restaurants ($13.4) from its consolidated balance sheet.

In May 2013 the company acquired a 58.0% economic interest in IKYA, pursuant to the transaction described in note 23, and recorded the non-controlling interests in IKYA ($13.9) on its consolidated balance sheet which represented the 42.0% of the proportionate share of the identifiable net assets of IKYA that was not acquired.

In May 2013 Thomas Cook India completed a private placement of newly issued common shares to qualified institutional buyers (other than existing shareholders of Thomas Cook India), pursuant to the transaction described in note 23 which reduced the company's ownership of Thomas Cook India from 87.1% at December 31, 2012 to 75.0% at December 31, 2013. The company recorded additional non-controlling interests in Thomas Cook India ($31.9) on its consolidated balance sheet as a result of the 12.1% change in the company's ownership.

Year ended December 31, 2012

In 2012 the company acquired 87.1% and 81.7% of the outstanding common shares of Thomas Cook India and Prime Restaurants respectively, pursuant to the transactions described in note 23, and recorded the non-controlling interests in Thomas Cook India ($12.8) and Prime Restaurants ($12.7 (Cdn$12.9)) on its consolidated balance sheet which represented the 12.9% and 18.3% respectively, of the proportionate share of the identifiable net assets of those companies which were not acquired.

17.  Earnings per Share

Net earnings (loss) per share is calculated in the following table based upon the weighted average common shares outstanding:

	2013	2012
Net earnings (loss) attributable to shareholders of Fairfax	(573.4)	526.9
Preferred share dividends	(60.8)	(60.5)

Net earnings (loss) attributable to common shareholders – basic and diluted	(634.2)	466.4

Weighted average common shares outstanding – basic	20,360,251	20,326,688
Share-based payment awards(1)	–	240,178

Weighted average common shares outstanding – diluted	20,360,251	20,566,866

Net earnings (loss) per common share – basic	$(31.15)	$22.95
Net earnings (loss) per common share – diluted	$(31.15)	$22.68
(1)
Anti-dilutive share-based payment awards of 313,898 were excluded from the calculation of net loss per diluted common share in 2013.

18.  Income Taxes

The company's provision for (recovery of) income taxes for the years ended December 31 was as follows:

	2013	2012
Current income tax
Current year expense	30.2	90.9
Adjustments to prior years' income taxes	(35.0)	7.3

	(4.8)	98.2

Deferred income tax
Origination and reversal of temporary differences	(512.4)	(4.6)
Adjustments to prior years' deferred income taxes	77.2	7.9
Other	3.4	12.5

	(431.8)	15.8

Provision for (recovery of) income taxes	(436.6)	114.0

A significant portion of the company's earnings (loss) before income taxes is incurred outside of Canada. The statutory income tax rates for jurisdictions outside of Canada generally differ from the Canadian statutory income tax rate (and may be significantly higher or lower). The company's earnings (loss) before income taxes by jurisdiction and the associated provision for (recovery of) income taxes for the years ended December 31, 2013 and 2012 are summarized in the following table:

	2013				2012
	Canada	U.S.(1)	Other	Total	Canada	U.S.(1)	Other	Total
Earnings (loss) before income taxes	(114.6)	(1,061.5)	175.0	(1,001.1)	(363.3)	446.7	565.6	649.0
Provision for (recovery of) income taxes	(8.7)	(464.3)	36.4	(436.6)	(10.4)	85.8	38.6	114.0

Net earnings (loss)	(105.9)	(597.2)	138.6	(564.5)	(352.9)	360.9	527.0	535.0

(1)
Principally comprised of the U.S. Insurance and Reinsurance reporting segments (notwithstanding that certain operations of OdysseyRe conduct business outside of the U.S.), U.S. Runoff and other associated holding company results.

Pre-tax profitability in the U.S. and Other decreased in 2013 compared to 2012, primarily reflecting net unrealized investment losses on bonds and equity hedges, partially offset by improvements in underwriting profitability year-over-year. Pre-tax profitability in Canada increased in 2013 compared to 2012, primarily due to lower investment losses year-over-year at the Canadian holding companies.

Reconciliations of the provision for (recovery of) income taxes calculated at the Canadian statutory income tax rate to the provision for (recovery of) income taxes at the effective tax rate in the consolidated financial statements for the years ended December 31, 2013 and 2012 are summarized in the following table:

	2013	2012
Canadian statutory income tax rate	26.5%	26.5%

Provision for (recovery of) income taxes at the Canadian statutory income tax rate	(265.3)	172.0
Non-taxable investment income	(166.4)	(155.5)
Tax rate differential on income and losses incurred outside Canada	(125.0)	(14.0)
Provision (recovery) relating to prior years	(25.2)	15.3
Change in unrecorded tax benefit of losses and temporary differences	107.7	65.7
Foreign exchange	18.9	1.5
Change in tax rate for deferred income taxes	2.6	(2.8)
Non-deductible loss on extinguishment of long-term debt	–	17.6
Other including permanent differences	16.1	14.2

Provision for (recovery of) income taxes	(436.6)	114.0

Non-taxable investment income is principally comprised of dividend income, non-taxable interest income and the 50% of net capital gains which are not taxable in Canada.

The tax rate differential on income and losses incurred outside Canada of $125.0 in 2013 principally reflected significant pre-tax net unrealized investment losses on bonds and equity hedges in the U.S., where the statutory income tax rate is significantly higher than the Canadian statutory income tax rate. The tax rate differential on income and losses incurred outside Canada of $14.0 in 2012 principally reflected the gain recognized on the sale of Cunningham Lindsey (included in Other in the table above setting out the company's earnings (loss) before income taxes by jurisdiction) which was taxed at a rate significantly lower than the Canadian statutory income tax rate, partially offset by pre-tax earnings in the U.S. where the statutory income tax rate is significantly higher than the Canadian statutory income tax rate.

The change in unrecorded tax benefit of losses and temporary differences was primarily comprised as follows: During 2013 the company did not record deferred tax assets in Canada of $45.8 (2012 – $106.0) because the related pre-tax losses did not meet the applicable recognition criteria under IFRS. In addition, the company de-recognized $50.0 of U.S. foreign tax credits which had been recorded as deferred tax assets in prior years, after determining that it was no longer probable that those tax credits could be utilized prior to expiration. During 2012 European runoff (included in Other in the table above setting out the company's earnings (loss) before income taxes by jurisdiction) utilized previously unrecorded deferred tax assets of $50.2.

The provision (recovery) relating to prior years decreased by $40.5 on a year-over-year basis, primarily due to the release of provisions following the completion of Canadian and U.S. federal and state income tax audits.

The non-deductible loss on extinguishment of long term debt in 2012 related to the loss recorded on the repayment of the TIG Note, which was not deductible for tax purposes.

Income taxes refundable and payable were as follows:

	December 31, 2013	December 31, 2012
Income taxes refundable	114.1	109.9
Income taxes payable	(80.1)	(70.5)

Net income taxes refundable	34.0	39.4

Changes in net income taxes refundable (payable) during the years ended December 31 were as follows:

	2013	2012
Balance – January 1	39.4	63.8
Amounts recorded in the consolidated statements of earnings	4.8	(98.2)
Payments made (refunds received) during the year	(19.9)	69.2
Acquisition of subsidiaries	10.3	(1.4)
Foreign exchange effect and other	(0.6)	6.0

Balance – December 31	34.0	39.4

The following table presents the gross movement in the net deferred income tax asset during the years ended December 31:

	2013
	Operating and capital losses	Provision for losses and loss adjustment expenses	Provision for unearned premiums	Deferred premium acquisition costs	Intan- gibles	Invest- ments	Tax credits	Other	Total
Balance – January 1, 2013	397.2	344.1	82.8	(68.5)	(137.9)	(239.8)	158.6	71.1	607.6
Amounts recorded in the consolidated statement of earnings	304.9	(14.6)	7.3	(12.9)	17.0	193.1	(53.1)	(9.9)	431.8
Amounts recorded in total equity	–	–	–	–	–	8.0	–	(18.0)	(10.0)
Acquisition of subsidiary (note 23)	1.2	7.2	4.6	–	(19.1)	–	–	(0.4)	(6.5)
Foreign exchange effect and other	(12.4)	(1.8)	0.2	(0.7)	8.2	(3.6)	–	2.2	(7.9)

Balance – December 31, 2013	690.9	334.9	94.9	(82.1)	(131.8)	(42.3)	105.5	45.0	1,015.0

	2012
	Operating and capital losses	Provision for losses and loss adjustment expenses	Provision for unearned premiums	Deferred premium acquisition costs	Intan- gibles	Invest- ments	Tax credits	Other	Total
Balance – January 1, 2012	122.6	354.5	79.6	(64.9)	(123.4)	1.2	163.3	95.3	628.2
Amounts recorded in the consolidated statement of earnings	262.7	(18.1)	14.0	(16.1)	6.1	(242.7)	(4.7)	(17.0)	(15.8)
Amounts recorded in total equity	–	–	–	–	–	1.1	–	5.4	6.5
Acquisition of subsidiary (note 23)	11.0	6.8	(10.6)	12.0	(19.9)	–	–	(7.4)	(8.1)
Foreign exchange effect and other	0.9	0.9	(0.2)	0.5	(0.7)	0.6	–	(5.2)	(3.2)

Balance – December 31, 2012	397.2	344.1	82.8	(68.5)	(137.9)	(239.8)	158.6	71.1	607.6

Management expects that the recorded deferred income tax asset will be realized in the normal course of operations. The most significant temporary differences included in the deferred income tax asset at December 31, 2013 related to operating and capital losses and provision for losses and loss adjustment expenses. The provision for losses and loss adjustment expenses is recorded on an undiscounted basis in these consolidated financial statements but is recorded on a discounted basis in certain jurisdictions for tax purposes.

Management reviews the recoverability of the deferred income tax asset on an ongoing basis and adjusts, as necessary, to reflect its anticipated realization. As at December 31, 2013 management has not recorded deferred income tax assets of $449.5 (December 31, 2012 – $271.4) related primarily to operating and capital losses and U.S. foreign tax credits. The losses for which deferred income tax assets have not been recorded are comprised of

$741.7 of losses in Canada (December 31, 2012 – $412.9), $485.9 of losses in Europe (December 31, 2012 – $473.2), $100.9 of losses in the U.S (December 31, 2012 – $44.3), and $50.0 of foreign tax credits in the U.S. (December 31, 2012 – nil). The losses in Canada expire between 2014 and 2033. The losses and foreign tax credits in the U.S. expire between 2020 and 2033. The losses in Europe do not have an expiry date.

Deferred income tax has not been recognized for the withholding tax and other taxes that could be payable on the unremitted earnings of certain subsidiaries. Unremitted earnings amounted to approximately $1.1 billion at December 31, 2013 (December 31, 2012 – $1.8 billion) and are not likely to be repatriated in the foreseeable future.

19.  Statutory Requirements

The retained earnings of the company are largely represented by retained earnings at the insurance and reinsurance subsidiaries. The insurance and reinsurance subsidiaries are subject to certain requirements and restrictions under their respective insurance company Acts including minimum capital requirements and dividend restrictions. The company's capital requirements and management thereof are discussed in note 24. The company's share of dividends paid in 2013 by the subsidiaries which are eliminated on consolidation was $361.4 (2012 – $859.7). At December 31, 2013 the company had access to dividend capacity for dividend payment in 2014 at each of its primary operating companies as follows:

December 31, 2013
Northbridge(1)	147.4
Crum & Forster	14.3
Zenith National	51.6
OdysseyRe	310.3

523.6

(1)
Subject to prior regulatory approval.

20.  Contingencies and Commitments

Lawsuits

On July 26, 2006 Fairfax filed a lawsuit seeking $6 billion in damages from a number of defendants who, the complaint (as subsequently amended) alleges, participated in a stock market manipulation scheme involving Fairfax shares. The complaint, filed in Superior Court, Morris County, New Jersey, alleges violations of various state laws, including the New Jersey Racketeer Influenced and Corrupt Organizations Act, pursuant to which treble damages may be available. On September 12, 2012, before trial, and consequently without having heard or made any determination on the facts, the Court dismissed the lawsuit on legal grounds. In October 2012 Fairfax filed an appeal of this dismissal, as it believes that the legal basis for the dismissal is incorrect. By the end of 2013, the briefs of all parties in connection with this appeal had been filed. The ultimate outcome of any litigation is uncertain. The financial effects, if any, of this lawsuit cannot be practicably determined at this time, and the company's consolidated financial statements include no anticipated recovery from the lawsuit.

Other

Subsidiaries of the company are defendants in several damage suits and have been named as third party in other suits. The uninsured exposure to the company is not considered to be material to the company's financial position, financial performance or cash flows.

OdysseyRe, Advent and RiverStone (UK) ("the Lloyd's participants") participate in Lloyd's through their 100% ownership of certain Lloyd's syndicates. The Lloyd's participants have pledged securities and cash, with a fair value of $623.8 and $33.2 respectively as at December 31, 2013, in deposit trust accounts in favour of Lloyd's based on certain minimum amounts required to support the liabilities of the syndicates as determined under the risk-based capital models and on approval by Lloyd's. Pledged securities and restricted cash consist primarily of bonds and subsidiary cash and short term investments respectively, included within portfolio investments on the consolidated balance sheet. The Lloyd's participants have the ability to substitute these securities with other securities subject to certain admissibility criteria. These pledged assets effectively secure the contingent obligations of the Lloyd's syndicates should they not meet their obligations. The Lloyd's participants' contingent liability to Lloyd's is limited to the aggregate amount of the pledged assets and their obligation to support these liabilities will continue until such liabilities are settled or are reinsured by a third party approved by Lloyd's. The company believes that the syndicates for which the Lloyd's participants are capital providers maintain sufficient liquidity and financial resources to support their ultimate liabilities and does not anticipate that the pledged assets will be utilized.

The company's maximum capital commitments for potential investments in common stocks, limited partnerships and associates at December 31, 2013 totaled $648.3.

21.  Pensions and Post Retirement Benefits

The company's subsidiaries have a number of arrangements in Canada, the United States and the United Kingdom that provide pension and post retirement benefits to retired and current employees. The holding company has no such arrangements or plans. Pension arrangements of the subsidiaries include defined benefit statutory pension plans, as well as supplemental arrangements that provide pension benefits in excess of statutory limits. These plans are a combination of defined benefit plans and defined contribution plans.

In addition to actuarial valuations for accounting purposes, subsidiaries of the company are required to prepare funding valuations for determination of their pension contributions. All of the defined benefit pension plans had a funding valuation performed during 2013.

The investment policy for the defined benefit pension plans is to invest prudently in order to preserve the investment asset value of the plans while seeking to maximize the return on those invested assets. The plans' assets as of December 31, 2013 and 2012 were invested principally in high quality fixed income securities and cash and short term investments.

Defined benefit pension plan assets at December 31, and the company's use of Level 1, Level 2 and Level 3 inputs (as described in note 3) in the valuation of those assets, were as follows:

	December 31, 2013				December 31, 2012
	Total fair value of plan assets	Quoted prices (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total fair value of plan assets	Quoted prices (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Equity instruments	218.3	215.0	3.3	–	236.7	227.5	3.5	5.7
Fixed income securities	172.9	85.2	87.7	–	136.4	73.3	63.1	–
Cash and short term investments	143.8	143.8	–	–	129.3	118.2	0.3	10.8

	535.0	444.0	91.0	–	502.4	419.0	66.9	16.5

The following tables set forth the funded status of the company's benefit plans along with amounts recognized in the company's consolidated financial statements for both defined benefit pension plans and post retirement benefit plans as at and for the years ended December 31.

	Defined benefit pension plans		Post retirement benefit plans
	2013	2012	2013	2012
Change in benefit obligation
Balance – January 1	580.0	493.9	79.3	76.4
Cost of benefits earned in the year	21.3	19.1	5.4	4.7
Interest cost on benefit obligation	23.2	23.5	3.1	3.2
Actuarial (gain) loss – participant experience	11.8	1.7	(7.5)	2.2
Actuarial loss – change in demographic assumptions	9.7	18.5	0.8	1.5
Actuarial (gain) loss – change in financial assumptions	(33.0)	31.6	(3.2)	(0.1)
Benefits paid	(18.7)	(18.7)	(2.8)	(2.6)
Plan amendments	0.1	–	–	(4.2)
Curtailment	–	–	2.1	(2.3)
Change in foreign currency exchange rates	(15.0)	10.4	(1.2)	0.5

Balance – December 31	579.4	580.0	76.0	79.3

Change in fair value of plan assets
Balance – January 1	502.4	436.3	–	–
Interest income on plan assets	20.3	19.9	–	–
Actuarial gain	25.7	33.4	–	–
Plan administration expense	(0.6)	(0.7)	–	–
Company contributions	20.7	22.2	2.7	2.5
Plan participant contributions	–	–	0.1	0.1
Benefits paid	(18.7)	(18.7)	(2.8)	(2.6)
Change in foreign currency exchange rates	(14.8)	10.0	–	–

Balance – December 31	535.0	502.4	–	–

Funded status of plans – (deficit)	(44.4)	(77.6)	(76.0)	(79.3)
Impact of asset ceiling	(1.3)	–	–	–

Net accrued liability	(45.7)	(77.6)	(76.0)	(79.3)

Amounts recognized in the consolidated balance sheet at December 31
Other assets	45.2	25.1	–	–
Accounts payable and accrued liabilities	(90.9)	(102.7)	(76.0)	(79.3)

Net accrued liability	(45.7)	(77.6)	(76.0)	(79.3)

Weighted average assumptions used to determine benefit obligations
Discount rate	4.6%	4.3%	4.5%	4.1%
Rate of compensation increase	3.6%	3.6%	4.0%	3.3%
Assumed overall health care cost trend	–	–	7.6%	7.8%

The company's pension and post retirement expense for the years ended December 31 is comprised of the following:

	Defined benefit pension plans		Post retirement benefit plans
	2013	2012	2013	2012
Defined benefit pension and post retirement expense:
Cost of benefits earned in the year, net of employee contributions	21.3	19.1	5.3	4.6
Net interest expense	2.9	3.6	3.1	3.2
Plan administration expense	0.6	0.7	–	–
Plan amendments	0.1	–	–	(4.2)
Curtailment and settlement	–	–	2.1	(2.3)

Total benefit expense recognized in the consolidated statement of earnings	24.9	23.4	10.5	1.3
Defined contribution benefit expense	21.9	19.3	–	–

	46.8	42.7	10.5	1.3

The sensitivity of the defined benefit obligations to changes in key assumptions at December 31, 2013 are presented below on a weighted average basis. This analysis was performed on each individual defined benefit plan using the same methodology that was applied to determine the benefit obligation recognized in the consolidated balance sheet, while holding all other assumptions constant.

	Impact on accumulated benefit obligation increase (decrease)
	Change in assumption	Increase in assumption	Decrease in assumption
Defined benefit pension plans
Discount rate	0.5%	(48.5)	53.8
Rate of compensation increase	0.5%	9.7	(9.3)
Post retirement benefit plans
Discount rate	0.5%	(5.3)	5.9
Health care cost trend rate	1.0%	9.7	(7.9)

The assumed annual rate of increase in the per capita cost of covered benefits (i.e. health care cost trend rate) is 7.6% in 2014, decreasing to 4.7% by 2025 calculated on a weighted average basis.

During 2013 the company contributed $23.4 (2012 – $24.7) to its defined benefit pension and post retirement benefit plans. Based on the company's current expectations, the 2014 contributions to its defined benefit pension plans and post retirement benefit plans will be approximately $20.1 and $2.8 respectively.

22.  Operating Leases

Aggregate future minimum commitments at December 31, 2013 under operating leases relating to premises, automobiles and equipment for various terms up to ten years were as follows:

2014	72.9
2015	66.6
2016	53.6
2017	44.1
2018	41.8
Thereafter	139.7

23.  Acquisitions and Divestitures

Subsequent to December 31, 2013

Acquisition of Keg Restaurants Limited

On February 4, 2014 the company completed the acquisition of 51.0% of the outstanding common shares of Keg Restaurants Limited ("The Keg") for cash purchase consideration of $76.7 (Cdn$85.0). The assets and liabilities and results of operations of The Keg will be consolidated in the Other reporting segment. The Keg franchises, owns and operates a network of premium dining restaurants across Canada and in select locations in the United States.

Year ended December 31, 2013

Disposition of Prime Restaurants Inc.

On October 31, 2013 the company contributed its 81.7% interest in Prime Restaurants Inc. ("Prime Restaurants") to Cara Operations Limited ("Cara") in exchange for Cara preferred shares and equity warrants with a combined fair value of $54.5 (Cdn$56.9). Subsequently, the company determined that it no longer controlled Prime Restaurants and de-consolidated Prime Restaurants from its consolidated financial reporting effective October 31, 2013, resulting in the recognition of a loss on disposition of $4.2 (Cdn$4.4) in 2013. In addition, the company made a cash contribution of $95.9 (Cdn$100.0) to Cara in exchange for Cara preferred shares, subordinated debt and equity warrants. The company's investment in Cara equity warrants represents potential voting interests of approximately 39.4% (equity warrants currently exercisable) and 48.5% (inclusive of equity warrants exercisable in two years) assuming all holders of Cara convertible securities (including those owned by the company) exercised their options to convert. The company determined that it had obtained significant influence over Cara effective October 31, 2013 but as the company did not hold any Cara common shares, the equity method of accounting could not be applied. The Cara preferred shares, subordinated debt and equity warrants are recorded as at FVTPL investments in holding company cash and investments and portfolio investments on the consolidated balance sheet.

Acquisition of American Safety Insurance Holdings, Ltd.

On October 3, 2013 the company acquired all of the outstanding common shares of American Safety Insurance Holdings, Ltd. ("American Safety") for $30.25 per share in cash, representing aggregate purchase consideration of $317.1. On October 8, 2013 the company sold American Safety's Bermuda-based reinsurance subsidiary ("AS Re") to an unrelated third party for net proceeds of $52.5. The renewal rights to certain lines of business formerly written by American Safety were assumed by Crum & Forster and Hudson representing estimated annual gross premiums written of $103. The remainder of American Safety's lines of business which did not meet Fairfax's underwriting criteria were placed into runoff under the supervision of the RiverStone group. The purchase consideration for this acquisition was financed internally by the company's runoff subsidiaries, Crum & Forster and Hudson and was partially defrayed by the proceeds received on the sale of AS Re ($52.5) and the receipt of a post-acquisition dividend of excess capital paid by American Safety ($123.7). Goodwill and intangible assets was comprised of $34.4 of goodwill and $24.5 of renewal rights. American Safety, a Bermuda-based holding company, underwrote specialty risks through its U.S.-based program administrator, American Safety Insurance Services, Inc., and its U.S. insurance and Bermuda reinsurance companies.

Acquisition of Hartville Group, Inc.

On July 3, 2013 Crum & Forster acquired a 100% interest in Hartville Group, Inc. ("Hartville") for cash purchase consideration of $34.0. The assets and liabilities and results of operations of Hartville were consolidated in the U.S. Insurance reporting segment. Goodwill and intangible assets was comprised of $21.2 of goodwill and $7.0 related to an operating license. Hartville markets and administers pet health insurance plans (including enrollment, claims, billing and customer service) and produces approximately $40 of gross premiums written annually.

Acquisition of IKYA Human Capital Solutions Private Limited

On May 14, 2013 Thomas Cook (India) Limited ("Thomas Cook India") acquired a 77.3% interest in IKYA Human Capital Solutions Private Limited ("IKYA") for purchase consideration of $46.8 (2,563.2 million Indian rupees). The assets and liabilities and results of operations of IKYA were consolidated in the Other reporting segment. Goodwill and intangible assets was comprised of $27.6 of goodwill, $14.2 of customer relationships, $10.6 of brand names and $0.2 of computer software. The identifiable assets acquired and liabilities assumed represented Fairfax's 58.0%

economic interest in IKYA as a result of acquiring IKYA through 75.0%-owned Thomas Cook India. IKYA provides specialized human resources services to leading corporate clients in India.

Private Placement of Thomas Cook India Common Shares

On May 7, 2013 Thomas Cook India completed a private placement of 34,379,606 newly issued common shares at 53.50 Indian rupees per share to qualified institutional buyers (other than existing shareholders of Thomas Cook India) and received net proceeds of $32.9 (1,780.5 million Indian rupees) after expenses. The proceeds were used to partially finance the acquisition of IKYA as described in the preceding paragraph. This transaction reduced the company's ownership of Thomas Cook India from 87.1% at December 31, 2012 to 75.0%, thereby satisfying securities regulations in India stipulating that the company reduce its ownership interest in Thomas Cook India to 75.0% or less by August 2013.

The identifiable assets acquired and liabilities assumed in connection with the acquisitions described above are summarized in the table below.

	American Safety	Hartville	IKYA
Acquisition date	October 3, 2013	July 3, 2013	May 14, 2013
Percentage of common shares acquired	100.0%	100.0%	58.0%	(1)
Assets:
Insurance contract receivables	21.5	11.9	–
Portfolio investments(2)	765.9	4.9	2.1
Recoverable from reinsurers	220.0	–	–
Deferred income taxes	3.8	–	–
Goodwill and intangible assets	58.9	28.2	52.6
Asset held for sale(3)	52.5	–	–
Other assets	10.8	0.9	52.5

	1,133.4	45.9	107.2

Liabilities:
Subsidiary indebtedness	–	–	8.0
Accounts payable and accrued liabilities	69.7	3.8	31.0
Deferred income taxes	–	–	7.5
Funds withheld payable to reinsurers	58.9	–	–
Insurance contract liabilities	652.2	8.1	–
Long term debt(4)	35.5	–	–

	816.3	11.9	46.5
Non-controlling interests	–	–	13.9
Purchase consideration	317.1	34.0	46.8

	1,133.4	45.9	107.2

(1)
Fairfax's 58.0% economic interest in IKYA as a result of acquiring a 77.3% interest in IKYA through 75.0%-owned Thomas Cook India.

(2)
Included in the carrying value of the acquired portfolio investments of American Safety, Hartville and IKYA were $485.7, $4.9 and $2.1 respectively of subsidiary unrestricted cash and cash equivalents.

(3)
Asset held for sale was comprised of the fair value of the net assets of American Safety's Bermuda-based reinsurance subsidiary sold to an unrelated third party on October 8, 2013 for net proceeds of $52.5.

(4)
Subsequent to the acquisition American Safety repaid $13.0 principal amount of its trust preferred securities for cash consideration of $13.4 as described in note 15.

The determinations of the fair value of assets and liabilities summarized in the preceding table are preliminary and may be revised when estimates and assumptions and the valuations of assets and liabilities are finalized within twelve months of the acquisition dates.

Year ended December 31, 2012

Disposition of Cunningham Lindsey Group Limited

On December 10, 2012 the company sold all of its ownership interest in Cunningham Lindsey for net cash proceeds of $270.6 and recognized a net gain on investment of $167.0 (including amounts previously recorded in accumulated other comprehensive income). Defined benefit plan amounts related to Cunningham Lindsey were reclassified from accumulated other comprehensive income to retained earnings. Subsequent to the closing of this transaction, the company invested $34.4 in preferred shares of Cunningham Lindsey to become a 9.1% minority shareholder.

Acquisition of Brit Insurance Limited

On October 12, 2012 the company's UK runoff subsidiary, RiverStone Holdings Limited, completed the acquisition of a 100% interest in Brit Insurance Limited (renamed RiverStone Insurance Limited ("RiverStone Insurance") on October 15, 2012) for cash purchase consideration of $335.1 (208.3 British pound sterling). The purchase consideration for this acquisition was primarily financed internally by the company's runoff subsidiaries. The assets and liabilities and results of operations of RiverStone Insurance were consolidated within the Runoff reporting segment. RiverStone Insurance is located in London, England and wrote U.K. domestic and international insurance and reinsurance business prior to being placed into runoff early in 2012. The identifiable assets acquired and liabilities assumed in connection with the acquisition of RiverStone Insurance is summarized in the table following the next three paragraphs.

Acquisition of Thomas Cook (India) Limited

In 2012 the company acquired an 87.1% interest in Thomas Cook India for cash purchase consideration of $172.7 (9,626 million Indian rupees) pursuant to the following transactions: On August 14, 2012 the company acquired 76.7% of the common shares of Thomas Cook India from its U.K.-based parent company Thomas Cook Group plc, for cash purchase consideration of $146.6. The company was then required to make a tender offer to purchase the shares of the minority shareholders of Thomas Cook India pursuant to securities regulations in India. The tender offer resulted in the acquisition of an additional 10.4% of the common shares of Thomas Cook India for cash purchase consideration of $26.1. The assets and liabilities and results of operations of Thomas Cook India were consolidated within the Other reporting segment. Thomas Cook India is the largest integrated travel and travel-related financial services company in India, offering a broad range of services that include foreign exchange, corporate and leisure travel and insurance. The identifiable assets acquired and liabilities assumed in connection with the acquisition of Thomas Cook India is summarized in the table following the next two paragraphs. Goodwill and intangible assets was comprised of $87.2 of goodwill, $48.0 of operating licenses and $2.8 of computer software.

Additional investment in Thai Reinsurance Public Company Limited

On March 19, 2012 the company increased its ownership interest in Thai Reinsurance Public Company Limited ("Thai Re"), from 2.0% to 23.2% through participation in a Thai Re rights offering and a private placement of newly issued common shares for cash purchase consideration of $77.0 (2.4 billion Thai baht). Accordingly, on March 19, 2012 the company determined that it had obtained significant influence over Thai Re and commenced recording its investment in the common shares of Thai Re using the equity method of accounting on a prospective basis. Thai Re is headquartered in Bangkok, Thailand and provides reinsurance coverage for property, casualty, engineering, marine and life customers primarily in Thailand.

Acquisition of Prime Restaurants Inc.

On January 10, 2012 the company completed the acquisition of 100% of the issued and outstanding common shares of Prime Restaurants for a cash payment per share of $7.46 (Cdn$7.50 per common and restricted share plus funding of a special dividend payment of Cdn$0.08 per share made by Prime Restaurants to its common shareholders), representing aggregate cash purchase consideration of $68.5 (Cdn$69.6). Subsequent to the acquisition, certain key executives of Prime Restaurants invested a portion of the proceeds each received from the transaction (an aggregate amount of $11.8 (Cdn$11.9)) into common shares of Prime Restaurants, reducing Fairfax's net cash outflow to $56.7 (Cdn$57.7) and its ownership interest from 100% to 81.7%. The assets and liabilities and results of operations of Prime Restaurants were consolidated within the Other reporting segment. Goodwill and intangible assets was comprised of $64.0 of trademarks. Prime Restaurants franchises, owns and operates a network of casual dining restaurants and pubs in Canada.

The identifiable assets acquired and liabilities assumed in connection with the acquisitions described above are summarized in the table below.

	RiverStone Insurance	Thomas Cook India	Prime Restaurants
Acquisition date	October 12, 2012	August 14, 2012	January 10, 2012
Percentage of common shares acquired	100.0%	87.1%	81.7%
Assets:
Insurance contract receivables	140.6	–	–
Portfolio investments(1)	1,308.2	40.8	5.3
Recoverable from reinsurers	883.4	–	–
Deferred income taxes	8.3	–	6.6
Goodwill and intangible assets	–	138.0	64.0
Other assets	29.2	138.3	8.7

	2,369.7	317.1	84.6

Liabilities:
Subsidiary indebtedness(2)	–	28.8	3.1
Accounts payable and accrued liabilities	194.1	78.4	12.1
Income taxes payable	–	1.4	–
Insurance contract liabilities	1,833.7	–	–
Deferred income taxes	–	23.0	–

	2,027.8	131.6	15.2
Non-controlling interests	–	12.8	12.7
Purchase consideration	335.1	172.7	56.7

	2,362.9	317.1	84.6

Excess of fair value of net assets acquired over purchase consideration	6.8	–	–

(1)
Included in the carrying value of the acquired portfolio investments of RiverStone Insurance, Thomas Cook India and Prime Restaurants was $195.8, $38.3 and $5.3 respectively, of subsidiary unrestricted cash and cash equivalents.

(2)
Included in the carrying value of the assumed subsidiary indebtedness of Thomas Cook India was $5.7 of bank overdraft.

24.  Financial Risk Management

Overview

The primary goals of the company's financial risk management are to ensure that the outcomes of activities involving elements of risk are consistent with the company's objectives and risk tolerance, while maintaining an appropriate balance between risk and reward and protecting the company's consolidated balance sheet from events that have the potential to materially impair its financial strength. The company's exposure to potential loss from its insurance and reinsurance operations and investment activities primarily relates to underwriting risk, credit risk, liquidity risk and various market risks. Balancing risk and reward is achieved through identifying risk appropriately, aligning risk tolerances with business strategy, diversifying risk, pricing appropriately for risk, mitigating risk through preventive controls and transferring risk to third parties. There were no significant changes in the types of the company's risk exposures or the processes used by the company for managing those risk exposures at December 31, 2013 compared to those identified at December 31, 2012, except as discussed below.

Financial risk management objectives are achieved through a two tiered system, with detailed risk management processes and procedures at the company's primary operating subsidiaries and its investment management subsidiary combined with the analysis of the company-wide aggregation and accumulation of risks at the holding company level. In addition, although the company and its operating subsidiaries have designated Chief Risk Officers, the company regards each Chief Executive Officer as the chief risk officer of his or her company: each Chief

Executive Officer is the individual ultimately responsible for risk management for his or her company and its subsidiaries.

The company's designated Chief Risk Officer reports on risk considerations to Fairfax's Executive Committee and provides a quarterly report to the Board of Directors on the key risk exposures. Management of Fairfax in consultation with the designated Chief Risk Officer approves certain policies for overall risk management, as well as policies addressing specific areas such as investments, underwriting, catastrophe risk and reinsurance. The Investment Committee approves policies for the management of market risk (including currency risk, interest rate risk and other price risk) and the use of derivative and non-derivative financial instruments, and monitors to ensure compliance with relevant regulatory guidelines and requirements. A discussion of the risks of the business (the risk factors and the management of those risks) is an agenda item for every regularly scheduled meeting of the Board of Directors.

Underwriting Risk

Underwriting risk is the risk that the total cost of claims, claims adjustment expenses and premium acquisition expenses will exceed premiums received and can arise as a result of numerous factors, including pricing risk, reserving risk and catastrophe risk. There were no significant changes to the company's exposure to underwriting risk or the framework used to monitor, evaluate and manage underwriting risk at December 31, 2013 compared to December 31, 2012.

Pricing risk arises because actual claims experience can differ adversely from the assumptions included in pricing calculations. Historically the underwriting results of the property and casualty industry have fluctuated significantly due to the cyclicality of the insurance market. The market cycle is affected by the frequency and severity of losses, levels of capacity and demand, general economic conditions and competition on rates and terms of coverage. The operating companies focus on profitable underwriting using a combination of experienced underwriting and actuarial staff, pricing models and price adequacy monitoring tools.

Reserving risk arises because actual claims experience can differ adversely from the assumptions included in setting reserves, in large part due to the length of time between the occurrence of a loss, the reporting of the loss to the insurer and the ultimate resolution of the claim. Claims provisions reflect expectations of the ultimate cost of resolution and administration of claims based on an assessment of facts and circumstances then known, a review of historical settlement patterns, estimates of trends in claims severity and frequency, legal theories of liability and other factors.

Variables in the reserve estimation process can be affected by both internal and external factors, such as trends relating to jury awards, economic inflation, medical inflation, worldwide economic conditions, tort reforms, court interpretations of coverage, the regulatory environment, underlying policy pricing, claims handling procedures, inclusion of exposures not contemplated at the time of policy inception and significant changes in severity or frequency of losses relative to historical trends. Due to the amount of time between the occurrence of a loss, the actual reporting of the loss and the ultimate payment for the loss, provisions may ultimately develop differently from the actuarial assumptions made when initially estimating the provision for claims. The company's provision for claims is reviewed separately by, and must be acceptable to, internal actuaries at each operating company, the Chief Risk Officer at Fairfax and one or more independent actuaries.

Catastrophe risk arises because property and casualty insurance companies may be exposed to large losses arising from man-made or natural catastrophes that could result in significant underwriting losses. The company evaluates potential catastrophic events and assesses the probability of occurrence and magnitude of these events predominantly through probable maximum loss ("PML") modeling techniques and through the aggregation of limits exposed. A wide range of events are simulated using the company's proprietary and commercial models, including single large events and multiple events spanning the numerous geographic regions in which the company operates.

Each of the operating companies has developed and applies strict underwriting guidelines for the amount of catastrophe exposure it may assume as a standalone entity for any one risk and location. Those guidelines are regularly monitored and updated by the operating companies. Each of the operating companies also manages catastrophe exposure by diversifying risk across geographic regions, catastrophe types and other lines of business, factoring in levels of reinsurance protection, adjusting the amount of business written based on capital levels and adhering to risk tolerances. The company's head office aggregates catastrophe exposure company-wide and continually monitors the group exposure. The independent exposure limits for each entity in the group are aggregated to produce an exposure limit for the group as there is currently no model capable of simultaneously projecting the magnitude and probability of loss in all geographic regions in which the company operates. Currently the company's objective is to limit its company-wide catastrophe loss exposure such that one year's aggregate pre-tax net catastrophe losses would not exceed one year's normalized net earnings before income taxes. The company takes a long term view and generally considers a 15% return on common shareholders' equity, adjusted to a pre-tax basis, to be representative of one year's normalized net earnings. The modeled probability of aggregate catastrophe losses in any one year exceeding this amount is generally more than once in every 250 years.

To manage its exposure to underwriting risk, and the pricing, reserving and catastrophe risks contained therein, the company's operating companies have established limits for underwriting authority and the requirement for specific approvals for transactions involving new products or for transactions involving existing products which exceed certain limits of size or complexity. The company's objective of operating with a prudent and stable underwriting philosophy with sound reserving is also achieved through establishment of goals, delegation of authorities, financial monitoring, underwriting reviews and remedial actions to facilitate continuous improvement. The company purchases reinsurance protection for risks assumed when it is considered prudent and cost effective to do so, at the operating company level for specific exposures and, if needed, at the holding company level for aggregate exposures. The company also actively takes steps to reduce the volume of insurance and reinsurance underwritten on particular types of risks when it desires to reduce its direct exposure due to inadequate pricing.

As part of its overall risk management strategy, the company cedes insurance risk through proportional, non-proportional and facultative reinsurance treaties. With proportional reinsurance, the reinsurer shares a pro rata portion of the company's losses and premium, whereas with non-proportional reinsurance, the reinsurer assumes payment of the company's loss above a specified retention, subject to a limit. Facultative reinsurance is the reinsurance of individual risks as agreed by the company and the reinsurer.

The following summarizes the company's principal lines of business and the significant insurance risks inherent therein:

  •
  Property, which insures against losses to property from (among other things) fire, explosion, natural perils (for example earthquake, windstorm and flood), terrorism and engineering problems (for example, boiler explosion, machinery breakdown and construction defects). Specific types of property risks underwritten by the company include automobile, marine and aerospace;

  •
  Casualty, which insures against accidents, including workers' compensation and employers' liability, accident and health, medical malpractice, and umbrella coverage;

  •
  Specialty, which insures against other miscellaneous risks and liabilities that are not identified above; and

  •
  Reinsurance which includes, but is not limited to, property, casualty and liability exposures.

An analysis of revenue by line of business is included in note 25.

The table below shows the company's concentration of risk by region and line of business based on gross premiums written prior to giving effect to ceded reinsurance premiums. The company's exposure to general insurance risk varies by geographic region and may change over time. Premiums ceded to reinsurers (including retrocessions) by line of business amounted to $427.3 for property (2012 – $497.0), $575.9 for casualty (2012 – $508.8) and $187.7 for specialty (2012 – $198.4) for the year ended December 31, 2013.

	Canada		United States		Asia(1)		International(2)		Total
For the years ended December 31	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012
Property	573.3	544.3	1,238.9	1,236.7	351.6	335.2	525.7	571.1	2,689.5	2,687.3
Casualty	552.3	592.4	2,548.3	2,431.4	237.1	218.5	416.2	457.4	3,753.9	3,699.7
Specialty	118.2	136.9	197.3	175.4	244.7	257.4	223.5	441.6	783.7	1,011.3

Total	1,243.8	1,273.6	3,984.5	3,843.5	833.4	811.1	1,165.4	1,470.1	7,227.1	7,398.3

Insurance	1,164.7	1,174.2	3,148.0	2,914.9	398.2	383.0	368.0	410.2	5,078.9	4,882.3
Reinsurance	79.1	99.4	836.5	928.6	435.2	428.1	797.4	1,059.9	2,148.2	2,516.0

	1,243.8	1,273.6	3,984.5	3,843.5	833.4	811.1	1,165.4	1,470.1	7,227.1	7,398.3

(1)
The Asia geographic segment comprises countries located throughout Asia including China, India, the Middle East, Malaysia, Singapore and Thailand.

(2)
The International geographic segment comprises Australia and countries located in Africa, Europe and South America.

The table below shows the sensitivity of earnings from operations before income taxes and total equity after giving effect to a one percentage point increase in the loss ratio. The loss ratio is regarded as an additional GAAP measure and is calculated by the company with respect to its ongoing insurance and reinsurance operations as losses on claims (including losses and loss adjustment expenses) expressed as a percentage of net premiums earned. Such an increase could arise from higher frequency of losses, increased severity of losses, or from a combination of both. The sensitivity analysis presented below does not consider the probability of such changes to loss frequency or severity occurring or any non-linear effects of reinsurance and as a result, each additional percentage point increase in the loss ratio would result in a linear impact on earnings from operations before income taxes and total equity. In practice, the company monitors insurance risk by evaluating extreme scenarios with models which consider the non-linear effects of reinsurance.

	Insurance						Reinsurance		Insurance and Reinsurance
	Northbridge		U.S.		Fairfax Asia		OdysseyRe		Other
For the years ended December 31	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012
Impact of +1% increase in loss ratio on:
Earnings from operations before income taxes	9.9	9.9	19.3	18.1	2.6	2.3	23.7	23.2	4.4	5.1
Total equity	7.3	7.3	12.5	11.8	2.2	2.0	15.4	15.1	3.8	4.4

Credit Risk

Credit risk is the risk of loss resulting from the failure of a counterparty to honour its financial obligations to the company. Credit risk arises predominantly with respect to cash and short term investments, investments in debt instruments, insurance contract receivables, recoverable from reinsurers and receivable from counterparties to derivative contracts (primarily total return swaps and CPI-linked derivatives). There were no significant changes to the company's exposure to credit risk (except as set out in the discussion which follows) or the framework used to monitor, evaluate and manage credit risk at December 31, 2013 compared to December 31, 2012.

The company's aggregate gross credit risk exposure at December 31, 2013 (without taking into account amounts held by the company as collateral) was comprised as follows:

	December 31, 2013	December 31, 2012
Cash and short term investments	8,011.4	8,097.9
Bonds:
U.S., U.K., German, and Canadian sovereign government	2,134.7	2,149.9
Other sovereign government	620.5	596.1
Canadian provincials	164.7	133.4
U.S. states and municipalities	6,227.7	6,867.8
Corporate and other	1,405.2	1,673.1
Derivatives and other invested assets:
Receivable from counterparties to derivative contracts	219.6	169.7
Insurance contract receivables	2,017.0	1,945.4
Recoverable from reinsurers	4,974.7	5,290.8
Other assets	561.4	506.7

Total gross credit risk exposure	26,336.9	27,430.8

At December 31, 2013, the company had income taxes refundable of $114.1 (December 31, 2012 – $109.9).

Cash and Short Term Investments

The company's cash and short term investments (including at the holding company) are held at major financial institutions in the jurisdictions in which the operations are located. At December 31, 2013, 93.0% of these balances were held in Canadian and U.S. financial institutions, 2.3% in European financial institutions and 4.7% in other foreign financial institutions (December 31, 2012 – 94.5%, 2.4% and 3.1% respectively). The company monitors risks associated with cash and short term investments by regularly reviewing the financial strength and creditworthiness of these financial institutions and more frequently during periods of economic volatility. As a result of these reviews, the company may transfer balances from financial institutions where it perceives heightened credit risk to other institutions considered by management to be more stable.

Investments in Debt Instruments

The company's risk management strategy for debt instruments is to invest primarily in debt instruments of high credit quality issuers and to limit the amount of credit exposure with respect to any one corporate issuer. While the company reviews third party credit ratings, it also carries out its own analysis and does not delegate the credit decision to rating agencies. The company endeavours to limit credit exposure by monitoring fixed income portfolio limits on individual corporate issuers and limits based on credit quality and may, from time to time, initiate positions in certain types of derivatives to further mitigate credit risk exposure.

As at December 31, 2013 the company had investments with a fair value of $8,298.0 (December 31, 2012 – $9,071.2) in bonds exposed to credit risk representing in the aggregate 33.4% (December 31, 2012 – 34.8%) of the total investment portfolio (all bonds included in Canadian provincials, U.S. states and municipalities, corporate and other, and other sovereign government, including Greek bonds purchased at deep discounts to par of $248.9 (December 31, 2012 – $173.5) and Polish bonds of $164.5 (December 31, 2012 – $124.4) purchased to match claims liabilities of Polish Re). As at December 31, 2013 and 2012, the company did not have any investments in bonds issued by Ireland, Italy, Portugal or Spain. The company considers its investment in sovereign bonds issued by the U.S., U.K., German and Canadian governments (including $1,669.6 (December 31, 2012 – $1,520.8) of U.S. treasury bonds), representing 9.1% (December 31, 2012 – 9.0%) of the total investment portfolio, to present only a nominal risk of default. The company's exposure to credit risk from its investment in debt securities remained substantially unchanged at December 31, 2013 compared to December 31, 2012 notwithstanding sales of higher yielding government and corporate bonds during 2013, the proceeds of which were reinvested into cash and short term investments. There were no other significant changes to the company's framework used to monitor, evaluate and manage credit risk at December 31, 2013 compared to December 31, 2012 with respect to the company's investments in debt securities.

The composition of the company's fixed income portfolio classified according to the higher of each security's respective S&P and Moody's issuer credit rating is presented in the table that follows:

	December 31, 2013			December 31, 2012
Issuer Credit Rating	Amortized cost	Carrying value	%	Amortized cost	Carrying value	%
AAA/Aaa	2,693.0	2,533.8	24.0	2,487.4	2,711.5	23.7
AA/Aa	3,994.5	4,472.8	42.4	4,201.5	5,069.6	44.4
A/A	2,135.8	2,247.8	21.3	1,893.3	2,266.0	19.8
BBB/Baa	169.9	177.4	1.7	237.9	282.7	2.5
BB/Ba	34.9	44.6	0.4	38.9	53.3	0.5
B/B	447.3	294.5	2.8	557.9	448.8	3.9
Lower than B/B and unrated	774.3	781.9	7.4	572.5	588.4	5.2

Total	10,249.7	10,552.8	100.0	9,989.4	11,420.3	100.0

There were no significant changes to the composition of the company's fixed income portfolio classified according to the higher of each security's respective S&P and Moody's issuer credit rating at December 31, 2013 compared to December 31, 2012, notwithstanding the increase in the category rated lower than B/B and unrated which reflected the purchase of certain convertible and corporate bonds. At December 31, 2013, 89.4% (December 31, 2012 – 90.4%) of the fixed income portfolio carrying value was rated investment grade, with 66.4% (December 31, 2012 – 68.1%) being rated AA or better (primarily consisting of government obligations). At December 31, 2013 holdings of fixed income securities in the ten issuers (excluding U.S., Canadian, U.K. and German sovereign government bonds) to which the company had the greatest exposure totaled $3,324.3 (December 31, 2012 – $3,562.6), which represented approximately 13.4% (December 31, 2012 – 13.7%) of the total investment portfolio. The exposure to the largest single issuer of corporate bonds held at December 31, 2013 was $250.0 (December 31, 2012 – $254.9), which represented approximately 1.0% (December 31, 2012 – 1.0%) of the total investment portfolio.

The consolidated investment portfolio included $6.2 billion (December 31, 2012 – $6.9 billion) of U.S. state and municipal bonds (approximately $4.8 billion tax-exempt, $1.4 billion taxable), almost all of which were purchased during 2008 and are owned in the subsidiary investment portfolios. A significant portion of the company's investment in U.S. state and municipal bonds, approximately $3.7 billion at December 31, 2013 (December 31, 2012 – $4.0 billion), are insured by Berkshire Hathaway Assurance Corp. for the payment of interest and principal in the event of issuer default; the company believes that this insurance significantly mitigates the credit risk associated with these bonds.

Counterparties to Derivative Contracts

Counterparty risk arises from the company's derivative contracts primarily in three ways: first, a counterparty may be unable to honour its obligation under a derivative contract and there may not be sufficient collateral pledged in favour of the company to support that obligation; second, collateral deposited by the company to a counterparty as a prerequisite for entering into certain derivative contracts (also known as initial margin) may be at risk should the counterparty face financial difficulty; and third, excess collateral pledged in favour of a counterparty may be at risk should the counterparty face financial difficulty (counterparties may hold excess collateral as a result of the timing of the settlement of the amount of collateral required to be pledged based on the fair value of a derivative contract).

The company endeavours to limit counterparty risk through the terms of agreements negotiated with the counterparties to its derivative contracts. Pursuant to these agreements, counterparties are contractually required to deposit eligible collateral in collateral accounts (subject to certain minimum thresholds) for the benefit of the company depending on the then current fair value of the derivative contracts, calculated on a daily basis. The company's exposure to risk associated with providing initial margin is mitigated where possible through the use of segregated third party custodian accounts whereby counterparties are permitted to take control of the collateral only in the event of default by the company.

Agreements negotiated with counterparties provide for a single net settlement of all financial instruments covered by the agreement in the event of default by the counterparty, thereby permitting obligations owed by the company to a counterparty to be offset to the extent of the aggregate amount receivable by the company from that counterparty (the "net settlement arrangements"). The following table sets out the company's exposure to credit risk related to the counterparties to its derivative contracts, assuming all such counterparties are simultaneously in default:

	December 31, 2013	December 31, 2012
Total derivative assets(1)	219.6	169.7
Impact of net settlement arrangements	(136.1)	(79.2)
Fair value of collateral deposited for the benefit of the company(2)	(47.4)	(56.5)
Excess collateral pledged by the company in favour of counterparties	123.1	38.5
Initial margin not held in segregated third party custodian accounts	60.0	93.1

Net derivative counterparty exposure after net settlement and collateral arrangements	219.2	165.6

(1)
Excludes exchange traded instruments comprised principally of equity and credit warrants and equity call options which are not subject to counterparty risk.

(2)
Net of $3.0 (December 31, 2012 – $3.9) of excess collateral pledged by counterparties.

The fair value of the collateral deposited for the benefit of the company at December 31, 2013 consisted of cash of $25.3 (December 31, 2012 – $22.1) and government securities of $25.1 (December 31, 2012 – $38.3). The company had not exercised its right to sell or repledge collateral at December 31, 2013.

Recoverable from Reinsurers

Credit exposure on the company's recoverable from reinsurers balance existed at December 31, 2013 to the extent that any reinsurer may not be able or willing to reimburse the company under the terms of the relevant reinsurance arrangements. The company has a process to regularly assess the creditworthiness of reinsurers with whom it transacts business. Internal guidelines generally require reinsurers to have strong A.M. Best ratings and maintain capital and surplus exceeding $500.0. Where contractually provided for, the company has collateral for outstanding balances in the form of cash, letters of credit, guarantees or assets held in trust accounts. This collateral may be drawn on when amounts remain unpaid beyond contractually specified time periods on an individual reinsurer basis.

The company's reinsurance security department conducts ongoing detailed assessments of current and potential reinsurers and annual reviews on impaired reinsurers, and provides recommendations for uncollectible reinsurance provisions for the group. The reinsurance security department also collects and maintains individual and group reinsurance exposures aggregated across the group. Most of the reinsurance balances for reinsurers rated B++ and lower or which are not rated were inherited by the company on acquisition of a subsidiary. The company's largest single reinsurer (Swiss Re America Corp.) represents 5.6% (December 31, 2012 – 5.5%) of shareholders' equity attributable to shareholders of Fairfax and is rated A+ by A.M. Best.

The company's gross exposure to credit risk from counterparties to its reinsurance contracts was lower at December 31, 2013 compared to December 31, 2012 principally as a result of normal cession and collection activity at Runoff including the commutation of a significant reinsurance recoverable balance. Changes that occurred in the provision for uncollectible reinsurance during the period are disclosed in note 9.

The following table presents the gross recoverable from reinsurers classified according to the financial strength rating of the reinsurers. Pools and associations, shown separately, are generally government or similar insurance funds carrying limited credit risk.

	December 31, 2013			December 31, 2012
A.M. Best Rating (or S&P equivalent)	Gross recoverable from reinsurers	Outstanding balances for which security is held	Net unsecured recoverable from reinsurers	Gross recoverable from reinsurers	Outstanding balances for which security is held	Net unsecured recoverable from reinsurers
A++	263.5	52.8	210.7	217.6	31.8	185.8
A+	1,774.4	438.2	1,336.2	1,706.2	413.0	1,293.2
A	1,533.7	160.8	1,372.9	1,531.4	216.4	1,315.0
A-	386.0	195.7	190.3	475.3	223.1	252.2
B++	25.1	4.2	20.9	34.3	18.2	16.1
B+	3.0	0.1	2.9	29.5	0.1	29.4
B or lower	78.8	70.5	8.3	52.6	52.0	0.6
Not rated	965.1	568.9	396.2	1,362.0	761.7	600.3
Pools and associations	173.9	73.5	100.4	151.8	82.2	69.6

	5,203.5	1,564.7	3,638.8	5,560.7	1,798.5	3,762.2
Provision for uncollectible reinsurance	(228.8)		(228.8)	(269.9)		(269.9)

Recoverable from reinsurers	4,974.7		3,410.0	5,290.8		3,492.3

Liquidity Risk

Liquidity risk is the potential for loss if the company is unable to meet financial commitments in a timely manner at reasonable costs as they fall due. It is the company's policy to ensure that sufficient liquid assets are available to meet financial commitments, including liabilities to policyholders and debt holders, dividends on preferred shares and investment commitments. Cash flow analysis is performed on an ongoing basis at both the holding company and subsidiary company level to ensure that future cash needs are met or exceeded by cash flows generated from the ongoing operations.

The liquidity requirements of the holding company for 2014 principally relate to the payment of the $215.7 dividend on common shares ($10.00 per share paid January 2014), interest and corporate overhead expenses, preferred share dividends, income tax payments and potential cash outflows related to derivative contracts (described below).

The company believes that holding company cash and investments, net of holding company short sale and derivative obligations, provide adequate liquidity to meet the holding company's known obligations in 2014. In addition to these resources, the holding company expects to continue to receive investment management and administration fees from its insurance and reinsurance subsidiaries, investment income on its holdings of cash and investments, and dividends from its insurance and reinsurance subsidiaries. To further augment its liquidity, the holding company can draw upon its $300.0 unsecured revolving credit facility.

The liquidity requirements of the insurance and reinsurance subsidiaries principally relate to the liabilities associated with underwriting, operating costs and expenses, the payment of dividends to the holding company, contributions to their subsidiaries, payment of principal and interest on their outstanding debt obligations, income tax payments and certain derivative obligations (described below). Liabilities associated with underwriting include the payment of claims and direct commissions. Historically, the insurance and reinsurance subsidiaries have used cash inflows from operating activities (primarily the collection of premiums and reinsurance commissions) and investment activities (primarily repayments of principal, sales of investment securities and investment income) to fund their liquidity requirements. The insurance and reinsurance subsidiaries may also receive cash inflows from financing activities (primarily distributions received from their subsidiaries).

The company's insurance and reinsurance subsidiaries (and the holding company on a consolidated basis) focus on the stress that could be placed on liquidity requirements as a result of severe disruption or volatility in the capital markets or extreme catastrophe activity or the combination of both. The insurance and reinsurance subsidiaries maintain investment strategies intended to provide adequate funds to pay claims or withstand disruption or volatility in the capital markets without forced sales of investments. The insurance and reinsurance subsidiaries hold highly liquid, high quality short-term investment securities and other liquid investment grade fixed maturity securities to fund anticipated claim payments, operating expenses and commitments related to investments. At December 31, 2013 portfolio investments net of short sale and derivative obligations totaled $23.6 billion. These portfolio investments may include investments in inactively traded corporate debentures, preferred stocks, common stocks and limited partnership interests that are relatively illiquid. At December 31, 2013 these asset classes represented approximately 7.6% (December 31, 2012 – 5.4%) of the carrying value of the insurance and reinsurance subsidiaries' portfolio investments.

The insurance and reinsurance subsidiaries and the holding company may experience cash inflows or outflows (which at times could be significant) related to their derivative contracts, including collateral requirements and cash settlements of market value movements of total return swaps which have occurred since the most recent reset date. During 2013 the insurance and reinsurance subsidiaries and the holding company paid net cash of $1,615.4 (2012 – $603.6) and $67.8 (2012 – $220.5) respectively, in connection with long and short equity and equity index total return swap derivative contracts (excluding the impact of collateral requirements). During 2013 the company funded payments on its short equity and equity index total return swaps through sales of common stock and convertible bonds which had appreciated significantly.

The insurance and reinsurance subsidiaries typically fund such obligations from cash provided by operating activities (and may fund such obligations from sales of equity-related investments, the market value of which will generally vary inversely with the market value of short equity and equity index total return swaps). The holding company typically funds any such obligations from holding company cash and investments and its additional sources of liquidity as discussed above.

The following tables set out the maturity profile of the company's financial liabilities based on the expected undiscounted cash flows from the end of the year to the contractual maturity date or the settlement date:

December 31, 2013

	Less than 3 months	3 months to 1 year	1 – 3 years	3 – 5 years	More than 5 years	Total
Subsidiary indebtedness – principal and interest	27.0	–	–	–	–	27.0
Accounts payable and accrued liabilities(1)	789.1	283.0	284.4	112.5	73.6	1,542.6
Funds withheld payable to reinsurers(2)	1.4	107.0	18.5	7.0	18.8	152.7
Provision for losses and loss adjustment expenses	1,176.8	3,469.9	5,557.5	3,770.4	5,238.2	19,212.8
Long term debt – principal	1.3	4.1	275.3	283.4	2,415.3	2,979.4
Long term debt – interest	33.9	163.1	365.1	337.7	618.5	1,518.3

	2,029.5	4,027.1	6,500.8	4,511.0	8,364.4	25,432.8

December 31, 2012

	Less than 3 months	3 months to 1 year	1 – 3 years	3 – 5 years	More than 5 years	Total
Subsidiary indebtedness – principal and interest	29.3	22.1	1.2	1.1	–	53.7
Accounts payable and accrued liabilities(1)	615.4	506.7	313.3	91.4	73.9	1,600.7
Funds withheld payable to reinsurers(2)	3.7	97.9	14.0	11.0	11.7	138.3
Provision for losses and loss adjustment expenses	1,009.1	3,566.9	5,099.1	3,172.1	6,801.6	19,648.8
Long term debt – principal	49.5	186.3	217.8	57.7	2,508.8	3,020.1
Long term debt – interest	27.0	171.2	361.3	330.7	706.6	1,596.8

	1,734.0	4,551.1	6,006.7	3,664.0	10,102.6	26,058.4

(1)
Excludes pension and post retirement liabilities, ceded deferred premium acquisition costs and accrued interest. Operating lease commitments are described in note 22.

(2)
Excludes $308.5 relating to Crum & Forster which will be settled net of reinsurance recoverables resulting in no cash outflow (December 31, 2012 – $301.4).

The timing of loss payments is not fixed and represents the company's best estimate. The payment obligations which are due beyond one year in accounts payable and accrued liabilities primarily relate to certain payables to brokers and reinsurers not expected to be settled in the short term. At December 31, 2013 the company had income taxes payable of $80.1 (December 31, 2012 – $70.5).

The following tables provide a maturity profile of the company's short sale and derivative obligations based on the expected undiscounted cash flows from the end of the year to the contractual maturity date or the settlement date:

December 31, 2013

	Less than 3 months	3 months to 1 year	Total
Equity index total return swaps – short positions	123.8	–	123.8
Equity total return swaps – short positions	84.8	–	84.8
Equity total return swaps – long positions	7.5	–	7.5
Foreign exchange forward contracts	23.7	19.1	42.8
Other derivative contracts	9.5	–	9.5

	249.3	19.1	268.4

December 31, 2012

	Less than 3 months	3 months to 1 year	Total
Equity index total return swaps – short positions	136.0	–	136.0
Equity total return swaps – short positions	55.1	–	55.1
Equity total return swaps – long positions	16.4	–	16.4
Foreign exchange forward contracts	9.5	11.1	20.6
Other derivative contracts	7.7	2.4	10.1

	224.7	13.5	238.2

Market Risk

Market risk (comprised of currency risk, interest rate risk and other price risk) is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. The company is exposed to market risk principally in its investing activities but also in its underwriting activities to the extent that those activities expose the company to foreign currency risk. The company's investment portfolios are managed with a long term, value-oriented investment philosophy emphasizing downside protection. The company has policies to limit and monitor its individual issuer exposures and aggregate equity exposure. Aggregate exposure to single issuers and total equity positions are monitored at the subsidiary level and in aggregate at the company level. The following is a discussion of the company's primary market risk exposures and how those exposures are currently managed.

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. As interest rates rise, the fair value of fixed income investments decline and, conversely, as interest rates decline, the fair value of fixed income investments rise. In each case, the longer the maturity of the financial instrument, the greater the consequence of a change in interest rates. The company's interest rate risk management strategy is to position its fixed income securities portfolio based on its view of future interest rates and the yield curve, balanced with liquidity requirements. The company may reposition the portfolio in response to changes in the interest rate environment. At December 31, 2013 the company's investment portfolio included $10.6 billion of fixed income securities (measured at fair value) which are subject to interest rate risk. In the scenario where interest rates rise in the future, the company's exposure to interest rate risk increased modestly at December 31, 2013 compared to December 31, 2012, principally as a result of the interaction of the rise in interest rates in 2013 with the call features embedded in the majority of the company's tax exempt municipal bonds. The increase in interest rates year-over-year has reduced the likelihood that issuers will call these bonds prior to maturity to refinance at lower interest rates. At December 31, 2012 many of the company's tax exempt municipal bonds were expected to be called prior to maturity while at December 31, 2013, many of those same bonds were expected to remain outstanding until their contractual maturity date. In the scenario where interest rates decline in the future, the potential for the company's bond portfolio to appreciate has diminished at December 31, 2013 compared to December 31, 2012, principally as a result of the rise in interest rates in 2013 which generally results in a decrease in the duration of the bond portfolio. There were no significant changes to the company's framework used to monitor, evaluate and manage interest rate risk at December 31, 2013 compared to December 31, 2012.

Movements in the term structure of interest rates affect the level and timing of recognition in earnings of gains and losses on fixed income securities held. Generally, the company's investment income may be reduced during sustained periods of lower interest rates as higher yielding fixed income securities are called, mature, or are sold and the proceeds are reinvested at lower rates. During periods of rising interest rates, the market value of the company's existing fixed income securities will generally decrease and gains on fixed income securities will likely be reduced. Losses are likely to be incurred following significant increases in interest rates. General economic conditions, political conditions and many other factors can also adversely affect the bond markets and, consequently, the value of the fixed income securities held. These risks are monitored by the company's senior portfolio managers along with the company's CEO and are considered when managing the consolidated bond portfolio and yield.

The table below displays the potential impact of changes in interest rates on the company's fixed income portfolio based on parallel 200 basis point shifts up and down, in 100 basis point increments. This analysis was performed on each individual security, with the hypothetical effect on net earnings calculated on an after-tax basis.

	December 31, 2013			December 31, 2012
	Fair value of fixed income portfolio	Hypothetical $ change effect on net earnings	Hypothetical % change in fair value	Fair value of fixed income portfolio	Hypothetical $ change effect on net earnings	Hypothetical % change in fair value
Change in Interest Rates
200 basis point increase	8,684.2	(1,275.5)	(17.7)	9,766.7	(1,132.0)	(14.5)
100 basis point increase	9,611.7	(643.2)	(8.9)	10,522.5	(595.1)	(7.6)
No change	10,552.8	–	–	11,420.3	–	–
100 basis point decrease	11,550.0	684.9	9.4	12,493.2	735.7	9.4
200 basis point decrease	12,721.0	1,488.5	20.5	13,803.7	1,635.3	20.9

Certain shortcomings are inherent in the method of analysis presented above. Computations of the prospective effects of hypothetical interest rate changes are based on numerous assumptions, including the maintenance of the level and composition of fixed income securities at the indicated date, and should not be relied on as indicative of future results. Actual values may differ from the projections presented should market conditions vary from assumptions used in the calculation of the fair value of individual securities; such variations include non-parallel shifts in the term structure of interest rates and a change in individual issuer credit spreads.

Market Price Fluctuations

Market price fluctuation is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices (other than those arising from interest rate risk or currency risk), whether those changes are caused by factors specific to the individual financial instrument or its issuer, or other factors affecting all similar financial instruments in the market. Changes to the company's exposure to equity price risk through its equity and equity-related holdings at December 31, 2013 compared to December 31, 2012 are described below.

The company holds significant investments in equities and equity-related securities. The market value and the liquidity of these investments are volatile and may vary dramatically either up or down in short periods, and their ultimate value will therefore only be known over the long term or on disposition. The company has economically hedged its equity and equity-related holdings (comprised of common stocks, convertible preferred stocks, convertible bonds, non-insurance investments in associates and equity-related derivatives) against a potential decline in equity markets by way of short positions effected through equity and equity index total return swaps, including short positions in certain individual equities and the Russell 2000 index, the S&P 500 index, the S&P/TSX 60 index and other equity indexes (the "indexes"). The company's economic equity hedges are structured to provide a return which is inverse to changes in the fair values of the indexes and certain individual equities.

The company's equity and equity-related holdings after equity hedges produced net losses of $536.9 in 2013 compared to net gains of $113.2 in 2012. At December 31, 2013 equity hedges with a notional amount of $6,327.4 (December 31, 2012 – $7,668.5) represented 98.2% (December 31, 2012 – 101.0%) of the company's equity and equity-related holdings of $6,442.6 (December 31, 2012 – $7,594.0). In 2013, as a result of the significant appreciation of certain of its equity and equity-related holdings, the company reduced its direct equity exposure through net sales of common stocks and convertible bonds for net proceeds of $1,385.9 and reduced the notional amount of its long positions in individual equities effected through total return swaps by $1,031.3. The company also closed out a portion of its Russell 2000 and all of its S&P 500 equity index total return swaps and certain short positions in individual equities, with notional amounts of $3,254.1. By undertaking the transaction described above the company reduced its direct equity exposure and rebalanced its equity hedge ratio to approximately 100% at December 31, 2013, after giving consideration to net gains recognized on its equity and equity-related holdings and net losses incurred on its equity hedging instruments.

One risk of a hedging strategy (sometimes referred to as basis risk) is the risk that the fair value or cash flows of derivative instruments designated as economic hedges will not experience changes in exactly the opposite directions from those of the underlying hedged exposure. This imperfect correlation between the derivative instrument and underlying hedged exposure creates the potential for excess gains or losses in a hedging strategy. In the context of the company's equity hedges, the company expects that there may be periods when the notional amount of the equity hedges may exceed or be deficient relative to the company's equity price risk exposure as a result of the timing of opportunities to exit and enter hedges at attractive prices, decisions by the company to hedge an amount less than the company's full equity exposure or, as a result of any non-correlated performance of the equity hedges relative to the equity and equity-related holdings (basis risk).

In 2013 the impact of basis risk was pronounced compared to prior years as the performance of the company's equity and equity-related holdings lagged the performance of the economic equity hedges used to protect those holdings despite the notional amount of the company's equity hedges being closely matched to the fair value of the company's equity and equity-related holdings, primarily as a result of the increase in the Russell 2000 index (the index underlying a significant proportion of the company's short positions) being meaningfully greater than the gain in the company's equity and equity-related holdings.

The company's risk management objective when selecting a hedging instrument (including its equity index total return swaps) is to economically protect capital over potentially long periods of time and especially during periods of market turbulence. The company regularly monitors the effectiveness of its equity hedging program on a prospective and retrospective basis. Based on its historical observation, the company believes that its hedges of its equity and equity-related holdings will be effective in the medium to long term and especially in the event of a significant market correction. However, due to the lack of a perfect correlation between the derivative instruments and the hedged exposures, combined with other market uncertainties, it is not possible to predict the future impact of the company's hedging program related to equity risk.

The following table summarizes the effect of the equity hedges and the equity and equity-related holdings on the company's financial position as at December 31, 2013 and December 31, 2012 and results of operations for the years ended December 31, 2013 and 2012:

	December 31, 2013		December 31, 2012		Year ended December 31, 2013	Year ended December 31, 2012
	Exposure/ Notional amount	Carrying value	Exposure/ Notional amount	Carrying value	Net earnings (pre-tax)	Net earnings (pre-tax)
Equity exposures:
Common stocks	4,100.6	4,100.6	4,569.2	4,569.2	941.2	697.6
Preferred stocks – convertible	479.0	479.0	415.0	415.0	64.7	(36.2)
Bonds – convertible	408.5	408.5	426.4	426.4	(2.6)	186.7
Investments in associates(1)	1,173.9	1,041.9	1,125.6	959.3	130.2	196.8
Derivatives and other invested assets:
Equity total return swaps – long positions	263.5	7.9	1,021.8	(12.9)	293.9	61.5
Equity warrants and call options	17.1	17.1	36.0	36.0	17.7	12.3

Total equity and equity related holdings	6,442.6	6,055.0	7,594.0	6,393.0	1,445.1	1,118.7

Hedging instruments:
Derivatives and other invested assets:
Equity total return swaps – short positions	(1,744.4)	(69.4)	(1,433.0)	(51.0)	(110.5)	(192.1)
Equity index total return swaps – short positions	(4,583.0)	(121.3)	(6,235.5)	(116.4)	(1,871.5)	(799.4)
Equity index total return swaps – long positions (Russell 2000)	–	–	–	–	–	(14.0)

	(6,327.4)	(190.7)	(7,668.5)	(167.4)	(1,982.0)	(1,005.5)

Net (short) exposure and financial effects	115.2		(74.5)		(536.9)	113.2

(1)
Excludes the company's insurance and reinsurance associates. See note 6 for details.

The tables that follow illustrate the potential impact on net earnings of various combinations of changes in fair value of the company's equity and equity-related holdings and simultaneous changes in global equity markets at December 31, 2013 and 2012. The analysis assumes variations ranging from 5% to 10% which the company believes to be reasonably possible based on analysis of the return on various equity indexes and management's knowledge of global equity markets.

Scenarios 1 and 2 illustrate the potential impact of a 10% change in the fair value of the company's equity and equity-related holdings while global equity markets also change by 10%. Scenarios 3 and 4 illustrate the potential impact of imperfect correlation between the company's equity and equity-related holdings and global equity markets (hedging basis risk) whereby the company's equity and equity-related holdings decrease by 10% and 5% respectively, while global equity markets remain unchanged. Scenarios 5 and 6 further illustrate hedging basis risk whereby global equity markets increase by 5% and 10% respectively, while the fair value of the company's equity and equity-related holdings remain unchanged. Certain shortcomings are inherent in the method of analysis presented as the analysis assumes that all variables, with the exception of those described in each scenario, are held constant.

December 31, 2013

Scenario	1	2	3	4	5	6
Change in the company's equity and equity-related holdings	+10%	-10%	-10%	-5%	–	–
Change in global equity markets	+10%	-10%	–	–	+5%	+10%
Equity and equity-related holdings	515.2	(513.4)	(513.4)	(256.9)	–	–
Equity hedges	(651.8)	651.8	–	–	(325.9)	(651.8)

Pre-tax impact on net earnings	(136.6)	138.4	(513.4)	(256.9)	(325.9)	(651.8)

After-tax impact on net earnings	(99.6)	101.4	(380.8)	(190.6)	(241.1)	(482.2)

December 31, 2012

Scenario	1	2	3	4	5	6
Change in the company's equity and equity-related holdings	+10%	-10%	-10%	-5%	–	–
Change in global equity markets	+10%	-10%	–	–	+5%	+10%
Equity and equity-related holdings	626.1	(624.7)	(624.7)	(312.5)	–	–
Equity hedges	(783.6)	783.6	–	–	(391.8)	(783.6)

Pre-tax impact on net earnings	(157.5)	158.9	(624.7)	(312.5)	(391.8)	(783.6)

After-tax impact on net earnings	(123.4)	124.5	(449.7)	(225.0)	(287.1)	(574.2)

In each of the scenarios shown in the tables above, the change in the fair value of the company's equity and equity-related holdings (excluding investments in associates as discussed below) and equity hedges will be reflected in the company's net earnings as the majority of the company's equity investment holdings are classified as at FVTPL. From an economic perspective, the company believes it would be appropriate to include the fair value of certain of its investments in associates (those that are comprised of publicly traded companies, other than insurance and reinsurance holdings (see note 6)) as a component of its total equity and equity-related holdings when measuring the effectiveness of its equity hedges. However, any unrealized change in the fair value of an investment in associate is generally recognized in the company's consolidated financial reporting only upon ultimate disposition of the associate. Accordingly, such changes in fair value have been excluded from each of the scenarios presented above consistent with the company's financial reporting.

At December 31, 2013 the company's exposure to the ten largest issuers of common stock owned in the investment portfolio was $2,713.1 (December 31, 2012 – $3,492.1), which represented 10.9% (December 31, 2012 – 13.4%) of the total investment portfolio. The exposure to the largest single issuer of common stock held at December 31, 2013 was $958.9 (December 31, 2012 – $604.7), which represented 3.9% (December 31, 2012 – 2.3%) of the total investment portfolio.

Risk of Decreasing Price Levels

The risk of decreases in the general price level of goods and services is the potential for a negative impact on the consolidated balance sheet (including the company's equity and equity-related holdings and fixed income investments in non-sovereign debt) and/or consolidated statement of earnings. Among their effects on the economy, decreasing price levels typically result in decreased consumption, restriction of credit, shrinking output and investment and numerous bankruptcies.

The company has purchased derivative contracts referenced to the CPI in the geographic regions in which it operates, which serve as an economic hedge against the potential adverse financial impact on the company of decreasing price levels. At December 31, 2013 these contracts have a remaining weighted average life of 7.5 years (December 31, 2012 – 7.7 years), a notional amount of $82,866.9 (December 31, 2012 – $48,436.0) and a fair value of $131.7 (December 31, 2012 – $115.8). As the average remaining life of a contract declines, the fair value of the contract (excluding the impact of CPI changes) will generally decline. The company's maximum potential loss on any contract is limited to the original cost of that contract.

During 2013 the company purchased notional amounts of $32,327.7 (2012 – $1,450.0) of CPI-linked derivative contracts at a cost of $99.8 (2012 – $6.1). The company also paid additional premiums of $24.0 in 2013 (2012 –

$28.3) to increase the strike price of its CPI-linked derivative contracts (primarily its U.S. CPI-linked derivatives). These transactions increased the weighted average strike price of the U.S. CPI-linked derivative contracts from 223.98 at December 31, 2012 to 230.43 at December 31, 2013. The company's CPI-linked derivative contracts produced unrealized losses of $126.9 in 2013 (2012 – $129.2).

The CPI-linked derivative contracts are extremely volatile with the result that their market value and their liquidity may vary dramatically either up or down in short periods and their ultimate value will therefore only be known upon their disposition or settlement. The company's purchase of these derivative contracts is consistent with its capital management framework designed to protect its capital in the long term. Due to the uncertainty of the market conditions which may exist many years into the future, it is not possible to predict the future impact of this aspect of the company's risk management program.

Foreign Currency Risk

Foreign currency risk is the risk that the fair value or cash flows of a financial instrument or another asset will fluctuate because of changes in exchange rates and as a result, could produce an adverse effect on earnings and equity when measured in a company's functional currency. The company is exposed to foreign currency risk through transactions conducted in currencies other than the U.S. dollar, and also through its investments in associates and net investment in subsidiaries that have a functional currency other than the U.S. dollar. Long and short foreign exchange forward contracts primarily denominated in the euro, the British pound sterling and the Canadian dollar are used to manage foreign currency exposure on foreign currency denominated transactions. Foreign currency denominated liabilities may be used to manage the company's foreign currency exposures to net investments in foreign operations having a functional currency other than the U.S. dollar. The company's exposure to foreign currency risk was not significantly different at December 31, 2013 compared to December 31, 2012.

The company's foreign currency risk management objective is to mitigate the net earnings impact of foreign currency rate fluctuations. The company has a process to accumulate, on a consolidated basis, all significant asset and liability exposures relating to foreign currencies. These exposures are matched and any net unmatched positions, whether long or short, are identified. The company may then take action to cure an unmatched position through the acquisition of a derivative contract or the purchase or sale of investment assets denominated in the exposed currency. Rarely does the company maintain an unmatched position for extended periods of time.

A portion of the company's premiums are written in foreign currencies and a portion of the company's loss reserves are denominated in foreign currencies. Moreover, a portion of the company's cash and investments are held in currencies other than the U.S. dollar. In general, the company manages foreign currency risk on liabilities by investing in financial instruments and other assets denominated in the same currency as the liabilities to which they relate. The company also monitors the exposure of invested assets to foreign currency risk and limits these amounts as deemed necessary. The company may nevertheless, from time to time, experience gains or losses resulting from fluctuations in the values of these foreign currencies, which may favourably or adversely affect operating results.

During 2013 the company designated the Cdn$250.0 principal amount of its 5.84% unsecured senior notes due 2022 issued on January 21, 2013 as a hedge of a portion of its net investment in its Canadian subsidiaries. At December 31, 2013 the company had designated the carrying value of Cdn$1,525.0 principal amount of its Canadian dollar denominated unsecured senior notes with a fair value of $1,544.4 (December 31, 2012 – principal amount of Cdn$1,275.0 with a fair value of $1,424.4) as a hedge of its net investment in its Canadian subsidiaries for financial reporting purposes. In 2013 the company recognized pre-tax gains of $96.9 (2012 – pre-tax losses of $20.4) related to foreign currency movements on the unsecured senior notes in change in gains (losses) on hedge of net investment in Canadian subsidiaries in the consolidated statement of comprehensive income.

The pre-tax foreign exchange effect on certain line items in the company's consolidated financial statements for the years ended December 31 follows:

	2013	2012
Net gains (losses) on investments
Investing activities	69.3	(60.0)
Underwriting activities	15.8	3.2
Foreign currency contracts	(22.7)	(19.4)

Foreign currency gains (losses) included in pre-tax earnings (loss)	62.4	(76.2)

The table below shows the approximate effect of the appreciation of the U.S. dollar compared with the Canadian dollar, the euro, the British pound sterling and all other currencies respectively, by 5% on pre-tax earnings (loss), net earnings (loss), pre-tax other comprehensive income (loss) and other comprehensive income (loss).

	2013	2012
Canadian dollar
Impact on pre-tax earnings (loss)	(4.2)	(3.5)
Impact on net earnings (loss)	(5.4)	(6.4)
Impact on pre-tax other comprehensive income (loss)	(15.7)	(33.5)
Impact on other comprehensive income (loss)	(12.4)	(29.8)
Euro
Impact on pre-tax earnings (loss)	(37.9)	(20.9)
Impact on net earnings (loss)	(27.5)	(15.5)
Impact on pre-tax other comprehensive income (loss)	1.0	23.5
Impact on other comprehensive income (loss)	(0.5)	14.6
British pound sterling
Impact on pre-tax earnings (loss)	6.0	6.3
Impact on net earnings (loss)	4.0	4.0
Impact on pre-tax other comprehensive income (loss)	(39.2)	(35.1)
Impact on other comprehensive income (loss)	(32.3)	(29.0)
All other currencies
Impact on pre-tax earnings (loss)	67.4	62.3
Impact on net earnings (loss)	50.0	47.1
Impact on pre-tax other comprehensive income (loss)	(50.9)	(48.5)
Impact on other comprehensive income (loss)	(50.6)	(47.5)
Total
Impact on pre-tax earnings (loss)	31.3	44.2
Impact on net earnings (loss)	21.1	29.2
Impact on pre-tax other comprehensive income (loss)	(104.8)	(93.6)
Impact on other comprehensive income (loss)	(95.8)	(91.7)

In the preceding scenarios, certain shortcomings are inherent in the method of analysis presented, as the analysis is based on the assumption that the 5% appreciation of the U.S. dollar occurred with all other variables held constant.

Capital Management

The company's capital management framework is designed to protect, in the following order, its policyholders, its bondholders and its preferred shareholders and then finally to optimize returns to common shareholders. Effective capital management includes measures designed to maintain capital above minimum regulatory levels, above levels required to satisfy issuer credit ratings and financial strength ratings requirements, and above internally determined and calculated risk management levels. Total capital at December 31, 2013, comprising total debt, shareholders' equity attributable to shareholders of Fairfax and non-controlling interests, was $11,455.0 compared to $11,943.1 at December 31, 2012. The company manages its capital based on the following financial measurements and ratios:

	December 31, 2013	December 31, 2012
Holding company cash and investments (net of short sale and derivative obligations)	1,241.6	1,128.0

Long term debt – holding company borrowings	2,491.0	2,377.7
Long term debt – insurance and reinsurance companies	459.5	618.3
Subsidiary indebtedness – non-insurance companies	25.8	52.1
Long term debt – non-insurance companies	18.2	0.5

Total debt	2,994.5	3,048.6

Net debt	1,752.9	1,920.6

Common shareholders' equity	7,186.7	7,654.7
Preferred stock	1,166.4	1,166.4
Non-controlling interests	107.4	73.4

Total equity	8,460.5	8,894.5

Net debt/total equity	20.7%	21.6%
Net debt/net total capital(1)	17.2%	17.8%
Total debt/total capital(2)	26.1%	25.5%
Interest coverage(3)	n/a	4.2	x
Interest and preferred share dividend distribution coverage(4)	n/a	3.0	x
(1)
Net total capital is calculated by the company as the sum of total equity and net debt.

(2)
Total capital is calculated by the company as the sum of total equity and total debt.

(3)
Interest coverage is calculated by the company as the sum of earnings (loss) before income taxes and interest expense divided by interest expense.

(4)
Interest and preferred share dividend distribution coverage is calculated by the company as the sum of earnings (loss) before income taxes and interest expense divided by interest expense and preferred share dividend distributions adjusted to a before tax equivalent at the company's Canadian statutory income tax rate.

The company manages its capital using the ratios presented above because they provide an indication of the company's ability to issue and service debt without impacting the operating companies or their portfolio investments.

During 2013 the company completed a public debt offering of Cdn$250.0 principal amount of a re-opening of unsecured senior notes due 2022 for net proceeds of $259.9 (Cdn$258.1). The company used those proceeds to fund the repayment upon maturity of $182.9 principal amount of OdysseyRe's unsecured senior notes due November 1, 2013, and repurchased and redeemed $48.4 of the outstanding principal amount of its unsecured senior notes due 2017. In addition, the company issued 1 million subordinate voting shares at a price of Cdn$431.00 per share, resulting in net proceeds of $399.5 (Cdn$417.1). These net proceeds were retained to augment holding company cash and investments and to retire outstanding debt and other corporate obligations from time to time.

During 2012 the company issued Cdn$200.0 principal amount of its unsecured senior notes due 2022 and Cdn$237.5 par value of cumulative five-year rate reset preferred shares, Series K, the proceeds from which were used to repurchase $86.3 principal amount of Fairfax's unsecured senior notes upon maturity. The excess net proceeds was retained to augment holding company cash and investments and to retire outstanding debt and other corporate obligations from time to time. On October 19, 2012 TIG Insurance repaid for $200.0 of cash the $160.2 carrying value of its loan note issued in connection with its acquisition of General Fidelity in August 2010.

The company's capital management objectives includes maintaining sufficient liquid resources at the holding company to be able to pay interest on its debt, dividends to its preferred shareholders and all other holding company obligations. Accordingly, the company monitors its interest and preferred share dividend distribution coverage ratio calculated as described in footnote 4 in the table above.

In the U.S., the National Association of Insurance Commissioners ("NAIC") has developed a model law and risk-based capital ("RBC") formula designed to help regulators identify property and casualty insurers that may be inadequately capitalized. Under the NAIC's requirements, an insurer must maintain total capital and surplus above a calculated threshold or face varying levels of regulatory action. The threshold is based on a formula that attempts to quantify the risk of a company's insurance, investment and other business activities. At December 31, 2013 the U.S. insurance, reinsurance and runoff subsidiaries had capital and surplus in excess of the regulatory minimum requirement of two times the authorized control level – each subsidiary had capital and surplus of at least 3.4 times (December 31, 2012 – 3.6 times) the authorized control level, except for TIG Insurance which had 2.1 times (December 31, 2012 – 2.3 times).

In Canada, property and casualty companies are regulated by the Office of the Superintendent of Financial Institutions on the basis of a minimum supervisory target of 150% of a minimum capital test ("MCT") formula. At December 31, 2013 Northbridge's subsidiaries had a weighted average MCT ratio of 205% of the minimum statutory capital required, compared to 196% at December 31, 2012, well in excess of the 150% minimum supervisory target.

In countries other than the U.S. and Canada where the company operates (the United Kingdom, Singapore, Hong Kong, Poland, Brazil, Malaysia and other jurisdictions), the company met or exceeded the applicable regulatory capital requirements at December 31, 2013.

25.  Segmented Information

The company is a financial services holding company which, through its subsidiaries, is engaged in property and casualty insurance, conducted on a primary and reinsurance basis, and runoff operations. The company identifies its operating segments by operating company consistent with its management structure. The company has aggregated certain of these operating segments into reporting segments as subsequently described. The accounting policies of the reporting segments are the same as those described in note 3. Transfer prices for inter-segment transactions are set at arm's length. Geographic premiums are determined based on the domicile of the various subsidiaries and where the primary underlying risk of the business resides.

Insurance

Northbridge – Northbridge is a national commercial property and casualty insurer in Canada providing property and casualty insurance products through its Northbridge Insurance and Federated subsidiaries.

U.S. Insurance – U.S. Insurance is comprised of Crum & Forster and Zenith National. Crum & Forster is a national commercial property and casualty insurance company in the United States writing a broad range of commercial coverages. Its subsidiaries, Seneca Insurance and First Mercury, provide property and casualty insurance to small businesses and certain specialty coverages. Zenith National is primarily engaged in the workers' compensation insurance business in the United States.

Fairfax Asia – Fairfax Asia includes the company's operations that underwrite insurance and reinsurance coverages in Singapore (First Capital), Hong Kong (Falcon) and Malaysia (Pacific Insurance). Fairfax Asia also includes the company's equity accounted interests in Mumbai-based ICICI Lombard (26.0%) and Thailand-based Falcon Thailand (40.5%).

Reinsurance

OdysseyRe – OdysseyRe underwrites reinsurance, providing a full range of property and casualty products on a worldwide basis, and underwrites specialty insurance, primarily in the United States and in the United Kingdom, both directly and through the Lloyd's of London marketplace.

Insurance and Reinsurance – Other

Insurance and Reinsurance – Other is comprised of Group Re, Advent, Polish Re and Fairfax Brasil. Group Re primarily constitutes the participation of CRC Re and Wentworth (both based in Barbados) in the reinsurance of Fairfax's subsidiaries by quota share or through participation in those subsidiaries' third party reinsurance programs on the same terms as third party reinsurers. Group Re also writes third party business. Advent is a reinsurance and insurance company, operating through Syndicate 780 at Lloyd's, focused on specialty property reinsurance and insurance risks. Polish Re underwrites reinsurance in Central and Eastern Europe. Fairfax Brasil writes commercial property and casualty insurance in Brazil.

Runoff

The Runoff reporting segment comprises RiverStone (UK), RiverStone Insurance (since October 12, 2012) and the U.S. runoff company formed on the merger of TIG Insurance and International Insurance Company combined with Old Lyme, Fairmont, General Fidelity, Clearwater, Commonwealth Insurance Company of America (since January 1, 2013) and American Safety (since October 3, 2013). On October 12, 2012 RiverStone Holdings Limited (RiverStone (UK)'s parent company) acquired a 100% interest in RiverStone Insurance for cash purchase consideration of $335.1 (208.3 British pound sterling), pursuant to the transaction described in note 23. RiverStone Insurance is located in London, England and wrote U.K. domestic and international insurance and reinsurance business prior to being placed into runoff early in 2012.

Other

The Other reporting segment is comprised of Ridley, William Ashley, Sporting Life, Prime Restaurants, Thomas Cook India and IKYA (since May 14, 2013). Ridley is engaged in the animal nutrition business in the U.S. and Canada. William Ashley is a prestige retailer of exclusive tableware and gifts in Canada. Sporting Life is a Canadian retailer of sporting goods and sports apparel. Prime Restaurants (acquired on January 10, 2012) franchises, owns and operates a network of casual dining restaurants and pubs primarily in Canada. The assets and liabilities of Prime Restaurants were de-consolidated from the company's financial reporting effective October 31, 2013 following the sale of Prime Restaurants to Cara pursuant to the transaction described in note 23. Thomas Cook India (acquired on August 14, 2012 pursuant to the transaction described in note 23) is an integrated travel and travel-related financial services company in India offering a broad range of services that include foreign exchange, corporate and leisure travel and insurance. IKYA (acquired by Thomas Cook India on May 14, 2013 pursuant to the transaction described in note 23) provides specialized human resources services to leading corporate clients in India.

Corporate and Other

Corporate and Other includes the parent entity (Fairfax Financial Holdings Limited), its subsidiary intermediate holding companies, Hamblin Watsa, an investment management company and MFXchange, a technology company.

Pre-tax Income (Loss) by Reporting Segment

Pre-tax income (loss) by reporting segment for the years ended December 31 was as follows:

2013

					Insurance and Reinsurance
	Insurance			Reinsurance
										Eliminations and adjustments
	Northbridge	U.S.	Fairfax Asia	OdysseyRe	Other	Ongoing operations	Runoff	Other	Corporate and Other		Consolidated
Gross premiums written
External	1,147.6	2,278.0	530.0	2,700.1	535.1	7,190.8	36.3	–	–	–	7,227.1
Intercompany	2.4	0.5	0.2	15.4	3.4	21.9	–	–	–	(21.9)	–

	1,150.0	2,278.5	530.2	2,715.5	538.5	7,212.7	36.3	–	–	(21.9)	7,227.1

Net premiums written	1,031.4	1,933.2	257.4	2,376.9	406.9	6,005.8	30.4	–	–	–	6,036.2

Net premiums earned
External	997.8	1,942.0	274.9	2,370.7	407.6	5,993.0	84.3	–	–	–	6,077.3
Intercompany	(7.6)	(7.2)	(18.7)	2.9	31.9	1.3	(1.3)	–	–	–	–

	990.2	1,934.8	256.2	2,373.6	439.5	5,994.3	83.0	–	–	–	6,077.3
Underwriting expenses	(972.0)	(1,939.9)	(224.2)	(1,993.7)	(424.5)	(5,554.3)	(71.7)	–	–	–	(5,626.0)

Underwriting profit (loss)	18.2	(5.1)	32.0	379.9	15.0	440.0	11.3	–	–	–	451.3

Interest income	19.3	62.9	20.9	144.2	19.7	267.0	67.2	–	(27.4)	–	306.8
Dividends	16.2	15.4	5.9	32.1	5.6	75.2	12.1	–	8.0	–	95.3
Investment expenses	(19.4)	(18.5)	(2.8)	(37.9)	(13.7)	(92.3)	(17.5)	–	(3.7)	88.3	(25.2)

Interest and dividends	16.1	59.8	24.0	138.4	11.6	249.9	61.8	–	(23.1)	88.3	376.9

Share of profit of associates	11.0	0.8	12.7	53.3	2.5	80.3	4.2	0.8	11.4	–	96.7

Other
Revenue	–	–	–	–	–	–	–	958.0	–	–	958.0
Expenses	–	–	–	–	–	–	–	(906.9)	–	–	(906.9)

	–	–	–	–	–	–	–	51.1	–	–	51.1

Operating income (loss)	45.3	55.5	68.7	571.6	29.1	770.2	77.3	51.9	(11.7)	88.3	976.0
Net gains (losses) on investments	(55.5)	(445.0)	(23.8)	(816.5)	18.8	(1,322.0)	(306.5)	–	64.5	–	(1,564.0)
Loss on repurchase of long term debt(1)	–	–	–	–	–	–	–	–	(3.4)	–	(3.4)
Interest expense	–	(4.8)	–	(24.8)	(4.3)	(33.9)	(0.4)	(4.6)	(172.3)	–	(211.2)
Corporate overhead	(37.2)	(36.6)	(0.1)	(22.0)	(0.1)	(96.0)	–	–	(14.2)	(88.3)	(198.5)

Pre-tax income (loss)	(47.4)	(430.9)	44.8	(291.7)	43.5	(681.7)	(229.6)	47.3	(137.1)	–	(1,001.1)
Income taxes											436.6

Net loss											(564.5)

Attributable to:
Shareholders of Fairfax											(573.4)
Non-controlling interests											8.9

											(564.5)

(1)
Loss on repurchase of long term debt of $3.4 related to the repurchase by Fairfax of its unsecured senior notes due 2017. This amount is included in other expenses in the consolidated statement of earnings.

2012

					Insurance and Reinsurance
	Insurance			Reinsurance
										Eliminations and adjustments
	Northbridge	U.S.	Fairfax Asia	OdysseyRe	Other	Ongoing operations	Runoff	Other	Corporate and Other		Consolidated
Gross premiums written
External	1,192.6	2,159.4	515.5	2,760.9	548.7	7,177.1	221.2	–	–	–	7,398.3
Intercompany	1.7	3.8	(0.3)	12.3	102.9	120.4	–	–	–	(120.4)	–

	1,194.3	2,163.2	515.2	2,773.2	651.6	7,297.5	221.2	–	–	(120.4)	7,398.3

Net premiums written	948.7	1,872.8	240.6	2,402.3	530.6	5,995.0	199.1	–	–	–	6,194.1

Net premiums earned
External	1,078.5	1,811.1	244.5	2,306.9	417.7	5,858.7	226.2	–	–	–	6,084.9
Intercompany	(86.3)	0.5	(13.1)	8.4	96.6	6.1	(6.1)	–	–	–	–

	992.2	1,811.6	231.4	2,315.3	514.3	5,864.8	220.1	–	–	–	6,084.9
Underwriting expenses	(1,053.9)	(2,017.9)	(201.3)	(2,049.5)	(536.1)	(5,858.7)	(277.4)	–	–	–	(6,136.1)

Underwriting profit (loss)	(61.7)	(206.3)	30.1	265.8	(21.8)	6.1	(57.3)	–	–	–	(51.2)

Interest income	36.2	54.7	18.3	146.1	27.9	283.2	74.0	–	(30.7)	–	326.5
Dividends	19.1	24.0	5.4	31.0	7.1	86.6	13.0	–	9.4	–	109.0
Investment expenses	(13.5)	(20.8)	(2.5)	(35.2)	(14.0)	(86.0)	(14.3)	–	(2.7)	76.8	(26.2)

Interest and dividends	41.8	57.9	21.2	141.9	21.0	283.8	72.7	–	(24.0)	76.8	409.3

Share of profit (loss) of associates	(0.3)	(8.3)	15.0	(14.4)	16.6	8.6	(7.6)	0.2	13.8	–	15.0

Other
Revenue(1)	–	–	–	–	–	–	6.8	864.2	–	–	871.0
Expenses	–	–	–	–	–	–	–	(830.3)	–	–	(830.3)

	–	–	–	–	–	–	6.8	33.9	–	–	40.7

Operating income (loss)	(20.2)	(156.7)	66.3	393.3	15.8	298.5	14.6	34.1	(10.2)	76.8	413.8
Net gains (losses) on investments	(63.1)	147.3	0.3	267.2	235.6	587.3	215.8	3.7	(164.2)	–	642.6
Loss on repurchase of long term debt(2)	–	(0.8)	–	–	–	(0.8)	(39.8)	–	–	–	(40.6)
Interest expense	–	(5.7)	–	(27.7)	(4.5)	(37.9)	(7.5)	(2.2)	(160.6)	–	(208.2)
Corporate overhead	(17.2)	(23.2)	–	(23.1)	(0.4)	(63.9)	–	–	(17.9)	(76.8)	(158.6)

Pre-tax income (loss)	(100.5)	(39.1)	66.6	609.7	246.5	783.2	183.1	35.6	(352.9)	–	649.0
Income taxes											(114.0)

Net earnings											535.0

Attributable to:
Shareholders of Fairfax											526.9
Non-controlling interests											8.1

											535.0

(1)
Runoff segment revenue included $6.8 of the excess of net assets acquired over the purchase price related to the acquisition of RiverStone Insurance (included in other revenue in the consolidated statement of earnings) as described in note 23.

(2)
Loss on repurchase of long term debt of $40.6 related to the repurchase by Crum & Forster of its unsecured senior notes ($0.8) and the repayment by Runoff of the loan note issued by TIG Insurance in connection with its acquisition of General Fidelity ($39.8). These amounts are included in other expenses in the consolidated statement of earnings.

Significant Non-cash Items

Significant non-cash items by reporting segment for the years ended December 31 were as follows:

		Share of profit (loss) of associates		Depreciation, amortization and impairment of premises & equipment and intangible assets
		2013	2012	2013	2012
Insurance	– Canada (Northbridge)	11.0	(0.3)	41.7	10.8
	– U.S. (Crum & Forster and Zenith National) 0.8		(8.3)	24.8	31.2
	– Asia (Fairfax Asia)	12.7	15.0	0.4	0.4
Reinsurance	– OdysseyRe	53.3	(14.4)	12.0	9.9
Insurance and Reinsurance – Other		2.5	16.6	1.7	1.6

Ongoing operations		80.3	8.6	80.6	53.9
Runoff		4.2	(7.6)	3.2	1.4
Other		0.8	0.2	16.5	12.2
Corporate and other		11.4	13.8	4.0	3.5

Consolidated		96.7	15.0	104.3	71.0

During 2013 Northbridge wrote off software development costs that resulted in an impairment charge of $31.2. During 2012 the company acquired a 100% interest in RiverStone Insurance and recorded $6.8 of excess of fair value of net assets acquired over purchase price, as described in note 23.

Investments in Associates, Additions to Goodwill, Segment Assets and Segment Liabilities

Investments in associates, additions to goodwill, segment assets and segment liabilities by reporting segment as at and for the years ended December 31 were as follows:

		Investments in associates		Additions to goodwill		Segment assets		Segment liabilities
		2013	2012	2013	2012	2013	2012	2013	2012
Insurance	– Canada (Northbridge)	176.5	153.2	–	–	4,988.4	5,436.6	3,508.5	3,882.4
	– U.S. (Crum & Forster and Zenith National)	119.5	109.3	21.2	–	8,482.6	8,445.2	6,283.6	6,064.7
	– Asia (Fairfax Asia)	115.1	109.7	–	–	1,795.0	1,676.7	1,185.0	1,146.4
Reinsurance	– OdysseyRe	492.4	400.2	–	–	11,141.8	11,380.6	7,332.5	7,599.7
Insurance and Reinsurance – Other		64.3	132.8	–	–	2,265.0	2,428.2	1,563.5	1,654.8

Ongoing operations		967.8	905.2	21.2	–	28,672.8	29,367.3	19,873.1	20,348.0
Runoff		210.6	201.8	34.4	–	7,476.9	8,000.5	5,879.1	6,226.6
Other		17.3	17.6	27.6	88.1	682.9	682.3	321.3	277.7
Corporate and other and eliminations and adjustments		236.8	230.7	–	–	(873.8)	(1,104.7)	1,424.8	1,198.6

Consolidated		1,432.5	1,355.3	83.2	88.1	35,958.8	36,945.4	27,498.3	28,050.9

Product Line

Revenue by product line for the years ended December 31 was as follows:

		Property		Casualty		Specialty		Total
		2013	2012	2013	2012	2013	2012	2013	2012
Net premiums earned
Insurance	– Canada (Northbridge)	420.7	415.4	478.3	481.8	91.2	95.0	990.2	992.2
	– U.S. (Crum & Forster and Zenith National) 178.0		150.4	1,693.9	1,609.3	62.9	51.9	1,934.8	1,811.6
	– Asia (Fairfax Asia)	23.2	19.1	174.1	152.3	58.9	60.0	256.2	231.4
Reinsurance	– OdysseyRe	1,235.0	1,204.6	859.6	838.5	279.0	272.2	2,373.6	2,315.3
Insurance and Reinsurance – Other		244.8	282.6	121.1	166.4	73.6	65.3	439.5	514.3

Ongoing operations		2,101.7	2,072.1	3,327.0	3,248.3	565.6	544.4	5,994.3	5,864.8
Runoff		1.3	–	15.3	0.2	66.4	219.9	83.0	220.1

		2,103.0	2,072.1	3,342.3	3,248.5	632.0	764.3	6,077.3	6,084.9
Interest and dividends								376.9	409.3
Share of profit of associates								96.7	15.0
Net gains (losses) on investments								(1,564.0)	642.6
Other								958.0	871.0

Total consolidated revenue								5,944.9	8,022.8

Geographic Region

Revenue by geographic region for the years ended December 31 was as follows:

		Canada		United States		Asia(1)		International(2)		Total
		2013	2012	2013	2012	2013	2012	2013	2012	2013	2012
Net premiums earned
Insurance	– Canada (Northbridge)	980.6	969.6	9.5	22.5	–	–	0.1	0.1	990.2	992.2
	– U.S. (Crum & Forster and Zenith National) –		–	1,934.7	1,811.4	–	–	0.1	0.2	1,934.8	1,811.6
	– Asia (Fairfax Asia)	–	–	–	–	256.2	231.4	–	–	256.2	231.4
Reinsurance	– OdysseyRe	95.7	104.1	1,281.3	1,181.0	249.7	235.2	746.9	795.0	2,373.6	2,315.3
Insurance and Reinsurance – Other		19.6	85.3	120.3	101.1	60.5	54.3	239.1	273.6	439.5	514.3

Ongoing operations		1,095.9	1,159.0	3,345.8	3,116.0	566.4	520.9	986.2	1,068.9	5,994.3	5,864.8
Runoff		–	–	31.5	2.9	–	–	51.5	217.2	83.0	220.1

		1,095.9	1,159.0	3,377.3	3,118.9	566.4	520.9	1,037.7	1,286.1	6,077.3	6,084.9
Interest and dividends										376.9	409.3
Share of profit of associates										96.7	15.0
Net gains (losses) on investments										(1,564.0)	642.6
Other										958.0	871.0

Total consolidated revenue										5,944.9	8,022.8

Allocation of revenue		18.0%	19.0%	55.6%	51.3%	9.3%	8.6%	17.1%	21.1%
(1)
The Asia geographic segment comprises countries located throughout Asia including China, India, the Middle East, Malaysia, Singapore and Thailand.

(2)
The International geographic segment comprises Australia and countries located in Africa, Europe and South America.

26.  Expenses

Losses on claims, net, operating expenses and other expenses for the years ended December 31 were comprised as follows:

	2013	2012
Losses and loss adjustment expenses	3,467.5	4,050.4
Salaries and employee benefits expense (note 27)	1,010.1	943.6
Other reporting segment cost of sales	623.2	580.3
Depreciation, amortization and impairment charges	104.3	71.0
Premium taxes	93.8	100.9
Audit, legal and tax professional fees	93.0	135.5
Information technology costs	78.1	65.9
Operating lease costs	66.2	65.5
Restructuring costs	12.9	12.4
Loss on repurchase of long term debt (note 15)	3.4	40.6
Administrative expense and other	213.1	179.5

	5,765.6	6,245.6

27.  Salaries and Employee Benefits Expense

Salaries and employee benefits expense for the years ended December 31 were comprised as follows:

	2013	2012
Wages and salaries	790.4	733.4
Employee benefits	141.9	138.7
Defined benefit pension plan expense (note 21)	24.9	23.4
Defined contribution pension plan expense (note 21)	21.9	19.3
Share-based payments to directors and employees	20.5	27.5
Defined benefit post retirement expense (note 21)	10.5	1.3

	1,010.1	943.6

28.  Supplementary Cash Flow Information

Cash and cash equivalents were included in the consolidated balance sheets as follows:

	December 31, 2013	December 31, 2012
Holding company cash and investments:
Cash and balances with banks	157.2	99.9
Treasury bills and other eligible bills	57.2	113.0

	214.4	212.9

Subsidiary cash and short term investments:
Cash and balances with banks	1,786.7	1,432.0
Treasury bills and other eligible bills	2,091.7	1,296.6

	3,878.4	2,728.6

Subsidiary assets pledged for short sale and derivative obligations:
Cash and balances with banks	–	4.8
Treasury bills and other eligible bills	11.8	46.3

	11.8	51.1

Subsidiary indebtedness – bank overdrafts	(6.0)	(5.2)

Cash, cash equivalents and bank overdrafts included in the consolidated balance sheets	4,098.6	2,987.4

Less: Subsidiary cash and cash equivalents – restricted(1)
Cash and balances with banks	96.7	50.6
Treasury bills and other eligible bills	243.7	121.5

	340.4	172.1

Cash, cash equivalents and bank overdrafts included in the consolidated statements of cash flows	3,758.2	2,815.3

(1)
Cash, cash equivalents and bank overdrafts as presented in the consolidated statements of cash flows excludes balances that are restricted. Restricted cash and cash equivalents are comprised primarily of amounts required to be maintained on deposit with various regulatory authorities to support the subsidiaries' insurance and reinsurance operations.

Details of certain cash flows included in the consolidated statements of cash flows for the years ended December 31 were as follows:

		2013	2012
(a)	Net (purchases) sales of securities classified as at FVTPL
	Short term investments	1,159.1	(232.7)
	Bonds	8.7	2,536.2
	Preferred stocks	(34.6)	(28.9)
	Common stocks	1,585.6	(367.6)
	Net derivatives and short sales	(1,823.1)	(801.3)

		895.7	1,105.7

(b)	Changes in operating assets and liabilities
	Net increase in restricted cash and cash equivalents	(168.5)	(34.6)
	Provision for losses and loss adjustment expenses	(855.3)	256.2
	Provision for unearned premiums	(67.6)	102.3
	Insurance contract receivables	(57.2)	130.1
	Recoverable from reinsurers	481.0	(92.5)
	Other receivables	0.9	(19.9)
	Funds withheld payable to reinsurers	(34.4)	20.8
	Accounts payable and accrued liabilities	(84.5)	(162.6)
	Income taxes payable	9.8	57.2
	Other	8.9	(12.7)

		(766.9)	244.3

(c)	Net interest and dividends received
	Interest and dividends received	547.7	621.0
	Interest paid	(199.7)	(187.8)

		348.0	433.2

(d)	Net income taxes (paid) refund received	19.9	(69.2)

(e)	Dividends paid
	Common share dividends paid	(205.5)	(205.8)
	Preferred share dividends paid	(60.8)	(60.5)
	Dividends paid to non-controlling interests	(6.4)	(6.7)

		(272.7)	(273.0)

29.  Related Party Transactions

Compensation for the company's key management team for the years ended December 31 was as follows:

	2013	2012
Salaries and other short-term employee benefits	7.1	7.6
Share-based payments	1.0	0.9

	8.1	8.5

Compensation for the company's Board of Directors for the years ended December 31 was as follows:

	2013	2012
Retainers and fees	1.0	0.9
Share-based payments	0.1	0.3

	1.1	1.2

The compensation presented above is determined in accordance with the company's IFRS accounting policies and will differ from the compensation presented in the company's Management Proxy Circular.

Index to Management's Discussion and Analysis of Financial Condition and Results of Operations

Notes to Management's Discussion and Analysis of Financial Condition and Results of Operations	116
Overview of Consolidated Performance	117
Business Developments
Acquisitions and Divestitures	117
Operating Environment	119
Sources of Revenue	119
Net Premiums Earned by Geographic Region	123
Sources of Net Earnings	124
Net Earnings by Reporting Segment	127
Balance Sheets by Reporting Segment	128
Components of Net Earnings
Underwriting and Operating Income	131
Interest and Dividends	151
Net Gains (Losses) on Investments	152
Interest Expense	151
Corporate Overhead and Other	152
Income Taxes	153
Non-controlling Interests	153
Components of Consolidated Balance Sheets
Consolidated Balance Sheet Summary	154
Provision for Losses and Loss Adjustment Expenses	156
Asbestos and Pollution	170
Recoverable from Reinsurers	173
Investments
Hamblin Watsa Investment Counsel Ltd.	177
Overview of Investment Performance	178
Interest and Dividend Income	179
Net Gains (Losses) on Investments	180
Total Return on the Investment Portfolio	181
Bonds	183
Common Stocks	184
Derivatives and Derivative Counterparties	185
Float	186
Financial Condition
Capital Resources and Management	188
Book Value per Share	190
Liquidity	191
Contractual Obligations	193
Accounting and Disclosure Matters
Management's Evaluation of Disclosure Controls and Procedures	193
Management's Report on Internal Control Over Financial Reporting	193
Critical Accounting Estimates and Judgments	194
Significant Accounting Changes	194
Future Accounting Changes	195
Risk Management
Overview	197
Issues and Risks	197
Other
Quarterly Data (unaudited)	206
Stock Prices and Share Information	206
Compliance with Corporate Governance Rules	207
Forward-Looking Statements	207

Management's Discussion and Analysis of Financial Condition and Results of Operations

(as of March 7, 2014)

(Figures and amounts are in US$ and $ millions except per share amounts and as otherwise indicated. Figures may not add due to rounding.)

Notes to Management's Discussion and Analysis of Financial Condition and Results of Operations

  (1)
  Readers of the Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") should review the entire Annual Report for additional commentary and information. Additional information relating to the company, including its annual information form, can be found on SEDAR at www.sedar.com. Additional information can also be accessed from the company's website www.fairfax.ca.

  (2)
  Management analyzes and assesses the underlying insurance, reinsurance and runoff operations and the financial position of the consolidated group in various ways. Certain of the measures provided in this Annual Report, which have been used historically and disclosed regularly in Fairfax's Annual Reports and interim financial reporting, are non-GAAP measures. Where non-GAAP measures are used, descriptions have been provided in the commentary as to the nature of the adjustments made.

  (3)
  The combined ratio is the traditional measure of underwriting results of property and casualty companies. A non-GAAP measure, the combined ratio is calculated by the company as the sum of the loss ratio (claims losses and loss adjustment expenses expressed as a percentage of net premiums earned) and the expense ratio (commissions, premium acquisition costs and other underwriting expenses expressed as a percentage of net premiums earned). Other non-GAAP measures used by the company include the commission expense ratio (commissions expressed as a percentage of net premiums earned) and the accident year combined ratio (calculated in the same manner as the combined ratio but excluding the net favourable or adverse development of reserves established for claims that occurred in previous accident years).

  (4)
  "Interest and dividends" in this MD&A is derived from the consolidated statement of earnings prepared in accordance with IFRS as issued by the IASB and is comprised of the sum of interest and dividends and share of profit (loss) of associates. "Consolidated interest and dividend income" in this MD&A refers to interest and dividends as presented in the consolidated statement of earnings.

  (5)
  The company's long equity total return swaps allow the company to receive the total return on a notional amount of an equity index or individual equity security (including dividends and capital gains or losses) in exchange for the payment of a floating rate of interest on the notional amount. Conversely, short equity total return swaps allow the company to pay the total return on a notional amount of an equity index or individual equity security in exchange for the receipt of a floating rate of interest on the notional amount. Throughout this MD&A, the term "total return swap expense" refers to the net dividends and interest paid or received related to the company's long and short equity and equity index total return swaps.

  (6)
  Additional GAAP measures included in the Capital Resources and Management section of this MD&A include: net debt divided by total equity, net debt divided by net total capital and total debt divided by total capital. The company also calculates an interest coverage ratio and an interest and preferred share dividend distribution coverage ratio as a measure of its ability to service its debt and pay dividends to its preferred shareholders.

  (7)
  Average annual return on average equity, a non-GAAP measure, is derived from segment balance sheets and segment operating results. It is calculated for a reporting segment as the cumulative net earnings for a specified period of time expressed as a percentage of average equity over the same period.

  (8)
  Intercompany shareholdings are presented as 'Investments in Fairfax affiliates' on the segmented balance sheets and carried at cost.

  (9)
  References in this MD&A to the company's insurance and reinsurance operations do not include its runoff operations.

Overview of Consolidated Performance

The underwriting profit of the insurance and reinsurance operations increased to $440.0 in 2013 from $6.1 in 2012 and the combined ratio improved to 92.7% in 2013 from 99.9% in 2012, reflecting the continuing focus on profitable underwriting with conservative reserving, resulting in an improved accident year combined ratio and meaningful net favourable prior year reserve development, while net premiums written remained essentially flat. Operating income of the insurance and reinsurance operations (excluding net gains (losses) on investments) increased to $770.2 in 2013 from $298.5 in 2012 primarily as a result of higher underwriting profits.

Net investment losses of $1,564.0 in 2013 (compared to net investment gains of $642.6 in 2012) were principally comprised of hedging losses and unrealized mark-to-market losses resulting from fluctuations in the investment portfolio primarily related to bonds, partially offset by realized gains on the common stock portfolios of $1.3 billion. Consolidated interest and dividend income decreased to $376.9 in 2013 from $409.3 in 2012 reflecting the impact of sales of higher yielding government and corporate bonds during 2012 and 2013 and sales of dividend paying common stocks during 2013, the proceeds of which were reinvested into lower yielding cash and short term investments. At December 31, 2013 the company had holdings of cash and short term investments of $8,011.4 which accounted for 32.2% of its portfolio investments.

Reflecting the hedging losses and unrealized mark-to-market losses in the investment portfolio, there was a net loss of $573.4 in 2013 compared to net earnings of $526.9 in 2012. Consequently, the company's consolidated total debt to total capital ratio increased to 26.1% at December 31, 2013 from 25.5% at December 31, 2012, and its common shareholders' equity at December 31, 2013 was $7,186.7 or $339.00 per basic share compared to $7,654.7 or $378.10 per basic share at December 31, 2012 (a decrease of 7.8%, adjusted for the $10.00 per common share dividend paid in the first quarter of 2013).

Maintaining its emphasis on financial soundness, the company held $1,296.7 of cash and investments at the holding company level ($1,241.6 net of $55.1 of holding company short sale and derivative obligations) at December 31, 2013 compared to $1,169.2 ($1,128.0 net of $41.2 of holding company short sale and derivative obligations) at December 31, 2012.

Business Developments

    Acquisitions and Divestitures

      Subsequent to December 31, 2013

On February 4, 2014 the company completed the acquisition of 51.0% of the outstanding common shares of Keg Restaurants Limited ("The Keg") for cash purchase consideration of $76.7 (Cdn$85.0). The assets and liabilities and results of operations of The Keg will be consolidated in the Other reporting segment. The Keg franchises, owns and operates a network of premium dining restaurants across Canada and in select locations in the United States.

      Year ended December 31, 2013

On October 31, 2013 the company contributed its 81.7% interest in Prime Restaurants Inc. ("Prime Restaurants") to Cara Operations Limited ("Cara") in exchange for Cara preferred shares and equity warrants with a combined fair value of $54.5 (Cdn$56.9). Subsequently, the company determined that it no longer controlled Prime Restaurants and de-consolidated Prime Restaurants from its financial reporting effective October 31, 2013, resulting in the recognition of a loss on disposition of $4.2 (Cdn$4.4) in 2013. The company determined that it had obtained significant influence over Cara effective October 31, 2013 but as the company did not hold any Cara common shares, the equity method of accounting could not be applied. The Cara preferred shares, equity warrants and subordinated debt (purchased in a separate transaction described in note 23 (Acquisitions and Divestitures) to the consolidated financial statements for the year ended December 31, 2013) are recorded as at FVTPL investments in holding company cash and investments and portfolio investments on the consolidated balance sheet.

On October 3, 2013 the company acquired all of the outstanding common shares of American Safety Insurance Holdings, Ltd. ("American Safety") for $30.25 per share in cash, representing aggregate purchase consideration of $317.1. On October 8, 2013 the company sold American Safety's Bermuda-based reinsurance subsidiary ("AS Re") to an unrelated third party for net proceeds of $52.5. The renewal rights to certain lines of business formerly written by American Safety were assumed by Crum & Forster and Hudson representing estimated annual gross premiums written of$103. The remainder of American Safety's lines of business which did not meet Fairfax's underwriting criteria were placed into runoff under the supervision of the RiverStone group. The purchase consideration for this acquisition was financed internally by the company's runoff subsidiaries, Crum & Forster and Hudson and was partially defrayed by the proceeds received on the sale of AS Re ($52.5) and the receipt of a post-acquisition dividend of excess capital paid by American Safety ($123.7). The fair values of the portfolio investments (including cash and short term investments), insurance contract liabilities and recoverable from reinsurers of American Safety that were ultimately consolidated by the Runoff reporting segment were approximately $642, $652 and $220 respectively, after giving effect to the post-acquisition transactions described in the preceding sentence. American Safety, a Bermuda-based holding company, underwrote specialty risks through its U.S.-based program administrator, American Safety Insurance Services, Inc., and its U.S. insurance and Bermuda reinsurance companies.

On July 3, 2013 Crum & Forster acquired a 100% interest in Hartville Group, Inc. ("Hartville") for cash purchase consideration of $34.0. The assets and liabilities and results of operations of Hartville were consolidated in the U.S. Insurance reporting segment. Hartville markets and administers pet health insurance plans (including enrollment, claims, billing and customer service) and produces approximately $40 of gross premiums written annually.

On May 14, 2013 Thomas Cook (India) Limited ("Thomas Cook India") acquired a 77.3% interest in IKYA Human Capital Solutions Private Limited ("IKYA") for purchase consideration of $46.8 (2,563.2 million Indian rupees). Thomas Cook India partially financed the acquisition of IKYA through a private placement of its common shares to qualified institutional buyers (other than existing shareholders of Thomas Cook India). As a result of the share issuance, the company's interest in Thomas Cook India was reduced from 87.1% at December 31, 2012 to 75.0%. The assets and liabilities and results of operations of IKYA were consolidated in the Other reporting segment. IKYA provides specialized human resources services to leading corporate clients in India.

      Year ended December 31, 2012

On December 10, 2012 the company sold all of its ownership interest in Cunningham Lindsey Group Limited ("Cunningham Lindsey") for net cash proceeds of $270.6 and recognized a net gain on investment of $167.0 (including amounts previously recorded in accumulated other comprehensive income). Subsequent to the closing of this transaction, the company invested $34.4 in preferred shares of Cunningham Lindsey to become a 9.1% minority shareholder.

On November 28, 2012 Ridley Inc. ("Ridley") acquired the assets and certain liabilities of Stockade Brands Inc. (a manufacturer of animal feed products). On November 30, 2012 Ridley and Masterfeeds Inc. contributed the net assets of their respective Canadian feed businesses to a newly formed limited partnership (Masterfeeds LP). Ridley received a 30% interest in Masterfeeds LP for the net assets contributed. The company records its investment in Masterfeeds LP using the equity method of accounting.

On October 12, 2012 the company's UK runoff subsidiary, RiverStone Holdings Limited, completed the acquisition of a 100% interest in Brit Insurance Limited (renamed RiverStone Insurance Limited ("RiverStone Insurance") on October 15, 2012) for cash purchase consideration of $335.1 (208.3 British pound sterling). At the date of acquisition, the fair values of the portfolio investments (including cash and short term investments), insurance contract liabilities and recoverable from reinsurers of RiverStone Insurance were $1,308.2, $1,833.7 and $883.4 respectively. The assets and liabilities and results of operations of RiverStone Insurance were consolidated within the company's financial reporting in the Runoff reporting segment. RiverStone Insurance is located in London, England and wrote U.K. domestic and international insurance and reinsurance business prior to being placed into runoff early in 2012.

On August 14, 2012 the company acquired an 87.1% interest in Thomas Cook India for cash purchase consideration of $172.7 (9,626 million Indian rupees). The assets and liabilities and results of operations of Thomas Cook India were consolidated within the company's financial reporting in the Other reporting segment. Thomas Cook India is the largest integrated travel and travel related financial services company in India, offering a broad range of services that include foreign exchange, corporate and leisure travel and insurance.

On March 19, 2012 the company completed the acquisition of 21.2% of the issued and outstanding shares of Thai Reinsurance Public Company Limited ("Thai Re"), for cash purchase consideration of$77.0 (2.4 billion Thai baht), increasing the company's ownership interest to 23.2%. Subsequent to making its investment, the company determined that it had obtained significant influence over Thai Re and commenced recording its investment in the common shares of Thai Re using the equity method of accounting on a prospective basis. Thai Re is headquartered in

Bangkok, Thailand and provides reinsurance coverage for property, casualty, engineering, marine and life customers primarily in Thailand.

On January 10, 2012 the company completed the acquisition of 81.7% of the issued and outstanding common shares of Prime Restaurants for net cash purchase consideration of $56.7 (Cdn$57.7). The assets and liabilities and results of operations of Prime Restaurants since acquisition were consolidated in the Other reporting segment. Prime Restaurants franchises, owns and operates a network of casual dining restaurants and pubs in Canada.

    Operating Environment

Insurance Environment

The improvement in the underwriting results of the property and casualty insurance and reinsurance industry in 2013 was largely driven by the absence of major catastrophe losses. Insurers and reinsurers continued to benefit from favourable reserve development; however current accident year loss ratios are expected to have deteriorated slightly relative to 2012 after adjusting for catastrophe losses. The industry benefited from improvements in the condition of the U.S. and global economy in 2013, although continuing economic uncertainty globally caused interest rates to remain at historically low levels, negatively affecting operating income. Strong performance by equity markets in 2013 in the U.S. and Canada resulted in realized and unrealized gains; modest increases in interest rates in 2013 resulted in modest realized and unrealized losses. Insurance pricing continued to increase in 2013, but less than in 2012 and 2011. Pricing currently appears to be primarily driven by the historically low interest rate environment, the expectation that favourable reserve development will diminish in the future, and whether the line of business involved is a loss-affected line (workers' compensation and other loss-affected lines of business continued to show significant pricing improvements in 2013). This bias to rising rates will be affected by the strength of the global economy, as increased rates are more difficult to achieve in a weak economic environment.

The underwriting performance of the global reinsurance industry improved in 2013, reflecting catastrophe losses that have been subdued more recently and the continuation of reserve redundancies. Renewals in 2013 reflected pricing pressure attributable to excess capacity from traditional and non-traditional capital providers and lower demand for reinsurance as primary insurers retain more business and consolidate their reinsurance programs. Reinsurance pricing is expected to remain very competitive in 2014.

Sources of Revenue

Revenue for the most recent three years ended December 31, is shown in the table that follows. Other revenue comprises the revenue earned by Ridley, William Ashley, Sporting Life, Prime Restaurants (acquired on January 10, 2012 and subsequently sold on October 31, 2013), Thomas Cook India (acquired on August 14, 2012) and IKYA (acquired on May 14, 2013).

	2013	2012	2011
Net premiums earned
Insurance – Canada (Northbridge)	990.2	992.2	1,072.2
– U.S. (Crum & Forster and Zenith National)	1,934.8	1,811.6	1,504.6
– Asia (Fairfax Asia)	256.2	231.4	204.1
Reinsurance – OdysseyRe	2,373.6	2,315.3	2,014.7
Insurance and Reinsurance – Other	439.5	514.3	504.9
Runoff	83.0	220.1	126.4

	6,077.3	6,084.9	5,426.9
Interest and dividends	473.6	424.3	707.1
Net gains (losses) on investments	(1,564.0)	642.6	691.2
Other revenue	958.0	871.0	649.8

	5,944.9	8,022.8	7,475.0

Revenue decreased from $8,022.8 in 2012 to $5,944.9 in 2013 reflecting significant net losses on investments (comprised of hedging losses ($1,982.0) and mark-to-market fluctuations in the investment portfolio primarily related to bonds ($994.9), partially offset by realized gains on equity and equity-related holdings ($1,324.2). Net premiums earned by the company's insurance and reinsurance operations increased by 2.2% in 2013 reflecting year-over-year increases at Zenith National ($76.8, 12.9%), OdysseyRe ($58.3, 2.5%), Crum & Forster ($46.4, 3.8%) and Fairfax Asia ($24.8, 10.7%), partially offset by decreases at Insurance and Reinsurance – Other ($74.8, 14.5%) and Northbridge ($2.0, 0.2% including the unfavourable effect of foreign currency translation). Net premiums earned at Runoff decreased to $83.0 in 2013 from $220.1 in 2012 primarily as a result of $183.5 of net premiums earned in connection with the Eagle Star reinsurance transaction in 2012. Revenue in 2013 also reflected higher interest and dividend income and other revenue on a year-over-year basis.

Revenue increased from $7,475.0 in 2011 to $8,022.8 in 2012 reflecting growth in net premiums earned and increased other revenue, partially offset by lower interest and dividend income and net gains on investments. Net premiums earned by the company's insurance and reinsurance operations increased by 10.6% in 2012, principally reflecting the consolidation of the net premiums earned by First Mercury and Pacific Insurance (year-over-year increases of $122.8 and $13.6 respectively) and the year-over-year increases in net premiums earned by OdysseyRe ($300.6, 14.9%), Zenith National ($101.2, 20.4%), Crum & Forster ($83.0, 10.3% excluding the impact of the consolidation of First Mercury), Fairfax Asia ($13.7, 7.9% excluding the impact of the consolidation of Pacific Insurance) and Insurance and Reinsurance – Other ($9.4, 1.9%), partially offset by a decrease at Northbridge ($80.0, 7.5% including the unfavourable effect of foreign currency translation). Net premiums earned by Runoff increased to $220.1 in 2012 from $126.4 in 2011 reflecting net premiums earned in connection with the Eagle Star reinsurance transaction ($183.5) and the impact of the consolidation of RiverStone Insurance ($30.1) in 2012 and the impact on net premiums earned of the reinsurance-to-close of Syndicate 376 ($119.6) in 2011. These transactions are described in greater detail in the Components of Net Earnings section of this MD&A under the heading Runoff.

Gross premiums written by the company's insurance and reinsurance operations were largely unchanged in 2013 compared to 2012, despite the impact of unearned premium portfolio transfers related to a Florida property quota share reinsurance contract at OdysseyRe (described in the Components of Net Earnings section of this MD&A under the heading Reinsurance – OdysseyRe). Excluding the effect of these unearned premium portfolio transfers, gross premium written increased by 2.4%, reflecting price improvements on workers' compensation business, the ongoing progress by the company expanding its specialty insurance business in the U.S. and increased writings of crop insurance in the U.S., partially offset by challenging market conditions within the global reinsurance industry (reflecting increasing competition in property catastrophe business, most notably in North America, and casualty business), the re-underwriting of certain classes of business at Crum & Forster, Advent and Polish Re where terms and conditions were inadequate and the unfavourable effect of foreign currency translation on the company's Canadian insurance business.

In order to better compare 2013 and 2012, the table which follows presents net premiums written by the company's insurance and reinsurance operations in 2013 and 2012 after adjusting for the one-time impact on January 1, 2013 of an intercompany unearned premium portfolio transfer of net premiums written from Group Re to Northbridge (described in the Components of Net Earnings section of this MD&A under the heading Canadian Insurance – Northbridge).

	2013	2012	% change year-over- year
Insurance – Canada (Northbridge)	992.3	948.7	4.6
– U.S. (Crum & Forster and Zenith National)	1,933.2	1,872.8	3.2
– Asia (Fairfax Asia)	257.4	240.6	7.0
Reinsurance – OdysseyRe	2,376.9	2,402.3	(1.1	)(1)
Insurance and Reinsurance – Other	446.0	530.6	(15.9)

Insurance and reinsurance operations	6,005.8	5,995.0	0.2	(1)

(1)
Net premiums written by the Reinsurance – OdysseyRe segment and by the company's total insurance and reinsurance operations increased by 5.8% and 2.9% respectively, prior to giving effect to the unearned premium portfolio transfers described in the components of Net Earnings section of this MD&A under the heading Reinsurance – OdysseyRe.

Northbridge's net premiums written increased by 4.6% in 2013 (7.8% in Canadian dollar terms in 2013) reflecting increased writings at Northbridge Insurance (higher ongoing premium retention following the termination on January 1, 2013 of a quota share reinsurance contract with Group Re) and increased writings at Federated Insurance. Net premiums written by U.S. Insurance increased by 3.2% in 2013. Zenith National's net premiums written increased by 13.1% primarily reflecting premium rate increases. Crum & Forster's net premiums written decreased by 1.6% reflecting decreased standard lines business and changes in the mix of specialty lines business. Net premiums written by Fairfax Asia increased by 7.0% in 2013 reflecting increased writings of commercial automobile business, engineering and liability lines of business, partially offset by a reduction in writings of the marine hull line of business. OdysseyRe's net premiums written decreased by 1.1% in 2013 inclusive of the impact of unearned premium portfolio transfers related to a Florida property quota share reinsurance contract (described in the Components of Net Earnings section of this MD&A under the heading Reinsurance – OdysseyRe). Excluding the effect of these unearned premium portfolio transfers, OdysseyRe's net premiums written increased by 5.8% in 2013, reflecting increased writings of U.S. crop insurance and the contribution of the Florida property quota share reinsurance contract throughout 2013 compared to seven months (June to December) in 2012, partially offset by lower writings of property catastrophe and casualty business. Net premiums written by the Insurance and Reinsurance – Other reporting segment decreased by 15.9% in 2013 reflecting the decrease in participation from 10% in 2012 to nil in 2013 on a quota share reinsurance contract with Northbridge and the non-renewal of certain classes of business where terms and conditions were considered inadequate at Advent and Polish Re, partially offset by growth at Fairfax Brasil.

Consolidated interest and dividend income decreased from $409.3 in 2012 to $376.9 in 2013 reflecting lower investment income earned, partially offset by lower total return swap expense. Lower investment income principally reflected sales of higher yielding government and corporate bonds during 2012 and 2013 and sales of dividend paying common stocks during 2013, the proceeds of which were reinvested into lower yielding cash and short term investments. The decrease in total return swap expense from $204.9 in 2012 to $167.9 in 2013 primarily reflected terminations of equity index total return swaps and certain short positions ($3,254.1 notional amount) commensurate with sales of equity and equity-related holdings.

The share of profit of associates increased from $15.0 in 2012 to $96.7 in 2013 primarily reflecting the company's share of profit of Resolute in 2013 (recorded on the equity method of accounting effective from December 2012) and increased limited partnership investment income on a year-over-year basis. The share of profit of associates in 2012 included an $18.8 share of the net loss of Fibrek (principally comprised of an impairment charge recorded by Fibrek) and a $22.0 share of the net loss of Thai Re (principally comprised of net reserve strengthening related to the Thailand floods).

Upon initial application of the equity method of accounting to its investment in Resolute, Fairfax was required to determine its proportionate share of the fair value of Resolute's assets and liabilities at that date. Differences between fair value and Resolute's carrying value were identified (collectively, fair value adjustments) primarily with respect to Resolute's fixed assets, deferred income tax assets and pension benefit obligations. These fair value adjustments have been and will be recognized in Fairfax's share of profit (loss) of Resolute in any period to the extent that in that period Resolute adjusts the carrying value of those particular assets and liabilities. As a result, Fairfax's share of profit (loss) of Resolute will in any such period differ, potentially significantly, from what would be determined by applying Fairfax's ownership percentage of Resolute to Resolute's reported net earnings (loss). For example, Resolute's reduction of its deferred income tax asset in its quarter ended September 30, 2013 had no impact on Fairfax's share of profit of associates in 2013 as Fairfax's carrying value of Resolute on initial application of the equity method of accounting had already identified such reduction as a fair value adjustment.

Net gains (losses) on investments in 2013 and 2012 were comprised as shown in the following table:

	2013	2012
Common stocks	941.2	697.6
Preferred stocks – convertible	64.7	(36.2)
Bonds – convertible	(2.6)	186.7
Gain on disposition of associates(1)	130.2	196.8
Other equity derivatives	311.6	73.8

Equity and equity-related holdings	1,445.1	1,118.7
Equity hedges	(1,982.0)	(1,005.5)

Equity and equity-related holdings after equity hedges	(536.9)	113.2
Bonds	(929.0)	728.1
Preferred stocks	(19.0)	(0.3)
CPI-linked derivatives	(126.9)	(129.2)
Other derivatives	(7.0)	3.4
Foreign currency	62.4	(76.2)
Other	(7.6)	3.6

Net gains (losses) on investments	(1,564.0)	642.6

Net gains (losses) on bonds is comprised as follows:
Government bonds	(267.6)	92.7
U.S. states and municipalities	(637.3)	552.7
Corporate and other	(24.1)	82.7

	(929.0)	728.1

(1)
The gain on disposition of associates of $130.2 in 2013 reflected the sales of the company's investments in The Brick ($111.9), Imvescor ($6.2) and a private company ($12.1). The gain on disposition of associates of $196.8 in 2012 reflected the sale of the company's investment in Cunningham Lindsey ($167.0) and Fibrek ($29.8).

The company uses short equity and equity index total return swaps to economically hedge equity price risk associated with its equity and equity-related holdings. The company's economic equity hedges are structured to provide a return which is inverse to changes in the fair values of the Russell 2000 index, the S&P 500 index, the S&P/TSX 60 index, other equity indexes and certain individual equity securities. The company's equity and equity-related holdings after equity hedges produced net losses of $536.9 in 2013 compared to net gains of $113.2 in 2012. At December 31, 2013 equity hedges with a notional amount of $6,327.4 (December 31, 2012 – $7,668.5) represented 98.2% (December 31, 2012 – 101.0%) of the company's equity and equity-related holdings of $6,442.6 (December 31, 2012 – $7,594.0). In 2013 the impact of basis risk was pronounced compared to prior periods as the performance of the company's equity and equity-related holdings lagged the performance of the equity hedges used to protect those holdings despite the notional amount of the company's equity hedges being closely matched to the fair value of the company's equity and equity-related holdings, primarily as a result of the increase in the Russell 2000 index (the index underlying a significant proportion of the company's short positions) being meaningfully greater than the gain in the company's equity and equity-related holdings.

Refer to "Market Price Fluctuations" in note 24 (Financial Risk Management) to the company's consolidated financial statements for the year ended December 31, 2013, for a tabular analysis followed by a discussion of the company's hedges of equity price risk and the related basis risk and to the tabular analysis in the Investments section of this MD&A for further details about the components of net gains (losses) on investments.

Net losses on bonds of $929.0 in 2013 were primarily the result of the effect of higher interest rates year-over-year which produced net mark-to-market losses on U.S. treasury bonds ($309.7), U.S. state bonds ($287.6) and bonds issued by U.S. municipalities ($344.5) that were owned throughout the year. The company recorded net gains on bonds of $728.1 in 2012.

The company's CPI-linked derivative contracts produced unrealized losses of $126.9 in 2013 compared to unrealized losses of $129.2 in 2012. Unrealized losses on CPI-linked derivative contracts typically reflect increases in the values of the CPI indexes underlying those contracts during the periods presented (those contracts are structured to benefit the company during periods of decreasing CPI index values).

Other revenue increased from $871.0 in 2012 to $958.0 in 2013 reflecting the consolidation of the revenue of IKYA (acquired on May 14, 2013) and Thomas Cook India (acquired on August 14, 2012) and higher revenue at Sporting Life, partially offset by decreased revenue following the the divestiture by Ridley of its Canadian feed business (described in the Components of Net Earnings section of this MD&A under the heading Other) and lower revenue following the disposition of Prime Restaurants.

Net Premiums Earned by Geographic Region

As presented in note 25 (Segmented Information) to the consolidated financial statements for the year ended December 31, 2013, on the basis of geographic regions, the United States, Canada, International and Asia accounted for 55.6%, 18.0%, 17.1% and 9.3% respectively, of net premiums earned in 2013 compared to 51.3%, 19.0%, 21.1% and 8.6% respectively, of net premiums earned in 2012. Net premiums earned in 2013 decreased in the International (19.3%) and Canada (5.4% – measured in U.S. dollars) geographic regions, partially offset by increases in the United States (8.3%) and Asia (8.7%) geographic regions compared with 2012.

Canada

Net premiums earned in the Canada geographic region decreased by 5.4% from $1,159.0 in 2012 to $1,095.9 in 2013 primarily as a result of the unfavourable effect of the strengthening of the U.S. dollar relative to the Canadian dollar as measured by average annual rates of exchange (at Northbridge and OdysseyRe) and lower casualty reinsurance business at OdysseyRe's Canadian branch, partially offset by increased net premiums earned at Federated Insurance.

United States

Net premiums earned in the United States geographic region increased by 8.3% from $3,118.9 in 2012 to $3,377.3 in 2013 primarily reflecting increased property treaty reinsurance business (principally related to the contribution of the Florida property quota share reinsurance contract throughout 2013 compared to seven months in 2012) and increased U.S. crop insurance business at OdysseyRe, the effect of premium rate increases on workers' compensation business at Zenith National and growth in the specialty lines business at Crum & Forster.

Asia

Net premiums earned in the Asia geographic region increased by 8.7% from $520.9 in 2012 to $566.4 in 2013 primarily reflecting growth in the commercial automobile, workers' compensation and property lines of business at Fairfax Asia and increased writings of property reinsurance in China and New Zealand at OdysseyRe.

International

Net premiums earned in the International geographic region decreased by 19.3% from $1,286.1 in 2012 to $1,037.7 in 2013 reflecting $183.5 of non-recurring net premiums earned by Runoff in connection with the Eagle Star reinsurance transaction in 2012, decreases at OdysseyRe in its reinsurance business written through its London and Paris branches and in most lines of its insurance business written through its London Market division and the impact of the re-underwriting of certain classes of business at Advent and Polish Re, partially offset by increased property reinsurance business at OdysseyRe in its Paris branch.

Sources of Net Earnings

The following table presents the combined ratios and underwriting and operating results for each of the insurance and reinsurance operations and, as applicable, for runoff operations, as well as the earnings contributions from the Other reporting segment for the years ended December 31, 2013, 2012 and 2011. In that table, interest and dividends and net gains (losses) on investments in the consolidated statements of earnings are presented separately as they relate to the insurance and reinsurance operating segments, and included in Runoff, Corporate overhead and other, and Other as they relate to those segments.

	2013	2012	2011
Combined ratios
Insurance – Canada (Northbridge)	98.2%	106.2%	102.8%
– U.S. (Crum & Forster and Zenith National)	100.3%	111.4%	114.3%
– Asia (Fairfax Asia)	87.5%	87.0%	83.2%
Reinsurance – OdysseyRe	84.0%	88.5%	116.7%
Insurance and Reinsurance – Other	96.6%	104.3%	140.9%

Consolidated	92.7%	99.9%	114.2%

Sources of net earnings
Underwriting
Insurance – Canada (Northbridge)	18.2	(61.7)	(30.2)
– U.S. (Crum & Forster and Zenith National)	(5.1)	(206.3)	(215.9)
– Asia (Fairfax Asia)	32.0	30.1	34.4
Reinsurance – OdysseyRe	379.9	265.8	(336.0)
Insurance and Reinsurance – Other	15.0	(21.8)	(206.7)

Underwriting profit (loss)	440.0	6.1	(754.4)
Interest and dividends – insurance and reinsurance	330.2	292.4	517.9

Operating income (loss)	770.2	298.5	(236.5)
Net gains (losses) on investments – insurance and reinsurance	(1,322.0)	587.3	204.6
Loss on repurchase of long term debt	(3.4)	(40.6)	(104.2)
Runoff	(229.2)	230.4	360.5
Other reporting segment	51.9	37.8	13.3
Interest expense	(211.2)	(208.2)	(214.0)
Corporate overhead and other	(57.4)	(256.2)	(32.4)

Pre-tax income (loss)	(1,001.1)	649.0	(8.7)
Income taxes	436.6	(114.0)	56.5

Net earnings (loss)	(564.5)	535.0	47.8

Attributable to:
Shareholders of Fairfax	(573.4)	526.9	45.1
Non-controlling interests	8.9	8.1	2.7

	(564.5)	535.0	47.8

Net earnings (loss) per share	$(31.15)	$22.95	$(0.31)
Net earnings (loss) per diluted share	$(31.15)	$22.68	$(0.31)
Cash dividends paid per share	$10.00	$10.00	$10.00

The underwriting profit of the company's insurance and reinsurance operations increased from $6.1 (combined ratio of 99.9%) in 2012 to $440.0 (combined ratio of 92.7%) in 2013 reflecting the pre-tax impact of increased net favourable prior year reserve development and lower current period catastrophe losses year-over-year.

Net favourable development of $440.0 (7.3 combined ratio points) in 2013 and $177.4 (3.0 combined ratio points) in 2012 was comprised as follows:

	2013	2012
Insurance – Canada (Northbridge)	(154.0)	(60.8)
– U.S. (Crum & Forster and Zenith National)	(27.7)	52.5
– Asia (Fairfax Asia)	(16.7)	(16.4)
Reinsurance – OdysseyRe	(214.7)	(152.0)
Insurance and Reinsurance – Other	(26.9)	(0.7)

Insurance and reinsurance operations	(440.0)	(177.4)

Catastrophe losses which added 4.8 combined ratio points ($289.3) to the combined ratio in 2013 compared to 7.0 combined ratio points ($409.8) in 2012 were comprised as follows:

	2013			2012
	Catastrophe losses(1)	Combined ratio impact		Catastrophe losses(1)	Combined ratio impact
Alberta floods	66.3	1.1		–	–
Toronto floods	29.5	0.5		–	–
Germany hail storms	27.0	0.5		–	–
Typhoon Fitow	25.8	0.4		–	–
Central Europe floods	19.7	0.3		–	–
Hurricane Sandy	–	–		261.2	4.5
Other	121.0	2.0		148.6	2.5

	289.3	4.8	points	409.8	7.0	points

(1)
Net of reinstatement premiums.

The following table presents the components of the company's combined ratios for the years ended December 31, 2013 and 2012:

	2013	2012
Underwriting profit	440.0	6.1

Loss & LAE – accident year	68.9%	72.2%
Commissions	16.1%	15.6%
Underwriting expense	15.0%	15.1%

Combined ratio – accident year	100.0%	102.9%
Net favourable development	(7.3)%	(3.0)%

Combined ratio – calendar year	92.7%	99.9%

The commission expense ratio of the company's insurance and reinsurance operations increased from 15.6% in 2012 to 16.1% in 2013 primarily as a result of a shift in the mix of gross premiums written towards business carrying higher commission rates (principally at OdysseyRe).

The underwriting expense ratio of the company's insurance and reinsurance operations decreased from 15.1% in 2012 to 15.0% in 2013 reflecting the impact of a 2.2% increase in net premiums earned, partially offset by a 0.7% increase in underwriting expenses. The increase in underwriting expenses in 2013 primarily reflected higher compensation expense, partially offset by lower premium taxes reflecting a shift in the mix of business and decreased legal expenses. Underwriting expenses in 2012 also reflected the non-recurring benefit from the release of reserves for uncollectible balances related to structured settlements at Crum & Forster.

Operating expenses in the consolidated statements of earnings include only the operating expenses of the company's insurance and reinsurance and runoff operations and corporate overhead. Consolidated operating expenses increased from $1,132.1 in 2012 to $1,185.0 in 2013 reflecting increased Fairfax and subsidiary holding companies' corporate overhead and increased underwriting expenses of the insurance and reinsurance operations. Fairfax corporate overhead increased primarily as a result of higher compensation and acquisition-related expenses, partially offset by lower legal expenses. Subsidiary holding companies' corporate overhead increased primarily as a result of a charge of $31.2 related to redundant software development costs at Northbridge following a decision by Northbridge to pursue a group-wide software solution and expenses incurred at Crum & Forster related to a voluntary retirement program, partially offset by lower restructuring costs at Northbridge on a year-over-year basis (Northbridge incurred certain one-time severance costs in 2012).

Other expenses increased from $870.9 in 2012 to $910.3 in 2013 primarily as a result of the consolidation of the operating expenses of IKYA (acquired on May 14, 2013) and Thomas Cook India (acquired on August 14, 2012), partially offset by lower operating expenses following the contribution by Ridley of its Canadian feed business to a limited partnership (described in the Components of Net Earnings section of this MD&A under the heading Other). Operating expenses in 2013 included a loss of $3.4 related to the redemption of Fairfax unsecured senior notes due 2017 whereas operating expenses in 2012 included a loss of $39.8 related to the repayment by Runoff of the loan note issued by TIG Insurance in connection with its acquisition of General Fidelity.

The company reported a net loss attributable to shareholders of Fairfax of $573.4 (a net loss of $31.15 per basic and diluted share) in 2013 compared to net earnings attributable to shareholders of Fairfax of $526.9 (net earnings of $22.95 per basic share and $22.68 per diluted share) in 2012. The year-over-year decrease in profitability in 2013 was primarily due to significant net losses on investments, partially offset by higher underwriting profit and the increased recovery of income taxes.

Common shareholders' equity decreased from $7,654.7 at December 31, 2012 to $7,186.7 at December 31, 2013 primarily reflecting the net loss attributable to shareholders of Fairfax ($573.4), the payment of dividends on the company's common and preferred shares ($266.3) and decreased accumulated other comprehensive income (a decrease of $33.7 in 2013 primarily related to foreign currency translation), partially offset by the issuance of 1 million subordinate voting shares on November 15, 2013 for net proceeds after commissions and expenses of $399.5 (Cdn$417.1). Common shareholders' equity at December 31, 2013 was $7,186.7 or $339.00 per basic share compared to $7,654.7 or $378.10 per basic share at December 31, 2012, representing a decrease per basic share in 2013 of 10.3% (without adjustment for the $10.00 per common share dividend paid in the first quarter of 2013, or a decrease of 7.8% adjusted to include that dividend).

Net Earnings by Reporting Segment

The company's sources of net earnings shown by reporting segment are set out below for the years ended December 31, 2013 and 2012. The intercompany adjustment for gross premiums written eliminates premiums on reinsurance ceded within the group, primarily to OdysseyRe and Group Re.

Year ended December 31, 2013

	Insurance			Reinsurance	Insurance and Reinsurance
	Northbridge	U.S.	Fairfax Asia	OdysseyRe	Other	Ongoing operations	Runoff	Other	Corporate and other	Inter- company	Consolidated
Gross premiums written	1,150.0	2,278.5	530.2	2,715.5	538.5	7,212.7	36.3	–	–	(21.9)	7,227.1

Net premiums written	1,031.4	1,933.2	257.4	2,376.9	406.9	6,005.8	30.4	–	–	–	6,036.2

Net premiums earned	990.2	1,934.8	256.2	2,373.6	439.5	5,994.3	83.0	–	–	–	6,077.3

Underwriting profit (loss)	18.2	(5.1)	32.0	379.9	15.0	440.0	11.3	–	–	–	451.3
Interest and dividends	27.1	60.6	36.7	191.7	14.1	330.2	66.0	0.8	(11.7)	88.3	473.6

Operating income (loss)	45.3	55.5	68.7	571.6	29.1	770.2	77.3	0.8	(11.7)	88.3	924.9
Net gains (losses) on investments	(55.5)	(445.0)	(23.8)	(816.5)	18.8	(1,322.0)	(306.5)	–	64.5	–	(1,564.0)
Loss on repurchase of long term debt	–	–	–	–	–	–	–	–	(3.4)	–	(3.4)
Other reporting segment	–	–	–	–	–	–	–	51.1	–	–	51.1
Interest expense	–	(4.8)	–	(24.8)	(4.3)	(33.9)	(0.4)	(4.6)	(172.3)	–	(211.2)
Corporate overhead	(37.2)	(36.6)	(0.1)	(22.0)	(0.1)	(96.0)	–	–	(14.2)	(88.3)	(198.5)

Pre-tax income (loss)	(47.4)	(430.9)	44.8	(291.7)	43.5	(681.7)	(229.6)	47.3	(137.1)	–	(1,001.1)
Income taxes											436.6

Net loss											(564.5)

Attributable to:
Shareholders of Fairfax											(573.4)
Non-controlling interests											8.9

											(564.5)

Year ended December 31, 2012

	Insurance			Reinsurance	Insurance and Reinsurance
	Northbridge	U.S.	Fairfax Asia	OdysseyRe	Other	Ongoing operations	Runoff	Other	Corporate and other	Inter- company	Consolidated
Gross premiums written	1,194.3	2,163.2	515.2	2,773.2	651.6	7,297.5	221.2	–	–	(120.4)	7,398.3

Net premiums written	948.7	1,872.8	240.6	2,402.3	530.6	5,995.0	199.1	–	–	–	6,194.1

Net premiums earned	992.2	1,811.6	231.4	2,315.3	514.3	5,864.8	220.1	–	–	–	6,084.9

Underwriting profit (loss)	(61.7)	(206.3)	30.1	265.8	(21.8)	6.1	(57.3)	–	–	–	(51.2)
Interest and dividends	41.5	49.6	36.2	127.5	37.6	292.4	65.1	0.2	(10.2)	76.8	424.3

Operating income (loss)	(20.2)	(156.7)	66.3	393.3	15.8	298.5	7.8	0.2	(10.2)	76.8	373.1
Net gains (losses) on investments	(63.1)	147.3	0.3	267.2	235.6	587.3	215.8	3.7	(164.2)	–	642.6
Loss on repurchase of long term debt	–	(0.8)	–	–	–	(0.8)	(39.8)	–	–	–	(40.6)
Other reporting segment	–	–	–	–	–	–	6.8	33.9	–	–	40.7
Interest expense	–	(5.7)	–	(27.7)	(4.5)	(37.9)	(7.5)	(2.2)	(160.6)	–	(208.2)
Corporate overhead	(17.2)	(23.2)	–	(23.1)	(0.4)	(63.9)	–	–	(17.9)	(76.8)	(158.6)

Pre-tax income (loss)	(100.5)	(39.1)	66.6	609.7	246.5	783.2	183.1	35.6	(352.9)	–	649.0
Income taxes											(114.0)

Net earnings											535.0

Attributable to:
Shareholders of Fairfax											526.9
Non-controlling interests											8.1

											535.0

Balance Sheets by Reporting Segment

The company's segmented balance sheets as at December 31, 2013 and 2012 present the assets and liabilities of, and the capital invested by the company in, each of the company's major reporting segments. The segmented balance sheets have been prepared on the following basis:

  (a)
  The balance sheet for each segment is on a legal entity basis for the subsidiaries within the segment and is prepared in accordance with IFRS and Fairfax's accounting policies and include, where applicable, purchase accounting adjustments principally related to goodwill and intangible assets which arose on their initial acquisition or on a subsequent step acquisition by the company.

  (b)
  Investments in Fairfax affiliates, which are carried at cost, are disclosed in the financial information accompanying the discussion of the company's reporting segments. Affiliated insurance and reinsurance balances, including premiums receivable (included in insurance contracts receivable), deferred premium acquisition costs, recoverable from reinsurers, funds withheld payable to reinsurers, provision for losses and loss adjustment expenses and provision for unearned premiums, are not shown separately but are eliminated in Corporate and Other.

  (c)
  Corporate and Other includes the Fairfax entity and its subsidiary intermediate holding companies as well as the consolidating and eliminating entries required under IFRS to prepare consolidated financial statements. The most significant of those entries are derived from the elimination of intercompany reinsurance (primarily consisting of reinsurance provided by Group Re and reinsurance between OdysseyRe and the primary insurers), which affects recoverable from reinsurers, provision for losses and loss adjustment expenses and unearned premiums. Corporate and Other long term debt of $2,491.0 as at December 31, 2013 (December 31, 2012 – $2,377.7) consisted of Fairfax debt of $2,337.7 (December 31, 2012 – $2,220.2) and other long term obligations, comprised of the purchase consideration payable related to the TRG acquisition of $144.2 (December 31, 2012 – $148.4) and TIG trust preferred securities of $9.1 (December 31, 2012 – $9.1).

Segmented Balance Sheet as at December 31, 2013

	Insurance			Reinsurance	Insurance and Reinsurance
	Northbridge	U.S.	Fairfax Asia	OdysseyRe	Other	Operating Companies	Runoff	Other	Corporate and Other	Consolidated
Assets
Holding company cash and investments	32.6	11.3	–	246.0	–	289.9	–	–	1,006.8	1,296.7
Insurance contract receivables	289.4	390.3	95.0	815.8	166.0	1,756.5	350.5	–	(90.0)	2,017.0
Portfolio investments	3,183.8	4,977.7	1,089.9	7,986.6	1,768.7	19,006.7	4,604.4	100.8	121.4	23,833.3
Deferred premium acquisition costs	100.0	104.2	20.0	204.2	37.0	465.4	–	–	(3.0)	462.4
Recoverable from reinsurers	835.3	1,732.8	511.5	990.4	189.4	4,259.4	1,773.7	–	(1,058.4)	4,974.7
Deferred income taxes	67.7	317.2	–	204.8	15.4	605.1	70.4	–	339.5	1,015.0
Goodwill and intangible assets	177.9	650.6	29.2	168.9	20.9	1,047.5	46.0	217.6	0.7	1,311.8
Due from affiliates	101.1	1.1	4.9	205.4	0.3	312.8	281.4	–	(594.2)	–
Other assets	168.0	199.9	44.5	138.3	67.3	618.0	66.2	364.5	(0.8)	1,047.9
Investments in Fairfax affiliates	32.6	97.5	–	181.4	–	311.5	284.3	–	(595.8)	–

Total assets	4,988.4	8,482.6	1,795.0	11,141.8	2,265.0	28,672.8	7,476.9	682.9	(873.8)	35,958.8

Liabilities
Subsidiary indebtedness	–	–	–	–	–	–	–	25.8	–	25.8
Accounts payable and accrued liabilities	174.7	266.1	229.3	494.1	103.2	1,267.4	173.3	211.7	148.0	1,800.4
Income taxes payable	–	–	7.7	–	–	7.7	51.7	5.0	15.7	80.1
Short sale and derivative obligations	33.8	26.9	0.1	118.1	14.1	193.0	20.3	–	55.1	268.4
Due to affiliates	7.6	26.4	4.2	10.8	7.0	56.0	11.6	20.0	(87.6)	–
Funds withheld payable to reinsurers	3.9	397.4	70.9	16.3	37.8	526.3	32.5	–	(97.6)	461.2
Provision for losses and loss adjustment expenses	2,686.1	4,720.9	643.9	5,603.5	1,095.9	14,750.3	5,493.8	–	(1,031.3)	19,212.8
Provision for unearned premiums	602.4	766.4	219.9	825.6	211.4	2,625.7	73.7	–	(18.5)	2,680.9
Deferred income taxes	–	–	9.0	–	0.4	9.4	–	40.6	(50.0)	–
Long term debt	–	79.5	–	264.1	93.7	437.3	22.2	18.2	2,491.0	2,968.7

Total liabilities	3,508.5	6,283.6	1,185.0	7,332.5	1,563.5	19,873.1	5,879.1	321.3	1,424.8	27,498.3

Equity
Shareholders' equity attributable to shareholders of Fairfax	1,479.9	2,199.0	602.0	3,809.3	701.5	8,791.7	1,597.8	354.3	(2,390.7)	8,353.1
Non-controlling interests	–	–	8.0	–	–	8.0	–	7.3	92.1	107.4

Total equity	1,479.9	2,199.0	610.0	3,809.3	701.5	8,799.7	1,597.8	361.6	(2,298.6)	8,460.5

Total liabilities and total equity	4,988.4	8,482.6	1,795.0	11,141.8	2,265.0	28,672.8	7,476.9	682.9	(873.8)	35,958.8

Capital
Debt	–	79.5	–	264.1	93.7	437.3	22.2	44.0	2,491.0	2,994.5
Investments in Fairfax affiliates	32.6	97.5	–	181.4	–	311.5	284.3	–	(595.8)	–
Shareholders' equity attributable to shareholders of Fairfax	1,447.3	2,101.5	602.0	3,627.9	701.5	8,480.2	1,313.5	354.3	(1,794.9)	8,353.1
Non-controlling interests	–	–	8.0	–	–	8.0	–	99.4	–	107.4

Total capital	1,479.9	2,278.5	610.0	4,073.4	795.2	9,237.0	1,620.0	497.7	100.3	11,455.0

% of total capital	12.9%	19.9%	5.3%	35.6%	7.0%	80.7%	14.1%	4.3%	0.9%	100.0%

Segmented Balance Sheet as at December 31, 2012

	Insurance			Reinsurance	Insurance and Reinsurance
	Northbridge	U.S.	Fairfax Asia	OdysseyRe	Other	Operating Companies	Runoff	Other	Corporate and Other	Consolidated
Assets
Holding company cash and investments	43.2	16.8	–	310.1	–	370.1	–	–	799.1	1,169.2
Insurance contract receivables	292.2	396.1	101.4	741.6	177.2	1,708.5	244.9	–	(8.0)	1,945.4
Portfolio investments	3,378.3	5,214.2	972.8	8,569.8	1,870.7	20,005.8	4,938.3	105.8	113.3	25,163.2
Deferred premium acquisition costs	104.4	101.4	23.8	201.6	46.5	477.7	–	–	(14.6)	463.1
Recoverable from reinsurers	982.5	1,630.5	507.2	984.9	203.6	4,308.7	2,154.9	–	(1,172.8)	5,290.8
Deferred income taxes	66.7	157.3	–	93.5	20.4	337.9	6.8	–	262.9	607.6
Goodwill and intangible assets	225.4	622.4	30.8	164.4	18.5	1,061.5	5.3	255.3	(0.9)	1,321.2
Due from affiliates	129.7	0.4	5.9	2.0	7.7	145.7	297.9	–	(443.6)	–
Other assets	179.5	209.0	34.8	131.3	55.2	609.8	68.1	321.2	(14.2)	984.9
Investments in Fairfax affiliates	34.7	97.1	–	181.4	28.4	341.6	284.3	–	(625.9)	–

Total assets	5,436.6	8,445.2	1,676.7	11,380.6	2,428.2	29,367.3	8,000.5	682.3	(1,104.7)	36,945.4

Liabilities
Subsidiary indebtedness	–	–	–	–	–	–	–	52.1	–	52.1
Accounts payable and accrued liabilities	214.3	253.2	191.8	526.3	110.9	1,296.5	296.4	170.7	114.1	1,877.7
Income taxes payable	1.0	–	8.6	25.9	0.1	35.6	31.3	4.1	(0.5)	70.5
Short sale and derivative obligations	45.0	28.0	3.9	88.2	7.4	172.5	27.6	–	38.1	238.2
Due to affiliates	1.3	42.3	0.8	16.8	5.4	66.6	15.3	20.4	(102.3)	–
Funds withheld payable to reinsurers	5.8	322.5	94.1	5.8	0.5	428.7	23.7	–	(12.7)	439.7
Provision for losses and loss adjustment expenses	2,971.4	4,582.9	610.4	5,656.3	1,190.7	15,011.7	5,757.5	–	(1,120.4)	19,648.8
Provision for unearned premiums	643.6	756.3	227.8	834.4	245.6	2,707.7	74.8	–	(55.1)	2,727.4
Deferred income taxes	–	–	9.0	–	1.4	10.4	–	29.9	(40.3)	–
Long term debt	–	79.5	–	446.0	92.8	618.3	–	0.5	2,377.7	2,996.5

Total liabilities	3,882.4	6,064.7	1,146.4	7,599.7	1,654.8	20,348.0	6,226.6	277.7	1,198.6	28,050.9

Equity
Shareholders' equity attributable to shareholders of Fairfax	1,554.2	2,380.5	523.2	3,780.9	773.4	9,012.2	1,773.9	404.3	(2,369.3)	8,821.1
Non-controlling interests	–	–	7.1	–	–	7.1	–	0.3	66.0	73.4

Total equity	1,554.2	2,380.5	530.3	3,780.9	773.4	9,019.3	1,773.9	404.6	(2,303.3)	8,894.5

Total liabilities and total equity	5,436.6	8,445.2	1,676.7	11,380.6	2,428.2	29,367.3	8,000.5	682.3	(1,104.7)	36,945.4

Capital
Debt	–	79.5	–	446.0	92.8	618.3	–	52.6	2,377.7	3,048.6
Investments in Fairfax affiliates	34.7	97.1	–	181.4	28.4	341.6	284.3	–	(625.9)	–
Shareholders' equity attributable to shareholders of Fairfax	1,519.5	2,283.4	523.2	3,599.5	745.0	8,670.6	1,489.6	404.3	(1,743.4)	8,821.1
Non-controlling interests	–	–	7.1	–	–	7.1	–	66.3	–	73.4

Total capital	1,554.2	2,460.0	530.3	4,226.9	866.2	9,637.6	1,773.9	523.2	8.4	11,943.1

% of total capital	13.0%	20.6%	4.4%	35.4%	7.3%	80.7%	14.9%	4.4%	–%	100.0%

Components of Net Earnings

    Underwriting and Operating Income

Set out and discussed below are the underwriting and operating results of Fairfax's insurance and reinsurance operations, Runoff and Other by reporting segment for the years ended December 31, 2013 and 2012.

    Canadian Insurance – Northbridge(1)

	2013	2012
Underwriting profit (loss)	18.2	(61.7)

Loss & LAE – accident year	77.5%	76.2%
Commissions	16.3%	15.0%
Underwriting expenses	20.0%	21.1%

Combined ratio – accident year	113.8%	112.3%
Net favourable development	(15.6)%	(6.1)%

Combined ratio – calendar year	98.2%	106.2%

Gross premiums written	1,150.0	1,194.3

Net premiums written	1,031.4	948.7

Net premiums earned	990.2	992.2

Underwriting profit (loss)	18.2	(61.7)
Interest and dividends	27.1	41.5

Operating income (loss)	45.3	(20.2)
Net losses on investments	(55.5)	(63.1)

Pre-tax loss before interest and other	(10.2)	(83.3)

Net loss	(8.7)	(38.1)

(1)
The results differ from the standalone results of Northbridge primarily due to purchase accounting adjustments related to the privatization of Northbridge in 2009.

Effective January 1, 2013 Northbridge sold its wholly-owned U.S.-based subsidiary Commonwealth Insurance Company of America ("CICA") to TIG Insurance Company ("TIG Insurance"). CICA had total equity of $20.8 on January 1, 2013 principally comprised of its U.S. property business in runoff following the renewal rights transfer discussed below. Periods prior to January 1, 2013 have not been restated as the impact was not significant. Effective January 1, 2013 Northbridge discontinued its 10% participation on a quota share reinsurance contract with Group Re and received $39.1 (Cdn$39.4) of unearned premium which had previously been ceded to Group Re (the "unearned premium portfolio transfer"). Effective May 1, 2012 Northbridge sold the renewal rights of its U.S. property business to a wholly-owned subsidiary of OdysseyRe (the "renewal rights transfer").

Northbridge's underwriting results in 2013 showed significant improvement compared to 2012 primarily due to increased net favourable prior year reserve development, partially offset by higher current period catastrophe losses and the competitive conditions within the Canadian commercial lines insurance market which remained challenging. Northbridge reported an underwriting profit of $18.2 (combined ratio of 98.2%) in 2013 compared to an underwriting loss of $61.7 (combined ratio of 106.2%) in 2012.

Net favourable prior year reserve development, reflecting better than expected emergence across most accident years and lines of business, increased from $60.8 (6.1 combined ratio points) in 2012 to $154.0 (15.6 combined ratio points) in 2013. Current period catastrophe losses in 2013 (inclusive of reinstatement premiums payable) totaled $61.0 (6.2 combined ratio points) comprised principally of the impact of the Alberta floods of $34.1 (3.5 combined ratio points) and the Toronto floods of $18.5 (1.9 combined ratio points). The underwriting results in 2012 included current period catastrophe losses (inclusive of reinstatement premiums payable) of $39.0 (4.0 combined ratio points), primarily related to the impact of Hurricane Sandy on the U.S. property exposure of Northbridge Indemnity prior to the sale of that business to TIG Insurance and also included the impact of storms in Alberta, Ontario and Quebec.

Northbridge's expense ratio decreased from 21.1% in 2012 to 20.0% in 2013 primarily as a result of lower operating expenses in 2013 (operating expenses in 2012 included a non-recurring adjustment to the harmonized sales tax applied to reinsurance premiums ceded to foreign affiliated reinsurers) and a year-over-year increase in net premiums earned of 2.8% (expressed in Canadian dollars). Northbridge's corporate overhead in 2013 included a charge of $31.2 (Cdn$31.9) related to software development costs that became redundant following a decision by Northbridge to pursue a new group-wide underwriting software system. Northbridge's commission expense ratio increased from 15.0% in 2012 to 16.3% in 2013 reflecting lower ceding commissions received in 2013 following the termination of the intercompany quota share reinsurance contract discussed above.

In order to better compare Northbridge's gross premiums written, net premiums written and net premiums earned in 2013 and 2012, the premiums presented in the following table are expressed in Canadian dollars, give effect to the renewal rights transfer as of January 1, 2012 and exclude the effect on January 1, 2013 of the unearned premium portfolio transfer.

	Cdn$
	2013	2012
Gross premiums written	1,184.2	1,172.2
Net premiums written	1,023.4	940.5
Net premiums earned	1,018.9	971.6

Gross premiums written increased by 1.0% from Cdn$1,172.2 in 2012 to Cdn$1,184.2 in 2013 due to higher premium volumes at Federated Insurance, partially offset by lower premium volumes at Northbridge Insurance. Higher premium volumes at Federated Insurance in 2013 reflected an increase in the opportunities to quote on new business coupled with an increase in the ratio of new business accepted relative to business quoted. Lower premium volumes at Northbridge Insurance reflected modest decreases in writings across most segments except in the Specialty Risk segment which benefited from increased fronting of property and aviation business. In addition to the factors which impacted gross premiums written, the growth in net premiums written and net premiums earned of 8.8% and 4.9% respectively in 2013, reflected increased premium retention following the termination of the intercompany quota share reinsurance contract with Group Re.

The significant year-over-year improvement in underwriting profitability and decreased net losses on investments (as set out in the table following this paragraph), partially offset by lower interest and dividend income (principally reflecting the impact of increased holdings of cash and short term investments year-over-year, increased investment administration expenses and lower dividend income due to sales of certain dividend paying common stocks in 2013, partially offset by an increase in share of profit of associates), produced a pre-tax loss before interest and other of $10.2 in 2013 compared to a pre-tax loss before interest and other of $83.3 in 2012.

	2013	2012
Common stocks and equity derivatives (excluding equity hedges)	141.3	60.1
Equity hedges	(202.8)	(137.3)
Bonds	(29.4)	73.9
Preferred stocks	(5.5)	(11.7)
CPI-linked derivatives	(27.6)	(35.1)
Foreign currency	47.0	(20.3)
Gain on disposition of associates	22.2	6.8
Other	(0.7)	0.5

Net losses on investments	(55.5)	(63.1)

Northbridge's cash resources, excluding the impact of foreign currency translation, increased by $716.1 in 2013 (2012 – $45.6). Cash provided by operating activities of $22.7 in 2013 was relatively unchanged from cash provided by operating activities of $23.4 in 2012.

Northbridge's average annual return on average equity over the past 28 years since inception in 1985 was 13.5% at December 31, 2013 (December 31, 2012 – 14.0%) (expressed in Canadian dollars).

Set out below are the balance sheets (in U.S. dollars) for Northbridge as at December 31, 2013 and 2012.

	2013(1)	2012(1)
Assets
Holding company cash and investments	32.6	43.2
Insurance contract receivables	289.4	292.2
Portfolio investments	3,183.8	3,378.3
Deferred premium acquisition costs	100.0	104.4
Recoverable from reinsurers	835.3	982.5
Deferred income taxes	67.7	66.7
Goodwill and intangible assets	177.9	225.4
Due from affiliates	101.1	129.7
Other assets	168.0	179.5
Investment in Fairfax affiliates	32.6	34.7

Total assets	4,988.4	5,436.6

Liabilities
Accounts payable and accrued liabilities	174.7	214.3
Income taxes payable	–	1.0
Short sale and derivative obligations	33.8	45.0
Due to affiliates	7.6	1.3
Funds withheld payable to reinsurers	3.9	5.8
Provision for losses and loss adjustment expenses	2,686.1	2,971.4
Provision for unearned premiums	602.4	643.6

Total liabilities	3,508.5	3,882.4

Total equity	1,479.9	1,554.2

Total liabilities and total equity	4,988.4	5,436.6

(1)
These balance sheets differ from the standalone balance sheets of Northbridge primarily due to purchase accounting adjustments (principally goodwill and intangible assets) related to the privatization of Northbridge in 2009. Excluding these purchase accounting adjustments, Northbridge's total equity was $1,330.5 at December 31, 2013 (December 31, 2012 – $1,389.5).

Northbridge's Canadian dollar balance sheets (inclusive of Fairfax-level purchase accounting adjustments) are translated into U.S. dollars in Fairfax's consolidated financial reporting and reflect the currency translation effect in 2013 of the depreciation of the Canadian dollar relative to the U.S. dollar (6.3% on a year-over-year basis). As regards certain December 31, 2013 balance sheet items: Provision for losses and loss adjustment expenses and recoverable from reinsurers decreased reflecting improved loss experience. The decrease in recoverable from reinsurers (specifically the reinsurers' share of provision for unearned premiums) also reflected the impact of the unearned premium portfolio transfer. Total equity decreased primarily reflecting the net loss in 2013 and decreased accumulated other comprehensive income (principally as a result of the currency translation effect described above).

Northbridge's investment in Fairfax affiliates as at December 31, 2013 consisted of:

Affiliate	% interest
Ridley	31.8%

    U.S. Insurance – Crum & Forster and Zenith National(1)

	2013			2012
	Crum & Forster	Zenith National	Total	Crum & Forster	Zenith National	Total
Underwriting profit (loss)	(24.3)	19.2	(5.1)	(113.2)	(93.1)	(206.3)

Loss & LAE – accident year	70.1%	67.5%	69.2%	73.1%	77.9%	74.7%
Commissions	13.3%	9.8%	12.1%	13.0%	9.8%	11.9%
Underwriting expenses	17.8%	25.1%	20.4%	18.8%	28.2%	21.9%

Combined ratio – accident year	101.2%	102.4%	101.7%	104.9%	115.9%	108.5%
Net adverse (favourable) development	0.7%	(5.3)%	(1.4)%	4.4%	(0.3)%	2.9%

Combined ratio – calendar year	101.9%	97.1%	100.3%	109.3%	115.6%	111.4%

Gross premiums written	1,562.2	716.3	2,278.5	1,529.7	633.5	2,163.2

Net premiums written	1,232.9	700.3	1,933.2	1,253.4	619.4	1,872.8

Net premiums earned	1,261.0	673.8	1,934.8	1,214.6	597.0	1,811.6

Underwriting profit (loss)	(24.3)	19.2	(5.1)	(113.2)	(93.1)	(206.3)
Interest and dividends	38.3	22.3	60.6	28.1	21.5	49.6

Operating income (loss)	14.0	41.5	55.5	(85.1)	(71.6)	(156.7)
Net gains (losses) on investments	(313.8)	(131.2)	(445.0)	126.2	21.1	147.3
Loss on repurchase of long term debt	–	–	–	(0.8)	–	(0.8)

Pre-tax income (loss) before interest and other	(299.8)	(89.7)	(389.5)	40.3	(50.5)	(10.2)

Net earnings (loss)	(195.7)	(59.9)	(255.6)	29.3	(35.2)	(5.9)

(1)
These results differ from those published by Zenith National primarily due to differences between IFRS and U.S. GAAP, intercompany investment transactions and acquisition accounting adjustments recorded by Fairfax related to the acquisition of Zenith National in 2010.

Crum & Forster

On December 31, 2013 Runoff (Clearwater Insurance) assumed net insurance liabilities of $68.6 from Crum & Forster related to its discontinued New York construction contractors' business. Runoff received $68.6 of cash and investments as consideration from Crum & Forster for assuming those liabilities. This transfer is expected to reduce the volatility of the operating income of Crum & Forster and may reduce interest and dividend income earned as a result of the transfer of cash and investments to Runoff. In its assessment of the performance of Crum & Forster and Runoff, the company's management does not consider the initial effects of such reinsurance transactions and as a result, the tables in this MD&A which set out the operating results of Crum & Forster and Runoff do not give effect to the initial effects of this transaction. Had this reinsurance transaction been reflected in the operating results of the Crum & Forster segment, net premiums written and net premiums earned would have decreased by $68.6 and losses on claims would have decreased by $68.6 with Crum & Forster's operating income remaining unchanged in 2013.

On October 3, 2013 Crum & Forster assumed the renewal rights to American Safety's environmental casualty, excess and surplus lines casualty, property and package lines of business. In 2014 Crum & Forster anticipates writing approximately $73 of gross premiums related to these renewal rights.

Effective October 1, 2013 Crum & Forster transferred its directors and officers and management liability insurance business to Hudson Insurance Group ("Hudson"), a wholly-owned insurance subsidiary of OdysseyRe. This strategic combination will allow Hudson (which also underwrites this line of business) to provide a more focused and efficient presence in the marketplace for such insurance. The transferred business produces approximately $20 of annual gross premiums written.

On July 3, 2013 Crum & Forster acquired a 100% interest in Hartville Group, Inc. ("Hartville") for cash purchase consideration of $34.0. Hartville markets and administers pet health insurance plans (including enrollment, claims, billing and customer service) and produces approximately $40 of gross premiums written annually. Prior to the acquisition, Crum & Forster underwrote all of the premiums produced by Hartville and ceded 57% of this business to a reinsurance subsidiary controlled by Hartville. Subsequent to the acquisition, Crum & Forster will underwrite and retain 100% of the premiums produced by Hartville.

Crum & Forster reported an underwriting loss of $24.3 and a combined ratio of 101.9% in 2013 compared to an underwriting loss of $113.2 and a combined ratio of 109.3% in 2012. The improvement in underwriting performance primarily reflected the pre-tax impact of decreased net adverse prior year reserve development and lower current period catastrophe losses.

Crum & Forster's underwriting results in 2013 included $8.3 (0.7 of a combined ratio point) of net adverse prior year reserve development, primarily related to general liability loss reserves at First Mercury, partially offset by net favourable prior year reserve development related to a single large liability claim at Crum & Forster. Crum & Forster's underwriting results in 2012 included $54.0 (4.4 combined ratio points) of net adverse prior year reserve development, primarily related to workers' compensation loss reserves at Crum & Forster and general liability loss reserves at First Mercury, partially offset by net favourable emergence in the loss reserves of other lines of business. Current period catastrophe losses of $3.7 in 2013 decreased significantly from catastrophe losses of $28.7 in 2012 which primarily reflected the impact of Hurricane Sandy.

Crum & Forster's expense ratio (excluding commissions) decreased from 18.8% in 2012 to 17.8% in 2013 reflecting increased net premiums earned of 3.8% and decreased underwriting expenses of 1.5%. Underwriting expenses in 2013 included the benefit of a business interruption insurance recovery related to Hurricane Sandy at the Seneca division and lower premium tax expense, partially offset by increased compensation expense. Underwriting expenses in 2012 included a non-recurring benefit following the release of a reserve for uncollectible balances related to structured settlements. Crum & Forster's commission expense ratio increased from 13.0% in 2012 to 13.3% in 2013 principally as a result of unfavourable adjustments to profit sharing reinsurance commissions at First Mercury related to the net adverse prior year reserve development described in the preceding paragraph.
Gross premiums written increased by 2.1% from $1,529.7 in 2012 to $1,562.2 in 2013 primarily reflecting an increase in specialty lines gross premiums written of $129.3 (increased by 10.9%), partially offset by lower standard lines gross premiums written of $96.8 (decreased by 28.2% due to the re-underwriting of the workers' compensation business which was completed in the fourth quarter of 2013). Specialty lines gross premiums written increased year-over-year in every specialty division, except First Mercury, with Fairmont accident and health business (mostly related to a new travel program) accounting for the majority of the growth. The reduced premium volume at First Mercury was the result of the targeted non-renewal of unprofitable classes of primary and excess general liability business written in the excess and surplus lines market. Crum & Forster's environmental casualty and First Mercury business benefited in 2013 from approximately $9 and $4 of gross premiums written respectively, as a result of the acquisition of American Safety.

Net premiums written decreased by 1.6% in 2013 reflecting the impact of the shift in business mix described in the preceding paragraph, partially offset by increased premium retention of business produced by Hartville (an increase year-over-year of $13.9). The increase in comparatively low premium retention specialty business and the decrease in higher premium retention business (primarily workers' compensation) resulted in the growth in net premiums written lagging the growth in gross premiums.

Net premiums earned increased by 3.8% in 2013 reflecting the increase in accident and health net premiums written which earn into income over a shorter period of time, partially offset by reductions in the net premiums written in the workers' compensation and First Mercury lines of business in prior quarters.

Interest and dividend income of $28.1 in 2012 increased to $38.3 in 2013 reflecting lower total return swap expense (Crum & Forster terminated approximately $1.1 billion notional amount of short equity index total return swaps in 2013) and an increase in share of profit of associates, partially offset by lower investment income earned reflecting the sale of higher-yielding municipal, government and corporate bonds in 2012 and sales of dividend paying common stocks in 2013 where the proceeds were reinvested into lower yielding cash and short term investments. The significant increase in net losses on investments, partially offset by the improvements in underwriting profitability and higher interest and dividend income, produced a pre-tax loss before interest and other of $299.8 in 2013 compared to pre-tax income before interest and other of $40.3 in 2012.

Crum & Forster's cash resources, excluding the impact of foreign currency translation, increased by $14.8 in 2013 compared to a decrease of $48.5 in 2012. Cash provided by operating activities (excluding operating cash flow activity related to securities recorded as at FVTPL) was $122.8 in 2013 compared to $116.7 in 2012 with the year-over-year increase primarily attributable to increased net premium collections and higher investment income and income tax recoveries received. Crum & Forster's cumulative net earnings since acquisition on August 13, 1998 was $1,406.8, and its annual return on average equity since acquisition has been 9.2% (December 31, 2012 – 10.7%).

Zenith National

Zenith National reported an underwriting profit of $19.2 and a combined ratio of 97.1% in 2013 compared to an underwriting loss of $93.1 and a combined ratio of 115.6% in 2012. Net premiums earned in 2013 of $673.8 increased from $597.0 in 2012 principally reflecting premium rate increases. The improvement in Zenith National's combined ratios in 2013 compared to 2012 reflected: a decrease of 10.4 percentage points in the accident year loss and LAE ratio in 2013 due to earned premium price increases exceeding estimates of loss trends; net favourable prior year reserve development of 5.3 percentage points in 2013 reflecting net favourable emergence related to the 2012 accident year; and a decrease in the expense ratio (excluding commissions) of 3.1 percentage points in 2013 as a result of a 12.9% year-over-year increase in net premiums earned.

Interest and dividend income remained stable year-over-year ($22.3 in 2013 compared to $21.5 in 2012). The significant net losses on investments (as set out in the table below), partially offset by improvements in underwriting profitability and relatively stable interest and dividend income, produced a pre-tax loss before interest and other of $89.7 in 2013 compared to a pre-tax loss before interest and other of $50.5 in 2012.

At December 31, 2013 Zenith National had unrestricted cash and cash equivalents of $54.0. Cash provided by operating activities (excluding operating cash flow activity related to securities recorded as at FVTPL) increased from $36.7 in 2012 to $109.2 in 2013 primarily as a result of higher net premium collections.

Net gains (losses) on investments in the years ended December 31, 2013 and 2012 for the U.S. Insurance segment were comprised as shown in the following table:

	2013			2012
	Crum & Forster	Zenith National	Total	Crum & Forster	Zenith National	Total
Common stocks and equity derivatives (excluding equity hedges)	214.0	76.2	290.2	161.2	15.5	176.7
Equity hedges	(339.0)	(121.5)	(460.5)	(177.5)	(26.2)	(203.7)
Bonds	(181.3)	(88.5)	(269.8)	169.9	34.7	204.6
Preferred stocks	13.9	11.9	25.8	(0.8)	6.5	5.7
CPI-linked derivatives	(15.8)	(9.2)	(25.0)	(18.3)	(11.2)	(29.5)
Other	(5.6)	(0.1)	(5.7)	(8.3)	1.8	(6.5)

Net gains (losses) on investments	(313.8)	(131.2)	(445.0)	126.2	21.1	147.3

Set out below are the balance sheets for U.S. Insurance as at December 31, 2013 and 2012.

	2013				2012
	Crum & Forster	Zenith National(1)	Inter- company	Total	Crum & Forster	Zenith National(1)	Inter- company	Total
Assets
Holding company cash and investments	5.6	5.7	–	11.3	2.0	14.8	–	16.8
Insurance contract receivables	194.0	196.3	–	390.3	214.1	182.0	–	396.1
Portfolio investments	3,320.1	1,657.6	–	4,977.7	3,552.7	1,661.5	–	5,214.2
Deferred premium acquisition costs	95.1	9.1	–	104.2	94.5	6.9	–	101.4
Recoverable from reinsurers	1,568.3	164.5	–	1,732.8	1,454.1	176.4	–	1,630.5
Deferred income taxes	272.8	44.4	–	317.2	156.3	1.0	–	157.3
Goodwill and intangible assets	187.1	463.5	–	650.6	149.7	472.7	–	622.4
Due from affiliates	0.9	0.2	–	1.1	0.3	0.1	–	0.4
Other assets	143.2	56.7	–	199.9	140.0	69.0	–	209.0
Investments in Fairfax affiliates	126.9	–	(29.4)	97.5	126.5	–	(29.4)	97.1

Total assets	5,914.0	2,598.0	(29.4)	8,482.6	5,890.2	2,584.4	(29.4)	8,445.2

Liabilities
Accounts payable and accrued liabilities	201.4	64.7	–	266.1	194.4	58.8	–	253.2
Short sale and derivative obligations	14.7	12.2	–	26.9	18.4	9.6	–	28.0
Due to affiliates	26.0	0.4	–	26.4	42.3	–	–	42.3
Funds withheld payable to reinsurers	397.4	–	–	397.4	322.5	–	–	322.5
Provision for losses and loss adjustment expenses	3,401.0	1,319.9	–	4,720.9	3,290.6	1,292.3	–	4,582.9
Provision for unearned premiums	525.0	241.4	–	766.4	542.3	214.0	–	756.3
Long term debt	41.4	38.1	–	79.5	41.4	38.1	–	79.5

Total liabilities	4,606.9	1,676.7	–	6,283.6	4,451.9	1,612.8	–	6,064.7

Total equity	1,307.1	921.3	(29.4)	2,199.0	1,438.3	971.6	(29.4)	2,380.5

Total liabilities and total equity	5,914.0	2,598.0	(29.4)	8,482.6	5,890.2	2,584.4	(29.4)	8,445.2

(1)
These balance sheets differ from those published by Zenith National, primarily due to differences between IFRS and US GAAP and acquisition accounting adjustments (principally goodwill and intangible assets) which arose on the acquisition of Zenith National in 2010. Excluding these acquisition accounting adjustments, Zenith National's IFRS total equity was $532.5 at December 31, 2013 (December 31, 2012 – $578.0).

Significant changes to the balance sheet of U.S. Insurance at December 31, 2013 compared to December 31, 2012 primarily reflected growth in the year-over-year business volumes at Crum & Forster and Zenith National. Portfolio investments decreased principally as a result of hedging losses and unrealized mark-to-market losses (primarily related to bonds), partially offset by net appreciation of the common stock portfolio and cash provided by operating activities (excluding operating cash flow activity related to securities recorded as at FVTPL). Recoverable from reinsurers at Crum & Forster increased as a result of adverse development on general liability loss reserves ceded to reinsurers including the $68.6 of New York construction contractors' business ceded to Runoff. Deferred income taxes increased at Crum & Forster and Zenith National principally due to increased net operating losses recorded during 2013. Provision for losses and loss adjustment expenses at Crum & Forster increased primarily as a result of adverse prior year reserve development on general liability losses. Total equity decreased primarily as a result of the net losses of $195.7 (2012 – net earnings of $29.3) and $59.9 (2012 – $35.2) at Crum & Forster and Zenith National respectively, partially offset by capital contributions from Fairfax to Crum & Forster and Zenith National of $65.0 (2012 – $5.0) and $10.0 (2012 – nil) respectively. Crum & Forster and Zenith National paid dividends to Fairfax and its affiliates in 2013 of nil (2012 – $63.0) and nil (2012 – $100.0) respectively.

Crum & Forster's investments in Fairfax affiliates as at December 31, 2013 consisted of:

Affiliate	% interest
TRG Holdings	1.4%
Advent	13.8%
OdysseyRe	8.1%
Zenith National	2.0%

    Asian Insurance – Fairfax Asia

	2013	2012
Underwriting profit	32.0	30.1

Loss & LAE – accident year	80.3%	78.8%
Commissions	1.4%	2.5%
Underwriting expenses	12.3%	12.8%

Combined ratio – accident year	94.0%	94.1%
Net favourable development	(6.5)%	(7.1)%

Combined ratio – calendar year	87.5%	87.0%

Gross premiums written	530.2	515.2

Net premiums written	257.4	240.6

Net premiums earned	256.2	231.4

Underwriting profit	32.0	30.1
Interest and dividends	36.7	36.2

Operating income	68.7	66.3
Net gains (losses) on investments	(23.8)	0.3

Pre-tax income before interest and other	44.9	66.6

Net earnings	35.8	53.8

Fairfax Asia comprises the company's Asian holdings and operations: Singapore-based First Capital Insurance Limited, Hong Kong-based Falcon Insurance (Hong Kong) Company Limited, Malaysia-based The Pacific Insurance Berhad, 40.5%-owned Bangkok-based Falcon Insurance PLC ("Falcon Thailand") and 26.0%-owned Mumbai-based ICICI Lombard General Insurance Company Limited ("ICICI Lombard"), India's largest (by market share) private general insurer (the remaining 74.0% interest is held by ICICI Bank, India's second largest commercial bank). Falcon Thailand and ICICI Lombard are reported under the equity method of accounting.

Fairfax Asia reported an underwriting profit of $32.0 and a combined ratio of 87.5% in 2013 compared to an underwriting profit of $30.1 and a combined ratio of 87.0% in 2012. Each of First Capital, Falcon and Pacific Insurance produced combined ratios as set out in the following table:

	2013	2012
First Capital	78.1%	79.0%
Falcon	101.3%	98.4%
Pacific Insurance	91.7%	90.8%

Fairfax Asia's combined ratio in 2013 included 6.5 combined ratio points ($16.7) of net favourable prior year reserve development compared to 7.1 combined ratio points ($16.4) of net favourable prior year reserve development in 2012 (primarily attributable to commercial automobile, workers' compensation and marine hull loss reserves in 2013 and 2012, partially offset by net adverse prior year development of property loss reserves related to the Thailand floods in 2012). Falcon's combined ratio in 2013 reflected the impact of an assumed Thailand-based commercial automobile treaty which resulted in higher loss and commission ratios.

During 2013 gross premiums written, net premiums written and net premiums earned increased by 2.9%, 7.0% and 10.7% respectively, primarily as a result of increased writings in the commercial automobile, engineering and liability lines of business, partially offset by reduced writings in the marine hull line of business. The year-over-year increase in net premiums written in 2013 exceeded the increase in gross premiums written due to the growth in the commercial automobile line of business (primarily at Falcon and Pacific Insurance) where Fairfax Asia's premium retention is higher relative to its other lines of business. The increase in net premiums earned reflected the growth in net premiums written in prior periods.

The combination of the year-over-year increase in net losses on investments (as set out in the table below), partially offset by increased underwriting profit and stable interest and dividend income on a year-over-year basis, produced pre-tax income before interest and other of $44.9 in 2013 compared to pre-tax income before interest and other of $66.6 in 2012.

	2013	2012
Common stocks and equity derivatives (excluding equity hedges)	10.1	12.9
Equity hedges	(30.1)	(16.4)
Bonds	(7.7)	17.3
Preferred stocks	(1.0)	(2.5)
Foreign currency	5.0	(10.9)
Other	(0.1)	(0.1)

Net gains (losses) on investments	(23.8)	0.3

As at December 31, 2013 the company had invested a total of $112.7 to acquire and maintain its 26.0% interest in ICICI Lombard and carried this investment at $80.1 under the equity method of accounting (fair value of $261.0 as disclosed in note 6 (Investments in Associates) to the consolidated financial statements for the year ended December 31, 2013). In 2013 Fairfax Asia contributed $4.8 (2012 – nil) to ICICI Lombard through participation in a rights offering to maintain its 26.0% ownership interest. The company's investment in ICICI Lombard is included in portfolio investments in the Fairfax Asia balance sheet that follows.

During the twelve month period ended September 30, 2013, ICICI Lombard's gross premiums written increased in Indian rupees by 13% over the comparable period in 2012, with a combined ratio of 105.9%. The Indian property and casualty insurance industry experienced increasingly competitive market conditions in 2013 as recent new entrants continued to increase their market share. With a 9.6% market share, 4,924 employees and 273 offices across India, ICICI Lombard is India's largest (by market share) private general insurer. Please see its website (www.icicilombard.com) for further details of its operations.

Set out below are the balance sheets for Fairfax Asia as at December 31, 2013 and 2012:

	2013	2012
Assets
Insurance contract receivables	95.0	101.4
Portfolio investments	1,089.9	972.8
Deferred premium acquisition costs	20.0	23.8
Recoverable from reinsurers	511.5	507.2
Goodwill and intangible assets	29.2	30.8
Due from affiliates	4.9	5.9
Other assets	44.5	34.8

Total assets	1,795.0	1,676.7

Liabilities
Accounts payable and accrued liabilities	229.3	191.8
Income taxes payable	7.7	8.6
Short sale and derivative obligations	0.1	3.9
Due to affiliates	4.2	0.8
Funds withheld payable to reinsurers	70.9	94.1
Provision for losses and loss adjustment expenses	643.9	610.4
Provision for unearned premiums	219.9	227.8
Deferred income taxes	9.0	9.0

Total liabilities	1,185.0	1,146.4

Total equity	610.0	530.3

Total liabilities and total equity	1,795.0	1,676.7

Fairfax Asia's balance sheet at December 31, 2013 reflected the year-over-year impact of the appreciation of the U.S. dollar relative to the Singapore dollar and Malaysian ringgit of 3.3% and 6.6% respectively. As regards certain December 31, 2013 balance sheet items: Portfolio investments increased reflecting a capital contribution from Fairfax and cash provided by operating activities (excluding operating cash flow activity related to securities recorded as at FVTPL). Recoverable from reinsurers and provision for losses and loss adjustment expenses increased reflecting growth in year-over-year business volumes across all of the operating companies within the group. Funds withheld payable to reinsurers decreased reflecting the settlement by First Capital of a significant balance. Total equity increased primarily as a result of the net earnings in 2013 and a capital contribution received from Fairfax.

    Reinsurance – OdysseyRe(1)

	2013	2012
Underwriting profit	379.9	265.8

Loss & LAE – accident year	64.2%	67.7%
Commissions	20.0%	19.0%
Underwriting expenses	8.8%	8.4%

Combined ratio – accident year	93.0%	95.1%
Net favourable development	(9.0)%	(6.6)%

Combined ratio – calendar year	84.0%	88.5%

Gross premiums written	2,715.5	2,773.2

Net premiums written	2,376.9	2,402.3

Net premiums earned	2,373.6	2,315.3

Underwriting profit	379.9	265.8
Interest and dividends	191.7	127.5

Operating income	571.6	393.3
Net gains (losses) on investments	(816.5)	267.2

Pre-tax income (loss) before interest and other	(244.9)	660.5

Net earnings (loss)	(146.7)	394.4

(1)
These results differ from those published by Odyssey Re Holdings Corp. primarily due to differences between IFRS and U.S. GAAP and purchase accounting adjustments (principally goodwill and intangible assets) recorded by Fairfax related to the privatization of OdysseyRe in 2009.

On October 3, 2013 Hudson Insurance Group ("Hudson"), a wholly-owned insurance subsidiary of OdysseyRe, assumed the renewal rights to American Safety's surety lines of business. In 2014 Hudson anticipates writing approximately $30 of gross premiums written related to these renewal rights.

Effective October 1, 2013 Crum & Forster transferred its directors and officers and management liability insurance business to Hudson. This strategic combination will allow Hudson (also an underwriter of these lines of business) to provide a more focused and efficient presence in the marketplace for such insurance. The transferred business produces approximately $20 of annual gross premiums written.

On June 1, 2012 OdysseyRe entered into a significant quota share reinsurance contract covering property risks in Florida (the "Florida property quota share reinsurance contract"). On the inception date the cedent transferred $119.8 of unearned premiums to OdysseyRe. The Florida property quota share reinsurance contract was renewed on June 1, 2013 with OdysseyRe's participation rate decreasing from 45% to 30%, requiring OdysseyRe to return $37.9 of unearned premiums to the cedent.

OdysseyRe's underwriting profit increased to $379.9 (a combined ratio of 84.0%) in 2013 from $265.8 (a combined ratio of 88.5%) in 2012. The increase in underwriting profit reflected the pre-tax impact of a significant decrease in current period catastrophe losses (as set out in the table below) and higher net favourable prior year reserve development, partially offset by a modest increase in the commission expense ratio.

	2013			2012
	Catastrophe losses(1)	Combined ratio impact		Catastrophe losses(1)	Combined ratio impact
Typhoon Fitow	25.8	1.1		–	–
Alberta floods	25.1	1.1		–	–
Germany hailstorms	25.0	1.1		–	–
Central Europe floods	14.9	0.6		–	–
Windstorm Christian	12.9	0.6		–	–
Toronto floods	11.0	0.5		–	–
Hurricane Sandy	–	–		175.0	7.7
Other	88.7	3.7		108.2	4.7

	203.4	8.7	points	283.2	12.4	points

(1)
Net of reinstatement premiums.

OdysseyRe's combined ratio in 2013 included the benefit of 9.0 combined ratio points ($214.7) of net favourable prior year reserve development compared to 6.6 combined ratio points ($152.0) in 2012. Net favourable prior year reserve development during those respective periods primarily reflected net favourable emergence on property catastrophe, casualty and non-castastrophe property loss reserves.

OdysseyRe's commission expense ratio increased from 19.0% in 2012 to 20.0% in 2013 principally reflecting changes in OdysseyRe's mix of business (primarily the Florida property quota share reinsurance contract) and higher reinstatement premiums received in 2012, which do not attract commissions.

In order to better compare OdysseyRe's gross premiums written, net premiums written and net premiums earned in 2013 and 2012, the premiums presented in the following table exclude from those respective periods the impact of the unearned premium portfolio transfers related to the Florida property quota share reinsurance contract and also excludes from 2012 a one-time positive adjustment of $49.5 to reflect the earning into income of certain lines of business in OdysseyRe's U.S. Insurance division to the end of the period (previously, these lines of business were earned into income on a two month lag). The effect of this adjustment on underwriting profit was not significant.

	2013	2012
Gross premiums written	2,753.4	2,653.4
Net premiums written	2,414.8	2,282.5
Net premiums earned	2,373.6	2,265.8

Gross premiums written, net premiums written and net premiums earned increased by 3.8%, 5.8% and 4.8% respectively, in 2013 compared to 2012, primarily reflecting increased writings of U.S. crop insurance and the contribution of the Florida property quota share reinsurance contract throughout 2013 compared to seven months (June to December) in 2012, partially offset by lower writings of property catastrophe and casualty business.

Interest and dividend income increased from $127.5 in 2012 to $191.7 in 2013 primarily reflecting the following: Share of profit of associates, inclusive of limited partnership investment income, increased year-over-year (in 2012 OdysseyRe recorded its one-time $10.9 share of an impairment charge recognized by an associate). Total return swap expense decreased following the termination of approximately $1.4 billion notional amount of short equity index total return swaps in 2013. Investment income earned decreased in 2013 reflecting the sale of higher-yielding bonds during 2012 and dividend paying common stocks during 2013 where the proceeds were reinvested into lower yielding securities.

The significant net losses on investments (as set out in the table below), partially offset by increased underwriting profit and higher interest and dividend income, produced a pre-tax loss before interest and other of $244.9 in 2013 compared to pre-tax income before interest and other of $660.5 in 2012.

	2013	2012
Common stocks and equity derivatives (excluding equity hedges)	375.3	306.5
Equity hedges	(767.8)	(298.1)
Bonds	(385.0)	362.4
Preferred stocks	44.5	(9.5)
CPI-linked derivatives	(62.4)	(56.9)
Foreign currency	8.1	(31.5)
Gain on disposition of associate	12.2	14.7
Other	(41.4)	(20.4)

Net gains (losses) on investments	(816.5)	267.2

OdysseyRe's cash resources, excluding the impact of foreign currency translation, increased by $31.0 in 2013 compared to an increase of $202.9 in 2012. Cash provided by operating activities (excluding operating cash flow activity related to securities recorded as at FVTPL) decreased from $369.8 in 2012 to $312.6 in 2013 primarily as a result of lower net premium collections, partially offset by lower net catastrophe loss payments.

Set out below are the balance sheets for OdysseyRe as at December 31, 2013 and 2012:

	2013(1)	2012(1)
Assets
Holding company cash and investments	246.0	310.1
Insurance contract receivables	815.8	741.6
Portfolio investments	7,986.6	8,569.8
Deferred premium acquisition costs	204.2	201.6
Recoverable from reinsurers	990.4	984.9
Deferred income taxes	204.8	93.5
Goodwill and intangible assets	168.9	164.4
Due from affiliates	205.4	2.0
Other assets	138.3	131.3
Investments in Fairfax affiliates	181.4	181.4

Total assets	11,141.8	11,380.6

Liabilities
Accounts payable and accrued liabilities	494.1	526.3
Income taxes payable	–	25.9
Short sale and derivative obligations	118.1	88.2
Due to affiliates	10.8	16.8
Funds withheld payable to reinsurers	16.3	5.8
Provision for losses and loss adjustment expenses	5,603.5	5,656.3
Provision for unearned premiums	825.6	834.4
Long term debt	264.1	446.0

Total liabilities	7,332.5	7,599.7

Total equity	3,809.3	3,780.9

Total liabilities and total equity	11,141.8	11,380.6

(1)
These balance sheets differ from those published by Odyssey Re Holdings Corp. primarily due to differences between IFRS and US GAAP and purchase accounting adjustments (principally goodwill and intangible assets) which arose on the privatization of OdysseyRe. Excluding these purchase accounting adjustments, OdysseyRe's IFRS total equity was $3,701.3 at December 31, 2013 (December 31, 2012 – $3,673.1).

OdysseyRe's balance sheet at December 31, 2013 reflected the year-over-year impact of the depreciation of the U.S. dollar relative to the euro and British pound sterling of 4.5% and 1.9% respectively, partially offset by the 6.3% appreciation of the U.S. dollar relative to the Canadian dollar. As regards certain December 31, 2013 balance sheet items: Insurance contract receivables increased primarily as a result of year-over-year premium growth in U.S. crop insurance. Portfolio investments decreased principally as a result of hedging losses, unrealized mark-to-market losses primarily related to bonds, and dividends paid by OdysseyRe's operating companies, partially offset by net appreciation of the common stock portfolio and cash provided by operating activities (excluding operating cash flow activity related to securities recorded as at FVTPL). Deferred income taxes increased primarily as a result of net losses on investments. Due from affiliates increased reflecting an increase in the intercompany loan between OdysseyRe and Fairfax. Provision for losses and loss adjustment expenses decreased as a result of the settlement of claims related to Hurricane Sandy and other prior years' catastrophes and net favourable prior year reserve development. Long term debt decreased due to the repayment upon maturity of $182.9 principal amount of unsecured senior notes. Total equity increased primarily as a result of a capital contribution from Fairfax funding the above-mentioned repayment of long term debt, partially offset by the net loss in 2013.

OdysseyRe's investments in Fairfax affiliates as at December 31, 2013 consisted of:

Affiliate	% interest
Fairfax Asia	17.0%
Advent	17.0%
Zenith National	6.1%

    Insurance and Reinsurance – Other

	2013
	Group Re	Advent	Polish Re	Fairfax Brasil	Inter- company	Total
Underwriting profit (loss)	39.1	(4.6)	(12.1)	(7.4)	–	15.0

Loss & LAE – accident year	64.0%	70.1%	71.7%	63.8%	–	67.7%
Commissions	24.0%	18.5%	17.1%	18.7%	–	20.0%
Underwriting expenses	2.7%	22.9%	8.2%	34.0%	–	15.0%

Combined ratio – accident year	90.7%	111.5%	97.0%	116.5%	–	102.7%
Net adverse (favourable) development	(18.9)%	(8.7)%	17.1%	(2.1)%	–	(6.1)%

Combined ratio – calendar year	71.8%	102.8%	114.1%	114.4%	–	96.6%

Gross premiums written	109.0	211.0	99.7	151.0	(32.2)	538.5

Net premiums written	105.0	157.0	84.1	60.8	–	406.9

Net premiums earned	138.8	164.0	85.4	51.3	–	439.5

Underwriting profit (loss)	39.1	(4.6)	(12.1)	(7.4)	–	15.0
Interest and dividends	2.5	6.5	3.9	1.2	–	14.1

Operating income (loss)	41.6	1.9	(8.2)	(6.2)	–	29.1
Net gains (losses) on investments	17.9	(1.8)	0.9	1.8	–	18.8

Pre-tax income (loss) before interest and other	59.5	0.1	(7.3)	(4.4)	–	47.9

Net earnings (loss)	63.2	(3.2)	(6.4)	(4.3)	–	49.3

	2012
	Group Re	Advent	Polish Re	Fairfax Brasil	Inter- company	Total
Underwriting profit (loss)	11.2	(3.1)	(14.0)	(15.9)	–	(21.8)

Loss & LAE – accident year	68.2%	76.7%	77.4%	86.4%	–	74.0%
Commissions	23.0%	23.3%	12.2%	2.0%	–	19.8%
Underwriting expenses	1.4%	15.2%	5.1%	56.8%	–	10.6%

Combined ratio – accident year	92.6%	115.2%	94.7%	145.2%	–	104.4%
Net adverse (favourable) development	2.1%	(13.5)%	20.6%	2.2%	–	(0.1)%

Combined ratio – calendar year	94.7%	101.7%	115.3%	147.4%	–	104.3%

Gross premiums written	210.6	250.4	115.5	113.8	(38.7)	651.6

Net premiums written	206.6	187.3	95.0	41.7	–	530.6

Net premiums earned	207.6	181.8	91.3	33.6	–	514.3

Underwriting profit (loss)	11.2	(3.1)	(14.0)	(15.9)	–	(21.8)
Interest and dividends	21.6	10.2	7.2	(1.4)	–	37.6

Operating income (loss)	32.8	7.1	(6.8)	(17.3)	–	15.8
Net gains on investments	197.5	18.7	10.3	9.1	–	235.6

Pre-tax income (loss) before interest and other	230.3	25.8	3.5	(8.2)	–	251.4

Net earnings (loss)	236.9	0.1	2.6	(8.2)	–	231.4

Effective January 1, 2013 Group Re discontinued its 10% participation on an intercompany quota share reinsurance contract with Northbridge and returned $39.1 of unearned premium to Northbridge (the "unearned premium portfolio transfer"). Group Re will continue to reinsure the runoff of claims liabilities assumed from Northbridge prior to January 1, 2013.

Effective January 1, 2012, the company's runoff Syndicate 3500 (managed by RiverStone Managing Agency Limited (UK)) accepted the reinsurance-to-close of all of the net insurance liabilities of Advent's runoff Syndicate 3330. This transaction has not been reflected in the table above for the reason set out in the Runoff section of this MD&A. Had that reinsurance-to-close transaction been reflected in the table above, net premiums written and net premiums earned would have decreased by $62.2 and ceded losses on claims would have increased by $62.2 with the result that Advent's underwriting profit would be unchanged in 2012. The transfer of the net insurance liabilities of Syndicate 3330 to Runoff is consistent with the company's strategy of gradually consolidating all of its runoff operations under the supervision of RiverStone management.

The improvement in underwriting profitability in the Insurance and Reinsurance – Other segment in 2013 compared to 2012 reflected the pre-tax impact of a significant decrease in current period catastrophe losses and higher net favourable prior year reserve development, partially offset by modest increases in the underwriting expense ratio. The Insurance and Reinsurance – Other segment produced an underwriting profit of $15.0 and a combined ratio of 96.6% in 2013 compared to an underwriting loss of $21.8 and a combined ratio of 104.3% in 2012.

Net favourable prior year reserve development in 2013 of $26.9 (6.1 combined ratio points) primarily reflected net favourable emergence at Group Re (principally related to prior years' catastrophe loss reserves) and Advent (across a number of lines of business), partially offset by net adverse emergence at Polish Re (principally related to commercial automobile loss reserves). Net favourable prior year reserve development in 2012 of $0.7 (0.1 of a combined ratio point) primarily reflected net adverse emergence at Polish Re (principally related to commercial automobile loss reserves) and net favourable emergence at Advent (principally related to commercial property loss reserves on discontinued business formerly produced through managing general agents).

Current period catastrophe losses (net of reinstatement premiums) in 2013 of $21.2 (4.8 combined ratio points) was principally comprised of $7.1 (1.6 combined ratio points) related to the Alberta floods, $4.8 (1.1 combined ratio points) related to the central Europe floods and $2.0 (0.5 of a combined ratio point) related to the Germany hailstorms. Current period catastrophe losses (net of reinstatement premiums) in 2012 of $58.9 (11.5 combined ratio points) was principally comprised of $40.7 of losses related to Hurricane Sandy (7.9 combined ratio points).

The underwriting expense ratio of the Insurance and Reinsurance – Other segment increased from 10.6% in 2012 to 15.0% in 2013, primarily as a result of the 14.5% year-over-year decrease in net premiums earned and increased operating expenses (primarily related to restructuring costs at Advent). The commission expense ratio of the Insurance and Reinsurance – Other segment increased from 19.8% in 2012 to 20.0% in 2013 primarily reflecting higher commission expense at Fairfax Brasil (principally related to a new affinity line of business in 2013 with commission rates that are higher than commission rates on the existing mix of business) and Polish Re (principally reflecting lower commission expense in 2012 related to favourable adjustments to profit sharing reinsurance commissions).

Gross premiums written, net premiums written and net premiums earned decreased by 11.4%, 15.9% and 14.5% respectively, in 2013 compared to 2012 (excluding the unearned premium portfolio transfer which suppressed the gross premiums written and net premiums written by Group Re in 2013 by $39.1). The decrease in gross premiums written primarily reflected the reduction in Group Re's quota share participation from 10.0% in 2012 to nil in 2013 following the termination of the intercompany quota share reinsurance contract with Northbridge and the non-renewal of certain classes of business where terms and conditions were inadequate at Advent and Polish Re, partially offset by growth at Fairfax Brasil. Net premiums written and net premiums earned were also affected by the decreased usage of reinsurance at Advent during 2013.

Interest and dividend income decreased from $37.6 in 2012 to $14.1 in 2013, primarily as a result of decreased share of profit of associates (reflecting the sales of Cunningham Lindsey in 2012 and The Brick in 2013) and lower investment income earned as a result of the sale in 2012 of higher yielding government bonds where the proceeds from sales were reinvested into lower yielding cash and short term investments. The gain on disposition of associate of $73.9 and $167.0 as set out in the table below reflected the net gains recognized on the sale of the company's investments in The Brick and Cunningham Lindsey respectively.

The year-over-year decrease in net gains on investments (as set out in the table below) and lower interest and dividend income, partially offset by the improvement in underwriting profitability, produced pre-tax income before interest and other of $47.9 in 2013 compared to pre-tax income before interest and other of $251.4 in 2012.

	2013	2012
Common stocks and equity derivatives (excluding equity hedges)	71.4	37.3
Equity hedges	(95.3)	(21.9)
Bonds	(11.8)	61.4
Preferred stocks	(11.7)	1.3
CPI-linked derivatives	(2.1)	(3.8)
Foreign currency	0.9	(1.4)
Gain on disposition of associate	73.9	167.0
Other	(6.5)	(4.3)

Net gains on investments	18.8	235.6

Set out below are the balance sheets for Insurance and Reinsurance – Other as at December 31, 2013 and 2012.

	2013						2012
	Group Re	Advent	Polish Re	Fairfax Brasil	Inter- company	Total	Group Re	Advent	Polish Re	Fairfax Brasil	Inter- company	Total
Assets
Insurance contract receivables	29.6	64.9	23.2	65.9	(17.6)	166.0	32.7	86.2	28.6	56.8	(27.1)	177.2
Portfolio investments	909.7	557.7	217.5	83.8	–	1,768.7	1,025.2	576.8	181.1	87.6	–	1,870.7
Deferred premium acquisition costs	8.5	11.1	7.4	11.5	(1.5)	37.0	18.0	14.0	6.6	9.2	(1.3)	46.5
Recoverable from reinsurers	0.5	116.0	29.1	132.1	(88.3)	189.4	1.4	152.9	28.1	122.4	(101.2)	203.6
Deferred income taxes	–	15.4	–	–	–	15.4	–	20.4	–	–	–	20.4
Goodwill and intangible assets	–	4.3	16.5	0.1	–	20.9	–	4.3	14.0	0.2	–	18.5
Due from affiliates	0.3	–	–	–	–	0.3	7.7	–	–	–	–	7.7
Other assets	25.2	18.5	7.2	16.4	–	67.3	17.9	12.4	8.2	16.7	–	55.2
Investments in Fairfax affiliates	35.6	–	–	–	(35.6)	–	66.4	–	–	–	(38.0)	28.4

Total assets	1,009.4	787.9	300.9	309.8	(143.0)	2,265.0	1,169.3	867.0	266.6	292.9	(167.6)	2,428.2

Liabilities
Accounts payable and accrued liabilities	6.4	20.4	3.6	74.9	(2.1)	103.2	0.8	34.0	4.2	72.8	(0.9)	110.9
Income taxes payable	–	–	–	–	–	–	–	–	–	0.1	–	0.1
Short sale and derivative obligations	11.1	3.0	–	–	–	14.1	5.2	2.2	–	–	–	7.4
Due to affiliates	4.2	2.6	0.2	–	–	7.0	3.7	1.7	–	–	–	5.4
Funds withheld payable to reinsurers	37.3	13.5	4.2	0.9	(18.1)	37.8	–	20.7	7.9	0.4	(28.5)	0.5
Provision for losses and loss adjustment expenses	447.6	445.8	173.9	108.1	(79.5)	1,095.9	556.5	493.7	136.0	93.6	(89.1)	1,190.7
Provision for unearned premiums	35.1	60.5	30.9	92.6	(7.7)	211.4	70.4	70.2	33.1	83.0	(11.1)	245.6
Deferred income taxes	–	–	0.4	–	–	0.4	–	–	1.4	–	–	1.4
Long term debt	–	93.7	–	–	–	93.7	–	92.8	–	–	–	92.8

Total liabilities	541.7	639.5	213.2	276.5	(107.4)	1,563.5	636.6	715.3	182.6	249.9	(129.6)	1,654.8

Total equity	467.7	148.4	87.7	33.3	(35.6)	701.5	532.7	151.7	84.0	43.0	(38.0)	773.4

Total liabilities and total equity	1,009.4	787.9	300.9	309.8	(143.0)	2,265.0	1,169.3	867.0	266.6	292.9	(167.6)	2,428.2

Portfolio investments decreased principally as a result of hedging losses and the payment of a dividend to Fairfax, partially offset by net appreciation of the common stock portfolio and the gain recognized on the sale of The Brick. Recoverable from reinsurers decreased at Advent reflecting collections from reinsurers subsequent to settlements of gross claim liabilities as reflected in the decrease in provision for losses and loss adjustment expenses discussed below. Provision for losses and loss adjustment expenses decreased primarily reflecting net favourable reserve development of prior years' catastrophe losses (Group Re), the settlement of certain catastrophe losses incurred in 2010 and 2011 (Advent) and the runoff in the normal course of the claim liabilities assumed from Northbridge as described in the first paragraph of this section of the MD&A (Group Re). Total equity decreased primarily as a result of dividends paid to Fairfax of $118.1 (2012 – $197.1), partially offset by the net earnings in 2013 and capital contributions received from Fairfax to support capital adequacy and fund growth. The dividend paid to Fairfax in 2013 of $118.1 was inclusive of a dividend-in-kind of $28.0 comprised of CRC Re's 26.0% ownership interest in Ridley.

    Runoff

The Runoff business segment was formed with the acquisition on August 11, 1999 of the company's interest in The Resolution Group ("TRG"), which was comprised of the runoff management expertise and experienced personnel of TRG and TRG's wholly-owned insurance subsidiary in runoff, International Insurance Company ("IIC"). The Runoff segment currently consists of two groups: the U.S. Runoff group, consisting of TIG Insurance Company (the company resulting from the December 2002 merger of TIG Insurance Company and IIC), the Fairmont legal entities placed into runoff on January 1, 2006, General Fidelity (since August 17, 2010), Clearwater Insurance (since January 1, 2011), Valiant Insurance (since July 1, 2011), Commonwealth Insurance Company of America (since January 1, 2013) and American Safety Insurance Holdings, Ltd. (since October 3, 2013), and the European Runoff group, consisting of RiverStone Insurance (UK), Syndicate 3500, RiverStone Insurance (since October 12, 2012) and nSpire Re (prior to its voluntary liquidation which was substantially completed as at December 31, 2012). Both groups are managed by the dedicated RiverStone runoff management operation which has 332 employees in the U.S. and the U.K.

On December 31, 2013 Clearwater Insurance assumed net insurance liabilities of $68.6 from Crum & Forster related to its discontinued New York construction contractors' business. Runoff received $68.6 of cash and investments as consideration from Crum & Forster for assuming those liabilities. In its assessment of the performance of Crum & Forster and Runoff, the company's management does not consider the initial effects of such reinsurance transactions and as a result, the tables in this MD&A which set out the operating results of Crum & Forster and Runoff do not give effect to the initial effects of this transaction. Had this reinsurance transaction been reflected in the operating results of the Runoff segment, gross premiums written, net premiums written and net premiums earned would have increased by $68.6 and losses on claims would have increased by $68.6 with Runoff's operating income remaining unchanged in 2013.

On October 3, 2013 the company acquired all of the outstanding common shares of American Safety Insurance Holdings, Ltd. ("American Safety") for $30.25 per share in cash, representing aggregate purchase consideration of $317.1. On October 8, 2013 the company sold American Safety's Bermuda-based reinsurance subsidiary, American Safety Reinsurance, Ltd. ("AS Re"), to an unrelated third party for net proceeds of $52.5. Crum & Forster assumed the renewal rights to American Safety's environmental casualty, excess and surplus lines casualty, property and package lines of business and anticipates writing approximately $73 of annual gross premiums written related to these renewal rights in 2014. Hudson Insurance Group ("Hudson"), a wholly-owned insurance subsidiary of OdysseyRe assumed the renewal rights to American Safety's surety lines of business and anticipates writing approximately $30 of gross premiums written related to these renewal rights in 2014. The remainder of American Safety's lines of business which did not meet Fairfax's underwriting criteria were placed into runoff under the supervision of the RiverStone group. The purchase consideration for this acquisition was financed internally by the company's runoff subsidiaries, Crum & Forster and Hudson and was partially defrayed by the proceeds received on the sale of AS Re ($52.5) and the receipt of a post-acquisition dividend of excess capital paid by American Safety ($123.7). The fair values of the portfolio investments (including cash and short term investments), insurance contract liabilities and recoverable from reinsurers of American Safety that were ultimately consolidated by the Runoff reporting segment were approximately $642, $652 and $220 respectively, after giving effect to the post-acquisition transactions described in the preceding sentence. American Safety, a Bermuda-based holding company, underwrote specialty risks through its U.S.-based program administrator, American Safety Insurance Services, Inc., and its U.S. insurance and Bermuda reinsurance companies.

Effective January 1, 2013 Northbridge sold its wholly-owned subsidiary Commonwealth Insurance Company of America ("CICA") to TIG Insurance. CICA had total equity of $20.8 on January 1, 2013 principally to support its U.S. property business placed into runoff effective May 1, 2012. Periods prior to January 1, 2013 have not been restated as the impact was not significant.

On December 21, 2012 RiverStone (UK) agreed to reinsure the runoff portfolio of the Eagle Star group of companies (part of the Zurich group), comprised primarily of London market and U.S. casualty business related to accident years 1990 and prior (the "Eagle Star reinsurance transaction"). RiverStone (UK) received a premium of $183.5 as consideration for the assumption of $130.9 of net loss reserves and recognized a pre-tax gain of $52.6 in operating income. The net loss reserves underlying this transaction were formally transferred to RiverStone (UK) on December 31, 2013 by way of a Part VII transfer pursuant to the Financial Services and Markets Act 2000 of the United Kingdom. The Part VII transfer did not have an impact on the results of operations of the Runoff reporting segment.

On October 12, 2012 the company's UK runoff subsidiary, RiverStone Holdings Limited, completed the acquisition of a 100% interest in RiverStone Insurance (formerly known as Brit Insurance Limited) for cash purchase consideration of $335.1 (208.3 British pound sterling). The assets and liabilities and results of operations of RiverStone Insurance were consolidated within the company's financial reporting in the Runoff reporting segment. RiverStone Insurance is located in London, England and wrote U.K. domestic and international insurance and reinsurance business prior to being placed into runoff early in 2012. In 2013 the Runoff reporting segment included the impact of the runoff of policies in-force at RiverStone Insurance on the date of acquisition which increased net premiums earned, losses on claims and operating expenses by $29.3, $15.7 and $19.8, respectively ($30.1, $18.1 and $10.5 respectively, in 2012).

At December 31, 2012 the management of RiverStone had substantially completed a plan to wind-up the operations of nSpire Re by commuting all of the reinsurance contracts between nSpire Re and RiverStone (UK) and novating the remaining reinsurance contracts between nSpire Re and other Fairfax affiliates to Group Re (Wentworth Insurance) (the "voluntary liquidation"). The voluntary liquidation reflected the progress made by European Runoff in managing and reducing the claims reserves of RiverStone (UK). The company's consolidated financial reporting and the statements of earnings of the Group Re operating segment and Runoff reporting segment were unaffected by these commutations and novations.

Set out below is a summary of the operating results of Runoff for the years ended December 31, 2013 and 2012.

	2013	2012
Gross premiums written	36.3	221.2

Net premiums written	30.4	199.1

Net premiums earned	83.0	220.1
Losses on claims	(9.3)	(181.4)
Operating expenses	(95.5)	(96.0)
Interest and dividends	66.0	65.1

Operating income	44.2	7.8
Net gains (losses) on investments	(306.5)	215.8

Pre-tax income (loss) before the undernoted	(262.3)	223.6
Gain on significant reinsurance commutation(1)	33.1	–
Loss on repurchase of long term debt(2)	–	(39.8)
Excess of fair value of net assets acquired over purchase price(3)	–	6.8

Pre-tax income (loss) before interest and other	(229.2)	190.6

(1)
On March 29, 2013 TIG Insurance entered into an agreement to commute a recoverable from a reinsurer with a carrying value of $85.4 for total consideration of $118.5 (principally cash consideration of $115.8) and recognized a gain of $33.1.

(2)
On October 19, 2012 TIG Insurance repaid for $200.0 of cash the $160.2 carrying value of the loan note it had issued in connection with its acquisition of General Fidelity in August 2010 and recognized a loss of $39.8 in other expense.

(3)
On October 12, 2012 Runoff recognized $6.8 excess of fair value of net assets acquired over purchase price related to the acquisition of RiverStone Insurance (described below).

The increase in Runoff's operating income from $7.8 in 2012 to $44.2 in 2013 primarily reflected lower net premiums earned and decreased losses on claims. Runoff's legacy portfolios reported overall net favourable development in 2013 compared to overall net adverse development in 2012. Net premiums earned decreased from $220.1 in 2012 to $83.0 in 2013 primarily reflecting non-recurring net premiums earned related to the Eagle Star reinsurance transaction (2012 – $183.5) and the runoff of policies in-force on the acquisition date of American Safety (2013 – $20.7). The runoff of policies in-force at RiverStone Insurance and General Fidelity is also reflected in net premiums earned since their respective acquisition dates.

Losses on claims of $9.3 in 2013 reflected net adverse prior year reserve development at Clearwater Insurance ($43.0 principally related to strengthening of asbestos and environmental loss reserves and other latent claims assumed from Crum & Forster and asbestos loss reserves in its legacy portfolio) and TIG Insurance ($43.4 primarily related to asbestos and environmental loss reserves), partially offset by net favourable prior year reserve development at General Fidelity ($50.7 primarily related to construction defect and marine loss reserves) and European Runoff ($34.1 primarily at RiverStone (UK) across all lines of business including the release of redundant unallocated loss adjustment expense reserves).

Losses on claims of $181.4 in 2012 reflected losses incurred in connection with the Eagle Star reinsurance transaction of $130.9 (which were more than offset by $183.5 of net premiums earned as described above) and net strengthening of prior years' loss reserves, primarily at TIG Insurance ($96.1 principally related to workers' compensation and asbestos loss reserves) and Clearwater Insurance ($88.8 principally related to strengthening of asbestos and environmental loss reserves and other latent claims assumed from Crum & Forster and asbestos loss reserves in its legacy portfolio), partially offset by net favourable emergence at General Fidelity ($70.4 on construction defect and marine loss reserves) and at European Runoff ($81.1 primarily related to net favourable emergence across all lines of business).

Operating expenses decreased modestly from $96.0 in 2012 to $95.5 in 2013, primarily as a result of the integration of RiverStone Insurance and the Eagle Star runoff portfolio which resulted in significantly lower operating costs in 2013 compared to 2012, a reduction in reserves for extra contractual obligations in 2013, and the release of a provision related to value added tax recorded in operating expenses in 2012, partially offset by incremental operating expense associated with the consolidation of American Safety.

Interest and dividend income increased from $65.1 in 2012 to $66.0 in 2013 primarily reflecting increased share of profit of associates and lower total return swap expense, partially offset by lower investment income earned (the result of sales during 2012 of higher yielding bonds (primarily U.S. treasury bonds) where the proceeds were reinvested into lower yielding cash and short term investments and common stocks).

Prior to giving effect to the undernoted items in the table above, the Runoff segment produced a pre-tax loss before interest and other of $262.3 in 2013 compared to pre-tax income before interest and other of $223.6 in 2012 with the lower profitability year-over-year primarily due to the significant increase in net losses on investments (as set out in the table below), partially offset by increased operating income.

	2013	2012
Common stocks and equity derivatives (excluding equity hedges)	234.0	165.1
Equity hedges	(313.2)	(88.5)
Bonds	(240.1)	158.6
Preferred stocks	(2.5)	(5.9)
CPI-linked derivatives	(5.6)	(2.6)
Foreign currency	10.6	(8.5)
Gain on disposition of associate	9.8	3.6
Other	0.5	(6.0)

Net gains (losses) on investments	(306.5)	215.8

During 2013 Runoff paid dividends to Fairfax comprised of cash dividends of $30.0 (2012 – $177.6) and dividends-in-kind (marketable securities) of nil (2012 – $126.2). The cash dividend received by Fairfax of $30.0 was immediately reinvested into Runoff and formed part of the funding for the acquisition of American Safety.

Runoff cash flow may be volatile as to timing and amounts, with potential variability arising principally from the requirement to pay gross claims initially while third party reinsurance is only collected subsequently in accordance with its terms and from the delay, until some time after claims are paid, of the release of assets pledged to secure the payment of those claims.

Set out below are the balance sheets for Runoff as at December 31, 2013 and 2012.

	2013	2012
Assets
Insurance contract receivables	350.5	244.9
Portfolio investments	4,604.4	4,938.3
Recoverable from reinsurers	1,773.7	2,154.9
Deferred income taxes	70.4	6.8
Goodwill and intangible assets	46.0	5.3
Due from affiliates	281.4	297.9
Other assets	66.2	68.1
Investments in Fairfax affiliates	284.3	284.3

Total assets	7,476.9	8,000.5

Liabilities
Accounts payable and accrued liabilities	173.3	296.4
Income taxes payable	51.7	31.3
Short sale and derivative obligations	20.3	27.6
Due to affiliates	11.6	15.3
Funds withheld payable to reinsurers	32.5	23.7
Provision for losses and loss adjustment expenses	5,493.8	5,757.5
Provision for unearned premiums	73.7	74.8
Long term debt	22.2	–

Total liabilities	5,879.1	6,226.6

Total equity	1,597.8	1,773.9

Total liabilities and total equity	7,476.9	8,000.5

The balance sheet for the Runoff segment represents the sum of individual entity balance sheets even though the individual entities are not necessarily a part of the same ownership structure. Significant changes to the 2013 balance sheet of the Runoff segment compared to 2012 primarily reflected the impact of the acquisition of American Safety which increased portfolio investments, recoverable from reinsurers and provision for losses and loss adjustment expenses by $582.9, $179.3 and $540.1 respectively, at December 31, 2013. Insurance contract receivables increased as a result of higher commutation proceeds receivable balances year-over-year. Portfolio investments decreased due to hedging losses, unrealized mark-to-market losses primarily related to bonds and cash used in operating activities (excluding operating cash flow activity related to securities recorded as at FVTPL), partially offset by net appreciation of the common stock portfolio. At December 31, 2013 Runoff's portfolio investments of $4,604.4 included $573.3 and $227.5 of investments pledged by U.S. Runoff and European Runoff respectively, to support insurance and reinsurance obligations in the ordinary course of carrying on their business. Recoverable from reinsurers decreased due to continued progress by Runoff in collecting and commuting its remaining reinsurance recoverable balances (particularly at RiverStone Insurance). At December 31, 2013 recoverable from reinsurers included recoverables related to asbestos and pollution claims of $380.9, primarily at TIG Insurance and Clearwater Insurance. Goodwill and intangibles increased due to the acquisition of American Safety. Accounts payable and accrued liabilities decreased due to settlement of reinsurance payable balances at RiverStone Insurance. Provision for losses and loss adjustment expenses decreased as a result of the continued progress by Runoff in settling its remaining claims (particularly at RiverStone Insurance), partially offset by the liabilities assumed from Crum & Forster related to its New York construction contractors' business. Long term debt of $22.2 is comprised of trust preferred securities assumed in connection with the acquisition of American Safety. Total equity decreased primarily as a result of the net loss in 2013.

Runoff's investments in Fairfax affiliates as at December 31, 2013 consisted of:

Affiliate	% interest
OdysseyRe	20.1%
Advent	15.0%
TRG Holdings	21.0%

    Other

	2013	2012
Revenue	958.0	864.2
Expenses	(906.9)	(830.3)

Pre-tax income before interest and other	51.1	33.9
Share of profit of associates	0.8	0.2
Net gains on investments	–	3.7
Interest expense	(4.6)	(2.2)

Pre-tax income	47.3	35.6

Net earnings	28.5	21.1

The Other reporting segment is comprised as follows (with the date of acquisition by Fairfax shown in parenthesis): Ridley is one of North America's leading animal nutrition companies and operates in the U.S. and Canada (November 2008); William Ashley is a prestige retailer of exclusive tableware and gifts in Canada (August 16, 2011); Sporting Life is a Canadian retailer of sporting goods and sports apparel (December 22, 2011); Thomas Cook India is an integrated travel and travel related financial services company in India (August 14, 2012); and IKYA provides specialized human resources services to leading corporate clients in India (May 14, 2013). Prime Restaurants (franchises, owns and operates a network of casual dining restaurants and pubs in Canada) was acquired on January 10, 2012 and subsequently sold on October 31, 2013.

On May 14, 2013 Thomas Cook India acquired a 77.3% interest in IKYA for cash purchase consideration of $46.8 (2,563.2 million Indian rupees) pursuant to the transactions described in note 23 (Acquisitions and Divestitures) to the consolidated financial statements for the year ended December 31, 2013. Thomas Cook India partially financed the acquisition of IKYA through a private placement of its common shares to qualified institutional buyers (other than existing shareholders of Thomas Cook India) which reduced the company's interest in Thomas Cook India from 87.1% at December 31, 2012 to 75.0% at December 31, 2013.

On November 28, 2012 Ridley acquired the assets and certain liabilities of Stockade Brands Inc. (a manufacturer of animal feed products). On November 30, 2012 Ridley and Masterfeeds Inc. contributed the net assets of their respective Canadian feed businesses to a newly formed limited partnership (Masterfeeds LP). Ridley received a 30% interest in Masterfeeds LP for the net assets contributed. The company records its investment in Masterfeeds LP using the equity method of accounting.

Ridley's revenue and expenses fluctuate with changes in raw material prices. The decrease in Ridley's revenue from $670.8 in 2012 to $561.1 in 2013 primarily reflected the contribution of its Canadian feed operations in the fourth quarter of 2012 to a limited partnership, partially offset by higher material prices on a year-over-year basis. The remaining revenues and expenses included in the Other reporting segment were comprised of the revenues and expenses of the businesses set out in the first paragraph of this section of this MD&A.

    Interest and Dividends

An analysis of consolidated interest and dividend income is presented in the Investments section of this MD&A.

    Net Gains (Losses) on Investments

An analysis of consolidated net gains (losses) on investments is provided in the Investments section of this MD&A.

    Interest Expense

Consolidated interest expense increased from $208.2 in 2012 to $211.2 in 2013, reflecting higher interest expense subsequent to the issuance on January 21, 2013 and October 15, 2012 of Cdn$250.0 and Cdn$200.0 principal amounts respectively, of Fairfax unsecured senior notes due 2022 and the consolidation of the subsidiary indebtedness of Thomas Cook India, partially offset by the repayment on October 19, 2012 of $200.0 principal amount of the TIG Note, the repayment on November 1, 2013 of $182.9 principal amount of OdysseyRe unsecured senior notes upon maturity, the repayment on April 26, 2012 of $86.3 principal amount of Fairfax unsecured senior notes upon maturity and the repurchases on January 22, 2013 and March 11, 2013 of $12.2 and $36.2 principal amounts respectively, of Fairfax unsecured senior notes due 2017.

Consolidated interest expense was comprised of the following:

	2013	2012
Fairfax	172.3	160.6
Crum & Forster	1.5	2.4
Zenith National	3.3	3.3
OdysseyRe	24.8	27.7
Advent	4.3	4.5
Runoff	0.4	7.5
Other	4.6	2.2

	211.2	208.2

    Corporate Overhead and Other

Corporate overhead and other consists of the expenses of all of the group holding companies, net of the company's investment management and administration fees and the investment income, including net investment gains and losses, earned on holding company cash and investments, and is comprised of the following:

	2013	2012
Fairfax corporate overhead	102.5	94.7
Subsidiary holding companies' corporate overhead	96.0	63.9
Holding company interest and dividends	11.7	10.2
Holding company net (gains) losses on investments	(64.5)	164.2
Investment management and administration fees	(88.3)	(76.8)

	57.4	256.2

Fairfax corporate overhead increased from $94.7 in 2012 to $102.5 in 2013 reflecting higher compensation and acquisition-related expenses, partially offset by lower legal expenses. Subsidiary holding companies' corporate overhead increased from $63.9 in 2012 to $96.0 in 2013, primarily as a result of a charge of $31.2 related to redundant software development costs at Northbridge following a decision by Northbridge to pursue a group-wide software solution and expenses incurred at Crum & Forster related to a voluntary retirement program, partially offset by lower restructuring costs at Northbridge on a year-over-year basis (Northbridge incurred certain one-time severance costs in 2012).

Total return swap expense ($31.2 in 2013 and $38.3 in 2012) is reported as a component of interest and dividend income. Prior to giving effect to the impact of total return swap expense, interest and dividend income on holding company cash and investments decreased from $28.1 in 2012 to $19.5 in 2013, primarily as a result of lower investment income earned due to decreased holdings year-over-year of high-yielding corporate debt securities and other government bonds. The decrease in total return swap expense in 2013 principally reflected lower average notional amounts of short equity total return swaps on a year-over-year basis. Holding company net gains and losses on investments were comprised as shown in the table which follows this paragraph. The increase in investment management and administration fees from $76.8 in 2012 to $88.3 in 2013 was primarily due to adjustments to the fees payable in respect of the prior year and management fees earned on the investment portfolio of RiverStone Insurance (acquired October 12, 2012).

	2013	2012
Common stocks and equity derivatives (excluding equity hedges)	130.5	12.8
Equity hedges	(112.3)	(239.6)
Bonds	10.9	70.3
Preferred stocks	(3.9)	(13.9)
Foreign currency	(3.7)	(4.4)
Gain on disposition of associates	11.9	–
Other	31.1	10.6

Net gains (losses) on investments	64.5	(164.2)

    Income Taxes

The $436.6 recovery of income taxes in 2013 differed from the recovery of income taxes that would be determined by applying the company's Canadian statutory income tax rate of 26.5% to the company's loss before income taxes primarily as a result of non-taxable investment income (including dividend income, non-taxable interest income, capital gains and the 50% of net capital gains which are not taxable in Canada), losses incurred in jurisdictions where the corporate income tax rate is higher than the company's Canadian statutory income tax rate, partially offset by unrecorded income tax losses and temporary differences.

The $114.0 provision for income taxes in 2012 differed from the provision for income taxes that would be determined by applying the company's Canadian statutory income tax rate of 26.5% to the company's earnings before income taxes primarily as a result of non-taxable investment income (including dividend income, non-taxable interest income, capital gains and the 50% of net capital gains which are not taxable in Canada), partially offset by income or losses earned or incurred in jurisdictions where the corporate income tax rate is different from the company's statutory income tax rate and unrecorded income tax losses.

    Non-controlling Interests

The attribution of net earnings (loss) to the non-controlling interests is comprised of the following:

	2013	2012
Ridley	4.5	4.0
Fairfax Asia	0.9	1.7
Prime Restaurants	0.5	1.3
Sporting Life	1.9	0.8
Thomas Cook India	1.3	0.3
IKYA	1.1	–
Other	(1.3)	–

	8.9	8.1

Non-controlling interests of $8.9 in 2013 increased from $8.1 in 2012 primarily due to the acquisition of IKYA and the consolidation of Thomas Cook India for the full year of 2013 (compared to approximately four months in 2012), partially offset by the impact of the de-consolidation of Prime Restaurants subsequent to its sale to Cara. Refer to note 23 (Acquisitions and Divestitures) to the consolidated financial statements for the year ended December 31, 2013 for additional details related to the acquisition of IKYA and the disposition of Prime Restaurants.

Components of Consolidated Balance Sheets

    Consolidated Balance Sheet Summary

The assets and liabilities reflected on the company's consolidated balance sheet at December 31, 2013 were impacted by the acquisitions of American Safety, Hartville and IKYA and the disposition of Prime Restaurants. Refer to note 23 (Acquisitions and Divestitures) to the consolidated financial statements for the year ended December 31, 2013 for additional details related to these acquisitions and divestitures.

Holding company cash and investments increased to $1,296.7 ($1,241.6 net of $55.1 of holding company short sale and derivative obligations) at December 31, 2013 compared to $1,169.2 at December 31, 2012 ($1,128.0 net of $41.2 of holding company short sale and derivative obligations). Significant cash movements at the Fairfax holding company level during 2013 were as set out in the Financial Condition section of this MD&A under the heading of Liquidity.

Insurance contract receivables increased by $71.6 to $2,017.0 at December 31, 2013 from $1,945.4 at December 31, 2012, primarily as a result of increased receivable balances at Runoff (principally higher commutation proceeds receivable, partially offset by collections at RiverStone Insurance) and OdysseyRe (principally reflecting year-over-year growth in crop insurance premium receivables), partially offset by lower receivable balances at Crum & Forster (principally reflecting lower premium volumes across certain lines of business) and First Capital and Advent (both were impacted by the timing of collections).

Portfolio investments comprise investments carried at fair value and equity accounted investments, the aggregate carrying value of which was $23,833.3 at December 31, 2013 ($23,620.0 net of subsidiary short sale and derivative obligations) compared to an aggregate carrying value at December 31, 2012 of $25,163.2 ($24,966.2 net of subsidiary short sale and derivative obligations). The decrease of $1,346.2 in the aggregate carrying value of portfolio investments (net of subsidiary short sale and derivative obligations) generally reflected the unfavourable impact of foreign currency translation (principally the strengthening of the U.S. dollar relative to the Canadian dollar), partially offset by the consolidation of the investment portfolio of American Safety in addition to the specific factors which caused movements in portfolio investments as discussed in the following paragraphs:

Subsidiary cash and short term investments (including cash and short term investments pledged for short sale and derivative obligations) increased by $185.0 primarily reflecting net proceeds received from the sales of equity and equity-related holdings and the consolidation of the cash and short term investments of American Safety, partially offset by net cash paid of $1,615.4 in 2013 in connection with the reset provisions of the company's long and short equity and equity index total return swaps.

Bonds (including bonds pledged for short sale derivative obligations) decreased by $1,008.6, primarily reflecting net unrealized depreciation (principally related to bonds issued by the U.S. government and U.S. states and municipalities) and net sales of corporate and other government bonds, partially offset by net purchases of U.S. government bonds and the consolidation of the bond portfolio of American Safety.

Common stocks decreased by $563.4 primarily reflecting net sales of common stocks, partially offset by net unrealized appreciation.

Investments in associates increased by $77.2 primarily reflecting additional investments in Resolute and MEGA Brands and net purchases of limited partnerships, partially offset by the sale of The Brick, Imvescor and a private company.

Derivatives and other invested assets net of short sale and derivative obligations increased by $26.9 due to decreased payables to counterparties to the company's long and short equity and equity index total return swaps (net of balances receivable and excluding the impact of collateral requirements) and purchases of CPI-linked derivatives and other derivatives, partially offset by net unrealized depreciation of CPI-linked derivatives and foreign exchange contracts.

Recoverable from reinsurers decreased by $316.1 to $4,974.7 at December 31, 2013 from $5,290.8 at December 31, 2012, primarily reflecting the continued progress by Runoff reducing its recoverable from reinsurers balance (through normal cession and collection activity and the commutation of a significant reinsurance recoverable balance described in the Runoff section of this MD&A), partially offset by an increase in recoverable from reinsurers at Crum & Forster (principally related to adverse development on general liability loss reserves ceded to reinsurers), Northbridge (principally reflecting increased recoveries related to catastrophe losses incurred in 2013) and Runoff (principally due to the consolidation of the recoverable from reinsurers of American Safety).

Deferred income taxes increased by $407.4 to $1,015.0 at December 31, 2013 from $607.6 at December 31, 2012, primarily due to increased operating loss carryovers and net unrealized investment losses in the U.S.

Goodwill and intangible assets decreased by $9.4 to $1,311.8 at December 31, 2013 from $1,321.2 at December 31, 2012 primarily as a result of the de-consolidation of Prime Restaurants subsequent to its sale to Cara, the unfavourable impact of foreign currency translation (principally the impact of strengthening of the U.S. dollar relative to the Canadian dollar and the Indian rupee) and a charge of $31.2 related to redundant software development costs at Northbridge following a decision by Northbridge to pursue a group-wide software solution, partially offset by the acquisitions of American Safety, IKYA and Hartville which increased goodwill and intangible assets by $58.9, $52.6 and $28.2 respectively as described in note 23 (Acquisitions and Divestitures) to the consolidated financial statements for the year ended December 31, 2013. At December 31, 2013 consolidated goodwill of $851.3 (December 31, 2012 – $791.1) and intangible assets of $460.5 (December 31, 2012 – $530.1) was comprised by reporting segment as set out in note 12 (Goodwill and Intangible Assets) to the consolidated financial statements for the year ended December 31, 2013. Impairment tests for goodwill and intangible assets not subject to amortization were completed in 2013 and it was concluded that no impairment had occurred.

Provision for losses and loss adjustment expenses decreased by $436.0 to $19,212.8 at December 31, 2013 from $19,648.8 at December 31, 2012 primarily reflecting the timing of settlements of claim liabilities at Runoff, net favourable prior year reserve development (principally at Northbridge and OdysseyRe), the settlement of claims related to prior years' catastrophes at OdysseyRe and the impact of the strengthening of the U.S. dollar relative to the Canadian dollar on the loss reserves of Northbridge and Group Re, partially offset by the impact of catastrophe losses incurred during 2013 at Northbridge, adverse prior year reserve development at Crum & Forster on general liability loss reserves and the consolidation of the loss reserves of American Safety.

Non-controlling interests increased by $34.0 to $107.4 at December 31, 2013 from $73.4 at December 31, 2012 primarily as a result of the private placement of newly issued common shares of Thomas Cook India to institutional buyers other than Fairfax (reducing the company's ownership of Thomas Cook India from 87.1% at December 31, 2012 to 75.0% at December 31, 2013) and the non-controlling interests associated with the acquisition of IKYA, partially offset by the decrease in non-controlling interests in connection with the de-consolidation of Prime Restaurants subsequent to its sale to Cara.

Comparison of 2012 to 2011 – Total assets at December 31, 2012 increased to $36,945.4 from $33,406.9 at December 31, 2011 primarily reflecting the consolidation of RiverStone Insurance, Thomas Cook India and Prime Restaurants pursuant to the acquisition transactions described in note 23 (Acquisitions and Divestitures) to the consolidated financial statements for the year ended December 31, 2013. Portfolio investments increased from $23,466.0 at December 31, 2011 to $25,163.2 at December 31, 2012, primarily as a result of the consolidation of portfolio investments of RiverStone Insurance ($1,236.3 at December 31, 2012), net appreciation of U.S. state and municipal bonds, net appreciation of common stocks and the net favourable impact of foreign currency translation, partially offset by net mark-to-market losses related to the company's long and short equity and equity index total return swap derivative contracts. Recoverable from reinsurers increased by $1,092.7 to $5,290.8 at December 31, 2012 from $4,198.1 at December 31, 2011 reflecting the impact of transactions at Runoff, including the acquisition of RiverStone Insurance. Holding company borrowings at December 31, 2012 decreased to $2,377.7 from $2,394.6 at December 31, 2011, primarily reflecting the repayment of the TIG Note and the repayment on maturity of $86.3 principal amount of Fairfax unsecured senior notes, partially offset by the issuance of Cdn$200.0 principal amount of Fairfax unsecured senior notes due 2022. Subsidiary debt at December 31, 2012 increased to $670.9 from $623.9 at December 31, 2011 primarily reflecting the consolidation of the subsidiary indebtedness of Thomas Cook India ($36.6) and Prime Restaurants ($2.7) and increased subsidiary indebtedness of Ridley ($11.8).

    Provision for Losses and Loss Adjustment Expenses

Since 1985, in order to ensure so far as possible that the company's provision for losses and loss adjustment expenses ("LAE") (often called "reserves" or "provision for claims") is adequate, management has established procedures so that the provision for losses and loss adjustment expenses at the company's insurance, reinsurance and runoff operations are subject to several reviews, including by one or more independent actuaries. The reserves are reviewed separately by, and must be acceptable to, internal actuaries at each operating company, the Chief Risk Officer at Fairfax, and one or more independent actuaries, including an independent actuary whose report appears in each Annual Report.

The tables below present the company's gross provision for losses and loss adjustment expenses by reporting segment and line of business for the years ended December 31:

2013

	Insurance			Reinsurance	Insurance and Reinsurance
	Northbridge	U.S.	Fairfax Asia	OdysseyRe	Other	Runoff	Corporate and Other	Consolidated
Property	292.0	148.2	165.3	1,348.2	392.7	374.8	–	2,721.2
Casualty	2,342.1	4,340.4	235.4	3,849.9	280.6	3,981.9	–	15,030.3
Specialty	49.7	174.4	243.2	339.3	135.7	519.0	–	1,461.3

	2,683.8	4,663.0	643.9	5,537.4	809.0	4,875.7	–	19,212.8
Intercompany	2.3	57.9	–	66.1	286.9	618.1	(1,031.3)	–

Provision for losses and LAE	2,686.1	4,720.9	643.9	5,603.5	1,095.9	5,493.8	(1,031.3)	19,212.8

2012

	Insurance			Reinsurance	Insurance and Reinsurance
	Northbridge	U.S.	Fairfax Asia	OdysseyRe	Other	Runoff	Corporate and Other	Consolidated
Property	283.9	132.6	189.5	1,389.9	430.0	443.3	–	2,869.2
Casualty	2,634.9	4,215.1	209.4	3,859.3	228.4	3,631.9	–	14,779.0
Specialty	50.5	183.9	211.5	334.6	135.7	1,084.4	–	2,000.6

	2,969.3	4,531.6	610.4	5,583.8	794.1	5,159.6	–	19,648.8
Intercompany	2.1	51.3	–	72.5	396.6	597.9	(1,120.4)	–

Provision for losses and LAE	2,971.4	4,582.9	610.4	5,656.3	1,190.7	5,757.5	(1,120.4)	19,648.8

In the ordinary course of carrying on business, Fairfax's insurance, reinsurance and runoff companies may pledge their own assets as security for their own obligations to pay claims or to make premium (and accrued interest) payments. Circumstances where assets may be so pledged (either directly or to support letters of credit issued for the following purposes) include: regulatory deposits (such as with U.S. states for workers' compensation business); deposits of funds at Lloyd's in support of London market underwriting; and by a non-admitted company under U.S. insurance regulations as security for claims assumed or to support funds withheld obligations. Generally, the pledged assets are released as the underlying payment obligation is fulfilled. The $2.7 billion of cash and investments pledged by the company's subsidiaries at December 31, 2013, as described in note 5 (Cash and Investments) to the consolidated financial statements for the year ended December 31, 2013, represented the aggregate amount as at that date that had been pledged in the ordinary course of business to support each pledging subsidiary's respective obligations as previously described in this paragraph (these pledges do not involve the cross-collateralization by one group company of another group company's obligations).

Claims provisions are established by our primary insurance companies by the case method as claims are initially reported. The provisions are subsequently adjusted as additional information on the estimated ultimate amount of a claim becomes known during the course of its settlement. The company's reinsurance companies rely on initial and subsequent claims reports received from ceding companies to establish estimates of provision for claims. In determining the provision to cover the estimated ultimate liability for all of the company's insurance and reinsurance obligations, a provision is also made for management's calculation of factors affecting the future development of claims including incurred but not reported claims based on the volume of business currently in force, the historical experience on claims and potential changes, such as changes in the underlying book of business, in law and in cost factors.

As time passes, more information about the claims becomes known and provision estimates are consequently adjusted upward or downward. Because of the various elements of estimation encompassed in this process and the time it takes to settle many of the more substantial claims, several years may be required before a meaningful comparison of actual losses to the original estimates of provision for claims can be developed.

The development of the provision for claims is often measured as the difference between estimates of reserves as of the initial year-end and the re-estimated liability at each subsequent year-end. This is based on actual payments in full or partial settlement of claims, plus re-estimates of the reserves required for claims still open or claims still unreported. Favourable development (or redundancies) means that subsequent reserve estimates are lower than originally indicated, while unfavourable development (or deficiencies) means that the original reserve estimates were lower than subsequently indicated. The aggregate net favourable development of $476.0 and $136.1 in 2013 and 2012 respectively were comprised as shown in the following table:

	Favourable/(Unfavourable)
	2013	2012
Insurance – Canada (Northbridge)	154.0	60.8
– U.S. (Crum & Forster and Zenith National)	27.7	(52.5)
– Asia (Fairfax Asia)	16.7	16.4
Reinsurance – OdysseyRe	214.7	152.0
Insurance and Reinsurance – Other	26.9	0.7

Insurance and reinsurance operating companies	440.0	177.4
Runoff	36.0	(41.3)

Net favourable reserve development	476.0	136.1

Changes in provision for losses and loss adjustment expenses recorded on the consolidated balance sheets and the related impact on unpaid claims and allocated loss adjustment expenses for the years ended December 31 were as shown in the following table:

Reconciliation of Provision for Claims – Consolidated(1)

	2013	2012	2011	2010	2009
Provision for claims – beginning of year – net	15,075.8	13,711.2	12,794.1	11,448.6 (2)	11,008.5
Foreign exchange effect of change in provision for claims	(128.0)	101.0	(122.3)	167.4	393.3
Provision for claims occurring:
In the current year	4,151.2	4,385.6	4,297.2	3,154.5	3,091.8
In the prior years	(476.0)	(136.1)	(29.8)	14.7	30.3
Paid on claims during the year related to:
The current year	(1,050.8)	(946.5)	(1,221.3)	(736.9)	(729.9)
The prior years	(3,068.7)	(2,964.4)	(2,639.5)	(2,612.9)	(2,424.9)
Provision for claims of companies acquired during the year at December 31	478.1	925.0	632.8	1,358.7	68.4

Provision for claims at December 31 before the undernoted	14,981.6	15,075.8	13,711.2	12,794.1	11,437.5 (2)
CTR Life(3)	17.9	20.6	24.2	25.3	27.6

Provision for claims – end of year – net	14,999.5	15,096.4	13,735.4	12,819.4	11,465.1
Reinsurers' share of provision for claims	4,213.3	4,552.4	3,496.8	3,229.9	3,301.6

Provision for claims – end of year – gross	19,212.8	19,648.8	17,232.2	16,049.3	14,766.7

(1)
IFRS basis for 2010 to 2013; Canadian GAAP basis for 2009.

(2)
Provision for claims at January 1, 2010 reflected certain reclassifications recorded upon adoption of IFRS (principally related to structured settlements) which were not reflected in provision for claims at December 31, 2009 under Canadian GAAP.

(3)
Guaranteed minimum death benefit retrocessional business written by Compagnie Transcontinentale de Réassurance ("CTR"), a wholly owned subsidiary of the company that was transferred to Wentworth and placed into runoff in 2002.

The foreign exchange effect of change in provision for claims principally related to the impact in 2013 of the strengthening of the U.S. dollar relative to the Canadian dollar. The company generally mitigates the impact of foreign currency movements on its foreign currency denominated claims liabilities by holding foreign currency denominated investment assets. As a result, realized and unrealized foreign currency translation gains and losses arising from claims settlement activities and the revaluation of the provision for claims (recorded in net gains (losses) on investments in the consolidated statement of earnings) are generally partially or wholly mitigated by realized and unrealized foreign currency translation gains and losses on investments classified as at FVTPL (also recorded in net gains (losses) on investments in the consolidated statement of earnings).

The tables that follow show the reserve reconciliation and the reserve development of Canadian Insurance (Northbridge), U.S. Insurance (Crum & Forster and Zenith National), Asian Insurance (Fairfax Asia), Reinsurance (OdysseyRe) and Insurance and Reinsurance – Other (Group Re, Advent, Polish Re and Fairfax Brasil) and Runoff's net provision for claims. Because business is written in multiple geographic locations and currencies, there will necessarily be some distortions caused by foreign currency fluctuations. Northbridge (Canadian Insurance) tables are presented in Canadian dollars and Crum & Forster and Zenith National (U.S. Insurance), Fairfax Asia, OdysseyRe, Insurance and Reinsurance – Other and Runoff tables are presented in U.S. dollars.

The company endeavours to establish adequate provisions for losses and loss adjustment expenses at the original valuation date, with the objective of achieving net favourable prior period reserve development at subsequent valuation dates. The reserves will always be subject to upward or downward development in the future and future development could be significantly different from the past due to many unknown factors.

With regard to the tables that follow which show the calendar year claims reserve development, note that when in any year there is a redundancy or reserve strengthening related to a prior year, the amount of the change in favourable (unfavourable) development thereby reflected for that prior year is also reflected in the favourable (unfavourable) development for each year thereafter.

The accident year claims reserve development tables that follow for Northbridge, U.S. Insurance and OdysseyRe show the development of the provision for losses and loss adjustment expenses by accident year commencing in 2003, with the re-estimated amount of each accident year's reserve development shown in subsequent years up to December 31, 2013. All claims are attributed back to the year of loss, regardless of when they were reported or adjusted. For example, Accident Year 2005 represents all claims with a date of loss between January 1, 2005 and December 31, 2005. The initial reserves set up at the end of the year are re-evaluated over time to determine their redundancy or deficiency based on actual payments in full or partial settlements of claims plus current estimates of the reserves for claims still open or claims still unreported.

  Canadian Insurance – Northbridge

The following table shows for Northbridge the provision for losses and LAE as originally and as currently estimated for the years 2009 through 2013. The favourable or unfavourable development from prior years has been credited or charged to each year's earnings.

Reconciliation of Provision for Claims – Northbridge(1)

	2013	2012	2011	2010	2009
	(In Cdn$ except as indicated)
Provision for claims and LAE at January 1	2,077.2	2,030.7	1,994.3	1,973.3	1,931.8

Transfer to U.S. Runoff(2)	(3.6)	–	–	–	–

Incurred losses on claims and LAE
Provision for current accident year's claims	789.8	756.1	766.8	769.2	849.4
Foreign exchange effect on claims	7.1	(3.0)	3.2	(7.9)	(36.6)
Decrease in provision for prior accident years' claims	(158.6)	(60.8)	(39.2)	(1.3)	(16.0)

Total incurred losses on claims and LAE	638.3	692.3	730.8	760.0	796.8

Payments for losses on claims and LAE
Payments on current accident year's claims	(300.9)	(262.6)	(280.9)	(266.3)	(272.3)
Payments on prior accident years' claims	(394.1)	(383.2)	(413.5)	(472.7)	(483.0)

Total payments for losses on claims and LAE	(695.0)	(645.8)	(694.4)	(739.0)	(755.3)

Provision for claims and LAE at December 31	2,016.9	2,077.2	2,030.7	1,994.3	1,973.3
Exchange rate	0.9412	1.0043	0.9821	1.0064	0.9539

Provision for claims and LAE at December 31 converted to U.S. dollars	1,898.3	2,086.1	1,994.3	2,007.0	1,882.3

(1)
IFRS basis for 2010 to 2013; Canadian GAAP basis for 2009.

(2)
Commonwealth Insurance Company of America was transferred to TIG Insurance, a wholly owned insurance subsidiary of U.S. Runoff effective January 1, 2013.

The following table shows for Northbridge the original provision for losses and LAE at each calendar year-end commencing in 2003, the subsequent cumulative payments made on account of these years and the subsequent re-estimated amount of these reserves.

Northbridge's Calendar Year Claims Reserve Development

	Calendar year
As at December 31	2003	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013
	(In Cdn$)
Provision for claims including LAE	855.4	1,153.9	1,408.7	1,640.2	1,696.0	1,931.8	1,973.3	1,994.3	2,030.7	2,077.2	2,016.9
Cumulative payments as of:
One year later	233.4	279.1	353.1	376.4	383.0	483.0	472.7	413.5	383.2	397.7
Two years later	377.9	441.8	594.2	619.5	656.0	796.8	759.9	670.7	655.1
Three years later	493.3	576.0	777.3	835.4	887.0	1,027.6	965.9	894.4
Four years later	585.1	707.7	937.7	1,000.9	1,056.8	1,183.1	1,132.6
Five years later	671.0	803.4	1,055.5	1,115.1	1,156.2	1,304.8
Six years later	729.7	878.5	1,129.0	1,181.7	1,229.7
Seven years later	778.9	923.3	1,170.7	1,230.2
Eight years later	804.2	953.4	1,198.4
Nine years later	823.6	971.0
Ten years later	835.3
Reserves re-estimated as of:
One year later	864.8	1,114.6	1,461.7	1,564.3	1,674.0	1,883.8	1,965.8	1,957.1	1,967.1	1,925.1
Two years later	880.8	1,094.0	1,418.1	1,545.4	1,635.1	1,901.2	1,962.0	1,914.4	1,861.7
Three years later	890.1	1,096.7	1,412.5	1,510.3	1,635.1	1,901.5	1,917.7	1,810.2
Four years later	903.2	1,107.2	1,400.2	1,507.9	1,634.3	1,865.8	1,827.0
Five years later	924.4	1,117.7	1,398.4	1,513.5	1,612.1	1,794.1
Six years later	935.0	1,124.7	1,403.1	1,495.1	1,563.5
Seven years later	945.3	1,123.7	1,383.6	1,464.3
Eight years later	947.4	1,112.3	1,365.3
Nine years later	946.7	1,100.2
Ten years later	939.8
Favourable (unfavourable) development	(84.4)	53.7	43.4	175.9	132.5	137.7	146.3	184.1	169.0	152.1

The net favourable prior year reserve development in 2013 of Cdn$152.1 reflected in the "Northbridge's Calendar Year Claims Reserve Development" table preceding this paragraph is comprised of Cdn$158.6 of net favourable reserve development and Cdn$6.5 of net unfavourable foreign currency movements related to the translation of U.S. dollar-denominated claims reserves (principally at Northbridge Indemnity and Northbridge Commercial). The net favourable prior year reserve development in 2013 of Cdn$158.6 reflected net favourable emergence across most accident years and lines of business at each of Northbridge's operating companies. The strengthening of the U.S. dollar relative to the Canadian dollar increased Northbridge's claims reserves in 2013 (expressed in Canadian dollars) by Cdn$6.5 related to prior years' reserves and Cdn$0.6 related to the current year's reserves representing a total increase of $7.1.

The following table is derived from the "Northbridge's Calendar Year Claims Reserve Development" table above. It summarizes the effect of re-estimating prior year loss reserves by accident year.

Northbridge's Accident Year Claims Reserve Development

	Accident year
As at December 31	2003 & Prior	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013
	(In Cdn$)
End of first year	855.4	522.4	573.1	531.6	508.1	640.8	572.4	501.2	487.1	493.3	489.6
One year later	864.8	467.2	646.8	499.2	505.1	631.7	547.6	467.9	466.2	446.5
Two years later	880.8	437.2	600.5	485.9	501.3	649.1	543.4	469.4	465.0
Three years later	890.1	426.9	584.4	463.2	503.5	650.3	534.9	455.9
Four years later	903.2	416.2	561.6	462.5	497.1	636.8	515.9
Five years later	924.4	416.1	552.8	463.5	493.4	613.7
Six years later	935.0	412.8	558.5	464.5	475.5
Seven years later	945.3	409.6	550.4	452.1
Eight years later	947.4	398.9	544.2
Nine years later	946.7	393.7
Ten years later	939.8
Favourable (unfavourable) development	(9.9)%	24.6%	5.0%	15.0%	6.4%	4.2%	9.9%	9.0%	4.5%	9.5%

Accident year 2012 experienced net favourable emergence on commercial liability and automobile claims reserves in the mid-market account segment and commercial property claims reserves in the large account segment. Accident year 2011 experienced net favourable emergence across most lines of business and operating segments except in the commercial automobile mid-market account segment and the commercial transportation account segment. Accident year 2010 experienced net favourable emergence across most lines of business and operating segments except in commercial property claims reserves in the large account segment. The accident years 2004 through 2009 experienced net favourable emergence across all lines of business and operating segments. Accident year 2003 and prior were impacted by pre-1990 general liability claims reserves.

  U.S. Insurance

The following table shows for the U.S. insurance operations the provision for losses and LAE as originally and as currently estimated for the years 2009 through 2013. First Mercury and Zenith National were included in the U.S. Insurance reporting segment beginning in 2011 and 2010 respectively. Between 2010 and 2006, the U.S. Insurance reporting segment consisted of Crum & Forster only with the years prior to 2006 including Fairmont (the business of which was assumed by Crum & Forster effective January 1, 2006 subsequent to the transfer of the Fairmont entities to U.S. Runoff). The favourable or unfavourable development from prior years has been credited or charged to each year's earnings.

Reconciliation of Provision for Claims – U.S. Insurance(1)

	2013	2012	2011	2010	2009
Provision for claims and LAE at January 1	3,058.3	2,776.5	2,588.5	1,774.3 (2)	2,038.3

Incurred losses on claims and LAE
Provision for current accident year's claims	1,339.3	1,353.0	966.7	532.3	566.0
Increase (decrease) in provision for prior accident years' claims	(27.7)	52.4	61.8	11.3	(25.0)

Total incurred losses on claims and LAE	1,311.6	1,405.4	1,028.5	543.6	541.0

Payments for losses on claims and LAE
Payments on current accident year's claims	(302.2)	(292.4)	(259.1)	(143.1)	(157.0)
Payments on prior accident years' claims	(891.1)	(831.2)	(750.0)	(550.6)	(632.9)

Total payments for losses on claims and LAE	(1,193.3)	(1,123.6)	(1,009.1)	(693.7)	(789.9)

Provision for claims and LAE at December 31 before the undernoted	3,176.6	3,058.3	2,607.9	1,624.2	1,789.4 (2)

Transfers to Runoff(3)	(68.6)	–	(334.5)	–	–

Insurance subsidiaries acquired during the year(4)	–	–	503.1	964.3	–

Provision for claims and LAE at December 31	3,108.0	3,058.3	2,776.5	2,588.5	1,789.4

(1)
IFRS basis for 2010 to 2013; Canadian GAAP basis for 2009.

(2)
Provision for claims at January 1, 2010 reflected certain reclassifications recorded upon adoption of IFRS (principally related to structured settlements) which were not reflected in provision for claims at December 31, 2009 under Canadian GAAP.

(3)
U.S. Runoff assumed the liability for Crum & Forster's discontinued New York construction contractors' business in 2013, and substantially all of Crum & Forster's asbestos and environmental claims reserves in 2011.

(4)
First Mercury was acquired and integrated with Crum & Forster in 2011 and Zenith National was acquired in 2010.

The following table shows for Crum & Forster (and Zenith National since 2010) the original provision for losses and LAE at each calendar year-end commencing in 2003, the subsequent cumulative payments made on account of these years and the subsequent re-estimated amounts of these reserves.

U.S. Insurance Calendar Year Claims Reserve Development (including Zenith National since 2010)

	Calendar year
As at December 31	2003	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013
Provision for claims including LAE	1,538.2	1,578.2	1,610.6	1,686.9	1,668.9	2,038.3	1,789.4	2,588.5	2,776.5	3,058.3	3,108.0
Cumulative payments as of:
One year later	460.0	466.0	478.9	571.0	264.1	632.9	565.4	1,084.5	831.2	954.3
Two years later	792.2	796.7	848.7	629.2	649.0	1,048.7	1,258.8	1,537.0	1,464.6
Three years later	1,045.1	1,066.1	804.7	904.3	971.2	1,670.9	1,492.4	1,840.7
Four years later	1,257.1	959.6	1,013.8	1,153.9	1,524.3	1,847.5	1,628.0
Five years later	1,111.5	1,118.3	1,209.9	1,661.7	1,647.2	1,936.6
Six years later	1,241.7	1,280.2	1,693.5	1,746.4	1,706.0
Seven years later	1,385.6	1,745.4	1,759.7	1,777.9
Eight years later	1,841.8	1,800.4	1,773.6
Nine years later	1,890.9	1,800.8
Ten years later	1,885.4
Reserves re-estimated as of:
One year later	1,508.1	1,546.9	1,561.7	1,640.3	1,727.9	2,013.3	1,800.7	2,650.3	2,828.9	3,030.6
Two years later	1,536.0	1,509.2	1,525.3	1,716.5	1,692.4	2,015.5	1,833.4	2,664.6	2,867.9
Three years later	1,513.3	1,499.7	1,640.4	1,700.3	1,711.8	2,063.1	1,836.7	2,645.2
Four years later	1,545.5	1,616.7	1,653.0	1,732.0	1,754.7	2,062.4	1,819.3
Five years later	1,674.8	1,658.2	1,688.5	1,774.6	1,755.5	2,041.5
Six years later	1,719.4	1,687.3	1,737.3	1,777.8	1,735.0
Seven years later	1,746.8	1,729.8	1,738.0	1,747.7
Eight years later	1,789.3	1,733.3	1,707.0
Nine years later	1,795.3	1,698.5
Ten years later	1,759.4
Favourable (unfavourable) development	(221.2)	(120.3)	(96.4)	(60.8)	(66.1)	(3.2)	(29.9)	(56.7)	(91.4)	27.7

U.S. Insurance experienced net favourable prior year reserve development of $27.7 in 2013 comprised of $36.0 of net favourable development of workers' compensation claims reserves at Zenith National, partially offset by $8.3 of net adverse development at Crum & Forster (primarily related to general liability loss reserves at First Mercury, partially offset by net favourable prior year reserve development related to a single large liability claim at Crum & Forster).

The following table is derived from the "U.S. Insurance Calendar Year Claims Reserve Development" table above. It summarizes the effect of re-estimating prior year loss reserves by accident year.

U.S. Insurance Accident Year Claims Reserve Development

	Accident year
As at December 31	2003 & Prior	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013
End of first year	1,746.9	574.5	613.8	701.0	723.4	748.8	659.6	743.1	838.0	1,060.5	1,031.7
One year later	1,716.8	515.3	602.7	690.7	706.4	759.4	668.8	746.8	855.1	993.8
Two years later	1,744.7	500.3	575.7	651.8	686.9	742.1	670.7	762.6	879.6
Three years later	1,722.0	458.6	573.9	623.1	674.8	755.3	691.1	783.3
Four years later	1,754.2	446.3	545.0	619.2	676.9	764.4	700.2
Five years later	1,883.5	443.2	551.3	609.0	679.9	764.0
Six years later	1,928.1	444.9	556.2	606.4	688.0
Seven years later	1,955.5	446.8	545.6	606.4
Eight years later	1,999.8	444.7	553.4
Nine years later	2,002.0	447.2
Ten years later	1,968.6
Favourable (unfavourable) development	(12.7)%	22.2%	9.8%	13.5%	4.9%	(2.0)%	(6.2)%	(5.4)%	(5.0)%	6.3%

Accident year 2012 experienced net favourable emergence on general liability and workers' compensation claims reserves. The accident years 2008 through 2011 experienced net adverse emergence principally related to unfavourable trends on workers' compensation claims reserves at Crum & Forster and Zenith National and general liability claims reserves at First Mercury. Accident years 2004 through 2007 experienced net favourable emergence on general liability, commercial multi-peril and workers' compensation claims reserves. Accident year 2003 and prior were impacted by the effects of increased frequency and severity on casualty claims reserves, the effects of increased competitive conditions during 2003 and prior periods and included strengthening of asbestos, environmental and latent claims reserves. The improvement in accident year 2003 and prior in the most recent calendar year reflected a recovery related to a single large liability claim at Crum & Forster.

  Asian Insurance – Fairfax Asia

The following table shows for Fairfax Asia the provision for losses and LAE as originally and as currently estimated for the years 2009 through 2013. Pacific Insurance was included in the Fairfax Asia reporting segment beginning in 2011. The favourable or unfavourable development from prior years has been credited or charged to each year's earnings.

Reconciliation of Provision for Claims – Fairfax Asia(1)

	2013	2012	2011	2010	2009
Provision for claims and LAE at January 1	318.8	266.0	203.0	138.7	113.2

Incurred losses on claims and LAE
Provision for current accident year's claims	205.7	182.4	144.6	130.2	92.8
Foreign exchange effect on claims	(10.1)	13.0	(3.1)	12.7	2.5
Decrease in provision for prior accident years' claims	(16.7)	(16.4)	(17.6)	(10.0)	(8.1)

Total incurred losses on claims and LAE	178.9	179.0	123.9	132.9	87.2

Payments for losses on claims and LAE
Payments on current accident year's claims	(49.4)	(44.1)	(24.5)	(24.0)	(20.7)
Payments on prior accident years' claims	(88.3)	(82.1)	(62.2)	(44.6)	(41.0)

Total payments for losses on claims and LAE	(137.7)	(126.2)	(86.7)	(68.6)	(61.7)

Insurance subsidiaries acquired during the year(2)	–	–	25.8	–	–

Provision for claims and LAE at December 31	360.0	318.8	266.0	203.0	138.7

(1)
IFRS basis for 2010 to 2013; Canadian GAAP basis for 2009.

(2)
Pacific Insurance was acquired in 2011.

The following table shows for Fairfax Asia the original provision for losses and LAE at each calendar year-end commencing in 2003, the subsequent cumulative payments made on account of these years and the subsequent re-estimated amount of these reserves. The following Asian Insurance subsidiaries' reserves are included from the respective years in which such subsidiaries were acquired:

Year acquired
Falcon Insurance	1998
Winterthur (Asia) (now part of First Capital Insurance)	2001
First Capital Insurance	2004
Pacific Insurance	2011

Fairfax Asia's Calendar Year Claims Reserve Development

	Calendar year
As at December 31	2003	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013
Provision for claims including LAE	25.1	54.7	74.7	87.6	91.0	113.2	138.7	203.0	266.0	318.8	360.0
Cumulative payments as of:
One year later	7.9	13.3	15.6	26.5	30.9	41.0	44.6	62.2	82.1	88.3
Two years later	13.1	21.9	32.6	45.2	49.8	56.5	65.2	92.4	120.0
Three years later	15.9	29.1	44.6	56.3	55.8	62.8	75.7	106.3
Four years later	17.3	32.6	50.3	58.8	58.0	66.2	80.5
Five years later	17.9	33.8	51.1	59.9	59.1	67.7
Six years later	18.2	34.2	51.5	60.1	59.9
Seven years later	18.3	34.3	51.5	60.4
Eight years later	18.2	34.4	51.6
Nine years later	18.1	34.4
Ten years later	18.1
Reserves re-estimated as of:
One year later	24.9	59.6	79.6	84.5	94.9	106.0	136.3	185.0	260.2	293.8
Two years later	23.1	58.2	72.2	84.1	84.7	100.2	124.5	177.9	240.6
Three years later	21.2	49.9	71.8	75.0	79.5	93.2	118.4	165.8
Four years later	20.0	48.3	64.7	72.2	75.4	89.2	110.1
Five years later	20.0	43.5	63.4	69.4	71.8	83.9
Six years later	19.2	42.9	60.7	67.4	69.3
Seven years later	19.2	41.3	58.6	66.0
Eight years later	19.4	40.0	57.0
Nine years later	19.2	38.7
Ten years later	19.2
Favourable (unfavourable) development	5.9	16.0	17.7	21.6	21.7	29.3	28.6	37.2	25.4	25.0

The net favourable prior year reserve development in 2013 of $25.0 reflected in the "Fairfax Asia's Calendar Year Claims Reserve Development" table preceding this paragraph is comprised of $16.7 of net favourable reserve development and $8.3 of net favourable foreign currency movements related to the translation of non-U.S. dollar-denominated claims reserves. The net favourable prior year reserve development in 2013 of $16.7 reflected net favourable emergence on commercial automobile, marine hull and workers' compensation claims reserves. Principally as a result of the strengthening of the U.S. dollar relative to the Singapore dollar in 2013, Fairfax Asia's claims reserves (expressed in U.S. dollars) decreased by $8.3 related to prior years' reserves and $1.8 related to the current year's reserves representing a total decrease of $10.1.

  Reinsurance – OdysseyRe

The following table shows for OdysseyRe the provision for losses and LAE as originally and as currently estimated for the years 2009 through 2013. Clearwater Insurance was transferred to the U.S. Runoff reporting segment on January 1, 2011. The favourable or unfavourable development from prior years has been credited or charged to each year's earnings.

Reconciliation of Provision for Claims – OdysseyRe(1)

	2013	2012	2011	2010	2009
Provision for claims and LAE at January 1	4,842.7	4,789.5	4,857.2	4,666.3	4,560.3

Transfer of Clearwater Insurance to U.S. Runoff(2)	–	–	(484.2)	–	–

Incurred losses on claims and LAE
Provision for current accident year's claims	1,524.3	1,566.5	1,863.7	1,320.6	1,313.3
Foreign exchange effect on claims	9.9	20.4	(38.0)	46.5	58.8
Decrease in provision for prior accident years' claims	(214.7)	(152.0)	(51.4)	(3.6)	(11.3)

Total incurred losses on claims and LAE	1,319.5	1,434.9	1,774.3	1,363.5	1,360.8

Payments for losses on claims and LAE
Payments on current accident year's claims	(283.3)	(249.3)	(439.0)	(184.4)	(230.6)
Payments on prior accident years' claims	(1,066.1)	(1,132.4)	(918.8)	(988.2)	(1,024.2)

Total payments for losses on claims and LAE	(1,349.4)	(1,381.7)	(1,357.8)	(1,172.6)	(1,254.8)

Provision for claims and LAE at December 31	4,812.8	4,842.7	4,789.5	4,857.2	4,666.3

(1)
IFRS basis for 2010 to 2013; Canadian GAAP basis for 2009.

(2)
Clearwater Insurance was transferred to Runoff effective January 1, 2011.

The following table shows for OdysseyRe the original provision for losses and LAE at each calendar year-end commencing in 2003, the subsequent cumulative payments made on account of these years and the subsequent re-estimated amount of these reserves.

OdysseyRe's Calendar Year Claims Reserve Development(1)

	Calendar Year
As at December 31	2003	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013
Provision for claims including LAE	2,340.9	3,132.5	3,865.4	4,403.1	4,475.6	4,560.3	4,666.3	4,857.2	4,789.5	4,842.7	4,812.8
Cumulative payments as of:
One year later	632.4	913.7	787.3	1,111.1	1,016.0	1,024.2	988.2	1,403.0	1,132.4	1,066.1
Two years later	1,212.9	1,298.5	1,614.0	1,808.2	1,646.5	1,676.1	2,006.8	2,053.7	1,760.2
Three years later	1,455.7	1,835.7	2,160.9	2,273.0	2,123.5	2,567.1	2,484.3	2,482.0
Four years later	1,898.4	2,221.0	2,520.9	2,661.8	2,887.8	2,942.5	2,823.6
Five years later	2,206.1	2,490.5	2,831.1	3,347.6	3,164.1	3,206.4
Six years later	2,426.5	2,734.3	3,463.2	3,572.9	3,360.3
Seven years later	2,625.8	3,323.4	3,653.1	3,721.2
Eight years later	3,179.9	3,476.2	3,769.1
Nine years later	3,307.7	3,559.8
Ten years later	3,371.8
Reserves re-estimated as of:
One year later	2,522.1	3,299.0	4,050.8	4,443.6	4,465.5	4,549.0	4,662.7	4,805.8	4,637.5	4,628.0
Two years later	2,782.1	3,537.0	4,143.5	4,481.5	4,499.0	4,567.7	4,650.4	4,726.6	4,500.3
Three years later	3,049.6	3,736.1	4,221.3	4,564.3	4,537.8	4,561.3	4,606.6	4,674.1
Four years later	3,293.8	3,837.5	4,320.5	4,623.1	4,534.5	4,548.7	4,591.2
Five years later	3,414.1	3,950.1	4,393.0	4,628.3	4,522.9	4,535.0
Six years later	3,534.4	4,023.3	4,406.7	4,630.5	4,516.0
Seven years later	3,606.0	4,046.7	4,426.1	4,627.3
Eight years later	3,637.8	4,073.1	4,434.0
Nine years later	3,670.8	4,081.6
Ten years later	3,680.1
Favourable (unfavourable) development	(1,339.2)	(949.1)	(568.6)	(224.2)	(40.4)	25.3	75.1	183.1	289.2	214.7
(1)
The table above reflects the transfer of Clearwater Insurance to Runoff effective January 1, 2011.

OdysseyRe experienced net favourable prior year reserve development of $214.7 in 2013, attributable to decreased loss estimates in its Americas ($109.0), EuroAsia ($63.4), London Market ($30.4) and U.S. Insurance ($11.9) divisions primarily related to net favourable emergence on property catastrophe, casualty and non-catastrophe property claims reserves.

The following table is derived from the "OdysseyRe's Calendar Year Claims Reserve Development" table above. It summarizes the effect of re-estimating prior year loss reserves by accident year.

OdysseyRe's Accident Year Claims Reserve Development

	Accident Year
As at December 31	2003 & Prior	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013
End of first year	2,341.0	1,242.1	1,480.2	1,139.6	1,143.1	1,110.8	1,141.5	1,182.7	1,386.7	1,337.6	1,251.0
One year later	2,522.9	1,149.3	1,427.6	1,087.4	1,095.2	1,066.1	1,119.2	1,143.6	1,313.9	1,260.1
Two years later	2,782.0	1,119.7	1,321.2	1,047.5	1,045.7	1,045.9	1,113.3	1,108.2	1,229.2
Three years later	3,049.6	1,074.6	1,297.5	1,031.1	1,025.8	1,042.8	1,082.1	1,071.1
Four years later	3,293.8	1,055.9	1,284.1	1,017.4	1,017.3	1,041.8	1,080.3
Five years later	3,414.1	1,048.1	1,283.4	1,008.9	1,003.5	1,035.0
Six years later	3,534.4	1,049.7	1,273.7	991.8	999.8
Seven years later	3,606.0	1,041.3	1,266.6	980.6
Eight years later	3,637.8	1,034.7	1,266.2
Nine years later	3,670.8	1,033.9
Ten years later	3,680.1
Favourable (unfavourable) development	(57.2)%	16.8%	14.5%	14.0%	12.5%	6.8%	5.4%	9.4%	11.4%	5.8%

Improvements in competitive conditions and the economic environment beginning in 2001 resulted in a continued downward trend on re-estimated reserves for accident years 2004 through 2012. Initial loss estimates for those accident years did not fully anticipate the improvements in market and economic conditions achieved since the early 2000s. Accident years 2011 and 2012 benefited from net favourable emergence on catastrophe loss reserves. The deterioration in accident year 2003 and prior principally reflected net adverse emergence on asbestos and environmental pollution loss reserves and U.S. casualty loss reserves.

  Insurance and Reinsurance – Other (Group Re, Advent, Polish Re and Fairfax Brasil)

The following table shows for Insurance and Reinsurance – Other the provision for losses and LAE as originally and as currently estimated for the years 2009 through 2013. The favourable or unfavourable development from prior years has been credited or charged to each year's earnings.

Reconciliation of Provision for Claims – Insurance and Reinsurance – Other(1)

	2013	2012	2011	2010	2009
Provision for claims and LAE at January 1	1,046.5	1,057.3	1,024.4	1,004.1	742.0

Transfer to Runoff(2)	–	(61.8)	–	–	–

Incurred losses on claims and LAE
Provision for current accident year's claims	297.6	392.0	578.0	429.3	371.4
Foreign exchange effect on claims	(20.8)	22.3	(25.6)	20.1	69.0
Increase (decrease) in provision for prior accident years' claims	(26.9)	(0.6)	(39.7)	(32.4)	31.2

Total incurred losses on claims and LAE	249.9	413.7	512.7	417.0	471.6

Payments for losses on claims and LAE
Payments on current accident year's claims	(67.5)	(101.0)	(201.0)	(126.4)	(81.5)
Payments on prior accident years' claims	(262.3)	(261.7)	(278.8)	(270.3)	(196.4)

Total payments for losses on claims and LAE	(329.8)	(362.7)	(479.8)	(396.7)	(277.9)

Insurance subsidiaries acquired during the year(3)	–	–	–	–	68.4

Provision for claims and LAE at December 31 excluding CTR Life	966.6	1,046.5	1,057.3	1,024.4	1,004.1
CTR Life(4)	17.9	20.6	24.2	25.3	27.6

Provision for claims and LAE at December 31	984.5	1,067.1	1,081.5	1,049.7	1,031.7

(1)
IFRS basis for 2010 to 2013; Canadian GAAP basis for 2009.

(2)
Runoff assumed liability for the claims reserves of Advent's Syndicate 3330 effective January 1, 2012.

(3)
Polish Re was acquired in 2009.

(4)
Guaranteed minimum death benefit retrocessional business written by Compagnie Transcontinentale de Réassurance ("CTR"), a wholly owned subsidiary of the company that was transferred to Wentworth and placed into runoff in 2002.

The following table shows for the Insurance and Reinsurance – Other reporting segment (comprised only of Group Re prior to 2008) the original provision for losses and LAE at each calendar year-end commencing in 2003, the subsequent cumulative payments made on account of these years and the subsequent re-estimated amount of these reserves.

Insurance and Reinsurance – Other's Calendar Year Claims Reserve Development(1)

	Calendar Year
As at December 31	2003	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013
Provisions for claims including LAE	263.3	267.6	315.6	373.5	456.5	742.0	1,004.1	1,024.4	995.5	1,046.5	966.6
Cumulative payments as of:
One year later	115.8	54.3	40.3	85.9	93.0	197.7	240.5	278.8	261.7	262.3
Two years later	152.8	74.6	104.3	151.9	160.5	262.5	421.8	395.6	437.9
Three years later	164.9	128.8	160.5	209.4	238.7	401.0	503.7	507.4
Four years later	210.0	179.2	206.6	267.3	304.3	461.2	578.5
Five years later	251.8	216.2	252.7	318.0	331.0	517.7
Six years later	280.8	252.5	290.5	334.3	362.5
Seven years later	309.6	280.3	301.4	358.2
Eight years later	328.9	289.3	315.6
Nine years later	336.7	300.6
Ten years later	343.4
Reserves re-estimated as of:
One year later	286.3	279.6	319.4	429.4	383.8	833.5	989.2	966.2	1,016.9	996.6
Two years later	302.9	288.2	361.9	375.8	454.1	833.0	939.8	993.1	986.9
Three years later	317.3	326.7	322.9	436.9	484.2	787.6	959.0	966.9
Four years later	348.4	302.8	377.6	458.0	477.6	801.9	946.5
Five years later	338.0	351.7	393.3	452.5	492.8	785.9
Six years later	375.2	364.5	387.1	465.1	473.3
Seven years later	384.7	359.4	392.3	451.4
Eight years later	381.3	366.2	383.1
Nine years later	389.9	358.4
Ten years later	384.3
Favourable (unfavourable) development	(121.0)	(90.8)	(67.5)	(77.9)	(16.8)	(43.9)	57.6	57.5	8.6	49.9
(1)
The table above has been restated to reflect the transfer of nSpire Re's Group Re business to Runoff effective January 1, 2008.

The net favourable prior year reserve development in 2013 of $49.9 reflected in the "Insurance and Reinsurance – Other's Calendar Year Claims Reserve Development" table preceding this paragraph is comprised of $26.9 of net favourable reserve development and $23.0 of net favourable foreign currency movements related to the translation of non-U.S. dollar-denominated claims reserves (principally the translation of the Canadian dollar-denominated claims reserves of Group Re). The net favourable prior year reserve development in 2013 of $26.9 was principally comprised of net favourable emergence at Group Re (related to prior years' catastrophe loss reserves) and Advent (across a number of lines of business), partially offset by net adverse emergence at Polish Re (related to commercial automobile loss reserves). The claims reserves of Insurance and Reinsurance – Other (expressed in U.S. dollars) decreased by $23.0 related to prior years' reserves (principally as a result of the strengthening of the U.S. dollar relative to the Canadian dollar in 2013) and increased by $2.2 related to the current year's reserves representing a total decrease of $20.8.

  Runoff

The following table shows for the Runoff operations the provision for losses and LAE as originally and as currently estimated for the years 2009 through 2013. The favourable or unfavourable development from prior years has been credited or charged to each year's earnings.

Reconciliation of Provision for Claims – Runoff(1)

	2013	2012	2011	2010	2009
Provision for claims and LAE at January 1	3,744.6	2,860.6	2,095.0	1,956.7	1,989.9

Transfers to Runoff at January 1(2)	3.6	61.8	484.2	–	–

Incurred losses on claims and LAE
Provision for current accident year's claims	17.4	133.8	8.8	1.8	–
Foreign exchange effect on claims	7.3	3.3	(9.3)	(8.4)	14.3
Increase (decrease) in provision for prior accident years' claims	(36.0)	41.3	56.7	50.6	57.6

Total incurred losses on claims and LAE	(11.3)	178.4	56.2	44.0	71.9

Payments for losses on claims and LAE
Payments on current accident year's claims	(61.5)	(7.4)	(1.8)	(0.1)	–
Payments on prior accident years' claims	(378.2)	(273.8)	(211.4)	(300.0)	(105.1	)(3)

Total payments for losses on claims and LAE	(439.7)	(281.2)	(213.2)	(300.1)	(105.1)

Provision for claims and LAE at December 31 before the undernoted	3,297.2	2,819.6	2,422.2	1,700.6	1,956.7

Transferred from Crum & Forster at December 31(4)	68.6	–	334.5	–	–

Runoff subsidiaries acquired during the year(5)	478.1	925.0	103.9	394.4	–

Provision for claims and LAE at December 31	3,843.9	3,744.6	2,860.6	2,095.0	1,956.7

(1)
IFRS basis for 2010 to 2013; Canadian GAAP basis for 2009.

(2)
Transfer to Runoff of Northbridge's Commonwealth Insurance Company of America business in 2013, Advent's Syndicate 3330 in 2012 and OdysseyRe's Clearwater Insurance business in 2011.

(3)
Reduced by $136.2 of proceeds from the commutation of several reinsurance treaties.

(4)
Runoff assumed liability for Crum & Forster's discontinued New York construction contractors' business in 2013, and substantially all of Crum & Forster's asbestos and environmental claims reserves in 2011.

(5)
American Safety and Eagle Star in 2013, RiverStone Insurance and Syndicates 535 and 1204 in 2012, Syndicate 376 in 2011, General Fidelity and Syndicate 2112 in 2010.

Runoff experienced net favourable prior year reserve development of $36.0 in 2013. U.S. Runoff reported $1.9 of net favourable prior year development primarily related to favourable emergence on construction defect and marine loss reserves at General Fidelity and a gain on a significant reinsurance commutation, mostly offset by strengthening of asbestos and environmental loss reserves at TIG Insurance and strengthening of asbestos and environmental loss reserves and other latent claims assumed from Crum & Forster and asbestos loss reserves in its legacy portfolio at Clearwater Insurance. European Runoff reported $34.1 of net favourable prior year reserve development primarily related to favourable emergence across all lines of business including the release of redundant unallocated loss adjustment expense reserves. The provision for current accident year's claims decreased from $133.8 in 2012 to $17.4 in 2013 reflecting the absence of any significant reinsurance transactions in 2013.

Asbestos and Pollution

  General A&E Discussion

A number of the company's subsidiaries wrote general liability policies and reinsurance prior to their acquisition by Fairfax under which policyholders continue to present asbestos-related injury claims and claims alleging injury, damage or clean up costs arising from environmental pollution (collectively "A&E") claims. The vast majority of these claims are presented under policies written many years ago.

There is a great deal of uncertainty surrounding these types of claims, which impacts the ability of insurers and reinsurers to estimate the ultimate amount of unpaid claims and related settlement expenses. The majority of these claims differ from most other types of claims because there is, across the country, inconsistent precedent, if any at all, to determine what, if any, coverage exists or which, if any, policy years and insurers/reinsurers may be liable. These uncertainties are exacerbated by judicial and legislative interpretations of coverage that in some cases have eroded the clear and express intent of the parties to the insurance contracts, and in others have expanded theories of liability. The insurance industry as a whole is engaged in extensive litigation over these coverage and liability issues and is thus confronted with continuing uncertainty in its efforts to quantify A&E exposures. Conventional actuarial reserving techniques cannot be used to estimate the ultimate cost of such claims, due to inadequate loss development patterns and inconsistent and yet-emerging legal doctrine.

In addition to asbestos and pollution, the company faces exposure to other types of mass tort or health hazard claims. Such claims include breast implants, pharmaceutical products, chemical products, lead-based pigments, noise-induced hearing loss, tobacco, mold, and welding fumes. As a result of its historical underwriting profile and its focus on excess liability coverage for Fortune 500 type entities, Runoff faces the bulk of these potential exposures within Fairfax. Tobacco, although a significant potential risk to the company, has not presented significant actual exposure to date. Methyl tertiary butyl ether ("MTBE") was a significant potential health hazard exposure facing the company, but Runoff has resolved the latest MBTE exposures. The remaining MTBE exposures appear to be minimal at this time. Although still a risk due to occasional unfavorable court decisions, lead pigment has had some favorable underlying litigation developments resulting in this hazard presenting less of a risk to the company. We continue to monitor Hepatitis C claims and have had some policyholders present coverage demands. While exposure to the insurance industry for Hepatitis C claims may be significant, exposure in the Runoff portfolio is minimal. Similarly, we are monitoring claims alleging breast cancer as a result of in utero exposure to diethylstilbestrol ("DES"), a synthetic estrogen supplement prescribed to prevent miscarriages or premature births. Historically, DES exposure cases involved alleged injuries to the reproductive tract. More recently filed cases are now alleging a link between DES exposure and breast cancer. Few policyholders have presented alleged DES breast cancer claims for coverage. Accordingly, exposure to Runoff for this claim type is limited.

Following the transfer of Clearwater Insurance to Runoff effective from January 1, 2011 and the assumption by Runoff of substantially all of Crum & Forster's liabilities for asbestos, environmental and other latent claims effective from December 31, 2011, substantially all of Fairfax's exposure to asbestos and pollution losses are now under the management of Runoff (these transactions are further described in the Runoff section of this MD&A). Following is an analysis of the company's gross and net loss and ALAE reserves from A&E exposures as at December 31, 2013 and 2012, and the movement in gross and net reserves for those years:

	2013		2012
	Gross	Net(2)	Gross	Net
A&E
Provision for A&E claims and ALAE at January 1	1,657.7	1,129.3	1,490.6	1,050.2
A&E losses and ALAE incurred during the year	105.8	60.9	221.3	88.6
A&E losses and ALAE paid during the year	(205.3)	(21.4)	(147.1)	(102.4)
Reinsurance transaction during the year(1)	–	–	92.9	92.9

Provision for A&E claims and ALAE at December 31	1,558.2	1,168.8	1,657.7	1,129.3

(1)
Runoff assumed the runoff portfolio of Eagle Star in 2012.

(2)
Includes the effect of a commutation of a recoverable from reinsurer at Runoff which reduced losses and loss adjustment expenses incurred and paid by $33.1 and $118.5 respectively.

  Asbestos Claim Discussion

As previously reported, tort reform, both legislative and judicial, has had a significant impact on the asbestos litigation landscape. The majority of claims now being filed and litigated continues to be mesothelioma, lung cancer, or impaired asbestosis cases. This reduction in new filings has focused the litigants on the more seriously injured plaintiffs. While initially there was a concern that such a focus would exponentially increase the settlement value of asbestos cases involving malignancies, the company has not seen this concern present. Asbestos litigation has seen mixed results, with both plaintiff and defense verdicts having been rendered in courts throughout the United States. The sharp decrease in the number of non-malignant and unimpaired injury cases in the tort system in recent years has allowed for the litigation to be dealt with more effectively than in the past. Expense has increased as a result of this trend, however, due to the fact that the malignancy cases are often more heavily litigated than the non-malignancy cases were.

Following is an analysis of Fairfax's gross and net loss and ALAE reserves from asbestos exposures as at December 31, 2013 and 2012, and the movement in gross and net reserves for those years:

	2013		2012
	Gross	Net(2)	Gross	Net
Asbestos
Provision for asbestos claims and ALAE at January 1	1,456.4	976.2	1,307.5	903.3
Asbestos losses and ALAE incurred during the year	81.1	21.6	203.1	95.6
Asbestos losses and ALAE paid during the year	(154.4)	6.5	(113.8)	(82.3)
Reinsurance transaction during the year(1)	–	–	59.6	59.6

Provision for asbestos claims and ALAE at December 31	1,383.1	1,004.3	1,456.4	976.2

(1)
Runoff assumed the runoff portfolio of Eagle Star in 2012.

(2)
Includes the effect of a commutation of a recoverable from reinsurer at Runoff which reduced losses and loss adjustment expenses incurred and paid by $33.1 and $118.5 respectively.

The policyholders with the most significant asbestos exposure continue to be traditional defendants who manufactured, distributed or installed asbestos products on a nationwide basis. The runoff companies are exposed to these risks and have the bulk of the direct asbestos exposure within Fairfax. While these insureds are relatively small in number, asbestos exposures for such entities have increased over the past decade due to the rising volume of claims, the erosion of underlying limits, and the bankruptcies of target defendants. In addition, less prominent or "peripheral" defendants, including a mix of manufacturers, distributors, and installers of asbestos-containing products, as well as premises owners continue to present with new reports. For the most part, these insureds are defendants on a regional rather than nationwide basis. The nature of these insureds and the claimant population associated with them, however, result in far less total exposure to the company than the historical traditional asbestos defendants. Reinsurance contracts entered into before 1984 also still present exposure to asbestos.

Reserves for asbestos cannot be estimated using traditional loss reserving techniques that rely on historical accident year loss development factors. Because each insured presents different liability and coverage issues, the company evaluates its asbestos exposure on an insured-by-insured basis. Since the mid-1990's Fairfax has utilized a sophisticated, non-traditional methodology that draws upon company experience and supplemental databases to assess asbestos liabilities on reported claims. The methodology utilizes a ground-up, exposure-based analysis that constitutes the industry "best practice" approach for asbestos reserving. The methodology was initially critiqued by outside legal and actuarial consultants, and the results are annually reviewed by independent actuaries, all of whom have consistently found the methodology comprehensive and the results reasonable.

In the course of the insured-by-insured evaluation the following factors are considered: available insurance coverage, including any umbrella or excess insurance that has been issued to the insured; limits, deductibles, and self-insured retentions; an analysis of each insured's potential liability; the jurisdictions involved; past and anticipated future asbestos claim filings against the insured; loss development on pending claims; past settlement values of similar claims; allocated claim adjustment expenses; and applicable coverage defenses.

As a result of the processes, procedures, and analyses described above, management believes that the reserves carried for asbestos claims at December 31, 2013 are appropriate based upon known facts and current law. However, there are a number of uncertainties surrounding the ultimate value of these claims that may result in changes in these estimates as new information emerges. Among these are: the unpredictability inherent in litigation, including the legal uncertainties described above, the added uncertainty brought upon by recent changes in the asbestos litigation landscape, and possible future developments regarding the ability to recover reinsurance for asbestos claims. It is also not possible to predict, nor has management assumed, any changes in the legal, social, or economic environments and their impact on future asbestos claim development.

  Environmental Pollution Discussion

Environmental pollution claims represent another significant exposure for Fairfax. However, new reports of environmental pollution claims continue to remain low. While insureds with single-site exposures are still active, Fairfax has resolved the majority of known claims from insureds with a large number of sites. In many cases, claims are being settled for less than initially anticipated due to improved site remediation technology and effective policy buybacks.

Despite the stability of recent trends, there remains great uncertainty in estimating liabilities arising from these exposures. First, the number of hazardous materials sites subject to cleanup is unknown. Today, approximately 1,319 sites are included on the National Priorities List (NPL) of the Environmental Protection Agency. Second, the liabilities of the insureds themselves are difficult to estimate. At any given site, the allocation of remediation cost among the potentially responsible parties varies greatly depending upon a variety of factors. Third, different courts have been presented with liability and coverage issues regarding pollution claims and have reached inconsistent decisions. There is also uncertainty about claims for damages to natural resources. These claims seek compensation for the harm caused by the loss of natural resources beyond clean up costs and fines. Natural resources are generally defined as land, air, water, fish, wildlife, biota, and other such resources. Funds recovered in these actions are generally to be used for ecological restoration projects and replacement of the lost natural resources. At this point in time, natural resource damages claims have not developed into significant risks for the company's insureds.

Following is an analysis of the company's gross and net loss and ALAE reserves from pollution exposures as at December 31, 2013 and 2012, and the movement in gross and net reserves for those years:

	2013		2012
	Gross	Net	Gross	Net
Pollution
Provision for pollution claims and ALAE at January 1	201.3	153.1	183.1	146.9
Pollution losses and ALAE incurred during the year	24.7	39.3	18.2	(7.0)
Pollution losses and ALAE paid during the year	(50.9)	(27.9)	(33.3)	(20.1)
Reinsurance transaction during the year(1)	–	–	33.3	33.3

Provision for pollution claims and ALAE at December 31	175.1	164.5	201.3	153.1

(1)
Runoff assumed the runoff portfolio of Eagle Star in 2012.

As with asbestos reserves, exposure for pollution cannot be estimated with traditional loss reserving techniques that rely on historical accident year loss development factors. Because each insured presents different liability and coverage issues, the methodology used by the company's subsidiaries to establish pollution reserves is similar to that used for asbestos liabilities: the exposure presented by each insured and the anticipated cost of resolution using ground-up, exposure-based analysis that constitutes industry "best practice" for pollution reserving. As with asbestos reserving, this methodology was initially critiqued by outside legal and actuarial consultants, and the results are annually reviewed by independent actuaries, all of whom have consistently found the methodology comprehensive and the results reasonable.

In the course of performing these individualized assessments, the following factors are considered: the insured's probable liability and available coverage, relevant judicial interpretations, the nature of the alleged pollution activities of the insured at each site, the number of sites, the total number of potentially responsible parties at each site, the nature of environmental harm and the corresponding remedy at each site, the ownership and general use of each site, the involvement of other insurers and the potential for other available coverage, and the applicable law in each jurisdiction.

  Summary

Management believes that the A&E reserves reported at December 31, 2013 are reasonable estimates of the ultimate remaining liability for these claims based on facts currently known, the present state of the law and coverage litigation, current assumptions, and the reserving methodologies employed. These A&E reserves are continually monitored by management and reviewed extensively by independent actuaries. New reserving methodologies and developments will continue to be evaluated as they arise in order to supplement the ongoing analysis of A&E exposures. However, to the extent that future social, scientific, economic, legal, or legislative developments alter the volume of claims, the liabilities of policyholders or the original intent of the policies and scope of coverage, increases in loss reserves may emerge in future periods.

Recoverable from Reinsurers

Fairfax's subsidiaries purchase reinsurance to reduce their exposure on the insurance and reinsurance risks they underwrite. Fairfax strives to minimize the credit risk associated with reinsurance through adherence to its internal reinsurance guidelines. To be an ongoing reinsurer of Fairfax, generally a company must have high A.M. Best and/or Standard & Poor's financial strength ratings and maintain capital and surplus exceeding $500.0. Most of the reinsurance balances for reinsurers rated B++ and lower or which are not rated were inherited by Fairfax on acquisition of a subsidiary.

Recoverable from reinsurers of $4,974.7 on the consolidated balance sheet at December 31, 2013 consisted of future recoverables from reinsurers on unpaid claims ($4,276.8), reinsurance receivable on paid losses ($518.6) and the unearned portion of premiums ceded to reinsurers ($408.1), net of provision for uncollectible balances ($228.8). Recoverables from reinsurers on unpaid claims decreased by $386.9 to $4,276.8 at December 31, 2013 from $4,663.7 at December 31, 2012 primarily reflecting the continued progress by Runoff reducing its recoverable from reinsurers balance (through normal cession and collection activity and the commutation of a significant reinsurance recoverable balance described in the Runoff section of this MD&A), partially offset by increased recoverable from reinsurer balances at Crum & Forster (related to adverse development on general liability loss reserves ceded to reinsurers), Northbridge (reflecting increased recoveries related to catastrophe losses incurred in 2013) and Runoff (due to the consolidation of the recoverable from reinsurers of American Safety).

The following table presents Fairfax's top 25 reinsurance groups (ranked by gross recoverable from reinsurers net of provisions for uncollectible reinsurance) at December 31, 2013. These 25 reinsurance groups represented 71.8% (December 31, 2012 – 70.4%) of Fairfax's total recoverable from reinsurers at December 31, 2013.

Group	Principal reinsurers	A.M. Best rating (or S&P equivalent)(1)	Gross recoverable from reinsurers(2)	Net unsecured recoverable(3) from reinsurers
Swiss Re	Swiss Re America Corp.	A+	630.2	318.2
Brit	Brit Gibraltar	A	407.5	–
Lloyd's	Lloyd's	A	376.0	347.8
Munich	Munich Reinsurance America Inc.	A+	273.8	257.8
Berkshire Hathaway	General Reinsurance Corp.	A++	196.9	162.1
Everest	Everest Re (Bermuda) Ltd.	A+	196.0	173.2
Alleghany	Transatlantic Reinsurance Co.	A	176.4	168.1
HDI	Hannover Rueckversicherung	A+	158.1	140.4
ACE	ACE Property & Casualty Insurance Co.	A+	151.4	108.9
QBE	QBE Reinsurance Corp.	A	134.9	122.9
GIC	General Insurance Corp. of India	A-	124.8	36.4
Markel	Markel Bermuda Ltd.	A	117.4	102.8
SCOR	SCOR Canada Reinsurance Co.	A	106.4	100.1
CNA	Continental Casualty Co.	A	79.7	63.4
Enstar	Arden Reinsurance Co. Ltd.	NR	73.4	20.3
Nationwide	Nationwide Mutual Insurance Co.	A+	70.7	69.8
Liberty Mutual	Liberty Mutual Ins. Co.	A	66.0	64.4
Partner Re	Partner Re Company of the U.S.	A+	61.2	58.1
Singapore Re	Singapore Re Corp.	A-	60.8	30.1
Platinum	Platinum Underwriters Re Inc.	A	55.3	51.2
AIG	Lexington Insurance Co.	A	52.4	44.3
WR Berkley	Berkley Insurance Co.	A+	42.4	40.9
Aspen	Aspen Insurance UK Ltd.	A	42.3	38.8
Axis	Axis Reinsurance Co.	A+	42.0	29.6
Toa Re	Toa Reinsurance Co. of America	A+	39.6	37.8

Sub-total			3,735.6	2,587.4
Other reinsurers			1,467.9	1,051.4

Total recoverable from reinsurers			5,203.5	3,638.8
Provision for uncollectible reinsurance			(228.8)	(228.8)

Recoverable from reinsurers			4,974.7	3,410.0

(1)
Of principal reinsurer (or, if principal reinsurer is not rated, of group).

(2)
Before specific provisions for uncollectible reinsurance.

(3)
Net of outstanding balances for which security was held, but before specific provisions for uncollectible reinsurance.

The following table presents the classification of the $4,974.7 gross recoverable from reinsurers according to the financial strength rating of the responsible reinsurers at December 31, 2013. Pools and associations, shown separately, are generally government or similar insurance funds carrying limited credit risk.

    Consolidated Recoverable from Reinsurers

	Consolidated Recoverable from Reinsurers
A.M. Best rating (or S&P equivalent)	Gross recoverable from reinsurers	Outstanding balances for which security is held	Net unsecured recoverable from reinsurers
A++	263.5	52.8	210.7
A+	1,774.4	438.2	1,336.2
A	1,533.7	160.8	1,372.9
A-	386.0	195.7	190.3
B++	25.1	4.2	20.9
B+	3.0	0.1	2.9
B or lower	78.8	70.5	8.3
Not rated	965.1	568.9	396.2
Pools and associations	173.9	73.5	100.4

	5,203.5	1,564.7	3,638.8
Provision for uncollectible reinsurance	(228.8)		(228.8)

Recoverable from reinsurers	4,974.7		3,410.0

To support gross recoverable from reinsurers balances, Fairfax had the benefit of letters of credit, trust funds or offsetting balances payable totaling $1,564.7 as at December 31, 2013 as follows:

  •
  for reinsurers rated A- or better, Fairfax had security of $847.5 against outstanding reinsurance recoverable of $3,957.6;

  •
  for reinsurers rated B++ or lower, Fairfax had security of $74.8 against outstanding reinsurance recoverable of $106.9;

  •
  for unrated reinsurers, Fairfax had security of $568.9 against outstanding reinsurance recoverable of $965.1; and

  •
  for pools and associations, Fairfax had security of $73.5 against outstanding reinsurance recoverable of $173.9.

In addition to the above security arrangements, Lloyd's is also required to maintain funds in Canada and the United States that are monitored by the applicable regulatory authorities.

Substantially all of the $228.8 provision for uncollectible reinsurance related to the $428.3 of net unsecured reinsurance recoverable from reinsurers rated B++ or lower or which are unrated (excludes pools and associations).

The following tables separately break out the consolidated recoverable from reinsurers for the insurance and reinsurance operations and for the runoff operations. As shown in those tables, approximately 34.0% of the consolidated recoverable from reinsurers related to runoff operations as at December 31, 2013 (December 31, 2012 – 39.2%).

    Recoverable from Reinsurers – Insurance and Reinsurance Operating Companies and Runoff Operations

	Insurance and Reinsurance Operating Companies			Runoff Operations
A.M. Best rating (or S&P equivalent)	Gross recoverable from reinsurers	Outstanding balances for which security is held	Net unsecured recoverable from reinsurers	Gross recoverable from reinsurers	Outstanding balances for which security is held	Net unsecured recoverable from reinsurers
A++	210.5	48.1	162.4	53.0	4.7	48.3
A+	1,239.4	403.7	835.7	535.0	34.5	500.5
A	1,172.3	131.3	1,041.0	361.4	29.5	331.9
A-	334.5	170.0	164.5	51.5	25.7	25.8
B++	16.6	1.5	15.1	8.5	2.7	5.8
B+	1.4	0.1	1.3	1.6	–	1.6
B or lower	37.8	36.0	1.8	41.0	34.5	6.5
Not rated	161.8	49.7	112.1	803.3	519.2	284.1
Pools and associations	159.5	69.2	90.3	14.4	4.3	10.1

	3,333.8	909.6	2,424.2	1,869.7	655.1	1,214.6
Provision for uncollectible reinsurance	(48.4)		(48.4)	(180.4)		(180.4)

Recoverable from reinsurers	3,285.4		2,375.8	1,689.3		1,034.2

Based on the preceding analysis of the company's recoverable from reinsurers and on the credit risk analysis performed by the company's reinsurance security department as described below, Fairfax believes that its provision for uncollectible reinsurance has provided for all likely losses arising from uncollectible reinsurance at December 31, 2013.

The company's reinsurance security department, with its dedicated specialized personnel and expertise in analyzing and managing credit risk, is responsible for the following with respect to recoverable from reinsurers: evaluating the creditworthiness of all reinsurers and recommending to the group management's reinsurance committee those reinsurers which should be included on the list of approved reinsurers; on a quarterly basis, monitoring reinsurance recoverable by reinsurer and by company, in aggregate, and recommending the appropriate provision for uncollectible reinsurance; and pursuing collections from, and global commutations with, reinsurers which are either impaired or considered to be financially challenged.

The insurance and reinsurance operating companies purchase reinsurance to achieve various objectives including protection from catastrophic financial loss resulting from a single event, such as the total fire loss of a large manufacturing plant, protection against the aggregation of many smaller claims resulting from a single event, such as an earthquake or major hurricane, that may affect many policyholders simultaneously and generally to protect capital by limiting loss exposure to acceptable levels. Consolidated net earnings included the pre-tax cost of ceded reinsurance of $29.6 in 2013 compared to the pre-tax benefit of ceded reinsurance of $51.6 in 2012. The consolidated pre-tax impact of ceded reinsurance was comprised as follows: reinsurers' share of premiums earned (see tables which follow this paragraph); commissions earned on reinsurers' share of premiums earned of $243.7 (2012 – $239.5); losses on claims ceded to reinsurers of $900.6 (2012 – $1,030.3); and recovery of uncollectible reinsurance of $42.8 (2012 – provision for uncollectible reinsurance of $8.3).

Year ended December 31, 2013

	Insurance			Reinsurance	Insurance and Reinsurance
	Northbridge	U.S.	Fairfax Asia	OdysseyRe	Other	Ongoing operations	Runoff	Other	Corporate and other	Inter- company	Consolidated
Reinsurers' share of premiums earned	160.1	333.6	273.5	350.8	117.9	1,235.9	35.8	–	–	(55.0)	1,216.7
Pre-tax benefit (cost) of ceded reinsurance	(18.6)	29.9	(46.3)	41.7	(46.0)	(39.3)	(5.0)	–	–	14.7	(29.6)

Year ended December 31, 2012

	Insurance			Reinsurance	Insurance and Reinsurance
	Northbridge	U.S.	Fairfax Asia	OdysseyRe	Other	Ongoing operations	Runoff	Other	Corporate and other	Inter- company	Consolidated
Reinsurers' share of premiums earned	259.6	288.0	253.6	377.3	104.2	1,282.7	53.3	–	–	(126.1)	1,209.9
Pre-tax benefit (cost) of ceded reinsurance	(9.8)	12.8	14.6	(28.5)	(25.6)	(36.5)	126.3	–	–	(38.2)	51.6

Reinsurers' share of premiums earned increased to $1,216.7 in 2013 from $1,209.9 in 2012 primarily reflecting increases at Crum & Forster (growth in lines of business where Crum & Forster's premium retention is low relative to its other lines of business), partially offset by decreases at OdysseyRe (primarily due to the non-renewal of a significant professional liability reinsurance contract with low premium retention). Commissions earned on reinsurers' share of premiums earned increased to $243.7 in 2013 from $239.5 in 2012 with the increase commensurate with the increase in reinsurers' share of premiums earned as described above. Reinsurers' share of losses on claims decreased to $900.6 in 2013 from $1,030.3 in 2012 primarily reflecting decreases at Runoff (reflecting favourable reserve development ceded to reinsurers and a gain on commutation of a significant reinsurance recoverable) and First Capital (where the severity of fire-related losses ceded to reinsurers was significantly higher in 2012 compared to 2013), partially offset by increases at OdysseyRe (primarily related to net favourable prior year reserve development ceded to reinsurers in 2012 related to its London-based insurance operations). In 2013 the company recorded a net recovery of uncollectible reinsurance of $42.8 (principally at Runoff) compared to a net provision for uncollectible reinsurance of $8.3 in 2012.

The use of reinsurance increased cash provided by operating activities by approximately $466 in 2013 (2012 – decreased cash provided by operating activities by approximately $56) primarily as a result of an increase in collection of ceded losses ($1,421.4 in 2013 compared to $897.3 in 2012) reflecting incremental collections of ceded losses associated with recent acquisitions (RiverStone Insurance and American Safety) and the collection of proceeds following the commutation of a significant reinsurance recoverable at Runoff. Premiums paid to reinsurers and collections of ceded commissions on reinsurer' share of premiums written remained relatively stable on a year-over-year basis.

Investments

    Hamblin Watsa Investment Counsel Ltd.

Hamblin Watsa Investment Counsel Ltd. ("Hamblin Watsa") is a wholly owned subsidiary of the company that serves as the investment manager for Fairfax and all of its subsidiaries. Hamblin Watsa follows a long-term value-oriented investment philosophy with a primary emphasis on the preservation of invested capital. Hamblin Watsa looks for a margin of safety in its investments by: applying thorough proprietary analysis of investment opportunities and markets to assess the financial strength of issuers; identifying attractively priced securities selling at discounts to intrinsic value; and hedging risk where appropriate. Hamblin Watsa is opportunistic in seeking undervalued securities in the market, often investing in out-of-favour securities when sentiment is negative, and willing to keep a large portion of its investment portfolio in cash and cash equivalents when markets are perceived to be over-valued.

Hamblin Watsa generally operates as a separate investment management entity, with Fairfax's CEO and one other corporate officer being members of Hamblin Watsa's investment committee. Hamblin Watsa's investment committee is responsible for making all investment decisions, subject to relevant regulatory guidelines and constraints. The investment process is overseen by management of Hamblin Watsa. The Fairfax Board of Directors and each of the insurance and reinsurance subsidiaries are kept apprised of significant investment decisions through the financial reporting process as well as periodic presentations by Hamblin Watsa management.

    Overview of Investment Performance

Investments at their year-end carrying values (including at the holding company) in Fairfax's first year and for the past ten years are presented in the following table. Included in bonds are credit and CPI-linked derivatives and common stocks includes investments in associates and equity derivatives.

Year(1)	Cash and short term investments	Bonds	Preferred stocks	Common stocks	Real estate	Total(2)	Per share ($)
1985	6.4	14.1	1.0	2.5	–	24.0	4.80
--
2004	4,075.0	7,260.9	135.8	1,960.9	28.0	13,460.6	840.80
2005	4,385.0	8,127.4	15.8	2,324.0	17.2	14,869.4	835.11
2006	5,188.9	9,017.2	16.4	2,579.2	18.0	16,819.7	948.62
2007	3,965.7	11,669.1	19.9	3,339.5	6.5	19,000.7	1,075.50
2008	6,343.5	9,069.6	50.3	4,480.0	6.4	19,949.8	1,140.85
2009	3,658.8	11,550.7	357.6	5,697.9	8.0	21,273.0	1,064.24
2010	4,073.4	13,353.5	627.3	5,221.2	24.6	23,300.0	1,139.07
2011	6,899.1	12,074.7	608.3	4,717.4	23.0	24,322.5	1,193.70
2012	8,085.4	11,545.9	651.4	5,788.2	23.3	26,094.2	1,288.89
2013	7,988.0	10,710.3	764.8	5,375.4	23.1	24,861.6	1,172.72
(1)
IFRS basis for 2010 to 2013; Canadian GAAP basis for 2009 and prior. Under Canadian GAAP, investments were generally carried at cost or amortized cost in 2006 and prior.

(2)
Net of short sale and derivative obligations of the holding company and the subsidiary companies commencing in 2004.

The decrease in total investments per share of $116.17 from $1,288.89 at December 31, 2012 to $1,172.72 at December 31, 2013, primarily reflected an increase in Fairfax common shares effectively outstanding (21,200,002 at December 31, 2013 compared to 20,245,411 at December 31, 2012), principally as a result of the issuance of 1 million subordinate voting shares on November 15, 2013 and the decrease in portfolio investments reflecting hedging losses, unrealized mark-to-market losses primarily related to bonds (principally U.S. government and U.S. states and municipalities) and the unfavourable impact of foreign currency translation (principally the impact of strengthening of the U.S. dollar relative to the Canadian dollar), partially offset by the net appreciation of the common stock portfolio and the consolidation of the investment portfolio of American Safety. Since 1985, investments per share have compounded at a rate of 21.7% per year.

    Interest and Dividend Income

The majority of interest and dividend income is earned by the insurance, reinsurance and runoff companies. Interest and dividend income on holding company cash and investments was $19.5 in 2013 (2012 – $28.1) prior to giving effect to total return swap expense of $31.2 (2012 – $38.3). Interest and dividend income earned in Fairfax's first year and for the past ten years is presented in the following table.

		Interest and dividend income
	Average	Pre-tax			After tax
Year(1)	Investments at carrying value(2)	Amount	Yield (%)	Per share ($)	Amount	Yield (%)	Per share ($)
1986	46.3	3.4	7.34	0.70	1.8	3.89	0.38
--
2004	12,955.8	375.7	2.90	27.17	244.3	1.89	17.66
2005	14,142.5	466.1	3.30	28.34	303.0	2.14	18.42
2006	15,827.0	746.5	4.72	42.03	485.3	3.07	27.32
2007	17,898.0	761.0	4.25	42.99	494.7	2.76	27.95
2008	19,468.8	626.4	3.22	34.73	416.6	2.14	23.10
2009	20,604.2	712.7	3.46	38.94	477.5	2.32	26.09
2010	22,270.2	711.5	3.20	34.82	490.9	2.20	24.02
2011	23,787.5	705.3	2.97	34.56	505.7	2.13	24.78
2012	25,185.2	409.3	1.63	19.90	300.8	1.19	14.63
2013	25,454.7	376.9	1.48	18.51	277.0	1.09	13.60
(1)
IFRS basis for 2010 to 2013; Canadian GAAP basis for 2009 and prior. Under Canadian GAAP, investments were generally carried at cost or amortized cost in 2006 and prior.

(2)
Net of short sale and derivative obligations of the holding company and the subsidiary companies commencing in 2004.

Consolidated interest and dividend income decreased from $409.3 in 2012 to $376.9 in 2013 reflecting lower investment income earned, partially offset by lower total return swap expense. Lower investment income principally reflected sales of higher yielding government and corporate bonds during 2012 and 2013 and sales of dividend paying common stocks during 2013, the proceeds of which were reinvested into lower yielding cash and short term investments. The decrease in total return swap expense from $204.9 in 2012 to $167.9 in 2013 primarily reflected terminations of $3,254.1 notional amount of equity and equity index total return swaps commensurate with sales of equity and equity-related holdings.

The company's pre-tax interest and dividend income yield decreased from 1.63% in 2012 to 1.48% in 2013 and the company's after-tax interest and dividend yield decreased from 1.19% in 2012 to 1.09% in 2013. Prior to giving effect to the interest expense which accrued to reinsurers on funds withheld and total return return swap expense (described in the two subsequent paragraphs), interest and dividend income in 2013 of $563.5 (2012 – $634.4) produced a pre-tax gross portfolio yield of 2.21% (2012 – 2.52%). Lower yields on the company's investment portfolio in 2013 compared to 2012 principally reflected the factors which resulted in lower interest and dividend income described in the preceding paragraph.

Funds withheld payable to reinsurers shown on the consolidated balance sheets represents funds to which the company's reinsurers are entitled (principally premiums and accumulated accrued interest on aggregate stop loss reinsurance treaties) but which Fairfax retains as collateral for future obligations of those reinsurers. Claims payable under such reinsurance treaties are paid first out of the funds withheld balances. At December 31, 2013 funds withheld payable to reinsurers shown on the consolidated balance sheet of $461.2 (December 31, 2012 – $439.7) principally related to Crum & Forster of $397.4 (December 31, 2012 – $322.5) and First Capital of $75.7 (December 31, 2012 – $94.7). Interest expense which accrued to reinsurers on funds withheld totaled $18.7 in 2013 (2012 – $20.2). The company's consolidated interest and dividend income in 2013 and 2012 is shown net of these amounts.

The company's long equity total return swaps allow the company to receive the total return on a notional amount of an equity index or individual equity security (including dividends and capital gains or losses) in exchange for the payment of a floating rate of interest on the notional amount. Conversely, short equity total return swaps allow the company to pay the total return on a notional amount of an equity index or individual equity security in exchange for the receipt of a floating rate of interest on the notional amount. Throughout this MD&A, the term "total return swap expense" refers to the net dividends and interest paid or received related to the company's long and short equity and equity index total return swaps which totaled $167.9 in 2013 (2012 – $204.9). The company's consolidated interest and dividend income in 2013 and 2012 is shown net of these amounts.

The share of profit of associates of $96.7 in 2013 increased significantly compared to the share of profit of associates of $15.0 in 2012. The improvement in 2013 primarily reflected the company's share of profit of Resolute (recorded on the equity method of accounting effective from December 2012) and increased limited partnership investment income on a year-over-year basis. The share of profit of associates in 2012 included an $18.8 share of the net loss of Fibrek (principally comprised of an impairment charge recorded by Fibrek) and a $22.0 share of the net loss of Thai Re (principally comprised of net reserve strengthening related to the Thailand floods).

    Net Gains (Losses) on Investments

Net losses on investments of $1,564.0 in 2013 (2012 – net gains of $642.6) were comprised as shown in the following table:

	2013			2012
	Net realized gains (losses)	Net change in unrealized gains (losses)	Net gains (losses) on investments	Net realized gains (losses)	Net change in unrealized gains (losses)	Net gains (losses) on investments
Common stocks	684.1	257.1	941.2	133.9	563.7	697.6
Preferred stocks – convertible	–	64.7	64.7	–	(36.2)	(36.2)
Bonds – convertible	153.6	(156.2)	(2.6)	62.7	124.0	186.7
Gain on disposition of associates(1)	130.2	–	130.2	196.8	–	196.8
Other equity derivatives(2)(3)	356.3	(44.7)	311.6	76.7	(2.9)	73.8

Equity and equity-related holdings	1,324.2	120.9	1,445.1	470.1	648.6	1,118.7
Equity hedges(3)	(1,350.7)	(631.3)	(1,982.0)	6.3	(1,011.8)	(1,005.5)

Equity and equity-related holdings after equity hedges	(26.5)	(510.4)	(536.9)	476.4	(363.2)	113.2
Bonds	65.9	(994.9)	(929.0)	566.3	161.8	728.1
Preferred stocks	(1.2)	(17.8)	(19.0)	1.0	(1.3)	(0.3)
CPI-linked derivatives	–	(126.9)	(126.9)	–	(129.2)	(129.2)
Other derivatives	2.1	(9.1)	(7.0)	63.7	(60.3)	3.4
Foreign currency	(3.7)	66.1	62.4	(44.7)	(31.5)	(76.2)
Other	(7.7)	0.1	(7.6)	2.3	1.3	3.6

Net gains (losses) on investments	28.9	(1,592.9)	(1,564.0)	1,065.0	(422.4)	642.6

Net gains (losses) on bonds is comprised as follows:
Government bonds	35.9	(303.5)	(267.6)	421.3	(328.6)	92.7
U.S. states and municipalities	19.1	(656.4)	(637.3)	149.7	403.0	552.7
Corporate and other	10.9	(35.0)	(24.1)	(4.7)	87.4	82.7

	65.9	(994.9)	(929.0)	566.3	161.8	728.1

(1)
The gain on disposition of associates of $130.2 in 2013 reflected the sales of the company's investment in The Brick ($111.9), Imvescor ($6.2) and a private company ($12.1). The gain on disposition of associates of $196.8 in 2012 reflected the sale of the company's investment in Cunningham Lindsey ($167.0) and Fibrek ($29.8).

(2)
Other equity derivatives include long equity total return swaps, equity warrants and call options.

(3)
Gains and losses on equity and equity index total return swaps that are regularly renewed as part of the company's long term risk management objectives are presented within net change in unrealized gains (losses).

Equity and equity related holdings:    The company uses short equity and equity index total return swaps to economically hedge equity price risk associated with its equity and equity-related holdings. The company's economic equity hedges are structured to provide a return which is inverse to changes in the fair values of the Russell 2000 index, the S&P 500 index, the S&P/TSX 60 index, other equity indexes and certain individual equity securities. The company's equity and equity-related holdings after equity hedges produced net losses of $536.9 in 2013 compared to net gains of $113.2 in 2012. At December 31, 2013 equity hedges with a notional amount of $6,327.4 (December 31, 2012 – $7,668.5) represented 98.2% (December 31, 2012 -101.0%) of the company's equity and equity-related holdings of $6,442.6 (December 31, 2012 – $7,594.0). In 2013 the impact of basis risk was pronounced compared to prior periods as the performance of the company's equity and equity-related holdings lagged the performance of the equity hedges used to protect those holdings despite the notional amount of the company's equity hedges being closely matched to the fair value of the company's equity and equity-related holdings, primarily as a result of the increase in the Russell 2000 index (the index underlying a significant proportion of the company's short positions) being meaningfully greater than the gain in the company's equity and equity-related holdings.

Bonds:    Net losses on bonds of $929.0 in 2013 were primarily the result of the effect of higher interest rates year-over-year which produced net mark-to-market losses on U.S. treasury bonds ($309.7), U.S. state bonds ($287.6) and bonds issued by U.S. municipalities ($344.5) that were owned throughout the year. The company recorded net gains on bonds of $728.1 in 2012.

CPI-linked derivatives:    The company has purchased derivative contracts referenced to consumer price indexes ("CPI") in the geographic regions in which it operates which serve as an economic hedge against the potential adverse financial impact on the company of decreasing price levels. At December 31, 2013 these contracts have a remaining weighted average life of 7.5 years (December 31, 2012 – 7.7 years), a notional amount of $82.9 billion (December 31, 2012 – $48.4 billion) and fair value of $131.7 (December 31, 2012 – $115.8). The company's CPI-linked derivative contracts produced unrealized losses of $126.9 in 2013 compared to unrealized losses of $129.2 in 2012. Unrealized losses on CPI-linked derivative contracts typically reflect increases in the values of the CPI indexes underlying those contracts during the periods presented (those contracts are structured to benefit the company during periods of decreasing CPI index values). Refer to the analysis in note 7 (Short Sales and Derivatives) under the heading CPI-linked derivatives in the company's consolidated financial statements for the year ended December 31, 2013 for a discussion of the company's economic hedge against the potential adverse financial impact of decreasing price levels.

    Total Return on the Investment Portfolio

The following table presents the performance of the investment portfolio since Fairfax's inception in 1985. For the years 1986 to 2006, the calculation of total return on average investments included interest and dividends, net realized gains (losses) and changes in net unrealized gains (losses) as the majority of the company's investment portfolio was carried at cost or amortized cost. For the years 2007 to 2009, Canadian GAAP required the company to carry most of its investments at fair value and as a result, the calculation of total return on average investments during this period included interest and dividends, net investment gains (losses) recorded in net earnings, net unrealized gains (losses) recorded in other comprehensive income and changes in net unrealized gains (losses) on equity accounted investments. Effective January 1, 2010, the company adopted IFRS and was required to carry the majority of its investments as at FVTPL and as a result, the calculation of total return on average investments for the years 2010 to 2013 includes interest and dividends, net investment gains (losses) recorded in net earnings and changes in net unrealized gains (losses) on equity accounted investments. All of the above noted amounts are included in the calculation of total return on average investments on a pre-tax basis.

						Net gains (losses) recorded in:
								Change in unrealized gains (losses) on investments in associates	Total return on average investments
	Average investments at carrying value(2)	Interest and dividends	Net realized gains (losses)		Change in unrealized gains (losses)	Net earnings (loss)(3)	Other comprehensive income
Year(1)										(%)
1986	46.3	3.4	0.7		(0.2)	–	–	–	3.9	8.4
1987	81.2	6.2	7.1		(6.1)	–	–	–	7.2	8.9
1988	102.6	7.5	6.5		9.5	–	–	–	23.5	22.9
1989	112.4	10.0	13.4		(5.1)	–	–	–	18.3	16.3
1990	201.2	17.7	2.0		(28.5)	–	–	–	(8.8)	(4.4)
1991	292.3	22.7	(3.9)		24.0	–	–	–	42.8	14.6
1992	301.8	19.8	2.8		(8.3)	–	–	–	14.3	4.7
1993	473.1	18.1	21.6		22.2	–	–	–	61.9	13.1
1994	871.5	42.6	14.6		(30.7)	–	–	–	26.5	3.0
1995	1,163.4	65.3	52.5		32.7	–	–	–	150.5	12.9
1996	1,861.5	111.0	96.3		82.1	–	–	–	289.4	15.5
1997	3,258.6	183.8	149.3		(6.9)	–	–	–	326.2	10.0
1998	5,911.2	303.7	314.3		(78.3)	–	–	–	539.7	9.1
1999	10,020.3	532.7	63.8		(871.4)	–	–	–	(274.9)	(2.7)
2000	11,291.5	534.0	259.1		584.1	–	–	–	1,377.2	12.2
2001	10,264.3	436.9	121.0		194.0	–	–	–	751.9	7.3
2002	10,377.9	436.1	465.0		263.2	–	–	–	1,164.3	11.2
2003	11,527.5	331.9	826.1		142.4	–	–	–	1,300.4	11.3
2004	12,955.8	375.7	300.5	(4)	165.6	–	–	–	841.8	6.5
2005	14,142.4	466.1	385.7		73.0	–	–	–	924.8	6.5
2006	15,827.0	746.5	789.4	(5)	(247.8)	–	–	–	1,288.1	8.1
2007	17,898.0	761.0	–		–	1,639.5	304.5	(131.2)	2,573.8	14.4
2008	19,468.8	626.4	–		–	2,718.6	(426.7)	278.3	3,196.6	16.4
2009	20,604.2	712.7	–		–	904.3	1,076.7	(185.2)	2,508.5	12.2
2010	22,270.2	711.5	–		–	28.7	–	98.2	838.4	3.8
2011	23,787.5	705.3	–		–	737.7	–	78.5	1,521.5	6.4
2012	25,185.2	409.3	–		–	639.4	–	79.6	1,128.3	4.5
2013	25,454.7	376.9	–		–	(1,579.8)	–	(44.6)	(1,247.5)	(4.9)

Cumulative from inception8,974.8			3,887.8			5,088.4				8.9 (6)

(1)
IFRS basis for 2010 to 2013; Canadian GAAP for 2009 and prior. Under Canadian GAAP, investments were generally carried at cost or amortized cost in 2006 and prior.

(2)
Net of short sale and derivative obligations of the holding company and the subsidiary companies commencing in 2004.

(3)
Excludes a net gain in 2013 of $15.8 (2012 – net gain of $3.2; 2011 – net loss of $46.5; 2010 – net loss of $31.7; 2009 – net gain of $14.3; 2008 – net loss of $147.9; 2007 – net gain of $26.4) recognized on the company's underwriting activities related to foreign currency. Net gains on investments in 2009 also excluded $25.9 of gains recognized on transactions in the common and preferred shares of the company's consolidated subsidiaries.

(4)
Excludes the $40.1 gain on the company's 2004 secondary offering of Northbridge and the $27.0 loss in connection with the company's repurchase of outstanding debt at a premium to par.

(5)
Excludes the $69.7 gain on the company's 2006 secondary offering of OdysseyRe, the $15.7 loss on the company's repurchase of outstanding debt at a premium to par and the $8.1 dilution loss on conversions during 2006 of the OdysseyRe convertible senior debenture.

(6)
Simple average of the total return on average investments for each of the 28 years.

Investment gains have been an important component of Fairfax's financial results since 1985, having contributed an aggregate $10,034.9 (pre-tax) to total equity since inception. The contribution has fluctuated significantly from period to period: the amount of investment gains (losses) for any period has no predictive value and variations in amount from period to period have no practical analytical value. From inception in 1985 to 2013, total return on average investments has averaged 8.9%.

The company has a long term, value-oriented investment philosophy. It continues to expect fluctuations in the global financial markets for common stocks, bonds and derivative and other securities.

    Bonds

A summary of the composition of the company's fixed income portfolio as at December 31, 2013 and 2012, classified according to the higher of each security's respective S&P and Moody's issuer credit ratings, is presented in the table that follows:

	December 31, 2013			December 31, 2012
Issuer Credit Rating	Amortized cost	Carrying value	%	Amortized cost	Carrying value	%
AAA/Aaa	2,693.0	2,533.8	24.0	2,487.4	2,711.5	23.7
AA/Aa	3,994.5	4,472.8	42.4	4,201.5	5,069.6	44.4
A/A	2,135.8	2,247.8	21.3	1,893.3	2,266.0	19.8
BBB/Baa	169.9	177.4	1.7	237.9	282.7	2.5
BB/Ba	34.9	44.6	0.4	38.9	53.3	0.5
B/B	447.3	294.5	2.8	557.9	448.8	3.9
Lower than B/B and unrated	774.3	781.9	7.4	572.5	588.4	5.2

Total	10,249.7	10,552.8	100.0	9,989.4	11,420.3	100.0

The majority of the securities within the company's fixed income portfolio are rated investment grade or higher with 66.4% (December 31, 2012 – 68.1%) being rated AA or higher (primarily consisting of government obligations). Bonds rated lower than B/B and unrated comprised 5.2% of the fixed income portfolio at December 31, 2012 compared to 7.4% at December 31, 2013, with the increase primarily reflecting the purchase of certain convertible and corporate bonds. Notwithstanding the foregoing, there were no significant changes to the credit quality of the company's fixed income portfolio at December 31, 2013 compared to December 31, 2012.

Refer to note 24 (Financial Risk Management) under the heading Investments in Debt Instruments in the consolidated financial statements for the year ended December 31, 2013 for a discussion of the company's exposure to the credit of single issuers and the credit of sovereign and U.S. state and municipal governments.

The table below displays the potential impact of changes in interest rates on the company's fixed income portfolio based on parallel 200 basis point shifts up and down, in 100 basis point increments. This analysis was performed on each individual security.

	December 31, 2013
Change in Interest Rates	Fair value of fixed income portfolio	Hypothetical $ change effect on net earnings	Hypothetical % change in fair value
200 basis point increase	8,684.2	(1,275.5)	(17.7)
100 basis point increase	9,611.7	(643.2)	(8.9)
No change	10,552.8	–	–
100 basis point decrease	11,550.0	684.9	9.4
200 basis point decrease	12,721.0	1,488.5	20.5

Certain shortcomings are inherent in the method of analysis presented above. Computations of the prospective effects of hypothetical interest rate changes are based on numerous assumptions, including the maintenance of the level and composition of fixed income securities at the indicated date, and should not be relied on as indicative of future results. Actual values may differ from the projections presented should market conditions vary from assumptions used in the calculation of the fair value of individual securities; such variations include non-parallel shifts in the term structure of interest rates and a change in individual issuer credit spreads.

The company's exposure to interest rate risk is discussed further in note 24 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2013.

    Common Stocks

The company holds significant investments in equities and equity-related securities, which the company believes will significantly appreciate in value over time. At December 31, 2013 the company had aggregate equity and equity-related holdings of $6,442.6 (comprised of common stocks, convertible preferred stocks, convertible bonds, non-insurance investments in associates and equity-related derivatives) compared to aggregate equity and equity-related holdings at December 31, 2012 of $7,594.0. The market value and the liquidity of these investments are volatile and may vary dramatically either up or down in short periods, and their ultimate value will therefore only be known over the long term or on disposition.

As a result of volatility in the equity markets and international credit concerns, the company economically hedged its equity and equity-related holdings against a potential decline in equity markets by way of short positions effected through equity and equity index total return swaps as set out in the table below. The company's equity hedges are structured to provide a return which is inverse to changes in the fair values of the equity indexes and certain individual equities. There may be periods when the notional amount of the equity hedges may exceed or be deficient relative to the company's equity price risk exposure as a result of the timing of opportunities to exit and enter hedges at attractive prices, decisions by the company to hedge an amount less than the company's full equity exposure or, on a temporary basis, as a result of non-correlated performance of the equity hedges relative to the equity and equity-related holdings. The company's risk management objective is for the equity hedges to be reasonably effective in protecting that proportion of the company's equity and equity-related holdings to which the hedges relate should a significant correction in the market occur. However, due to the lack of a perfect correlation between the derivative instruments and the hedged exposures, combined with other market uncertainties, it is not possible to predict the future impact of the company's economic hedging programs related to equity risk.

	December 31, 2013				December 31, 2012
Underlying short equity and equity index total return swaps	Units	Original notional amount(1)	Weighted average index value	Index value at period end	Units	Original notional amount(1)	Weighted average index value	Index value at period end
Russell 2000	37,424,319	2,477.2	661.92	1,163.64	52,881,400	3,501.9	662.22	849.35
S&P 500	–	–	–	–	10,532,558	1,117.3	1,060.84	1,426.19
S&P/TSX 60	13,044,000	206.1	641.12	783.75	13,044,000	206.1	641.12	713.72
Other equity indexes	–	140.0	–	–	–	140.0	–	–
Individual equities	–	1,481.8	–	–	–	1,231.3	–	–
(1)
The aggregate notional amounts on the dates that the short positions were first initiated.

As a result of the significant appreciation of certain of its equity and equity-related holdings, in 2013 the company reduced its direct equity exposure through net sales of common stocks and convertible bonds for net proceeds of $1,385.9 and reduced the notional amount of its long positions in individual equities effected through total return swaps by $1,031.3. The company also closed out a portion of its Russell 2000 and all of its S&P 500 equity index total return swaps and certain short positions in individual equities, with notional amounts of $3,254.1. By undertaking the transactions described above the company reduced its direct equity exposure and rebalanced its equity hedge ratio to approximately 100% at December 31, 2013, after giving consideration to net gains recognized on its equity and equity-related holdings and net losses incurred on its equity hedging instruments.

Refer to note 24 (Financial Risk Management) under the heading Market Price Fluctuations in the company's consolidated financial statements for the year ended December 31, 2013 for a tabular analysis followed by a discussion of the company's hedges of equity price risk and the related basis risk.

The company's common stock holdings and long positions in equity total return swaps as at December 31, 2013 and 2012 are summarized by the issuer's primary industry in the table below.

	December 31, 2013	December 31, 2012
Financials and investment funds	2,841.8	2,670.3
Consumer products and other	839.9	1,288.2
Commercial and industrial	682.4	1,632.5

	4,364.1	5,591.0

The company's common stock holdings and long positions in equity total return swaps as at December 31, 2013 and 2012 are summarized by the issuer's country of domicile in the table below.

	December 31, 2013	December 31, 2012
Ireland	960.0	413.3
United States	872.9	2,820.9
Canada	678.1	1,067.4
Italy	387.4	106.1
Hong Kong	142.1	249.2
China	113.7	108.9
All other	1,209.9	825.2

	4,364.1	5,591.0

    Derivatives and Derivative Counterparties

Counterparty risk arises from the company's derivative contracts primarily in three ways: first, a counterparty may be unable to honour its obligation under a derivative contract and there may not be sufficient collateral pledged in favour of the company to support that obligation; second, collateral deposited by the company to a counterparty as a prerequisite for entering into certain derivative contracts (also known as initial margin) may be at risk should the counterparty face financial difficulty; and third, excess collateral pledged in favour of a counterparty may be at risk should the counterparty face financial difficulty (counterparties may hold excess collateral as a result of the timing of the settlement of the amount of collateral required to be pledged based on the fair value of a derivative contract).

The company endeavours to limit counterparty risk through the terms of agreements negotiated with the counterparties to its derivative contracts. Pursuant to these agreements, counterparties are contractually required to deposit eligible collateral in collateral accounts (subject to certain minimum thresholds) for the benefit of the company depending on the then current fair value of the derivative contracts, calculated on a daily basis. The company's exposure to risk associated with providing initial margin is mitigated where possible through the use of segregated third party custodian accounts whereby counterparties are permitted to take control of the collateral only in the event of default by the company.

Agreements negotiated with counterparties provide for a single net settlement of all financial instruments covered by the agreement in the event of default by the counterparty, thereby permitting obligations owed by the company to a counterparty to be offset to the extent of the aggregate amount receivable by the company from that counterparty (the "net settlement arrangements"). The following table sets out the company's exposure to credit risk related to the counterparties to its derivative contracts, assuming all such counterparties are simultaneously in default:

	December 31, 2013	December 31, 2012
Total derivative assets(1)	219.6	169.7
Impact of net settlement arrangements	(136.1)	(79.2)
Fair value of collateral deposited for the benefit of the company(2)	(47.4)	(56.5)
Excess collateral pledged by the company in favour of counterparties	123.1	38.5
Initial margin not held in segregated third party custodian accounts	60.0	93.1

Net derivative counterparty exposure after net settlement and collateral arrangements	219.2	165.6

(1)
Excludes exchange traded instruments comprised principally of equity, credit warrants and call options which are not subject to counterparty risk.

(2)
Net of $3.0 (December 31, 2012 – $3.9) of excess collateral pledged by counterparties.

The fair value of the collateral deposited for the benefit of the company at December 31, 2013, consisted of cash and government securities of $25.3 and $25.1, respectively (December 31, 2012 – $22.1 and $38.3 respectively). The company had not exercised its right to sell or repledge collateral at December 31, 2013.

    Float

Fairfax's float (a non-GAAP measure) is the sum of its loss reserves, including loss adjustment expense reserves, unearned premium reserves and other insurance contract liabilities, less insurance contract receivables, recoverable from reinsurers and deferred premium acquisition costs. The annual benefit (cost) of float is calculated by dividing the underwriting profit (loss) by the average float in that year. Float arises as an insurance or reinsurance business receives premiums in advance of the payment of claims.

The following table presents the accumulated float and the cost of generating that float for Fairfax's insurance and reinsurance operations. The average float from those operations increased by 1.5% in 2013 to $12,079.9, at no cost.

Year	Underwriting profit (loss)(1)	Average float	Benefit (cost) of float	Average long term Canada treasury bond yield
1986	2.5	21.6	11.6%	9.6%
--
2009	7.3	9,429.3	0.1%	3.9%
2010	(236.6)	10,430.5	(2.3)%	3.8%
2011	(754.4)	11,315.1	(6.7)%	3.3%
2012	6.1	11,906.0	0.1%	2.4%
2013	440.0	12,079.9	3.6%	2.8%
Weighted average since inception			(1.9)%	4.3%
Fairfax weighted average financing differential since inception: 2.4%
(1)
IFRS basis for 2011 to 2013; Canadian GAAP basis for 2010 and prior without reclassifications to conform with the IFRS presentation adopted in 2011.

The following table presents a breakdown of total year-end float for the most recent five years.

					Insurance and Reinsurance
	Insurance			Reinsurance
						Total Insurance and Reinsurance
Year	Northbridge(1)	U.S.(2)	Fairfax Asia(3)	OdysseyRe(4)	Other(5)		Runoff(6)	Total
2009	2,052.8	2,084.5	125.7	4,540.4	997.0	9,800.4	1,737.0	11,537.4
2010	2,191.9	2,949.7	144.1	4,797.6	977.3	11,060.6	2,048.9	13,109.5
2011	2,223.1	3,207.7	387.0	4,733.4	1,018.4	11,569.6	2,829.4	14,399.0
2012	2,314.1	3,509.1	470.7	4,905.9	1,042.6	12,242.4	3,636.8	15,879.2
2013	2,112.0	3,541.0	519.3	4,741.8	1,003.2	11,917.3	3,633.2	15,550.5

During 2013 the company's aggregate float decreased by $328.7 to $15,550.5.

(1)
Northbridge's float decreased by 8.7% at no cost (the decrease was 2.4% in Canadian dollars) primarily due to the effect of the strengthening of the U.S. dollar relative to the Canadian dollar.

(2)
U.S. Insurance's float increased by 0.9% (at a cost of 0.1%) due to increased loss reserves and unearned premium reserves, partially offset by increased reinsurance recoverables, reflecting adverse prior year reserve development on general liability losses ceded to reinsurers at Crum & Forster.

(3)
Fairfax Asia's float increased by 10.3% (at no cost) due to increased loss reserves and reinsurance balances payable, partially offset by decreased funds withheld payable balances.

(4)
OdysseyRe's float decreased by 3.3% (at no cost) primarily due to decreased loss reserves and reinsurance balances payable as a result of lower catastrophe loss activity in 2013 compared to 2012 and the settlement of claims during 2013, partially offset by an increase in insurance balances receivable mainly related to its U.S. crop insurance business.

(5)
Insurance and Reinsurance – Other's float decreased by 3.8% (at no cost) primarily due to decreased loss reserves at Group Re and Advent, partially offset higher loss reserves at Polish Re associated with adverse reserve development.

(6)
Runoff's float decreased by 0.1% primarily due to a decrease in unpaid claims and reinsurance balances payable, partially offset by lower reinsurance recoverables and the consolidation of the float of American Safety.

Financial Condition

    Capital Resources and Management

The company manages its capital based on the following financial measurements and ratios(1):

	2013	2012		2011		2010		2009
Holding company cash and investments (net of short sale and derivative obligations)	1,241.6	1,128.0		962.8		1,474.2		1,242.7

Long term debt – holding company borrowings	2,491.0	2,377.7		2,394.6		1,809.6		1,410.4
Long term debt – insurance and reinsurance companies	459.5	618.3		622.4		916.4		888.7
Subsidiary indebtedness – non-insurance companies	25.8	52.1		1.0		2.2		12.1
Long term debt – non-insurance companies	18.2	0.5		0.5		0.9		2.6

Total debt	2,994.5	3,048.6		3,018.5		2,729.1		2,313.8

Net debt	1,752.9	1,920.6		2,055.7		1,254.9		1,071.1

Common shareholders' equity	7,186.7	7,654.7		7,427.9		7,697.9		7,391.8
Preferred stock	1,166.4	1,166.4		934.7		934.7		227.2
Non-controlling interests	107.4	73.4		45.9		41.3		117.6

Total equity	8,460.5	8,894.5		8,408.5		8,673.9		7,736.6

Net debt/total equity	20.7%	21.6%		24.4%		14.5%		13.8%
Net debt/net total capital(2)	17.2%	17.8%		19.6%		12.6%		12.2%
Total debt/total capital(3)	26.1%	25.5%		26.4%		23.9%		23.0%
Interest coverage(4)	n/a	4.2	x	1.0	x	1.8	x	8.2	x
Interest and preferred share dividend distribution coverage(5)	n/a	3.0	x	0.7	x	1.4	x	7.5	x
(1)
IFRS basis for 2010 to 2013, and Canadian GAAP basis for 2009.

(2)
Net total capital is calculated by the company as the sum of total equity and net debt.

(3)
Total capital is calculated by the company as the sum of total equity and total debt.

(4)
Interest coverage is calculated by the company as the sum of earnings (loss) before income taxes and interest expense divided by interest expense.

(5)
Interest and preferred share dividend distribution coverage is calculated by the company as the sum of earnings (loss) before income taxes and interest expense divided by interest expense and preferred share dividend distributions adjusted to a before tax equivalent at the company's Canadian statutory income tax rate.

Holding company borrowings at December 31, 2013 increased by $113.3 to $2,491.0 from $2,377.7 at December 31, 2012, primarily due to the issuance of Cdn$250.0 principal amount of Fairfax unsecured senior notes due 2022, partially offset by the foreign currency translation effect of the strengthening of the U.S. dollar on the company's Canadian dollar denominated long term debt and the repurchase and redemption of $48.4 of the outstanding principal amount of Fairfax unsecured senior notes due 2017.

Subsidiary debt (comprised of long term debt of the insurance and reinsurance companies, subsidiary indebtedness and long term debt of the non-insurance companies) at December 31, 2013 decreased by $167.4 to $503.5 from $670.9 at December 31, 2012, primarily reflecting the repayment of $182.9 principal amount of the OdysseyRe unsecured senior notes upon maturity and decreased indebtedness of Thomas Cook India (notwithstanding the issuance of $18.3 (1 billion Indian rupees) principal amount of debentures due 2018, partially offset by the consolidation of the long term debt of American Safety ($22.2) and the subsidiary indebtedness of IKYA ($10.3).

Common shareholders' equity at December 31, 2013 decreased by $468.0 to $7,186.7 from $7,654.7 at December 31, 2012, primarily as a result of the net loss attributable to shareholders of Fairfax ($573.4), the payment of dividends on the company's common and preferred shares ($266.3) and decreased accumulated other comprehensive income (a decrease of $33.7 in 2013 primarily related to foreign currency translation), partially offset by the issuance of 1 million subordinate voting shares on November 15, 2013 for net proceeds after commissions and expenses of $399.5 (Cdn$417.1).

The changes in holding company borrowings, subsidiary debt and common shareholders' equity affected the company's leverage ratios as follows: the consolidated net debt/net total capital ratio decreased to 17.2% at December 31, 2013 from 17.8% at December 31, 2012, primarily as a result of decreases in net debt and net total capital. The decrease in net debt was due to a decrease in total debt (primarily decreased subsidiary debt, partially offset by increased holding company borrowings as described above) and an increase in holding company cash and investments (net of short sale and derivative obligations). The decrease in net total capital was due to decreased common shareholders' equity and decreased net debt. The consolidated total debt/total capital ratio increased to 26.1% at December 31, 2013 from 25.5% at December 31, 2012 primarily as a result of decreased total capital (reflecting decreased common shareholders' equity and decreased total debt, partially offset by increased non-controlling interests), partially offset by decreased total debt (primarily decreased subsidiary debt, partially offset by increased holding company borrowings as described above).

The company believes that cash and investments net of short sale and derivative obligations at December 31, 2013 of $1,241.6 (December 31, 2012 – $1,128.0) provide adequate liquidity to meet the holding company's known obligations in 2014. Refer to the third paragraph of the Liquidity section of this MD&A for a discussion of the sources of liquidity available to the holding company and the holding company's known significant commitments for 2014.

The company's operating companies continue to maintain capital above minimum regulatory levels, at adequate levels required to support their issuer credit and financial strength ratings, and above internally calculated risk management levels as discussed below. A common non-GAAP measure of capital adequacy in the property and casualty industry is the ratio of premiums to statutory surplus (or total equity). These ratios are shown for the insurance and reinsurance operating companies of Fairfax for the most recent five years in the following table:

	Net premiums written to statutory surplus (or total equity(1))
	2013	2012	2011	2010	2009
Insurance
Northbridge (Canada)	0.9	0.8	1.0	0.8	0.7
Crum & Forster (U.S.)(2)	1.1	1.0	0.9	0.6	0.5
Zenith National (U.S.)(3)	1.4	1.4	0.8	0.6	n/a
Fairfax Asia	0.4	0.5	0.5	0.4	0.4
Reinsurance – OdysseyRe	0.6	0.6	0.6	0.5	0.5
Insurance and Reinsurance – Other(4)	0.6	0.7	0.8	0.8	1.1
Canadian insurance industry	1.0	1.0	1.1	1.1	1.0
U.S. insurance industry	0.7	0.8	0.8	0.7	0.8
(1)
Total equity for Fairfax Asia, Reinsurance – OdysseyRe and Insurance and Reinsurance – Other determined on an IFRS basis for 2010 to 2013 and Canadian GAAP basis for 2009.

(2)
First Mercury was acquired February 9, 2011.

(3)
Zenith National was acquired May 20, 2010. Zenith National's net premiums written in 2010 includes the portion of that year prior to the acquisition by Fairfax.

(4)
Other includes Group Re (for all years), Advent (effective September 2008), Polish Re (effective January 2009) and Fairfax Brasil (effective March 2010).

In the U.S., the National Association of Insurance Commissioners ("NAIC") has developed a model law and risk-based capital ("RBC") formula designed to help regulators identify property and casualty insurers that may be inadequately capitalized. Under the NAIC's requirements, an insurer must maintain total capital and surplus above a calculated threshold or face varying levels of regulatory action. The threshold is based on a formula that attempts to quantify the risk of a company's insurance and reinsurance, investment and other business activities. At December 31, 2013 the U.S. insurance, reinsurance and runoff subsidiaries had capital and surplus in excess of the regulatory minimum requirement of two times the authorized control level – each subsidiary had capital and surplus of at least 3.4 times (December 31, 2012 – 3.6 times) the authorized control level, except for TIG Insurance which had 2.1 times (December 31, 2012 – 2.3 times).

In Canada, property and casualty companies are regulated by the Office of the Superintendent of Financial Institutions on the basis of a minimum supervisory target of 150% of a minimum capital test ("MCT") formula. At December 31, 2013 Northbridge's subsidiaries had a weighted average MCT ratio of 205% of the minimum statutory capital required, compared to 196% at December 31, 2012, well in excess of the 150% minimum supervisory target.

In countries other than the U.S. and Canada where the company operates (the United Kingdom, Singapore, Hong Kong, Poland, Brazil, Malaysia and other jurisdictions), the company met or exceeded the applicable regulatory capital requirements at December 31, 2013.

The issuer credit ratings and financial strength ratings of Fairfax and its insurance and reinsurance operating companies were as follows as at December 31, 2013:

Issuer Credit Ratings	A.M. Best	Standard & Poor's	Moody's	DBRS
Fairfax Financial Holdings Limited	bbb	BBB-	Baa3	BBB
Financial Strength Ratings
Crum & Forster Holdings Corp.(1)	A	A-	Baa1	–
Zenith National Insurance Corp.	A	BBB+	A3	–
Odyssey Re Holdings Corp.(1)	A	A-	A3	–
Northbridge Commercial Insurance Corp.	A	A-	–	–
Northbridge General Insurance Corp.	A	A-	A3	–
Northbridge Indemnity Insurance Corp.	A	A-	–	–
Federated Insurance Company of Canada	A	A-	–	–
Wentworth Insurance Company Ltd.	A-	–	–	–
First Capital Insurance Limited	A	–	–	–
Falcon Insurance Company (Hong Kong) Limited	–	A-	–	–
Advent Capital (Holdings) PLC(2)	A	A+	–	–
Polish Re	A-	BBB+	–	–
(1)
Financial strength ratings apply to the operating companies.

(2)
Advent's ratings are the A.M. Best and Standard & Poor's ratings assigned to Lloyd's.

There were no changes in the issuer credit ratings and financial strength ratings of Fairfax and its insurance and reinsurance operating companies at December 31, 2013 compared to December 31, 2012, except for CRC Reinsurance Limited which is no longer rated by A.M. Best.

    Book Value Per Share

Common shareholders' equity at December 31, 2013 of $7,186.7 or $339.00 per basic share (excluding the unrecorded $382.5 excess of fair value over the carrying value of investments in associates) compared to $7,654.7 or $378.10 per basic share (excluding the unrecorded $427.1 excess of fair value over the carrying value of investments in associates) at December 31, 2012, represented a decrease per basic share in 2013 of 10.3% (without adjustment for the $10.00 per common share dividend paid in the first quarter of 2013, or a decrease of 7.8% adjusted to include that dividend). During 2013 the number of basic shares increased primarily as a result of the issuance of 1 million subordinate voting shares on November 15, 2013, partially offset by the repurchase of 45,373 subordinate voting shares for treasury (for use in the company's share-based payment awards). At December 31, 2013 there were 21,200,002 common shares effectively outstanding.

The company has issued and repurchased common shares in the most recent five years as follows:

Date	Number of subordinate voting shares	Average issue/repurchase price per share	Net proceeds/ (repurchase cost)
2009 – issue of shares	2,881,844	343.29	989.3
2009 – repurchase of shares	(360,100)	341.29	(122.9)
2010 – issue of shares	563,381	354.64	199.8
2010 – repurchase of shares	(43,900)	382.69	(16.8)
2011 – repurchase of shares	(25,700)	389.11	(10.0)
2012 – repurchase of shares	–	–	–
2013 – issue of shares	1,000,000	399.49	399.5
2013 – repurchase of shares	(36)	(402.78)	–

On September 26, 2013 the company commenced the renewal of its normal course issuer bid by which it is authorized to acquire up to an additional 800,000 subordinate voting shares, being approximately 5% of the then public float of subordinate voting shares, until expiry of the bid on September 25, 2014. Decisions regarding any future repurchases will be based on market conditions, share price and other factors including opportunities to invest capital for growth. The Notice of Intention to Make a Normal Course Issuer Bid is available by contacting the Corporate Secretary of the company.

Share issuances in 2009, 2010 and 2013 were pursuant to public offerings. During 2013 the company did not repurchase for cancellation any subordinate voting shares under the terms of normal course issuer bids. During 2013 the company repurchased 36 shares (2012 – nil) for cancellation from former employees.

Fairfax's indirect ownership of its own shares through The Sixty Two Investment Company Limited results in an effective reduction of shares outstanding by 799,230, and this reduction has been reflected in the earnings per share and book value per share figures.

    Liquidity

Holding company cash and investments at December 31, 2013 totaled $1,296.7 ($1,241.6 net of $55.1 of holding company short sale and derivative obligations) compared to $1,169.2 at December 31, 2012 ($1,128.0 net of $41.2 of holding company short sale and derivative obligations).

Significant cash and investment movements at the Fairfax holding company level during 2013 included the following outflows: the payment of $266.3 of common and preferred share dividends, the repayment of $182.9 principal amount of the OdysseyRe unsecured senior notes upon maturity, the payment of $161.3 of interest on long term debt, the payment of $67.8 of net cash with respect to the reset provisions of long and short equity and equity index total return swaps (excluding the impact of collateral requirements), the repurchase and redemption of $48.4 of the outstanding principal amount of Fairfax unsecured senior notes due 2017 and intra-group repayments and capital contributions. Significant inflows during 2013 included the following: net proceeds after commissions and expenses of $399.5 (Cdn$417.1) from the issuance of 1 million subordinate voting shares on November 15, 2013, net proceeds of $259.9 (Cdn$258.1) from the issuance of Cdn$250.0 principal amount of 5.84% unsecured senior notes due 2022, the receipt of $54.5 of Cara preferred shares and equity warrants related to the sale of Prime Restaurants, the receipt of $50.0 corporate income tax refunds and the receipt of dividends from Odyssey Re ($200.0), Runoff ($30.0) and CRC Re ($90.3). The dividend received from Runoff ($30.0) was immediately reinvested into Runoff and formed part of the funding for the American Safety acquisition. The carrying value of holding company cash and investments was also affected by the following: receipt of investment management and administration fees, disbursements associated with corporate overhead expenses and costs in connection with the repurchase of subordinate voting shares for treasury. The carrying values of holding company investments vary with changes in the fair values of those securities.

The company believes that holding company cash and investments, net of holding company short sale and derivative obligations at December 31, 2013 of $1,241.6 (December 31, 2012 – $1,128.0) provide adequate liquidity to meet the holding company's known obligations in 2014. The holding company expects to continue to receive investment management and administration fees from its insurance and reinsurance subsidiaries, investment income on its holdings of cash and investments and dividends from its insurance and reinsurance subsidiaries. To further augment its liquidity, the holding company can draw upon its $300.0 unsecured revolving credit facility (for further details related to the credit facility, refer to note 15 (Subsidiary Indebtedness, Long Term Debt and Credit Facilities) to the consolidated financial statements for the year ended December 31, 2013). The holding company's known significant commitments for 2014 consist of the payment of the $215.7 dividend on common shares ($10.00 per share paid January 2014), interest and corporate overhead expenses, preferred share dividends, income tax payments and potential cash outflows related to derivative contracts (described below).

The holding company may experience cash inflows or outflows (which at times could be significant) related to its derivative contracts, including collateral requirements and cash settlements of market value movements of total return swaps which have occurred since the most recent reset date. During 2013 the holding company paid net cash of $67.8 (2012 – $220.5) in connection with long and short equity and equity index total return swap derivative contracts (excluding the impact of collateral requirements).

During 2013 subsidiary cash and short term investments (including cash and short term investments pledged for short sale and derivative obligations) increased by $185.0 primarily reflecting net proceeds received from the sales of equity and equity-related holdings and the consolidation of the cash and short term investments of American Safety, partially offset by net cash paid of $1,615.4 in 2013 in connection with the reset provisions of the company's long and short equity and equity index total return swaps. The insurance and reinsurance subsidiaries may experience cash inflows or outflows (which at times could be significant) related to their derivative contracts including collateral requirements and cash settlements of market value movements of total return swaps which have occurred since the most recent reset date. During 2013 the insurance and reinsurance subsidiaries paid net cash of $1,615.4 (2012 – $603.6) in connection with long and short equity and equity index total return swap derivative contracts (excluding the impact of collateral requirements). The insurance and reinsurance subsidiaries typically fund any such obligations from cash provided by operating activities. In addition, obligations incurred on short equity and equity index total return swaps may be funded from sales of equity-related investments, the market values of which will generally vary inversely with the market values of the short equity and equity index total return swaps.

The following table presents major components of cash flow for the years ended December 31, 2013 and 2012:

	2013	2012
Operating activities
Cash provided by (used in) operating activities before the undernoted	(188.4)	210.0
Net sales of securities classified as at FVTPL	895.7	1,105.7
Investing activities
Net sales of investments in associates	125.8	114.6
Net purchase of subsidiaries, net of cash acquired	136.3	(334.4)
Net purchases of premises and equipment and intangible assets	(48.1)	(71.5)
Financing activities
Net (repayment) issuances of subsidiary indebtedness	(31.0)	20.1
Issuance of long term debt	278.1	203.0
Repurchase of holding company and subsidiary debt and securities	(251.2)	(296.5)
Issuance of subordinate voting shares	399.5	–
Issuance of preferred shares	–	231.7
Purchase of subordinate voting shares for treasury	(25.7)	(50.6)
Issuance of subsidiary common shares to non-controlling interests	32.9	–
Common and preferred share dividends paid	(266.3)	(266.3)
Dividends paid to non-controlling interests	(6.4)	(6.7)

Increase in cash, cash equivalents and bank overdrafts during the year	1,051.2	859.1

Cash used in operating activities (excluding net sales of securities classified as at FVTPL) of $188.4 in 2013 decreased from cash provided by operating activities of $210.0 in 2012 primarily due to higher net paid losses, partially offset by lower income taxes paid and higher net premiums collected. Refer to note 28 (Supplementary Cash Flow Information) to the consolidated financial statements for the year ended December 31, 2013 for details of net sales of securities classified as at FVTPL.

Net sales of investments in associates and joint ventures of $125.8 in 2013 primarily reflected net proceeds from sales of investments in limited partnerships and The Brick, partially offset by the purchase of additional investments in MEGA Brands and Resolute. Net sales of investments in associates and joint ventures of $114.6 in 2012 primarily reflected the net proceeds from sale of Fibrek, partially offset by additional investments in Thai Re and certain limited partnerships. Net purchases of subsidiaries, net of cash acquired in 2013 primarily related to the acquisitions of American Safety, Hartville and IKYA (a 58.0% effective interest). Net purchases of subsidiaries, net of cash acquired in 2012 primarily related to the acquisitions of RiverStone Insurance, Thomas Cook India (an 87.1% interest) and Prime Restaurants (an 81.7% interest).

Net repayment (issuance) of subsidiary indebtedness in 2013 and 2012 primarily reflected advances and repayments of the subsidiary indebtedness of Ridley and Thomas Cook India in the normal course of business. Issuance of long term debt of $278.1 in 2013 reflected the issuance of Cdn$250.0 principal amount of Fairfax 5.84% unsecured senior notes due 2022 for net proceeds of $259.9 (Cdn$258.1) and the net proceeds received by Thomas Cook India following the issuance of $18.3 (1 billion Indian rupees) principal amount of its debentures due 2018. Issuance of long term debt of $203.0 (Cdn$198.6) in 2012 reflected net proceeds from the issuance of Cdn$200.0 principal amount of 5.84% unsecured senior notes due 2022. Repurchase of holding company and subsidiary debt and securities of $251.2 in 2013 primarily reflected the repayment of $182.9 principal amount of the OdysseyRe unsecured senior notes upon maturity, the repurchase and redemption of $48.4 principal amount of Fairfax unsecured senior notes due 2017 and the redemption of $13.0 principal amount of American Safety's trust preferred securities. Repurchase of holding company and subsidiary debt and securities of $296.5 in 2012 primarily reflected the repayment of the TIG Note ($200.0), the repayment on maturity of Fairfax unsecured senior notes ($86.3) and the redemption by Crum & Forster of its unsecured senior notes due 2017 ($6.4). Issuance of subordinate voting shares of $399.5 (Cdn$417.1) related to the issuance of 1 million subordinate voting shares on November 15, 2013. Issuance of preferred shares of $231.7 in 2012 reflected the receipt of proceeds from the issuance of Cdn$237.5 par value of Series K preferred shares. Issuance of subsidiary common shares to non-controlling interests of $32.9 in 2013 reflected the private placement of Thomas Cook India common shares with institutional buyers to partially fund the acquisition of IKYA. The company paid preferred share dividends of $60.8 in 2013 (2012 – $60.5). The company paid common share dividends of $205.5 in 2013 (2012 – $205.8).

    Contractual Obligations

The following table provides a payment schedule of the company's significant current and future obligations (holding company and subsidiaries) as at December 31, 2013:

	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
Provision for losses and loss adjustment expenses	4,646.7	5,557.5	3,770.4	5,238.2	19,212.8
Long term debt obligations – principal	5.4	275.3	283.4	2,415.3	2,979.4
Long term debt obligations – interest	197.0	365.1	337.7	618.5	1,518.3
Operating leases – obligations	72.9	120.2	85.9	139.7	418.7

	4,922.0	6,318.1	4,477.4	8,411.7	24,129.2

For further detail on the maturity profile of the company's financial liabilities, please see the heading Liquidity Risk in note 24 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2013.

Accounting and Disclosure Matters

    Management's Evaluation of Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including the company's CEO and CFO, the company conducted an evaluation of the effectiveness of its disclosure controls and procedures as of December 31, 2013, as required by Canadian securities legislation. Disclosure controls and procedures are designed to ensure that the information required to be disclosed by the company in the reports it files or submits under securities legislation is recorded, processed, summarized and reported on a timely basis and that such information is accumulated and reported to management, including the company's CEO and CFO, as appropriate, to allow required disclosures to be made in a timely fashion. Based on their evaluation, the CEO and CFO have concluded that as of December 31, 2013, the company's disclosure controls and procedures were effective.

    Management's Report on Internal Control Over Financial Reporting

The company's management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934 and under National Instrument 52-109). The company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The company's management assessed the effectiveness of the company's internal control over financial reporting as of December 31, 2013. In making this assessment, the company's management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in Internal Control – Integrated Framework (1992). The company's management, including the CEO and CFO, concluded that, as of December 31, 2013, the company's internal control over financial reporting was effective based on the criteria in Internal Control – Integrated Framework (1992) issued by COSO.

Pursuant to the requirements of the U.S. Securities Exchange Act, the effectiveness of the company's internal control over financial reporting as of December 31, 2013, has been audited by PricewaterhouseCoopers LLP, an independent auditor, as stated in its report which appears within this Annual Report.

    Critical Accounting Estimates and Judgments

Please refer to note 4 (Critical Accounting Estimates and Judgments) to the consolidated financial statements for the year ended December 31, 2013.

    Significant Accounting Changes

The company adopted a number of new and revised standards, along with any consequential amendments, effective January 1, 2013 as described below. Those changes were adopted in accordance with the applicable transitional provisions of each new or revised standard. Please refer to note 3 (Summary of Significant Accounting Policies) to the consolidated financial statements for the year ended December 31, 2013 for a detailed discussion of the company's accounting policies.

Amendments to IAS 1 Presentation of Financial Statements ("IAS 1")

The amendments to IAS 1 change the presentation of items in the consolidated statement of comprehensive income. The amendments require the components of other comprehensive income to be presented in two separate groups, based on whether or not the components may be recycled to the consolidated statement of earnings in the future. The company retrospectively adopted these presentation changes on January 1, 2013, which did not result in any measurement adjustments to other comprehensive income or comprehensive income.

Amendments to IAS 19 Employee Benefits ("IAS 19")

The amendments to IAS 19 require changes to the recognition and measurement of defined benefit pension and post retirement benefit expense and to the disclosures for all employee benefits. The net defined benefit liability (asset) is required to be recognized on the consolidated balance sheet without any deferral of actuarial gains and losses and past service costs as previously permitted. Expected returns on plan assets are no longer included in the determination of defined benefit expense. Instead, defined benefit expense includes the net interest on the net defined benefit liability (asset) calculated using a discount rate based on market yields on high quality bonds. Remeasurements consisting of actuarial gains and losses, the actual return on plan assets (excluding the net interest component) and any change in asset limitation amounts are recognized in other comprehensive income.

The company adopted the amendments to IAS 19 retrospectively which had no impact on total equity as at January 1, 2012 and December 31, 2012, nor was there any impact on net cash flows for the year ended December 31, 2012. The adjustment to each financial statement line affected is presented in note 3 (Summary of Significant Accounting Policies) to the consolidated financial statements for the year ended December 31, 2013.

IFRS 13 Fair Value Measurement ("IFRS 13")

IFRS 13 provides a single comprehensive framework for measuring fair value. IFRS 13 applies to IFRS that require or permit fair value measurement, but does not address when to measure fair value or require additional use of fair value. The measurement of the fair value of an asset or liability is based on assumptions that market participants would use when pricing the asset or liability under current market conditions, including assumptions about risk. The new standard requires disclosures similar to those in IFRS 7 Financial Instruments: Disclosures ("IFRS 7"), but applies to substantially all assets and liabilities measured at fair value, whereas IFRS 7 applies only to financial assets and liabilities measured at fair value. The company adopted IFRS 13 prospectively on January 1, 2013. The adoption of IFRS 13 did not require any adjustments to the valuation techniques used by the company to measure fair value and did not result in any measurement adjustments as at January 1, 2013. However, certain disclosures related to the fair value of assets and liabilities not measured at fair value on the consolidated balance sheet were expanded.

IFRS 10 Consolidated Financial Statements ("IFRS 10")

IFRS 10 introduces a single consolidation model that uses the same criteria to determine control for entities of all types, irrespective of whether the investee is controlled by voting rights or other contractual arrangements. Under IFRS 10, an investee is consolidated only if the investor possesses power over the investee, has exposure to variable returns from its involvement with the investee and has the ability to use its power over the investee to affect its returns. The principle that a consolidated entity presents a parent and its subsidiaries as a single entity remains unchanged, as do the mechanics of consolidation. IFRS 10 supersedes the guidance in IAS 27 Consolidated and Separate Financial Statements and SIC-12 Consolidation – Special Purpose Entities. The company assessed its subsidiaries and investees on January 1, 2013 and determined that the adoption of IFRS 10 did not result in any changes within its consolidated financial reporting.

IFRS 11 Joint Arrangements ("IFRS 11")

IFRS 11 establishes principles for financial reporting by parties to a joint arrangement, and only differentiates between joint operations and joint ventures. The option to apply proportionate consolidation when accounting for joint ventures has been removed and equity accounting is now applied in accordance with IAS 28 Investments in Associates and Joint Ventures. IFRS 11 supersedes existing guidance under IAS 31 Interests in Joint Ventures and SIC-13 Jointly Controlled Entities – Non Monetary Contributions by Venturers. The company assessed its investments in associates and joint arrangements on January 1, 2013 and determined that the adoption of IFRS 11 did not result in any measurement changes within its consolidated financial reporting.

IAS 28 Investments in Associates and Joint Ventures ("IAS 28")

IAS 28 has been amended to be consistent with the changes to accounting for joint arrangements in IFRS 11. The amended standard prescribes the accounting for investments in associates and provides guidance on the application of the equity method when accounting for investments in associates and joint ventures. Retrospective adoption of the amended standard on January 1, 2013 did not result in any measurement changes within the company's consolidated financial reporting.

IFRS 12 Disclosure of Interests in Other Entities ("IFRS 12")

IFRS 12 sets out the disclosure requirements under IFRS 10, IFRS 11 and IAS 28. The enhanced disclosures in IFRS 12 are intended to help financial statement readers evaluate the nature, risks and financial effects of an entity's interests in subsidiaries, associates, joint arrangements and unconsolidated structured entities. Adoption of IFRS 12 resulted in more extensive disclosures within the consolidated financial statements.

    Future Accounting Changes

Many IFRS are currently undergoing modification or are yet to be issued for the first time. Future standards expected to have an impact on the company's consolidated financial reporting are discussed below. New standards and amendments that have been issued but are not yet effective are described in note 3 (Summary of Significant Accounting Policies) to the consolidated financial statements for the year ended December 31, 2013.

Financial Instruments

The International Accounting Standards Board ("IASB") is undertaking a limited review of IFRS 9 Financial Instruments ("IFRS 9") to address certain application issues, to consider the interaction of IFRS 9 with the proposed insurance contracts standard (discussed below) and to seek to reduce differences with the proposed financial instruments model of the U.S. Financial Accounting Standards Board ("FASB").

The Exposure Draft – Classification and Measurement: Limited Amendments to IFRS 9 was published in the fourth quarter of 2012, with the most significant proposal being the introduction of a mandatory third measurement category for simple debt instruments. Under current IFRS 9, simple debt instruments are measured at amortized cost if held within a business model that focuses on collecting the contractual cash flows; otherwise simple debt instruments are measured at fair value through profit and loss ("FVTPL"). The new measurement category would require simple debt instruments to be measured at fair value through other comprehensive income ("FVTOCI") if held within a business model to both collect contractual cash flows and for sale. The FVTOCI category provides the same measurement outcome as the existing available for sale category under IAS 39 Financial Instruments: Recognition and Measurement ("IAS 39") when applied to debt instruments, with the important exception that impairment would be measured under the forthcoming expected loss model in IFRS 9 rather than the incurred loss model in IAS 39.

The company's business model of managing its investments in debt instruments to both collect contractual cash flows and for sale currently requires its entire portfolio of debt instruments to be measured at FVTPL. Under the proposed amendments to IFRS 9, a significant portion of the company's portfolio of debt instruments may have to be measured at FVTOCI.

The final modifications are expected to be published by the IASB in 2014 with an effective date of January 1, 2018.

Insurance contracts

The Exposure Draft – Insurance Contracts was issued by the IASB on July 30, 2010 and a revised exposure draft was published in June of 2013. The proposed standard is comprehensive in scope and addresses recognition, measurement, presentation and disclosure for insurance contracts. The measurement approach is based on the following building blocks: (i) a current, unbiased and probability-weighted average of future cash flows expected to arise as the insurer fulfills the contract; (ii) the effect of time value of money; (iii) an explicit risk adjustment; and (iv) a contractual service margin calibrated to ensure that no profit is recognized on inception of the contract. Estimates are required to be re-measured each reporting period. In addition, a simplified measurement approach is permitted for short-duration contracts in which the coverage period is approximately one year or less. The publication date of the final standard is yet to be determined, with an effective date expected to be no earlier than January 1, 2018. Retrospective application will be required with some practical expedients available on adoption. The company has commenced evaluating the impact of the exposure draft on its financial reporting, and potentially, its business activities. The building block approach and the need for current estimates could add significant operational complexity compared to existing practice. The use of different measurement models depending on whether an insurance contract is considered short-duration or long-duration under the exposure draft presents certain implementation challenges and the proposed presentation requirements significantly alter the disclosure of profit and loss from insurance contracts in the consolidated financial statements.

Leases

The IASB together with the FASB is developing a new accounting standard for leases, impacting both lessees and lessors. On August 17, 2010 the IASB issued an Exposure Draft – Leases that proposes to largely eliminate the distinction between operating and capital leases. A revised Exposure Draft was published in May of 2013. Under the proposed standard lessees would be required to recognize a right-of-use asset and a liability for its obligation to make lease payments while lessors would derecognize the underlying asset and replace it with a lease receivable and residual asset. The publication date of the final standard is yet to be determined. However, the proposed standard is expected to apply to all leases in force at the effective date. The company has commenced a preliminary assessment of the impact of this proposed standard on its lease commitments.

Risk Management

    Overview

The primary goals of the company's financial risk management are to ensure that the outcomes of activities involving elements of risk are consistent with the company's objectives and risk tolerance, while maintaining an appropriate balance between risk and reward and protecting the company's consolidated balance sheet from events that have the potential to materially impair its financial strength. The company's exposure to potential loss from its insurance and reinsurance operations and investment activities primarily relates to underwriting risk, credit risk, liquidity risk and various market risks. Balancing risk and reward is achieved through identifying risk appropriately, aligning risk tolerances with business strategy, diversifying risk, pricing appropriately for risk, mitigating risk through preventive controls and transferring risk to third parties.

Financial risk management objectives are achieved through a two tiered system, with detailed risk management processes and procedures at the company's primary operating subsidiaries and its investment management subsidiary combined with the analysis of the company-wide aggregation and accumulation of risks at the holding company level. In addition, although the company and its operating subsidiaries have designated Chief Risk Officers, the company regards each Chief Executive Officer as the chief risk officer of his or her company: each Chief Executive Officer is the individual ultimately responsible for risk management for his or her company and its subsidiaries.

The company's designated Chief Risk Officer reports on risk considerations to Fairfax's Executive Committee and provides a quarterly report to the Board of Directors on the key risk exposures. Management of Fairfax in consultation with the designated Chief Risk Officer approves certain policies for overall risk management, as well as policies addressing specific areas such as investments, underwriting, catastrophe risk and reinsurance. The Investment Committee approves policies for the management of market risk (including currency risk, interest rate risk and other price risk) and the use of derivative and non-derivative financial instruments, and monitors to ensure compliance with relevant regulatory guidelines and requirements. A discussion of the risks of the business (the risk factors and the management of those risks) is an agenda item for every regularly scheduled meeting of the Board of Directors.

    Issues and Risks

The following issues and risks, among others, should be considered in evaluating the outlook of the company. For further detail about the issues and risks relating to the company, please see Risk Factors in Fairfax's most recent Short Form Base Shelf Prospectus and Supplements filed with the securities regulatory authorities in Canada, which are available on SEDAR at www.sedar.com.

Claims Reserves

Reserves are maintained to cover the estimated ultimate unpaid liability for losses and loss adjustment expenses with respect to reported and unreported claims incurred as of the end of each accounting period. The company's success is dependent upon its ability to accurately assess the risks being insured or reinsured. Failure to accurately assess the risks assumed may lead to the setting of inappropriate premium rates and establishing reserves that are inadequate to cover losses. This could adversely affect the company's net earnings and financial condition.

Reserves do not represent an exact calculation of liability, but instead represent estimates at a given point in time involving actuarial and statistical projections of the company's expectations of the ultimate settlement and administration costs of claims incurred. Establishing an appropriate level of claims reserves is an inherently uncertain process. Both proprietary and commercially available actuarial models, as well as historical insurance industry loss development patterns, are utilized in the establishment of appropriate claims reserves. The company's management of pricing risk is discussed in note 24 (Financial Risk Management), and management of claims reserves is discussed in note 4 (Critical Accounting Estimates and Judgments) and note 8 (Insurance Contract Liabilities), to the consolidated financial statements for the year ended December 31, 2013.

Catastrophe Exposure

The company's insurance and reinsurance operations are exposed to claims arising out of catastrophes. Catastrophes can be caused by various events, including natural events such as hurricanes, windstorms, earthquakes, hailstorms, severe winter weather and fires, and unnatural events such as terrorist attacks and riots. The incidence and severity of catastrophes are inherently unpredictable and can cause losses in a variety of property and casualty lines. The extent of losses from a catastrophe is a function of both the total amount of insured exposure in the area affected by the event and the severity of the event. It is possible that a catastrophic event or multiple catastrophic events could have a material adverse effect upon the company's net earnings and financial condition. The company's management of catastrophe risk is discussed in note 24 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2013.

Cyclical Nature of the Property & Casualty Business

The financial performance of the insurance and reinsurance industries has historically tended to fluctuate due to competition, frequency of occurrence or severity of catastrophic events, levels of capacity, general economic conditions and other factors. Demand for insurance and reinsurance is influenced significantly by underwriting results of primary insurers and prevailing general economic conditions. Factors such as changes in the level of employment, wages, consumer spending, business investment and government spending, the volatility and strength of the global capital markets and inflation or deflation all affect the business and economic environment and, ultimately, the demand for insurance and reinsurance products, and therefore may affect the company's net earnings, financial position and cash flows.

The property and casualty insurance business historically has been characterized by periods of intense price competition due to excess underwriting capacity, as well as periods when shortages of underwriting capacity have permitted attractive premium levels. The company expects to continue to experience the effects of this cyclicality, which, during down periods, could harm its financial position, profitability or cash flows.

In the reinsurance industry, the supply of reinsurance is related to prevailing prices and levels of surplus capacity that, in turn, may fluctuate as a result of changes in reinsurers' profitability. It is possible that premium rates or other terms and conditions of trade could vary in the future, that the present level of demand will not continue because the larger insurers created by industry consolidation may require less reinsurance or that the present level of supply of reinsurance could increase as a result of capital provided by recent or future market entrants or by existing reinsurers. If any of these events transpire, the company's results of operations in its reinsurance business could be adversely affected.

The company actively manages its operations to withstand the cyclical nature of the property and casualty business by maintaining sound liquidity and strong capital management as discussed in note 24 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2013.

Investment Portfolio

Investment returns are an important part of the company's overall profitability. The company's investment portfolio includes bonds and other debt instruments, common stocks, preferred stocks, equity-related securities and derivative instruments. Accordingly, fluctuations in the fixed income or equity markets could impair profitability, financial condition or cash flows. Investment income is derived from interest and dividends, together with net gains on investments. The portion derived from net gains on investments generally fluctuates from year to year and is typically a less predictable source of investment income than interest and dividends, particularly in the short term. The return on the portfolio and the risks associated with the investments are affected by the asset mix, which can change materially depending on market conditions.

The ability of the company to achieve its investment objectives is affected by general economic conditions that are beyond its control. General economic conditions can adversely affect the markets for interest-rate-sensitive securities, including the extent and timing of investor participation in such markets, the level and volatility of interest rates and, consequently, the value of fixed income securities. Interest rates are highly sensitive to many factors, including governmental monetary policies, domestic and international economic and political conditions and other factors beyond the company's control. General economic conditions, stock market conditions and many other factors can also adversely affect the equity markets and, consequently, the value of the equity securities owned. The company's management of credit risk, liquidity risk, market risk and interest rate risk is discussed in note 24 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2013.

Derivative Instruments

The company may hold significant investments in derivative instruments, primarily for general protection against declines in the fair value of the company's financial assets. Derivative instruments may be used to manage or reduce risks or as a cost-effective way to synthetically replicate the investment characteristics of an otherwise permitted investment. The market value and liquidity of these investments are extremely volatile and may vary dramatically up or down in short periods, and their ultimate value will therefore only be known upon their disposition.

Use of derivative instruments is governed by the company's investment policies and exposes the company to a number of risks, including credit risk, interest rate risk, liquidity risk, inflation risk, market risk and counterparty risk. The company endeavors to limit counterparty risk through the terms of agreements negotiated with counterparties. Pursuant to these agreements, both parties are required to deposit eligible collateral in collateral accounts for either the benefit of the company or the counterparty depending on the then current fair value or change in the fair value of the derivative contract.

The company may not be able to realize its investment objectives with respect to derivative instruments, which could reduce net earnings significantly and adversely affect the company's business, financial position or results of operations. The company's use of derivatives is discussed in note 7 (Short Sales and Derivatives) and management of credit risk, liquidity risk, market risk and interest rate risk is discussed in note 24 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2013.

Economic Hedging Strategies

The company may use derivative instruments to manage or reduce its exposure to credit risk and various market risks, including interest rate risk, equity market risk, inflation/deflation risk and foreign currency risk. Hedging strategies may be implemented by the company to hedge risks associated with a specific financial instrument, asset or liability or at a macro level to hedge systemic financial risk and the impact of potential future economic crisis and credit related problems on its operations and the value of its financial assets. Credit default swaps, total return swaps and consumer price index-linked derivative instruments have typically been used to hedge macro level risks. The company's use of derivatives is discussed in note 7 (Short Sales and Derivatives) to the consolidated financial statements for the year ended December 31, 2013.

The company's derivative instruments may expose it to basis risk, counterparty risk, credit risk and liquidity risk, notwithstanding that the company's principal use of derivative instruments is to hedge exposures to various risks. Basis risk is the risk that the fair value or cash flows of derivative instruments designated as economic hedges will not experience changes in exactly the opposite directions from those of the underlying hedged exposure. This imperfect correlation between the derivative instrument and underlying hedged exposure creates the potential for excess gains or losses in a hedging strategy which may adversely impact the net effectiveness of the hedge and may diminish the financial viability of maintaining the hedging strategy and therefore adversely impact the company's financial condition and results of operations.

The company regularly monitors the effectiveness of its hedging program on a prospective and retrospective basis and based on its historical observation, the company believes that its hedges will be reasonably effective in the medium to long term and especially in the event of a significant market correction. The management of basis risk is also discussed in note 24 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2013.

Latent Claims

The company has established loss reserves for asbestos, environmental and other latent claims that represent its best estimate of ultimate claims and claims adjustment expenses based upon known facts and current law. As a result of significant issues surrounding liabilities of insurers, risks inherent in major litigation and diverging legal interpretations and judgments in different jurisdictions, actual liability for these types of claims could exceed the loss reserves set by the company by an amount that could be material to its operating results and financial condition in future periods.

As a result of tort reform, both legislative and judicial, there has been a decrease in mass asbestos plaintiff screening efforts over the past few years and a decline in the number of unimpaired plaintiffs filing claims. The majority of claims now being filed and litigated continues to relate to mesothelioma, lung cancer or impaired asbestosis cases. This reduction in new filings has focused the litigants on the more seriously injured plaintiffs. While initially there was a concern that such a focus would exponentially increase the settlement value of asbestos cases involving malignancies, this has not been the case. Expense has increased somewhat as a result of this trend, however, primarily due to the fact that the malignancy cases are often more heavily litigated than the non-malignancy cases.

Similarly, as a result of various regulatory efforts aimed at environmental remediation, the company, and its peers in the insurance industry, continue to be involved in litigation involving policy coverage and liability issues with respect to environmental claims. In addition to regulatory pressures, the results of court decisions affecting the industry's coverage positions continue to be inconsistent and have expanded coverage beyond its original intent. Accordingly, the ultimate responsibility and liability for environmental remediation costs remains uncertain. In addition to asbestos and environmental pollution, the company faces exposure to other types of mass tort or health hazard claims, including claims related to exposure to potentially harmful products or substances, such as breast implants, pharmaceutical products, chemical products, lead-based pigments, noise-induced hearing loss, tobacco, mold, welding fumes, methyl tertiary butyl ether, a fuel component in engine gasoline, and claims involving Chinese drywall in the United States.

The company's management of reserving risk is discussed in note 24 (Financial Risk Management) and in note 8 (Insurance Contract Liabilities) to the consolidated financial statements for the year ended December 31, 2013 and in the Asbestos and Pollution section of this MD&A.

Recoverable from Reinsurers and Insureds

Most insurance and reinsurance companies reduce their exposure to any individual claim by reinsuring amounts in excess of their maximum desired retention. Reinsurance is an arrangement in which an insurance company, called the ceding company, transfers insurance risk to another insurer, called the reinsurer, which accepts the risk in return for a premium payment. This third party reinsurance does not relieve the company of its primary obligation to the insured. Recoverable from reinsurers balances may become an issue mainly due to reinsurer solvency and credit concerns, due to the potentially long time period over which claims may be paid and the resulting recoveries are received from the reinsurers, or due to policy disputes. If reinsurers are unwilling or unable to pay amounts due under reinsurance contracts, the company will incur unexpected losses and its cash flow will be adversely affected. The credit risk associated with the company's reinsurance recoverable balances is addressed in note 24 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2013 and in the Recoverable from Reinsurers section of this MD&A.

The company's insurance and reinsurance companies write certain insurance policies, such as large deductible policies (policies where the insured retains a specific amount of any potential loss), in which the insured must reimburse the company's insurance and reinsurance companies for certain losses. Accordingly, the company's insurance and reinsurance companies bear credit risk on these policies as there is no assurance that the insureds will provide reimbursement on a timely basis or at all.

Acquisitions and Divestitures

The company may periodically and opportunistically acquire other insurance and reinsurance companies or execute other strategic initiatives developed by management. Although the company undertakes thorough due diligence prior to the completion of an acquisition, it is possible that unanticipated factors could arise and there is no assurance that the anticipated financial or strategic objectives following an integration effort or the implementation of a strategic initiative will be achieved which could adversely affect the company's net earnings and financial condition.

The strategies and performance of operating companies, and the alignment of those strategies throughout the organization, are regularly assessed and discussed through various processes involving senior management and the company's Board of Directors.

Ratings

Financial strength and credit ratings by the major North American rating agencies are important factors in establishing competitive position for insurance and reinsurance companies. Financial strength ratings measure a company's ability to meet its obligations to contract holders. A downgrade in these ratings could lead to a significant reduction in the number of insurance policies the company's insurance subsidiaries write and could cause early termination of contracts written by the company's reinsurance subsidiaries or a requirement for them to post collateral at the direction of their counterparts. In addition, a downgrade of the company's credit rating may affect the cost and availability of unsecured financing. Ratings are subject to periodic review at the discretion of each respective rating agency and may be revised downward or revoked at their sole discretion. Rating agencies may also increase their scrutiny of rated companies, revise their rating standards or take other action. The company has dedicated personnel that manage the company's relationships with its various rating agencies.

Competition

The property and casualty insurance industry and the reinsurance industry are both highly competitive, and will likely remain highly competitive in the foreseeable future. Competition in these industries is based on many factors, including premiums charged and other terms and conditions offered, products and services provided, commission structure, financial ratings assigned by independent rating agencies, speed of claims payment, reputation, selling effort, perceived financial strength and the experience of the insurer or reinsurer in the line of insurance or reinsurance to be written. The company competes with a large number of Canadian, U.S. and foreign insurers and reinsurers, as well as certain underwriting syndicates, some of which have greater financial, marketing and management resources than the company. In addition, some financial institutions, such as banks, are now able to offer services similar to those offered by the company's reinsurance subsidiaries while in recent years, capital market participants have also created alternative products that are intended to compete with reinsurance products.

Consolidation within the insurance industry could result in insurance and reinsurance market participants using their market power to implement price reductions. If competitive pressures compel the company to reduce its prices, the company's operating margins could decrease. As the insurance industry consolidates, competition for customers could become more intense and the importance of acquiring and properly servicing each customer could become greater, causing the company to incur greater expenses relating to customer acquisition and retention and further reducing operating margins. The company's management of pricing risk is discussed in note 24 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2013.

Emerging Claim and Coverage Issues

The provision for claims is an estimate and may be found to be deficient, perhaps very significantly, in the future as a result of unanticipated frequency or severity of claims or for a variety of other reasons including unpredictable jury verdicts, expansion of insurance coverage to include exposures not contemplated at the time of policy issue (as was the case with asbestos and pollution exposures) and extreme weather events. Unanticipated developments in the law as well as changes in social and environmental conditions could result in unexpected claims for coverage under insurance and reinsurance contracts. With respect to casualty businesses, these legal, social and environmental changes may not become apparent until some time after their occurrence.

The full effects of these and other unforeseen emerging claim and coverage issues are extremely hard to predict. As a result, the full extent of the company's liability under its coverages, and in particular its casualty insurance policies and reinsurance contracts, may not be known for many years after a policy or contract is issued. The company's exposure to this uncertainty is greatest in its "long-tail" casualty businesses, because in these lines of business claims can typically be made for many years, making them more susceptible to these trends than in the property insurance business, which is more typically "short-tail".

The company seeks to limit its loss exposure by employing a variety of policy limits and other terms and conditions and through prudent underwriting of each program written. Loss exposure is also limited by geographic diversification. The company's management of reserving risk is discussed in note 24 (Financial Risk Management) and in note 8 (Insurance Contract Liabilities) to the consolidated financial statements for the year ended December 31, 2013 and in the Asbestos and Pollution section of this MD&A.

Cost of Reinsurance and Adequate Protection

The availability of reinsurance and the rates charged by reinsurers are subject to prevailing market conditions, both in terms of price and available capacity, which can affect the company's business volume and profitability. Many reinsurance companies have begun to exclude certain coverages from, or alter terms in, the policies they offer. Reinsurers are also imposing terms, such as lower per occurrence and aggregate limits, on primary insurers that are inconsistent with corresponding terms in the policies written by these primary insurers. In the future, alleviation of risk through reinsurance arrangements may become increasingly difficult.

The rates charged by reinsurers and the availability of reinsurance to the company's subsidiaries will generally reflect the recent loss experience of the company and of the industry in general. For example, the significant hurricane losses in 2004 and 2005 caused the prices for catastrophe reinsurance protection in Florida to increase significantly in 2006. In 2011 the insurance industry experienced the second highest number of insured losses in history, primarily due to numerous catastrophes. The significant catastrophe losses incurred by reinsurers worldwide resulted in higher costs for reinsurance protection in 2012. Currently there exists excess capital within the reinsurance market due to favourable operating results of reinsurers and alternative forms of reinsurance capacity entering the market. As a result, the market has become very competitive with pricing remaining flat and in some cases decreasing. Each of the company's subsidiaries continues to evaluate the relative costs and benefits of accepting more risk on a net basis, reducing exposure on a direct basis, and paying additional premiums for reinsurance.

Holding Company Liquidity

Fairfax is a financial services holding company that conducts substantially all of its business through its subsidiaries and receives substantially all of its earnings from them. The holding company controls the operating insurance and reinsurance companies, each of which must comply with applicable insurance regulations of the jurisdictions in which it operates. Each operating company must maintain reserves for losses and loss adjustment expenses to cover the risks it has underwritten.

Although substantially all of the holding company's operations are conducted through its subsidiaries, none of its subsidiaries are obligated to make funds available to the holding company for payment of its outstanding debt. Accordingly, the holding company's ability to meet financial obligations, including the ability to make payments on outstanding debt, is dependent on the distribution of earnings from its subsidiaries. The ability of subsidiaries to pay dividends in the future will depend on their statutory surplus, on earnings and on regulatory restrictions. Dividends, distributions or returns of capital to the holding company are subject to restrictions set forth in the insurance laws and regulations of Canada, the United States, the United Kingdom, Poland, Hong Kong, Singapore, Malaysia and Brazil and is affected by the subsidiaries' credit agreements, indentures, rating agencies, the discretion of insurance regulatory authorities and capital support agreements with subsidiaries. The holding company strives to be soundly financed and maintains high levels of liquid assets as discussed in note 24 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2013 and in the Liquidity section of this MD&A.

Access to Capital

The company's future capital requirements depend on many factors, including its ability to successfully write new business and to establish premium rates and reserves at levels sufficient to cover losses. To the extent that the funds generated by the company's business are insufficient to fund future operations, additional funds may need to be raised through equity or debt financings. If the company requires additional capital or liquidity but cannot obtain it on reasonable terms or at all, its business, operating results and financial condition would be materially adversely affected.

The company's ability and/or the ability of its subsidiaries to obtain additional financing for working capital, capital expenditures or acquisitions in the future may also be limited under the terms of its credit facility discussed in note 15 (Subsidiary Indebtedness, Long Term Debt and Credit Facilities) to the consolidated financial statements for the year ended December 31, 2013. The credit facility contains various covenants that may restrict, among other things, the company's ability or the ability of its subsidiaries to incur additional indebtedness, to create liens or other encumbrances and to sell or otherwise dispose of assets and merge or consolidate with another entity. This risk is mitigated by maintaining high levels of liquid assets at the holding company. The company's management of liquidity risk is discussed further in note 24 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2013 and in the Liquidity section of this MD&A.

Key Employees

The company is substantially dependent on a small number of key employees, including its Chairman and significant shareholder, Mr. Prem Watsa, and the senior management of the company and its operating subsidiaries. The industry experience and reputations of these individuals are important factors in the company's ability to attract new business. The company's success has been, and will continue to be, dependent on its ability to retain the services of existing key employees and to attract and retain additional qualified personnel in the future. At the operating subsidiaries, employment agreements have been entered into with key employees. The company does not currently maintain key employee insurance with respect to any of its employees.

Regulatory, Political and other Influences

The insurance and reinsurance industries are highly regulated and are subject to changing political, economic and regulatory influences. These factors affect the practices and operation of insurance and reinsurance organizations. Federal, state and provincial governments in the United States and Canada, as well as governments in foreign jurisdictions in which the company operates, have periodically considered programs to reform or amend the insurance systems at both the federal and local levels. For example, regulatory capital guidelines may change for the company's European operations due to Solvency II; the Dodd-Frank Act creates a new framework for regulation of over-the-counter derivatives in the United States which could increase the cost of the company's use of derivatives for investment and hedging purposes; the activities of the International Association of Insurance Supervisors is expected to lead to additional regulatory oversight of the company as a financial services holding company; and the Canadian and U.S. insurance regulators' Own Risk and Solvency Assessment ("ORSA") initiatives will require the company's North American operations to perform self-assessments of the capital available to support their business risks. Such changes could adversely affect the financial results of the company's subsidiaries, including their ability to pay dividends, cause unplanned modifications of products or services, or result in delays or cancellations of sales of products and services. As industry practices and legal, judicial, social and other environmental conditions change, unexpected and unintended issues related to claims and coverage may emerge. The company's management of the risks associated with the management of its capital within the various regulatory regimes in which it operates (Capital Management) is discussed in note 24 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2013 and in the Capital Resources and Management section of this MD&A.

Information Requests or Proceedings by Government Authorities

Each of the company's insurance and reinsurance companies is subject to insurance legislation in the jurisdiction in which it operates. From time to time, the insurance industry has been subject to investigations, litigation and regulatory activity by various insurance, governmental and enforcement authorities, concerning certain practices within the industry. The existence of information requests or proceedings by government authorities could have various adverse effects. The company's internal and external legal counsels coordinate with operating companies in responding to information requests and government proceedings.

Regional or Geographical Limitations and Risks

The company's international operations are regulated in various jurisdictions with respect to licensing requirements, currency, amount and type of security deposits, amount and type of reserves, amount and type of local investment and other matters. International operations and assets held abroad may be adversely affected by political and other developments in foreign countries, including possibilities of tax changes, nationalization and changes in regulatory policy, as well as by consequences of hostilities and unrest. The risks of such occurrences and their overall effect upon the company vary from country to country and cannot easily be predicted.

The company regularly monitors for political and other changes in each country where it operates. The decentralized nature of the company's operations permits quick adaptation to, or mitigation of, evolving regional risks. Furthermore, the company's international operations are widespread and therefore not dependent on the economic stability of any one particular region.

Lawsuits

The company may, from time to time, become party to a variety of legal claims and regulatory proceedings. The existence of such claims against the company or its affiliates, directors or officers could have various adverse effects, including the incurrence of significant legal expenses defending claims, even those without merit.

Operating companies manage day-to-day regulatory and legal risk primarily by implementing appropriate policies, procedures and controls. Internal and external legal counsels also work closely with the operating companies to identify and mitigate areas of potential regulatory and legal risk.

Significant Shareholder

The company's Chairman and Chief Executive Officer, Mr. Prem Watsa, owns, directly or indirectly, or exercises control or direction over shares representing 44.0% of the voting power of the company's outstanding shares. Mr. Watsa has the ability to substantially influence certain actions requiring shareholder approval, including approving a business combination or consolidation, liquidation or sale of assets, electing members of the Board of Directors and adopting amendments to articles of incorporation and by-laws.

Foreign Exchange

The company's reporting currency is the U.S. dollar. A portion of the company's premiums and expenses are denominated in foreign currencies and a portion of assets (including investments) and loss reserves are also denominated in foreign currencies. The company may, from time to time, experience losses resulting from fluctuations in the values of foreign currencies (including when certain foreign currency assets and liabilities are hedged) which could adversely affect the company's operating results. The company's management of foreign currency risk is discussed in note 24 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2013.

Reliance on Distribution Channels

The company uses brokers to distribute its business and in some instances will distribute through agents or directly to customers. The company may also conduct business through third parties such as managing general agents where it is cost effective to do so and where the company can control the underwriting process to ensure its risk management criteria are met. Each of these channels has its own distinct distribution characteristics and customers. A large majority of the company's business is generated by brokers (including international reinsurance brokers with respect to the Reinsurance reporting segment), with the remainder split among the other distribution channels. This is substantially consistent across the company's insurance and reinsurance reporting segments.

The company's insurance operations have relationships with many different types of brokers including independent retail brokers, wholesale brokers and national brokers depending on the particular jurisdiction, while the company's reinsurance operations are dependent primarily on a limited number of international reinsurance brokers. The company transacts business with these brokers on a non-exclusive basis. These independent brokers also transact the business of the company's competitors and there can be no assurance as to their continuing commitment to distribute the company's insurance and reinsurance products. The continued profitability of the company depends, in part, on the marketing efforts of independent brokers and the ability of the company to offer insurance and reinsurance products and maintain financial ratings that meet the requirements and preferences of such brokers and their policyholders.

Because the majority of the company's brokers are independent, there is limited ability to exercise control over them. In the event that an independent broker exceeds its authority by binding the company on a risk which does not comply with the company's underwriting guidelines, the company may be at risk for that policy until the application is received and a cancellation effected. Although to date the company has not experienced a material loss from improper use of binding authority by its brokers, any improper use of such authority may result in losses that could have a material adverse effect on the business, results of operations and financial condition of the company. The company's insurance and reinsurance subsidiaries closely manage and monitor broker relationships and regularly audit broker compliance with the company's established underwriting guidelines.

Goodwill and Intangible Assets

The goodwill and intangible assets on the company's consolidated balance sheet originated from various acquisitions made by the company or its operating subsidiaries. Continued profitability of acquired businesses is a key driver for there to be no impairment in the carrying value of goodwill and intangible assets. An intangible asset may be impaired if the economic benefit to be derived from its use is unexpectedly diminished.

Management regularly reviews the current and expected profitability of the operating companies relative to plan in assessing the carrying value of goodwill. The intended use, expected life, and economic benefit to be derived from intangible assets are evaluated by the company when there are potential indicators of impairment. The carrying values of goodwill and indefinite-lived intangible assets are tested for impairment at least annually or more often if events or circumstances indicate there may be potential impairment.

Taxation

Realization of deferred income tax assets is dependent upon the generation of taxable income in those jurisdictions where the relevant tax losses and temporary differences exist. Failure to achieve projected levels of profitability could lead to a writedown in the company's deferred income tax asset if it is no longer probable that the amount of the asset will be realized.

The company is subject to income taxes in Canada, the U.S. and many foreign jurisdictions where it operates, and the company's determination of its tax liability is subject to review by applicable domestic and foreign tax authorities. While the company believes its tax positions to be reasonable, where the company's interpretations differ from those of tax authorities or the timing of realization is not as expected, the provision for income taxes may increase or decrease in future periods to reflect actual experience.

The company has specialist tax personnel responsible for assessing the income tax consequences of planned transactions and events and undertaking the appropriate tax planning. The company also consults with external tax professionals as needed. Tax legislation of each jurisdiction in which the company operates is interpreted to determine the provision for income taxes and expected timing of the reversal of deferred income tax assets and liabilities.

Guaranty Funds and Shared Markets

Virtually all U.S. states require insurers licensed to do business in their state to bear a portion of the loss suffered by some insureds as the result of impaired or insolvent insurance companies. Many states also have laws that establish second-injury funds to provide compensation to injured employees for aggravation of a prior condition or injury, which are funded by either assessments based on paid losses or premium surcharge mechanisms. In addition, as a condition to the ability to conduct business in various jurisdictions, the company's U.S. insurance subsidiaries are required to participate in mandatory property and casualty shared market mechanisms or pooling arrangements, which provide various types of insurance coverage to individuals or other entities that otherwise are unable to purchase that coverage from private insurers. The effect of these assessments and mandatory shared-market mechanisms or changes in them could reduce the profitability of the company's U.S. insurance subsidiaries in any given period or limit their ability to grow their business. Similarly, the company's Canadian insurance subsidiaries contribute to a mandatory guaranty fund that protects insureds in the event of a Canadian property and casualty insurer becoming insolvent.

Technology

Third parties provide certain of the key components of the company's business infrastructure such as voice and data communications and network access. Given the high volume of transactions processed daily, the company is reliant on such third party provided services to successfully deliver its products and services. Despite the contingency plans of the company and those of its third party service providers, failure of these systems could interrupt the company's operations and impact its ability to rapidly evaluate and commit to new business opportunities.

In addition, a security breach of the company's computer systems could damage its reputation or result in liability. The company retains confidential information regarding its business dealings in its computer systems, including, in some cases, confidential personal information regarding insureds. Therefore, it is critical that the company's facilities and infrastructure remain secure and are perceived by the marketplace to be secure.

The company has highly trained staff that are committed to the continual development and maintenance of its systems. Operational availability, integrity and security of the company's information, systems and infrastructure are actively managed through threat and vulnerability assessments, strict security policies and disciplined change management practices.

Other

    Quarterly Data (unaudited)

Years ended December 31

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Full Year
2013
Revenue	1,784.6	1,355.8	1,120.8	1,683.7	5,944.9
Net earnings (loss)	163.3	(156.9)	(569.1)	(1.8)	(564.5)
Net earnings (loss) attributable to shareholders of Fairfax	161.6	(157.8)	(571.7)	(5.5)	(573.4)
Net earnings (loss) per share	$7.22	$(8.55)	$(29.02)	$(0.98)	$(31.15)
Net earnings (loss) per diluted share	$7.12	$(8.55)	$(29.02)	$(0.98)	$(31.15)
2012(1)
Revenue	1,624.5	1,742.5	1,891.6	2,764.2	8,022.8
Net earnings (loss)	(1.3)	94.2	35.7	406.4	535.0
Net earnings (loss) attributable to shareholders of Fairfax	(2.6)	93.7	33.4	402.4	526.9
Net earnings (loss) per share	$(0.76)	$3.84	$0.85	$19.05	$22.95
Net earnings (loss) per diluted share	$(0.76)	$3.79	$0.84	$18.82	$22.68
(1)
2012 results reflect the retrospective adoption on January 1, 2013 of amendments to IAS 19 Employee Benefits as described in note 3 (Summary of Significant Accounting Policies) to the consolidated financial statements for the year ended December 31, 2013.

The net loss of $569.1 in the third quarter of 2013 arose principally as a result of significant net losses on investments (primarily related to equity and equity-related holdings after equity hedges, and bonds) and lower interest and dividend income, partially offset by the increased recovery of income taxes and higher underwriting profit. The net earnings of $406.4 in the fourth quarter of 2012 arose principally as a result of net gains on investments (primarily related to equity and equity-related holdings after equity hedges, and bonds). The company's significant net losses on investments, partially offset by higher underwriting profit and the increased recovery of income taxes generated a net loss of $564.5 in 2013 (2012 – net earnings of $535.0).

Operating results at the company's insurance and reinsurance operations continue to be affected by a difficult competitive environment. Individual quarterly results have been (and may in the future be) affected by losses from significant natural or other catastrophes, by reserve releases and strengthenings and by settlements or commutations, the occurrence of which are not predictable, and have been (and are expected to continue to be) significantly impacted by net gains or losses on investments, the timing of which are not predictable.

    Stock Prices and Share Information

As at March 7, 2014, Fairfax had 20,437,253 subordinate voting shares and 1,548,000 multiple voting shares outstanding (an aggregate of 21,186,023 shares effectively outstanding after an intercompany holding). Each subordinate voting share carries one vote per share at all meetings of shareholders except for separate meetings of holders of another class of shares. Each multiple voting share carries ten votes per share at all meetings of shareholders except in certain circumstances (which have not occurred) and except for separate meetings of holders of another class of shares. The multiple voting shares are not publicly traded.

The table that follows presents the Toronto Stock Exchange high, low and closing Canadian dollar prices of subordinate voting shares of Fairfax for each quarter of 2013 and 2012.

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(Cdn$)
2013
High	402.00	438.00	437.00	477.46
Low	352.60	386.98	407.00	402.25
Close	396.66	413.57	416.56	424.11
2012
High	442.00	420.00	404.45	382.88
Low	384.96	375.00	356.46	335.00
Close	402.59	403.14	379.73	358.55

    Compliance with Corporate Governance Rules

Fairfax is a Canadian reporting issuer with securities listed on the Toronto Stock Exchange and trading in Canadian dollars under the symbol FFH and in U.S. dollars under the symbol FFH.U. It has in place corporate governance practices that comply with all applicable rules and substantially comply with all applicable guidelines and policies of the Canadian Securities Administrators and the practices set out therein.

The company's Board of Directors has adopted a set of Corporate Governance Guidelines (which include a written mandate of the Board), established an Audit Committee, a Governance and Nominating Committee and a Compensation Committee, approved written charters for all of its committees, approved a Code of Business Conduct and Ethics applicable to all directors, officers and employees of the company and established, in conjunction with the Audit Committee, a Whistleblower Policy. The company continues to monitor developments in the area of corporate governance as well as its own procedures.

    Forward-Looking Statements

Certain statements contained herein may constitute forward-looking statements and are made pursuant to the "safe harbour" provisions of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Fairfax to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.

Such factors include, but are not limited to: a reduction in net earnings if our loss reserves are insufficient; underwriting losses on the risks we insure that are higher or lower than expected; the occurrence of catastrophic events with a frequency or severity exceeding our estimates; changes in market variables, including interest rates, foreign exchange rates, equity prices and credit spreads, which could negatively affect our investment portfolio; the cycles of the insurance market and general economic conditions, which can substantially influence our and our competitors' premium rates and capacity to write new business; insufficient reserves for asbestos, environmental and other latent claims; exposure to credit risk in the event our reinsurers fail to make payments to us under our reinsurance arrangements; exposure to credit risk in the event our insureds, insurance producers or reinsurance intermediaries fail to remit premiums that are owed to us or failure by our insureds to reimburse us for deductibles that are paid by us on their behalf; risks associated with implementing our business strategies; the timing of claims payments being sooner or the receipt of reinsurance recoverables being later than anticipated by us; the inability of our subsidiaries to maintain financial or claims paying ability ratings; risks associated with our use of derivative instruments; the failure of our hedging methods to achieve their desired risk management objective; a decrease in the level of demand for insurance or reinsurance products, or increased competition in the insurance industry; the failure of any of the loss limitation methods we employ; the impact of emerging claim and coverage issues; our inability to access cash of our subsidiaries; our inability to obtain required levels of capital on favourable terms, if at all; loss of key employees; our inability to obtain reinsurance coverage in sufficient amounts, at reasonable prices or on terms that adequately protect us; the passage of legislation subjecting our businesses to additional supervision or regulation, including additional tax regulation, in the United States, Canada or other jurisdictions in which we operate; risks associated with government investigations of, and litigation and negative publicity related to, insurance industry practice or any other conduct; risks associated with political and other developments in foreign jurisdictions in which we operate; risks associated with legal or regulatory proceedings; failures or security breaches of our computer and data processing systems; the influence exercisable by our significant shareholder; adverse fluctuations in foreign currency exchange rates; our dependence on independent brokers over whom we exercise little control; an impairment in the carrying value of our goodwill and indefinite-lived intangible assets; our failure to realize deferred income tax assets; and assessments and shared market mechanisms which may adversely affect our U.S. insurance subsidiaries. Additional risks and uncertainties are described in our most recently issued Annual Report which is available at www.fairfax.ca and in our Supplemental and Base Shelf Prospectus (under "Risk Factors") filed with the securities regulatory authorities in Canada, which is available on SEDAR at www.sedar.com. Fairfax disclaims any intention or obligation to update or revise any forward-looking statements.

APPENDIX
GUIDING PRINCIPLES FOR FAIRFAX FINANCIAL HOLDINGS LIMITED

OBJECTIVES:

1)
We expect to compound our book value per share over the long term by 15% annually by running Fairfax and its subsidiaries for the long term benefit of customers, employees and shareholders – at the expense of short term profits if necessary.

  Our focus is long term growth in book value per share and not quarterly earnings. We plan to grow through internal means as well as through friendly acquisitions.

2)
We always want to be soundly financed.

3)
We provide complete disclosure annually to our shareholders.

STRUCTURE:

1)
Our companies are decentralized and run by the presidents except for performance evaluation, succession planning, acquisitions and financing which are done by or with Fairfax. Cooperation among companies is encouraged to the benefit of Fairfax in total.

2)
Complete and open communication between Fairfax and subsidiaries is an essential requirement at Fairfax.

3)
Share ownership and large incentives are encouraged across the Group.

4)
Fairfax will always be a very small holding company and not an operating company.

VALUES:

1)
Honesty and integrity are essential in all our relationships and will never be compromised.

2)
We are results oriented – not political.

3)
We are team players – no "egos". A confrontational style is not appropriate. We value loyalty – to Fairfax and our colleagues.

4)
We are hard working but not at the expense of our families.

5)
We always look at opportunities but emphasize downside protection and look for ways to minimize loss of capital.

6)
We are entrepreneurial. We encourage calculated risk taking. It is all right to fail but we should learn from our mistakes.

7)
We will never bet the company on any project or acquisition.

8)
We believe in having fun – at work!

Directors of the Company

Anthony F. Griffiths
 Corporate Director

Robert J. Gunn
 Corporate Director

Alan D. Horn
 President and Chief Executive Officer
Rogers Telecommunications Limited

John R.V. Palmer
 Chairman, Toronto Leadership Centre

Timothy R. Price
 Chairman, Brookfield Funds,
Brookfield Asset Management

Brandon W. Sweitzer
 Dean, School of Risk Management, St. John's University

V. Prem Watsa
 Chairman and Chief Executive Officer of the Company

Operating Management

    Fairfax Insurance Group

Andrew A. Barnard, President and Chief Operating Officer

    Canadian Insurance

Silvy Wright, President
 Northbridge Financial Corporation

    U.S. Insurance

Douglas M. Libby, President
 Crum & Forster Holdings Corp.

Jack Miller, President
 Zenith National Insurance Corp.

    Asian Insurance

Ramaswamy Athappan, President
 Fairfax Asia and
 First Capital Insurance Limited

Sammy Y. Chan, President
 Fairfax Asia

Gobinath Athappan, COO Fairfax Asia and
President Falcon Insurance Company (Hong Kong)

    Other Insurance

Jacques Bergman, President
 Fairfax Brasil

    Reinsurance – OdysseyRe

Brian D. Young, President
 Odyssey Re Holdings Corp.

    Other Reinsurance

Nigel Fitzgerald, President
Trevor Ambridge, Managing Director
 Advent Capital (Holdings) PLC

Monika Wozniak-Makarska, President
 Polish Re

    Runoff

Nicholas C. Bentley, President
 RiverStone Group LLC

    Other

Bijan Khosrowshahi, President
 Fairfax International

Roger Lace, President
 Hamblin Watsa Investment Counsel Ltd.

Ray Roy, President
 MFXchange Holdings Inc.

Officers of the Company

David Bonham
 Vice President and Chief Financial Officer

Peter Clarke
 Vice President and Chief Risk Officer

Jean Cloutier
 Vice President, International Operations

Hank Edmiston
 Vice President, Regulatory Affairs

Vinodh Loganadhan
 Vice President, Administrative Services

Bradley Martin
 Vice President, Strategic Investments

Paul Rivett
 President

Eric Salsberg
 Vice President, Corporate Affairs and Corporate Secretary

Ronald Schokking
 Vice President and Treasurer

John Varnell
 Vice President, Corporate Development

V. Prem Watsa
 Chairman and Chief Executive Officer

Dorothy Whitaker
 Vice President, Taxation

Head Office

95 Wellington Street West
Suite 800
Toronto, Ontario, Canada M5J 2N7
Telephone: (416) 367-4941
Website: www.fairfax.ca

Auditors

PricewaterhouseCoopers LLP

General Counsel

Torys LLP

Transfer Agents and Registrars

Valiant Trust Company, Toronto
Registrar and Transfer Company, Cranford, New Jersey

Share Listing

Toronto Stock Exchange
Stock Symbol: FFH and FFH.U

Annual Meeting

The annual meeting of the shareholders of
Fairfax Financial Holdings Limited will be
held on Wednesday, April 9, 2014 at 9:30 a.m.
(Toronto time) at Roy Thomson Hall,
60 Simcoe Street, Toronto, Canada

QuickLinks

Contents
Fairfax Corporate Performance
Corporate Profile
Consolidated Financial Statements
APPENDIX GUIDING PRINCIPLES FOR FAIRFAX FINANCIAL HOLDINGS LIMITED